"A leader has to create hope – a plausible story about a better future for the organization. Everyone should be able to see the rainbow and catch a part of it. This means instilling trust which requires adherence to a value system that enhances the confidence, commitment and enthusiasm of the people."

N. R. Narayana Murthy
Chairman and Chief Mentor

Enhancing Trust

The past year has seen a sharp decline in several things we considered infallible. Once revered financial institutions have fallen from their pedestals, stock markets and financial indices around the world have sunk to previously unimagined lows and there has been an erosion of the very factor that makes the world tick: trust.

Infosys values trust as its greatest asset and believes that it is the most precious trait in building faith and dependability amongst our stakeholders. These stakeholders – customers, employees, shareholders, social beneficiaries and vendor partners – keep their faith in us because of our unique value system and commitment to transparency in all that we do. In the pages that follow, some of these stakeholders talk about their relationships with Infosys and their trust in the Company. Trust that has taken a long time to build and which we continue to enhance each day. These are not just testimonials, but articles of faith.

This Annual Report is printed on 100% recycled paper as certified by the UK-based National Association of Paper Merchants (NAPM) and France-based Association des Producteurs et des Utilisateurs des papiers et cartons Recyclés (APUR).



"Infosys showed ownership, commitment and drive in taking over application development for a strategic billing renewal project and delivered outstanding quality."

Ivo Cools
Vice President, Service Center & Remote Infrastructure Operations, Belgacom Group

An enduring alliance

Belgacom is the leading telecom operator in Belgium. We have over four million customers and a full quadruple service portfolio including mobile, fixed, fast internet and digital television services. Infosys has been partnering with us for more than 11 years, providing system integration, application development and operational support.

In 1997, the mobile telecommunications business was booming and brought with it a unique set of challenges. We required an IT partner to help us successfully navigate the rapidly changing business landscape. For us, Infosys was the right partner – it was swift in delivering faster time-to-market solutions and providing the right skills and people. Infosys also helped in bringing new services into production and increasing capacity requirements, making it a key enabler during this journey.

Our combined efforts resulted in the creation of new business models. These models offered a unique combination of short-term flexibility, cost effectiveness and long-term sustainability. This would not have been possible without Infosys. The mutual respect and joint interests have made this a clear win-win partnership.

Our relationship with Infosys has endured through good as well as challenging times. There have been instances when we called on Infosys to provide solutions at short notice, and to our satisfaction, it has consistently delivered. In 2008, when we faced issues in the Linux domain, Infosys immediately brought in Linux expertise. This led to a fully functional process framework that allowed us to collaborate and resolve all incident tickets. As a result, the overall delivery Key Performance Indicator (KPI) increased by 45%.

On another occasion, Infosys showed ownership, commitment and drive in taking over application development for a strategic billing renewal project and delivered outstanding quality. The success of this critical project improved customer product segmentation.

Infosys also helped us resolve major operational issues during the launch of a new Mobile Number Portability application. We collaborated to fine-tune the application into a reliable, scalable and stable environment, compliant with Belgian national regulations.

Infosys has proved a reliable partner by ensuring the smooth offshore transition of an important part of our IT infrastructure. This helped improve our quality performance indicators and cut operational costs by 20%.

Working with partners who best suit each other's ambition and goals is a prerequisite to face the constant changes and demands of the telecommunications business. The flexible business model of Infosys corresponds with the vision we have for our future workforce evolution and needs.

Trusted business partner

As a part of its multi-vendor offshoring strategy, SunTrust Bank has engaged Infosys to provide production support, testing, software development and delivery services. One example is the work being performed in our Mortgage subsidiary. Starting in 2005, Infosys contributed to the successful completion of almost 50,000 hours of modifications to a mainframe-based loan fulfilment application. This work was an essential component of our Mortgage Transformation Program involving the implementation of a new loan origination system. Infosys' ability to scale up our delivery capacity to meet this requirement and to do so in both a timely and high-quality fashion was a critical success factor for the program. From this foundation, Infosys has continued to develop its relationship with us as a trusted business partner. Over time, the scope of these services has continued to increase due to the quality of the work performed and value received by SunTrust.



Mike Hartness
Executive Vice President,
Enterprise Delivery Services, SunTrust Banks, Inc.



Robert J. Webb
Chief Information Officer,
Equifax Global Technology

Client-First philosophy

At Equifax, Innovation, Speed and Quality are key to business success. The strategic relationship with Infosys is helping us reliably deliver on these.

Infosys' proven expertise in technology and business process transformation has contributed greatly to the success of our global internet and customer relationship management solutions. The Infosys Global Delivery Model (GDM), complemented with a constant desire to innovate, helped improve efficiencies and productivity. Infosys' dynamic approach to capture business needs, and developing and transforming them into tangible results, helped us manage aggressive timelines, complexity and performance conditions. The commitment to performance excellence is manifested in predictable and high-quality delivery and remarkable transparency in the strategic relationship.

From our long-standing partnership, it's very clear that Infosys highly values and consistently includes the client's business perspective in all its projects. Leveraging the deep knowledge of Equifax's business needs, Infosys proposes and implements improvements and high-impact solutions.

The customer perspective and Infosys' *Client-First* philosophy form the bedrock of this relationship. Infosys is a strategic service provider and more importantly, a trusted business partner.



"I joined Infosys because of its values and not its brand. I was promised a good career progression based on my performance. I did my best and Infosys honored its part of the agreement. Six years on, I am a Project Manager with rich client exposure and good technical expertise."

Devopam Mittra
Project Manager,
Infosys Technologies Limited

Transparency builds trust

In the six years I have been working at Infosys, I have felt that this organization has stayed true to its founding ideals. I have seen Infosys continue to practice and refine the values that it holds dear. The support it provides to employees is exemplary.

My journey here in Infosys has been a long and interesting one. I joined the Company in 2001 when the dotcom bubble had burst. I had graduated from college with an engineering degree at a time when companies were shutting down or high paying Multi National Companies (MNCs) were firing employees. Infosys was different – it did put a freeze on new hiring at the time but was honest and upfront about what fresh graduates like me could expect as Infoscions. Infosys stayed true to its promise to be an employer that recognizes and nurtures true merit.

I have seen the Company's unique approach to its employees and their concerns. Infosys has set itself an exceptionally high transparency standard towards internal and external stakeholders. I have participated in several interactive forums with senior leadership where employees can air their views and opinions. These exchanges have helped in making policy changes and improving work-life balance.

I believe that honest and innovative leadership increases the trust one has in one's employer. We have been truly blessed to have at the helm of our Company, pioneers of software engineering and alternate business models in the IT industry. These leaders are also standard-bearers when it comes to ethical behavior and principles. It is because of them that Infoscions are treated with so much respect in the wider world. I have experienced this in places as varied as the municipal office where I pay my utility bills and the foreign consulates where I go for visa processing. These instances remind me of the years of hard work that have gone into building trust in the Infosys brand.

In these tough times when employees are very often unsure of their employer's intentions for the future, Infosys has been refreshingly honest and forthright. Individuals who perform well and work hard will be rewarded, in keeping with the Company's value system and commitment to excellence. It takes a lot to earn trust. Infosys earned mine when it gave me a chance during difficult times in the past. Nothing that has happened since has changed my belief in the astonishing ability of Infosys to succeed now and in the future.

"Infosys goes to great lengths to ensure that its employees feel they are part of one company no matter what their professional or personal backgrounds."



May Xia
HR Supervisor,
Infosys Technologies (China) Co. Ltd.

Nurturing talent

I joined Infosys two years ago. My faith in Infosys and its unique value system has been reinforced through the experiences I had while assimilating various aspects of the Company's culture and ethos.

It was a joy to discover the amount of investment that this Company puts in training its employees, be it domain, process or soft skill programs. I have greatly benefited from these training programs to achieve my goals with focus and satisfaction.

Infosys goes to great lengths to ensure that its employees feel they are part of one company no matter what their professional or personal backgrounds. The variety in projects and their wide geographical reach let employees experience different cultures and languages. The Diversity Council at Infosys plays a huge part in promoting an atmosphere of inclusivity – something I witnessed during the International Women's Day celebrations held across the organization. This desire to make everyone feel inclusive has increased the trust I have in Infosys, making it a pleasure to come to work everyday.

I have participated in two LITMUS surveys so far and have experienced Infosys' commitment to its employees' welfare through this annual employee satisfaction survey. Policy changes and new initiatives formulated as a result of this survey are communicated to employees at all levels within the organization. This transparency and willingness to lend an ear to all employees raises the level of confidence we have in Infosys.

Trust between an employer and its employee is enhanced when the organization has a strong vision and leadership. Our senior management in Infosys is not only strong, but they also empathize with employees and their issues. Forums like Meet the Leaders and Quarterly Town Halls allow employees to voice their views and pose questions to the senior leadership.

A nurturing environment and contributing to the welfare of the weak and underprivileged is an essential part of the cultural milieu in which I was brought up. I have experienced the same caring and nurturing trait here at Infosys. Infosys' compassion and empathy was especially apparent after the devastating earthquake that hit Sichuan province in China in 2008. Infosys not only organized fund raising drives and the collection of relief materials but also contributed generously to help the victims of this tragic event.

The cornerstone of any strong relationship is mutual trust. The sense of oneness and being part of a single family is strong here in Infosys. I believe it is this faith and strength of purpose that will ensure Infosys' success in the years to come.



'Before I started working, I sometimes wondered how my father had spent so many years working for one organization. I no longer wonder. These 17 years at Infosys have been the most wonderful of my life."

Samson David
Vice President and Head of Delivery – Communications, Media and Entertainment (North America), Infosys Technologies Limited

An inspiring workplace

On exactly this date, 17 years ago, a 23 year old boy joined a 250 odd people company called Infosys in Bangalore.

This boy had come to Bangalore from a small town called Devlali that most people would not have heard about. He had come the night before with just one bag and about Rs. 1,500. He was supposed to stay at a friend's friend's place for the night and was to join Infosys the next day – Monday, March 16, 1992. He got down from the bus at around 4 p.m. that Sunday and went to the house – only to find the door locked. He waited for about two hours – hoping this friend's friend would return. The gathering darkness, loneliness and the unfamiliarity of his surroundings were starting to become overwhelming.

Finally, he stopped waiting and took an auto and went to Koramangala. He went straight to the Infosys office at Reddy Building, a small two-storied building, manned by a lone security guard. He showed the guard his joining letter and astonished the security guard by asking if he could spend the night at the office as he was to join Infosys the next day but had no place to stay! He told the guard that he would be much obliged if he could just sit on a chair inside the office and spend the night. Obviously this might have sounded a strange request to that guard. But after some thinking and going back and forth, he agreed.

The boy was delighted and relieved to have a place where he could spend the night safely. He took a look at the inside of the office. He put his bag in one place and made himself comfortable in a chair, and sat there for a while, not knowing what to do. Feeling famished, he went to a nearby restaurant and ate a masala dosa. On coming back to the office, he settled down in his chair in anticipation of the long night ahead. He was then pleasantly surprised when the guard came and said, "There is a conference room on the top floor sir. You can spend the night there". The boy was very thankful. He put his bag on the conference room table as a pillow and fell asleep.

That was my first day at Infosys!

17 years have passed since and it has been an absolute dream. Before I started working, I sometimes wondered how my father had spent so many years working for one organization. I no longer wonder. These 17 years at Infosys have been the most wonderful of my life.

I come from an extremely poor family and have lived 20 years of my life in a tenement room about 12ft x 12ft – kitchen included. Many things seemed beyond reach. My mother, sister and I used to stitch pages from old notebooks to save on buying new ones for the new academic year. We took very good care of our uniforms so we didn't have to buy new ones. My sister and I never

asked our parents for anything new which we knew we couldn't afford. I was a cricket maniac and captained many teams at school and college but never owned a bat almost all my childhood. My friends and I would make a cricket ball using old rubber tubes of cycle tires. As a student in college, I borrowed books and made notes to study on exam day since I didn't want to burden my parents. Sometimes I skipped a meal in hostel so I could ask for less money from my father as I thought I was "contributing" to the family. I still remember the first 5-liter Hawkins pressure cooker that we bought as a family – it was a major milestone. And then the Usha fan. And the 17-inch black and white Philips television set. All of these were great milestones for my family – and we celebrated all of this.

Most of the boys and girls and their families of that generation would have no hope if they had my context. They would be "stuck" in their situations with no future to look forward to.

Infosys was instrumental in changing the future for many of those boys and girls – like me and also their families. Infosys gave us hope, opportunity, raised aspirations and made us dream of infinite possibilities.

It is not that our previous generations did not work hard. My father worked 12 hours a day, 6 days a week for many years so that he could take care of us. But he retired at a salary of around Rs. 3,500 per month. Infosys created "something special" – if one was willing to work hard and work smart – anything could be possible!

After 17 years, I can very honestly say that Infosys has given me more than I have ever deserved, dreamed or desired.

I just wrote to say Thank You – for everything. And these words do not even begin to convey what I truly feel and what I want to say.

Source : An email sent by Samson David to N. R. Narayana Murthy on March 16, 2009.



"When I look back to where I was 15 years ago, it amazes me no end. I studied for my school exams under the light of a dim kerosene lamp in a one-room house I shared with six other family members. Today I am a software engineer. My extraordinary journey wouldn't have been possible without the help and support of Prerana and the Infosys Foundation."

Chitral Pooja
Software engineer in an IT company & Nurture Merit beneficiary

Against all odds

I was born in Mumbai to a poor family. Life was difficult – my father didn't earn much and my mother, a housewife, died when I was very young. I was sent off to live with my paternal grandmother who had to bring me up with the little money she earned by doing menial jobs. My grandmother was able to support me financially while I was in school; college however, was an expensive proposition. The owner of the telephone booth where I worked part-time suggested I approach a Non-Governmental Organization (NGO) called Prerana for information about scholarships. I applied to Prerana and the day I was accepted into their Nurture Merit program was one of the happiest in my life.

I was introduced to a new way of thinking through a nurturing relationship with both Prerana and the Infosys Foundation. Pramod Kulkarni, Founder – Prerana, visited my house as part of the selection process for the program. Raghavendra Tikot, Founder – Vidya Poshak, an NGO partnering with Prerana in this program, gave me an opportunity to meet Infosys Foundation leaders who encouraged me to go for higher education.

I was also given additional coaching to improve my English language skills. The Foundation leaders showed how much they cared for my personal well-being when they gave me new clothes for my first day in college. I was deeply touched by this kind gesture. This unconditional support continued through college and even when I landed my first job interview.

I believe that one should give back to life as much as one has taken from it. I volunteer to coach and counsel students in my free time. As I look around, I see that other Nurture Merit beneficiaries are doing the same.

Prerana and the Infosys Foundation helped give wings to my dream. In turn, I hope to motivate others to pursue their dreams and lead successful lives.

A movement for social change

Chitral Pooja was a promising scholar who got in touch with us at Prerana for a scholarship to pursue college education. We have watched Chitral transform from a shy and studious girl to a confident and professional young woman. Chitral's story is one among the many successes that we have witnessed in our efforts to bring an end to generational poverty.

Prerana, eighteen years into its existence, has become a popular movement with the involvement of several thousands of volunteers in the state of Karnataka alone.

Our association with the Infosys Foundation began in 2001 when it gave us a donation of Rs. 50,000. We used this fund to lay the foundations of the Nurture Merit program which initially covered 100 children in two districts of Karnataka. Over the years, the Rs. 8.19 crore contributed by the Infosys Foundation and Rs. 3 crore by other sources have benefited around 15,985 children across India. Around 92% of college graduates under the program have received job offers. 11 NGOs partner with Prerana to run Nurture Merit across Karnataka and India. Our beliefs are reflected in Infosys' efforts to push for more investment in education from the public and private sectors. This shared belief has made Nurture Merit a resounding success.

Working with the Foundation has made us realize the difference in Infosys' approach to corporate social responsibility. Infosys is committed to developmental change. The unconditional support we receive from the Infosys Foundation has empowered us to take critical decisions and start new initiatives.

The personal involvement of a number of individuals like Foundation leaders, Infoscions and former beneficiaries of the program has helped establish strong emotional bonds between the students and their benefactors. 15 Infoscions are full-time volunteers and 20 Infoscions in Bangalore teach students on weekends. Infosys Leadership Institute volunteers have coached 56 engineering graduates to be successful at job interviews. Well-meaning human infrastructure has thus been institutionalized.

The Infosys brand lends credibility to our cause and opens up doors to new donors and services. We hope to widen the reach and scope of our initiatives and ultimately help eradicate poverty and social injustice.



Pramod Kulkarni
Founder, Prerana

Empowering marginalized communities

Nava Jeevana Mahila Okkuta (NJMO) has been working towards the emancipation of women affected by the Devadasi system in rural North Karnataka, India, over the past four years. We receive the majority of our funding from the Infosys Foundation through Prerana. The important aspect of this program was not only to help meet the immediate needs of the women, but also address the factors that made them vulnerable.

While working with Devadasi women, we have seen the struggles that they go through to shake off the regressive effects of years of subjugation and discrimination. The direction provided by the Infosys Foundation and its key members has been critical in the rehabilitation of the Devadasi women and their children.

Our dealings with the Infosys Foundation have always been transparent and without preconditions. The accessibility of the Foundation leaders and their willingness to listen to us was instrumental in NJMO's success.

At NJMO we believe that our programs will continue to evolve and become self-sustaining. Our hope for the future is that more number of marginalized families and communities are empowered to lead economically independent lives.

Abhay Kumar
Founder Member, Nava Jeevana Mahila Okkuta



"Over a decade into our association with Infosys, we have grown together and built a multi-dimensional relationship. Cisco provides Infosys with cutting edge technology and Infosys in turn provides services that help streamline business critical processes."

Naresh Wadhwa
President and Country Manager,
Cisco India & SAARC

Collaborating to achieve common business goals

For us at Cisco, Infosys is a strategic partner and one of our largest clients in India. It is also our trusted partner in technology development and innovation. We share a strong bond grounded in mutual trust as a vendor partner.

The Cisco-Infosys journey began 11 years ago and has grown from strength to strength. A symbiotic relationship, best illustrated by Infosys' deployment of Cisco's Unified Communications solution and Cisco's use of Infosys' co-engineering services on the development and sustenance of this solution, has led to significant business benefits for both organizations.

Infosys was amongst the early adopters of Cisco IP Phones in India. Currently, Infosys has deployed around 48,000 IP Phones throughout its offices globally, leading to productivity and savings. The Infosys IP Telephony success story will be our case study for expanding the IP phone business footprint across the globe.

Cisco is also collaborating with Infosys to develop joint go-to-market solutions that cater to the needs of common customers and industry verticals. A case in point is the joint collaboration to release Infosys Virtual Banker (IVB). IVB is a multi-channel convergence solution that leverages Cisco's TelePresence functionality to provide real-time immersive communication, collaboration features like audio / video and web conferencing and integrated synchronous and asynchronous communication on a unified platform.

We believe Cisco's technology leadership and Infosys' expertise and commitment towards winning in a flat world will help both companies draw on each other's strengths. Over the past decade, this relationship has helped deliver innovative solutions to improve Cisco's overall customer experience. We will continue to leverage Infosys' capabilities across future product development lifecycles and look forward to taking our relationship to a trusted advisor level.

The world today is in its early stages of global partnerships and Cisco, along with Infosys, sees enormous potential to drive business benefits such as efficiency and productivity. We believe this relationship will achieve continued success in technology development and innovation. With Cisco's industry-leading networking solutions and Infosys' deep business knowledge, we can together provide a wide array of compelling solutions to our clients. Enabling this business transformation is, in essence, the key to the Cisco-Infosys relationship.

Contents



S. D. Shibulal
Chief Operating Officer and Director

S. Gopalakrishnan
Chief Executive Officer and Managing Director

Letter to the shareholder

Dear Shareholder,

The credit crisis in the U.S. is becoming a global recession by degrees. The resulting loss of jobs and credit across the globe is of enormous proportion, not witnessed for many decades. Customers in the markets in which we operate are cutting costs to overcome the impact on their businesses.

We closed fiscal 2009 reporting annual revenues of Rs. 21,693 crore, a year-on-year growth of 30.0%. The profit after tax for the year was Rs. 5,988 crore, a year-on-year growth of 28.5%. As per the International Financial Reporting Standards (IFRS), our annual revenues for fiscal 2009 stood at US $4,663 million, a year-on-year growth of 11.7%. The net income as per IFRS was US $1,281 million with a year-on-year growth of 10.1%. The Board of Directors has recommended a final dividend of Rs. 13.50 per share (270% on par value of Rs. 5 per share) for fiscal 2009.

We continue to grow our business notwithstanding its decreasing velocity. Infosys and its subsidiaries added 156 clients and 28,231 (gross) employees in fiscal 2009. The contribution of North America and the Rest of the World to our revenues grew to 63.2% and 9.1%, respectively, during the year. The number of our million-dollar clients grew from 310 in fiscal 2008 to 327 in fiscal 2009.

A recent survey of our top 135 clients revealed that majority of them will downsize their IT budgets. This, along with our own take on the current situation, has led us to give a revenue guidance, in US Dollar terms, of a decline between 3.1% to 6.7% in fiscal 2010.

Our business model is based on enduring relationships with clients. We have clients with whom we have worked for the last 10-15 years. We have been together through economic upturns and downturns. This is one reason why we are able to sustain most relationships in this downturn. In order to strengthen these relationships, we are increasing our focus on *new engagement models* such as solution-based offerings, platform-based BPO, Software as a Service (SaaS) platform, and Finacle™, the universal banking solution from Infosys. Some of these models are based on value-based pricing such as billing the client based on the number of transactions that ensures the maximum return on investments and increased productivity, especially suitable for challenging times such as these.

Finacle™ was named a *Leader* in the January 2009 report, *The Forrester Wave™ : Global Banking Platforms, Q1 2009*. Finacle™ was ranked no. 1 in overall strategy and earned the top score for its current offering as well as product strategy. Infosys is considered one of the best-positioned organizations to deliver agile banking platforms.

Earlier in fiscal 2009, we had launched the Digital Convergence Platform that currently powers Airtel Digital TV. We also launched ShoppingTrip360™ – a platform which enables a suite of managed-information services to create a 360-degree view of real-time in-store shopper and shelf activity.

We see significant opportunities in markets where our presence is relatively new. We started our Mexico operations in August 2007 and established a subsidiary in Monterrey, which is serving as a near-shore Delivery Center to provide IT and BPO services to our existing global clients and new Latin American clients. Our second center in Monterrey, Mexico, will be operational soon. We expect the Latin American region to be among the fastest growing markets for us.

We believe in growing responsibly. We have been exploring ways to minimize the impact we create on the environment. We now monitor our energy consumption, and have reduced our per capita utilization by 5%. All our buildings are designed to be in compliance with the IGBC-LEED Gold rating (minimum). We monitor our carbon footprint and have consciously reduced carbon emissions by 5%. We have launched a patent-pending carbon footprint calculator *InGreen* that measures an individual's carbon emissions and generates a report of the carbon credits required to offset them. Our first Sustainability Report for 2007-08 was published during the year. You can read it at www.infosys.com/beyond-business/sustainability-report.asp.

Young Indians, constituting over 50% of the nation's population, are an asset. We have taken several initiatives in the past to engage with and enable youth in the company as well as in our society. As an impetus for them to take up scientific research, we have set up the Infosys Science Foundation, a not-for-profit trust to promote research in sciences in India. The first Infosys Prize, instituted by the Foundation in five categories, will be announced in January 2010. In fiscal 2009, we, along with the National Institute of Advanced Studies, instituted and awarded the *Infosys Mathematics Prize* that will be integrated with the Infosys Prize in 2010. Earlier in fiscal 2009, the first Association for Computing Machinery (ACM) – Infosys Foundation Award was given.

We continue to concentrate on research and innovation. As of fiscal 2009, we have 200 patent applications (pending) in India and the U.S. We have been granted two patents by the United States Patent and Trademark Office, earlier in fiscal 2009. Our Australian subsidiary and our research group have jointly participated in establishing the *Smart Services Cooperative Research Centre* to develop an R&D program for creating Intellectual Property valuable to Australia's services market. Infosys signed an agreement with the International Institute of Information Technology, Hyderabad (IIIT-H) to sponsor research in unstructured data analytics, inference and diagnostics tools and the development of next-generation business intelligence tools. We have also partnered with The University of Southern California (USC) Viterbi School of Engineering for joint research.

Leading organizations across the world continued to entrust us with transformational responsibilities. A manufacturing major selected us as its services partner to enable a multi-year transformation project for product innovation and lifecycle management. We turned around the enterprise application architecture of a leading relocation services organization to support its emerging business channels and growth opportunities. In India, the Uttar Pradesh Power Corporation Limited and three Rajasthan-based power distribution companies consulted us for power reforms programs. The Income Tax Department (ITD) – Ministry of Finance, Government of India, has engaged us to set up a Central Processing Center (CPC) to collect, digitize and process IT Returns. Thermax, a global solution provider in energy and environment engineering, consulted us to implement an end-to-end IT-enabled business program.

Awards and accolades affirmed our market leadership yet again. We were selected as an original component member of *The Global Dow* – a new world-wide stock index made up of 150 leading blue-chip stocks. We were named a *Leader* in Global IT Infrastructure Outsourcing in the Forrester report, *The Forrester Wave™ : Global IT Infrastructure Outsourcing, Q1 2009,* published on April 6, 2009. The report states, "Outstanding reference client scores – and a standout story on innovation for clients – gave Infosys a significant boost in the current offering rating." Infosys BPO received a *positive* rating in *Gartner's Market Scope for Comprehensive Finance and Accounting Business Process Outsourcing, 2008.*

Fiscal 2009 witnessed several upheavals, natural, economic, and otherwise. While responding to these, Infosys displayed its quiet indomitable spirit. The employees contributed significantly to the relief funds for the floods in the eastern states of India, the terror attack in Mumbai, the earthquake in Sichuan province of China, the bomb blasts in Jaipur, and the wildfires in Australia. In view of incidents such as the terror attack in Mumbai, we have undertaken security measures such as ensuring identification of all personnel on campus, monitoring movement of visitors, limiting entry of vehicles and movement of goods into the campus, restricting access to sensitive areas, and ensuring 24/7 security on campus.

A sense of achievement and satisfaction meets us as we put fiscal 2009 behind. We are confident of navigating through the economic uncertainty successfully. The short-term challenges have not impeded our pursuit of excellence, set for the long term. We, as ever, are single-minded on delivering enhanced value to our clients, investors and employees. With increased investments in training our employees in multiple domains and technologies, and focus on *new engagement models,* we reiterate our promise of emerging stronger when the economic uncertainty ends. We immensely value the faith you rest on us and look forward to your continued support.

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2009

Historical data

in Rs. crore, except per share data

Income


882
1,901
2,604
3,623
4,761
6,860
9,028
13,149
15,648
20,264
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Operation Profit (PBIDTA)


347
765
1,038
1,272
1,584
2,325
2,989
4,225
4,963
6,906
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Profit after tax*


286
623
808
958
1,243
1,859
2,421
3,777
4,470
5,819
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Market capitalization


59,338
26,926
24,654
26,847
32,909
61,073
82,154
1,15,307
82,362
75,837
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Basic EPS*


5.41
11.78
15.27
18.09
23.43
34.63
44.34
67.82
78.24
101.65
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Book value


15.75
26.26
39.29
53.98
61.03
96.87
125.15
195.41
253.84
310.90
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Notes : The above figures are based on standalone financial statements.
[*] Excluding extraordinary activities / exceptional items. Fiscal 2007, 2008 and 2009 includes a net tax reversal of Rs. 125 crore, Rs. 121 crore and Rs. 108 crore, respectively.

The year at a glance

Indian GAAP – standalone

in Rs. crore, except per share data

	2009	2008	Growth (%)
Financial performance			
Income	20,264	15,648	29.5
Gross profit	9,119	6,772	34.7
Operating profit (PBIDTA)	6,906	4,963	39.1
Profit after tax*	5,819	4,470	30.2
EPS (par value of Rs. 5/- each) : Basic	101.65	78.24	29.9
Diluted	101.48	77.98	30.1
Dividend			
Per share	23.50	13.25	77.4
Special dividend	–	20.00	
Financial position			
Capital expenditure	1,177	1,370	(14.1)
Fixed assets	4,414	3,931	12.3
Cash and cash equivalents	10,289	7,689	33.8
Net current assets	12,288	8,496	44.6
Total assets	17,809	13,490	32.0
Debt	–	–	–
Net worth	17,809	13,490	32.0
Cash and cash equivalents / total assets (%)	57.8	57.0	
Market capitalization	75,837	82,362	(7.9)

Indian GAAP – consolidated

Income	21,693	16,692	30.0
Gross profit	9,928	7,485	32.6
Operating profit (PBIDTA)	7,195	5,238	37.4
Profit after tax*	5,988	4,659	28.5
EPS (par value of Rs. 5/- each) : Basic	104.60	81.53	28.3
Diluted	104.43	81.26	28.5

IFRS – consolidated

in US $ million, except per share data

Revenues	4,663	4,176	11.7
Gross profit	1,964	1,723	14.0
Operating income	1,374	1,159	18.6
Net income*	1,281	1,163	10.1
Earnings per equity share : Basic	2.25	2.04	10.3
Diluted	2.25	2.04	10.3

Notes : 1 crore equals 10 million.
** Net profit for 2009 and 2008 includes a net tax reversal of Rs. 108 crore (US $23 million) and Rs. 121 crore (US $30 million) respectively.*

Indian GAAP Consolidated (Rs. crore)


13,893
16,692
21,693
2007
2008
2009
Income
3,861
4,659
5,988
2007
2008
2009
PAT before exceptional items

IFRS# ($ million)


3,090
4,176
4,663
2007
2008
2009
Revenues
850
1,163
1,281
2007
2008
2009
Net income

 # The data for the year 2007 is as per U.S. GAAP.

Board and committees

Infosys Technologies Limited

The Board of Directors

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Lead Independent Director

Prof. Marti G. Subrahmanyam
Independent Director

Dr. Omkar Goswami
Independent Director

Rama Bijapurkar
Independent Director

Claude Smadja
Independent Director

Sridar A. Iyengar
Independent Director

David L. Boyles
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

Executive Council

S. Gopalakrishnan
Chief Executive Officer and Managing Director
Head – Executive Council

Nandan M. Nilekani
Co-Chairman

S. D. Shibulal
Chief Operating Officer and Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

V. Balakrishnan
Chief Financial Officer

Ashok Vemuri
Senior Vice President – Banking & Capital Markets, and Strategic Global Sourcing

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

B. G. Srinivas
Senior Vice President – Manufacturing, Product Engineering, and Product Lifecycle & Engineering Solutions

Subhash B. Dhar
Senior Vice President – Communications, Media & Entertainment, Global Sales, Alliances and Marketing

Board Committees

Audit committee

Deepak M. Satwalekar
Chairperson

Prof. Marti G. Subrahmanyam

Dr. Omkar Goswami

Sridar A. Iyengar

Compensation committee

Prof. Marti G. Subrahmanyam
Chairperson

Claude Smadja

David L. Boyles

Prof. Jeffrey S. Lehman

Nominations committee

Prof. Jeffrey S. Lehman
Chairperson

Deepak M. Satwalekar

Dr. Omkar Goswami

Investor grievance committee

Rama Bijapurkar
Chairperson

Dr. Omkar Goswami

Claude Smadja

Risk management committee

David L. Boyles
Chairperson

Rama Bijapurkar

Sridar A. Iyengar

Prof. Jeffrey S. Lehman

Subsidiaries

The Board of Directors

Infosys BPO Limited

T. V. Mohandas Pai
Chairperson

Amitabh Chaudhry
Chief Executive Officer and Managing Director

Jayanth R. Varma
Independent Director

Sridar A. Iyengar
Independent Director

S. D. Shibulal
Director

Eric S. Paternoster
Director

B. G. Srinivas
Director

Infosys Technologies (China) Company Limited.

S. D. Shibulal
Chairperson

N. R. Narayana Murthy
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

T. P. Prasad
Director

V. G. Dheeshjith
Director

Ashok Vemuri
Director

Infosys Technologies (Australia) Pty. Limited.

K. Dinesh
Chairperson

Jackie Korhonen
Chief Executive Officer and Managing Director

Srinath Batni
Director

U. B. Pravin Rao
Director

Subhash B. Dhar
Director

V. G. Dheeshjith
Director

Infosys Consulting, Inc.

S. D. Shibulal
Chairperson

Stephen Pratt
Chief Executive Officer and Managing Director

Raj Joshi
Director

N. R. Narayana Murthy
Director

Nandan M. Nilekani
Director

Ashok Vemuri
Director

Chandra Shekar Kakal
Director

B. G. Srinivas
Director

Infosys Technologies S. de R. L. de C. V.

Ashok Vemuri
Sole Manager

Infosys Technologies (Sweden) AB

S. D. Shibulal
Chairperson

B. G. Srinivas
Director

Eric S. Paternoster
Director

Rajesh Krishnamurthy
Director


The Infosys Board of Directors

Location: Global Education Center, Mysore, India

Back row:

- **T. V. Mohandas Pai** – *Director and Head – Administration, Education & Research, Finance, Human Resources Development, and Infosys Leadership Institute*
- **Claude Smadja** – *Independent Director*
- **David L. Boyles** – *Independent Director*
- **Dr. Omkar Goswami** – *Independent Director*
- **Deepak M. Satwalekar** – *Lead Independent Director*
- **Sridar A. Iyengar** – *Independent Director*
- **Prof. Jeffrey S. Lehman** – *Independent Director*

Front row:

- **K. Dinesh** – *Director and Head – Communication Design Group, Information Systems, and Quality & Productivity*
- **S. Gopalakrishnan** – *Chief Executive Officer and Managing Director*
- **Nandan M. Nilekani** – *Co-Chairman*
- **Rama Bijapurkar** – *Independent Director*
- **N. R. Narayana Murthy** – *Chairman and Chief Mentor*
- **Prof. Marti G. Subrahmanyam** – *Independent Director*
- **Srinath Batni** – *Director and Head – Delivery Excellence*
- **S. D. Shibulal** – *Chief Operating Officer and Director*

The Infosys Executive Council



Back row :

Subhash B. Dhar
Senior Vice President – Communications, Media & Entertainment, Global Sales, Alliances & Marketing

Ashok Vemuri
Senior Vice President – Banking & Capital Markets, and Strategic Global Sourcing

V. Balakrishnan
Chief Financial Officer

B. G. Srinivas
Senior Vice President – Manufacturing, Product Engineering, and Product Lifecycle & Engineering Solutions

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Front row :

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

Srinath Batni
Director and Head – Delivery Excellence

S. D. Shibulal
Chief Operating Officer and Director

S. Gopalakrishnan
Chief Executive Officer and Managing Director, Head – Executive Council

Nandan M. Nilekani
Co-Chairman

Location : Software Development Block, Mysore, India

Awards for Excellence 2008-09



"Do not lose hold of your dreams or aspirations. For if you do, you may still exist but you have ceased to live."

– Henry David Thoreau

At Infosys, the pursuit of excellence is not an option. It is a vocation. The mutual trust between us and our stakeholders drives this desire to be the best and achieve what others cannot. The Infosys Awards for Excellence recognizes the spirit of those who possess the courage, vision and ambition to dream big and soar high. In 2008-09, the Awards for Excellence were given at the organizational and regional levels.

Organizational Level

Account Management (Large Account)

Account Management Team for One of the Top Five Banks in USA

Anil Kumar Kar
Badrinath Srinivasan
Madan Mohan
Murugesh Mayandi
Neeraj Kumar Jindal
Praveen Rao Pejaver
Puneet Kumar Mody
Satish G.

Account Management (Small / Mid Sized Account)

Account Management Team for a Leading Oilfield Service Company

Joseph J. Alenchery
Neeraj Saxena
Prakash Bhat M.
Ram N.
Ramesh Kannan
Ravi Ranjan Gorremuchu
Sriram Sundararajan
Sujoy Kumar

Brand Management

SETLabs Intellectual Property Go-to-Market Team

Hema Prem
Krishnan Narayanan
Pavithra Krishnamurthy
Rachna Chakraborty
Ramesh Ramachandran
Sameer Wadhwa

Department Management

Quality & Productivity Department

Development Center Management (Large)

Mysore Development Center

Development Center Management (Small)

Thiruvananthapuram Development Center

Excellence in Projects – Project Execution Excellence

Digital Data Delivery To Customer (DDToC) Team

Hema Ranganathan
Lakshmi Kannan
Murali Shankar Ramakrishnan
Ramesh Thirumulaivayol Saravanan
Rathina Senthil
Sitaram Chatti
Srinivasan V.
Subramanian Thiagarajan
Vijay Aravamudhan
Vinoth M. P.

Research & Development Project Team for a Leading Company in Transport and Energy Infrastructure

Ankit Tripathi
Ashok Kumar
Balasubramanyam Gattu
Dharmalingam T.
Kedar Barve
Manikandan K. Velliangiri
Manjunath Ramakrishna
Pankaj Kumar Mishra
Prabhakaran S.
Priya Makesh Sundaram

Excellence in Projects – Technology Excellence

High Performance Computing Solution for Risk Applications for a Securities Firm

Anish Damodaran
Ganesan Pandurangan
Prabu Ramachandran

Visual Merchandising Solution

Chethan Kumar Hosahalli Sreedharan
Dinesh Govind Joshi
Milind Sudhir Kelkar

External Customer Delight

Account Management Team for a Top Global Bank

Alok Kumar
Anand V.
Rajagopal S.
Shashidhar B. Ramakrishnaiah
Sridhar Kannan
Sriharsha G. S.
Srinivasan Govindan
Srinivasan Vedantha Ramanujam

Infy Champions – Domain Champion

Rajashekara V. Maiya

Infy Champions – Technology Champion

Jai Ganesh
Krishna Kumar Shanmughom

Innovation – Initiatives

Grid Initiatives

Anirban Chakrabarti
Anish Damodaran
Ganesan Malaiyandisamy
Srikanth Sundarrajan
Srikumar Krishnamoorthy
Sumit Kumar Bose

Infosys ShoppingTrip360™

Bindia Baby
Rajesh Sooral Lakshmana
Reena Andrews C.
Sapan Tushar Shah
Veerabramhendra S.
Vijay Sairam Pratap

Innovation – Thought Leadership

Srikanth Sundarrajan
Sumit Kumar Bose

Internal Customer Delight

Indian Payroll & Tax Team

Arun R. Rao
Chandrakant K.
Girisha Prabhu G.
Narasimha Prasad Kamath K.
Rajashekhar Sethurajan
Shailesh Kumar Agrawal

People Development

Account Management Team for a Large Food and Beverage Manufacturer

Arindam Maitra
Krishna K. V.
Prasanna Sundaragopalan
Sanjeev Saxena
Swaminathan S.
Syed Farrukh Jalal

Program Management

Intellectual Property and Data Program Management Team

Adhi Narayanan Ramasamy
Amandweep Suresh Goel
Ashok Raja Sritharan
Mary George
Mashkoor Alam
Rani Chidambaram
Ranjit Ramrakhiani
Rashmi Singh
Subramanian Thangavelu
Vijai Ragothman Pillare

Sales Management

First Software as a Service (SaaS) Social Commerce Win Team

Ashish Jain
Gowri Vaman Advani
Jai Ganesh
Manish Kumar Jain
Neeraj Sahu
Pradeep Prabhu
Prasanna S. R.
Ramadevi Sethurao

Systems and Processes

Technology Assisted Learning (TAL)

Alok Ratanlal Tiwari
Amit Tewari
Gomatam Srishail Chari
Neelam Singh
Satish Narayanaswamy
Yogesh Kumar Bhatt

Code Champion

Arijit Dasgupta
Harmeet Singh
Kishore Gopinath

Infosys Customer Satisfaction Survey (2008)

Communications, Media & Entertainment Unit

Independent Validation Solutions Unit

Infosys Internal Partnership Survey (2008)

Education & Research Unit

Infosys Leadership Institute Unit

Unit Management

Enterprise Solutions Unit

Regional Level – First Prize

Excellence in Projects – Project Execution Excellence

Aerospace Facilities Planning System Team

Anupama Uday Apte
Remya Rajan
Sagar Naresh Chhajed
Santosh Prakash Deshpande
Subramanyam Rajaram Tirulokchandar

Automation of Safety Locker Project for Branch Channel

Anurag Kumar
Anurag Shukla
Ashish Saxena
Raman Veezhinathan C. V.
Sameer Goel
Sanjeev Jain
Shubhankar Ray
Vineet Kumar Bansal

Client Service Maintenance and Support for a Leading U.K. Based International Bank

Alen Paul
Alex Trueman Jude
Balaji J.
Deepa Chintakindi
Hari Prasad Srinivasan
Harris Vasanth Leo Samson Selvaraj
Kalpana Tadapala
Phani Rama Krishna Jonnavittula
Sankar Guru Shanmugavel Palaniswamy
Satheesh Mohan

Data Warehousing Team for a Leading Distributor of a Hi-tech Products Company

Amitesh
Kalyan Kumar Madgula
Mallikarjuna Reddy Y.
Mayuri Chaubey
Priscilla Joyce George
Shameek Dutta
Sudhanshu Kumar Jha
Sumit Raj

Delivery Team for a Top U.S. Based Financial Firm

Abhishek Sharma
Anuphama Ramakrishnan
Arun Kumar Kannan
Bharathi Palaniyappan
Bhupendra Adhikari
Karthik Subramaniam
Lavanya Srikantam
Ramagoppalun Jayaraman
Senthilnathan Swaminathan V.
Sougata Sinha Choudhury

Document Manager Initiative for a Multinational Computer Technology and IT Consulting Company

Arulkumar Gopalan
Arun Mittal
Arup Patra
Deepak S.
Deepti Seshadri
Manu Manuel
Pravin Achuth Bhandarkar
Sri Prasad Palani
Srinivasa Rajan T. N.
Swapnil Shashikant Pusalkar

Finacle 10.1 Performance and Scalability Demonstration Team

Dakshinamurty Y.
Dharmendra Siripalli
Gouravi Raghavendra Shah
Manoj V.
Nandini
Prasanna Gopal B. R. Mithanthaya
Ravi Kumar Goru
Sahil Dilip Panse
Sanjay Pandurangasa Solanke
Vamseedhar Reddy Gudur

Global Business Systems Solutions Development Project Team

Nitin Manchanda
Ravi Sankar Sarma Kesapragada
Sachin Kumar Gandhi
Sarath Babu Manikonda
Sasi Kanth Koganti
Shyamlee Kumar
Siddharth Tripathi
Soloman Kiran Kumar Raya
Vijaya Suresh Prabu
Vivek Deep Singh

Internet Protocol Television End-to-End Testing Team

Anant Mohan Bhatnagar
Bhaskar Puranik
Japjot Kaur Walia
Kirubanandam S.
Manjunath D. Kulkarni
Naveen Hari Kumar Yeluri
Perumala Venkata Ramesh Babu
Rajesh Tattamangalam Rangaswamy
Ushapriya Sundararajan
Venkateswarlu Vaddi

Maintenance and Support for a Leading Product Safety Testing and Certification Organization

Atul Kumar Jain
Deepak Rustagi
Deepesh Thoduvayil
Kiran O. Reddy
Mahesh Lakshmanan
Manish Arora
Mohit Saxena
Monu Aul
Sathish Jayachandran
Vincy Thomas

Marketing Resource Management Integration Project Team

Asim Abbas Khatkhatay
Gaurav Saini
Govindaprakasha C. H.
Naveen Panambur
Rakshith Radhakrishna Bellamane
Ravindra Shukla
Sandeep Hans
Savitha Surathkal Kamath
Tushar Nilkanth Deshpande
Vipin Das R.

Professional Services Team for Online Account Management Product

Abhishek Gupta
Ahetesham Khan
Bishweshwar Kumar
Kauser Perwez
Nirmalya Mishra
Peeyush Pachauri

Regression Testing Team

Arun Kumar K.
Aruna Seshadri
Pallavi Nates
Rathiya Ramadoss
Shrisudan Raghunathan
Sinthu Vikram T. N. Jeyaraman

Reseller Operations Support System Team

Amit Ramchandran Iyer
Arjun N. R.
Ashwin Prakash C.
Divya C. L.
Kalaiselvi V.
Pallavi K.
Parnika Roychoudhury
Phani Manohar Thondoti
Sivanarut Selvi Natarajan
Suma M.

Residential Non-Performing Loans Servicing System Team for a Mexico Based Non-Performing Loan Service Provider

Ali Redha Saleem
Jessie George
Manish Bararia
Mohamed Shahid A. G.
Prasanna Manohar Ghanekar
Ran Singh
Sashi Kiran Yarlagadda
Sunil Pramod Dixit
Swapnil Vijay Akolkar
Tushar Prabhakar Kulkarni

Sales Front End Channel Program

Animesh Kumar Singh
Ashik Ali Babu
Himanshu S. Khivasara
Kaushik Saikia
Mukund Syama Sundar Adapala
Parvez Ahammed Aimandi
Radha Krishnan Rajan
Sastha Prasad Viswanathan
Sivakumar Padmanabhan
Thanga Divya

Securitization Program

Abhishek Aseem
Biju Mani Samuel
Gayathri Ramu
Raghu Gollapudi
Ramkumar A.
Ras Bihari Singh
Shilpa Sreedharan
Sriram Baskaran
Sundar Viswanathan
Zishan Kamal

State and Litigation Reporting Team

Ankit Banesigh Vegad
Arihant Sharma
Cherag Bejon Mehta
Deepak Gupta
Guru Prasad
Niraj Ganpatrao Gathibandhe
Parvathy S.
Santosh Srivastava
Sunita Siddappa Pujari
Vishal Augustya

Volume Channel

Amiteshwar Dayal Seth
Arun Kumar Mandalika
Debashis Pradhan
Deepak Chandani
Manish Mendiratta
Nageswara Rao V. Chilamkurthi
Nilamadhab Mishra
Nishant Singh
Pratik Chaudhuri
Srinivas Thota

Excellence in Projects – Technology Excellence

A Project for a Renowned Non Profit Organization

Bharadwaj Raghuraman
Sandeep Gupta
Sumit Sahota

Components Design Project Team for a Leading Company in Transport and Energy Infrastructure

Ankit Tripathi
Manjunath Ramakrishna
Prabhakaran S.

External Customer Delight

A Project for a Leading U.K. Based International Bank

Devesh Pratap Singh
Gowri Krishnan
Isabel Regina Origanti
Manish Gangadharan Panicker
Sankar Guru Shanmugavel Palaniswamy
Uthaya Sankar Jagadeesan
Venkatakrishnan Ramamurthy
Vishnucharan Chandrasekaran

Asset Management Team for a Large Europe Based International Bank

Anshul Wig
Deepak Kumar Dobariyal
Karthikeyan Neelakandan
Lakhwinder Singh Badwal
Narinder Pal Singh
Sanjeeva M.
Sudhir Ojha
Veera Balaji Penugonda

Business Insight & Analytics Team

Ashwini Kumar Gopalkrishna Shenoy
Jalaja Thaipally
Jayaraj Shankar
Roshan Lawrence D' Souza
Sanal Kumar S.
Siddharth Prakash Warang
Suresha D.
Vineeth A. V.

Engagement Team for a Leading European Communication Services Provider

Anand Kumar
Ashwin Kumar Sugavanam
Bhaskar M. R.
Naveen Kumar L.
Ravi Kumar S.
Shrinivas Udatha
Subrat Keshari Mohapatra
Sushil Agarwal

Integrated Ordering System Team

Ashish Gupta
Deepak S. Shanbhag
Hemavati Vijaykumar Karoli
Kausik Ash
Lenin Kancharla
Sudhakar Viswanathan
Sunil Kumar Ojha
Yogesha C. R.

Mobile Web Synchronization Team

Ashish Agarwal
Dhananjay K. Singh
Kranthi Sagar Borra
Nischal Ramgopal
Sandeep Shridharrao Deshmukh
Santosh Shanbhogue I.
Sudarshan R. Bhat
Uday Shenoy Padubidri

Infy Champions – Domain Champion

Mitul Devendra Shah
Prosenjit Dutta
Sanjeev Kumar

Infy Champions – Technology Champion

Hari Gopal K. B. Ponnapalli
Salvin Michael

Innovation – Initiatives

Digital Convergence Services Platform

Mahendra M.
Mandeep Singh Sandhu
Toufeeq Hussain
Vamsi Krishna Pottangi

Internal Customer Delight

InfyTV Team

Elbin Sudhakar Paul Samuel
Gopal Krishna Senthil Kumar
Jobish Thomas
Rajesh Thampy
Sridhar M.
Vimalraj Mothiravally

Quality @ Energy Utilities and Services Team

Jayanta Kumar Kar
Raja Mohapatra
Ravishankar Kayyar
Shwetha Bhatt
Usha Sinduja Rajan
Vinay Subbanarasimha Gouri

People Development

Enterprise Solutions Academy Team

Anita Das
Chandrika Raghavendra Bhargava
Mani Sri Vellanki
Parag Kanaiyalal Bhayani
Samyak Mishra
Subhash Chandra Rastogi

Global Education Center, Mysore

Arun Padmanabhan Nayar
Rajagopal Alasingarachar
Rajagopalan P.
Subraya B. M.
Sundar K. S.
Sundaresan Krishnan Iyer

Independent Validation and Solutions Banking Account People Development Team

Harish Venkatesh Kulkarni
Kiran Kumar M. R.
Nithyanand Y.
Rajesh S.
Shridevi Banderao Walvekar
Vinai Kumar Chalamkuri

Social Consciousness

Akanksha Team

Anil Kumar Kolla
Padmalaya Mandhata
Payal Dwivedy
Pritam Mahapatra
Rakesh Kumar Kanth
Rohan Roy
Samir Behara
Sanjaya Kumar Moharana
Shrihari Rajendra Gadewar
Vamsi Krishna Vankayala

InfyniteSmiles Team

Aunindra Kumar Sinha
Divya Gupta
Namratha Saldanha
Nirmala K. V.
Sowmya K.
Srinivas Nakul
Suja Warriar
Tamil Selvam
Venkatesh C. M.
Vivek Chengappa Kodira

Mamata Welfare Society Team

Agniwesh A. Thakur
Bhanu Prashanthi Murthy
Brij Bhushan Mishra
Ira Jain
Manoj Bhalchandra Bhangale
Phani Deep Tathineni
Rama Murthy Prabhala
Rambabu Sampangi Kaipa
Richard Franklin Chinnamallela
Venkata Sai Sriram Vepuri

Prerana Team

Bhaskar Chicknanjundappa
Dheeraj Hejmadi
Dinha Pramila D'Silva
Gopala Krishna Nayak S.
Priya Radhakrishnan
Vasudev Kamath
Vijaya Kumar A.

Sanjeevani Team

Anjali Manoj Kumar
Anoop Alex Koshy
Indu Thankamma Ponnappan
Indu V. R.
Jeslin Tibinet V. A.
Jinson Punnackal Kuruvilla
Ravi Ganapathy
Sankar Satish
Soja Mohamed Nizam
Sreejith B.

Sneham Social Welfare Foundation Team

Deepa N. V.
Gopalakrishnan Kalyanaraman
Malathi A. Shekar
Rajadurai Pandidurai
Rajagopalan Rajasekaran
Sahithya H.
Saravanan Babu M.
Shankar R.
Srikanth Ganesan
Thamil Selvi Boj

SOFTEN (Social Forum to Enable the Needy) Team

Ann Mary Kurian
Arpitha Haran
Bhavya V.
Ishan Bhalla
Mahidhar Tiperneni
Niranjan N. Baravani
Sahana Sudarshan
Sheethal Kumar G.
Sridhara Sivaramaiah Srirangapatna
Vivek Gajanan Hanchate

Sparsh (A Healing Touch) Team

Anmol Chandrakant Khopade
Aparna Narayan Pardeshi
Ashish Kumar Shrivastava
Buddhiraj Sudhakar Chapalgaonkar
Gaurav Bhardwaj
Manjula M. K.
Pratik Pandya
Priti Budhia
Sanjay Bipinchandra Pancholi

Systems and Processes

Account Receivables-Days Sales Outstanding Improvement Team

Jayarani Jestina Stephen
Krupa R. Chakravarthy
Meera Govind Rajeevan
Pavan Nori
Ravindra K. H.
Ruchika Jain

Code Champion

Gowrishankar T. S.
Shi Xin

Regional Level – Second Prize

Excellence in Projects – Project Execution Excellence

Development Team for a Fortune 100 Client

Balaji Narasimhan
Eshwar Ramachandra Rao B.
Gautam Siddharth Talukdar
Kamalasish Atarthi
Prakash S. R.
Priya S.
Ramaprakash Shroff
Srikanth Balaraman
Tushar Saurabh
Vijayan C.

Geographic Information Systems Center of Excellence for One of the Largest North American Telecom Service Providers

Bala Krishna Kasukurthi
David Vinothkumar Paul Vittal Doss
Jaffar Hussain Razool
Jayaprabhu Muthukumaran
Kavitha Nagarajan
Potriadian Subramanian
Pradeep Kishore
Santhosh Krishnamurthy
Saravanabhaskar Raja V. Shanmugasundaram
Vinod Kumar Ajjarapu

Life Benefits Desktop Replacement Team

Ajith K. Y. Kumar
Anupam Joshi
Arun Iddya Rao
Bijoy Thomas
Deepak Uppoor
Raja Sobhan Prathigudupu
Ravishankar Shanbhag
Sireesha Maddali
Sohan Ramachandran
Sumesh B.

Number Management Application Development and Support Team

Aakash Sharma
Amit Ramchandran Iyer
Avik Mittra
Dickson Thamby
Krishna Kishore Surisetti
Manokaran C.
Mukunda Kesari Srinivasa
Santosh Ravindran
Suresh Bangalore Shashidhar
Sushant Narendra Sharma

Record Management System – Laptop Subsystem Team

Ananthavel E.
Arumugam Subramaniyam
George John
Pooja Shukla
Prarthana Belliappa
Preetham M.
Srikanth Allarapu
Subramanian K. Palanisamy
Sujit Kumar Jha
Usha Sinduja Rajan

Wave 4 VB to .NET Migration Team for a U.S. Based Healthcare Benefits Company

Amol Jagannath Dode
Atul Avinash Borhade
Indrani Chall
Kumud Ashish Mandavkar
Mahalakshmi B. P.
Mayur Garg
Prabhu T.
Sagar Vishwas Purankar
Shiksha Sharma
Vishal Dipakbhai Vaishnav

Excellence in Projects – Technology Excellence

Post Failure Analysis of Wing

Monal Shesh
Sastry V. V. S. R. S.

External Customer Delight

Account Management Team for a Leading U.S. Railway Company

Jaykesh Kesavan Kutty
Kalaiselvi G.
Marieswaran Sakthivel
Mohan K. K.
Nitianandaradj K.
Sanjeev Rana
Sriram Natarajan
Vivek Moreshwar Ruikar

Life Benefits Team

Ajith K. Y. Kumar
Anupam Joshi
Arun Iddya Rao
Deepak Uppoor
Raja Sobhan Prathigudupu
Ravishankar Shanbhag
Sireesha Maddali
Sohan Ramachandran

Securitization Program Team

Abhishek Aseem
Amol S. Kodilkar
Biju Mani Samuel
Perumal Ramamurthi
Raghu Gollapudi
Rajeev Kumar
Vinod Pulukkool
Zishan Kamal

Infy Champions – Domain Champion

Ankit Tripathi
Ravi Kumar G. V. V.

Innovation – Initiatives

Technology Led Financial Inclusion

Gautam Bandyopadhyay
Kiran K. S. R.

Internal Customer Delight

Tools Group

Amit Gulati
Naazia Tazeen
Naresh Balaram Choudhary
Raja Sekar
Shashank H. N.
Srinivasa Sujit Rao

People Development

ESTEEM – Infosys Estimation Center of Excellence

Aman Kumar Singhal
Amit Arun Javadekar
Dinesh Ganesan
Naresh Kumar K.
Parthasarathy M. A.
Subrahmanyam Venkata Ravinuthala

Systems and Processes

Business Results Impact at Infosys Technologies Team

Bibhash Kumar Saha
Deepak Rustagi
Prakash Viswanathan
Ramakrishnan M.
Ravishankar Ganesan
Satyendra Kumar

Code Champion

En Gu
Isai Chakaravarthi I.

Directors' report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2009.

1. Results of operations

in Rs. crore, except per share data

	2009	2008
Income from software services and products	20,264	15,648
Software development expenses	11,145	8,876
Gross profit	9,119	6,772
Selling and marketing expenses	933	730
General and administration expenses	1,280	1,079
Operating profit before interest and depreciation	6,906	4,963
Interest	–	–
Depreciation	694	546
Operating profit before tax	6,212	4,417
Other income, net	502	683
Net profit before tax	6,714	5,100
Provision for taxation(1)	895	630
Net profit after tax	5,819	4,470
Profit and Loss account balance brought forward	6,642	4,844
Less : Residual dividend paid	1	–
Dividend tax on the above	–	–
Amount available for appropriation	12,460	9,314
Dividend		
Interim	572	343
Final	773	415
Special dividend	–	1,144
Total dividend	1,345	1,902
Dividend tax	228	323
Amount transferred to general reserve	582	447
Balance in Profit and Loss account	10,305	6,642
EPS(2)		
Basic	101.65	78.24
Diluted	101.48	77.98

Notes : 1 crore equals 10 million.

(1) Includes net tax reversal of Rs. 108 crore and Rs. 121 crore for fiscal 2009 and 2008 respectively.

(2) Equity shares are at par value of Rs. 5/- each.

2. Business

Total income increased to Rs. 20,264 crore from Rs. 15,648 crore in the previous year, at a growth rate of 29.5%. Our software export revenues aggregated Rs. 20,004 crore, up by 29.7% from Rs. 15,429 crore in the previous year. Of these, 65.6% of the revenues came from North America, 25.3% from Europe, and 9.1% from the rest of the world. The revenue from rest of the world has increased from Rs. 1,349 crore to Rs. 1,821 crore, with a growth rate of 35.0% which is higher than the other regions. The share of fixed-price component of the business was 37.6%, compared to 33.0% during the previous year. Blended revenue productivity, in dollar terms, decreased by 2.6% during the year.

The gross profit amounted to Rs. 9,119 crore (45.0% of revenue) as against Rs. 6,772 crore (43.3% of revenue) in the previous year. The onsite revenues decreased from 50.9% in the previous year to 49.3% in the current year. The onsite person-months comprised 28.4% of the total billed efforts, compared to 29.8% during the previous year. The operating profit (PBIDTA) amounted to Rs. 6,906 crore (34.1% of revenue) as against Rs. 4,963 crore (31.7% of revenue) in the previous year. Sales and marketing costs were 4.6% and 4.7% of our revenue during the year ended March 31, 2009 and 2008. General and administration expenses decreased from 6.9% in the previous year to 6.3% in the current year. We continue to reap the benefits of economies of scale. The net profit after tax was Rs. 5,819 crore (28.7% of revenue) as against Rs. 4,470 crore (28.6% of revenue) in the previous year. The net profit for the year included a net tax reversal of Rs. 108 crore (previous year Rs. 121 crore). The tax provisions were reversed as it was no longer required in various overseas jurisdictions.

We seek long-term partnerships with clients while addressing their IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 97.6% of our revenues from repeat business. This means that the client partnership contributed to revenues during the previous fiscal year also. We added 156 new clients, with a substantial number of large global corporations. The total client base at the end of the year stood at 579. Further, we have 327 million-dollar clients (310 in the previous year), 151 five-million-dollar clients (141 in the previous year), 101 ten-million-dollar clients (89 in the previous year), 20 fifty-million-dollar clients (18 in the previous year), and 4 hundred-million-dollar clients (6 in the previous year). During the year, one of our clients contributed more than US $300 million of revenues.

We added 61.66 lakh sq. ft. of physical infrastructure space. The total available space now stands at 226.43 lakh sq. ft. The number of marketing offices as at March 31, 2009 was 55.

3. Subsidiaries

We have six subsidiaries : Infosys BPO Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Company Limited, Infosys Consulting, Inc., Infosys Technologies S. de R. L. de C. V. and Infosys Technologies (Sweden) AB and four step-down subsidiaries : Infosys BPO s.r.o., Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and Mainstream Software Pty. Limited.

Infosys BPO Limited

Infosys BPO Limited (formerly Progeon Limited) was incorporated in April 2002, in India, to address opportunities in business process management. As at March 31, 2009, we hold 99.98% of the equity share capital and voting power of Infosys BPO. During the year, Infosys BPO serviced 97 clients, added 29 clients, and generated Rs. 1,298 crore in consolidated revenue, with a net profit of Rs. 201 crore. The employee strength as at March 31, 2009 was 17,080. Our total investment in Infosys BPO as at March 31, 2009 was Rs. 659 crore.

During the year, the investments held by P-Financial Services Holding B.V. (wholly-owned subsidiary of Infosys BPO) in its wholly-owned subsidiaries Pan-Financial Shared Services India Pvt. Limited, Infosys BPO (Poland) Sp.Z.o.o, and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. Further, Infosys BPO merged its wholly-owned subsidiary Pan-Financial Shared Services India Pvt. Limited, retrospectively with effect from April 1, 2008, vide a scheme of amalgamation sanctioned by the High Court of Karnataka and the High Court of Madras.

Infosys Technologies (Australia) Pty. Limited

In fiscal 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia, for US $24.3 million (Rs. 66 crore). The acquired company was renamed Infosys Technologies (Australia) Pty. Limited (Infosys Australia). During the year, Infosys Australia serviced 48 clients and generated Rs. 549 crore in revenue, with a net profit of Rs. 46 crore. The employee strength as at March 31, 2009 was 341.

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty. Limited for a cash consideration of Rs. 12 crore.

Infosys Technologies (China) Company Limited

Infosys Technologies (China) Company Limited (Infosys China) is a wholly-owned subsidiary and was formed to expand our business operations in China. We have invested US $14 million (Rs. 65 crore) of capital in Infosys China and advanced a loan of US $10 million (Rs. 51 crore) as at March 31, 2009. During the year, Infosys China serviced 71 clients, and generated a revenue of Rs. 129 crore, with a net loss of Rs. 11 crore. The employee strength as at March 31, 2009 was 1,053.

Infosys Consulting, Inc.

In fiscal 2005, we established Infosys Consulting, Inc., a wholly-owned subsidiary, in Texas, U.S., to add high-end consulting capabilities to our Global Delivery Model. The Board had approved an investment of up to US $75 million in the share capital of Infosys Consulting, Inc. We have invested US $45 million (Rs. 193 crore) as at March 31, 2009. During the year, Infosys Consulting serviced 96 clients, and generated a revenue of Rs. 287 crore, with a net loss of Rs. 59 crore. The employee strength as at March 31, 2009 was 304.

Infosys Technologies S. de R. L. de C. V.

In fiscal 2008, we established our first Latin American subsidiary, and opened a development center and office for the region in Monterrey, Mexico. The subsidiary, Infosys Technologies S. de R. L. de C. V., provides a complete range of business consulting and information technology services for clients in all industries including banking, financial services, retail, consumer packaged goods, resource, energy and utilities. The center provides key offerings in business process outsourcing, infrastructure management and packaged solutions implementation. The Board has approved an investment of up to Mexican Pesos 60 million. During the year, Infosys Mexico serviced 27 clients, and generated revenue of Rs. 37 crore, with a net loss of Rs. 8 crore. The employee strength as at March 31, 2009 was 221. Our investment in the subsidiary as at March 31, 2009 was Rs. 22 crore.

Infosys Technologies (Sweden) AB

During March 2009, the Company incorporated a wholly-owned subsidiary in Sweden. The Board has approved an investment up to SEK 1,00,000 (Rs. 0.06 crore). The subsidiary is yet to be capitalized and had not yet commenced its operations.

4. Finacle™

Finacle™, our universal banking solution, helps banks win in the flat world by enabling them to shift their strategic and operational priorities. It maximizes their opportunities for growth while minimizing the risks that come with large-scale business transformation. This integrated yet modular solution addresses the core banking, treasury, wealth management, Islamic banking, consumer and corporate e-banking, mobile banking and web-based cash management requirements of universal, retail and corporate banks worldwide.

Finacle™ currently powers 114 banks across 62 countries, helping them serve more than 25,000 branches, 244 million customers, 297 million accounts and over 2,00,000 concurrent users. Independent reports by renowned research firms have positioned Finacle™ among the leaders in the global evaluation of retail core banking solution vendors. Finacle™ has also emerged as one of the most scalable core banking solutions in the world by achieving an unparalleled performance benchmark of 104 million effective transactions per hour (29,010 ETPS).

5. Quality

We continue our excellence journey with a critical focus on Quality and Productivity with significant investments in quality programs. In September 2008, Infosys Australia became one of the country's first IT services companies to achieve the Software Engineering Institute's CMMI® Level 5 Version 1.2, the highest standard available, apart from continued focus and surveillance audits in ISO certifications such as ISO 9001-TickIT, ISO 27001, ISO 20000, ISO 13485, TL 9000 and AS 9100.

Our quality department manages key process improvement initiatives. Quality initiatives are aligned to business goals of units through the balanced scorecard approach.

Apart from the continued focus on assessments, certifications and surveillance audits, the Quality department also manages several large-scale change and improvement initiatives.

The Quality department ensures business connect and clear alignment through the balanced scorecard approach and leverages the Infosys Scaling Outstanding Performance (iSOP) framework to evaluate, identify and actionize improvements across business units. Quality has focused on Application Development and Maintenance (ADM) as well as non-ADM areas and created robust execution methodologies for new services like Software as a Services (SaaS) and Learning Services.

Some of the key change and improvement initiatives are :

- Implementation of systemic planning, tracking, monitoring and measurements for Reuse and Tools deployment
- Estimation Enterprise Model (ESTEEM) to facilitate adoption of formal estimation techniques and models
- TRANSCEED to enhance program and portfolio management capabilities, including relevant certification programs and systems and tools for program management
- The Quality Academy has a specialized focus on building project management, software engineering and process competencies by offering a range of trainings and certification programs
- Business results impact @ Infosys Technologies (BrITe) uniquely blends IT-specific Six Sigma approach with statistical predictive modeling to address diverse business critical parameters to provide breakthrough improvements
- InfySwift is an accelerated, responsive and predictable development methodology to achieve faster time to market
- Process Repository @ Infosys for Driving Excellence (PRiDE) is a framework with robust methodologies, project management practices, processes for Integrated Delivery Environment
- IPM+ is an Integrated Project Management suite, continuously extended to cover new service offerings such as infrastructure management, independent validation and technology consulting and to cover new measurements such as design robustness, package points and tools index
- Resource Estimation of Maintenance & Production Support Engagement (REcipE) is a resource optimization model for meeting customer budgetary needs and quality of service.
- INSIGHT is an Integrated Audit System to facilitate all types of quality audits across the enterprise.

6. Software Engineering and Technology Labs

The Software Engineering and Technology Labs (SETLabs) at Infosys is the center for applied technology research in software engineering and enterprise technology. SETLabs leverages emerging technologies for improving engineering effectiveness and developing client-focused business solutions. During the year, SETLabs built and enhanced several solutions, frameworks, tools and methodologies in the areas of software engineering, high performance and grid computing, cloud computing, convergence technologies, knowledge driven information systems and Web 2.0.

During the year, more than 60 articles were published by SETLabs researchers in leading journals, magazines and conference proceedings. *SETLabs Briefings* published seven issues last year related to areas like Governance, Risk and Compliance, IT in healthcare and life sciences, and Web 2.0. SETLabs collaborated with leading national and international universities such as the University of Cambridge.

During the year, the IP Cell of SETLabs has helped file an aggregate of 79 patent applications in the U.S. Patent and Trademark Office and Indian Patent Office.

7. Branding

We were ranked as the 14th most respected Company in the world by the Reputation Institute. We were ranked second in the Global Sourcing list of 100 best performing IT Service providers. *Hays Group* and *CEO magazine* ranked us among the best companies in the world for leaders. We were named the best Indian Company in Corporate Governance in *The Asset Magazine's* annual Corporate Governance Index 2008.

Industry analysts rated us highly in reports on our key services and markets. The services for which we were rated highly include Offshore Application Services in the North American and European markets, Comprehensive Finance and Accounting Business Process Outsourcing, and also for the Finacle™ product suite.

We had over a million visits to our blogs on business and technology related topics on our website www.infosys.com during the year. Articles displaying our thought leadership were published by our employees in various industry publications like *Manufacturing Business Technology, Supply Chain Management Review, Business Intelligence Network, Pipeline and Gas Journal, Waters* and *The Actuary* and *Grocery Headquarters*. We also launched our own channel on YouTube and used Twitter, SlideShare and AdWords to increase our branding reach. We sponsored the first ever mobile feed of *Harvard Business Review*. Leading global publications, including *BusinessWeek, The Economist, The Times, Financial Times, Information Age, The Wall Street Journal,* and *The Banker* wrote about us, our leadership, our talent and our performance. We continued to have leadership presence at premier industry events like Oracle Open World, Sapphire and Gartner Sourcing Summit. Our annual client events in U.S. and Europe were well attended despite the economic downturn, and were much appreciated. At the World Economic Forum in Davos, Switzerland, our leaders contributed daily blogs on www.cnbc.com and www.ft.com. The breakfast panel discussion and the evening get-together hosted by us were attended by some of the most influential and powerful global business leaders.

The first Association for Computing Machinery (ACM) – Infosys Foundation Award was presented to Prof. Daphne Koller of Stanford University. This was covered by *The Wall Street Journal Blog, The New York Times, Artificial Intelligence and Robotics Blog,* and *the Financial Gadget Blog*.

8. Awards and recognition

These are some of the awards and recognition that we received during the current year :

Corporate leadership

- We were rated as Best Companies for Leaders by a global survey conducted by *Hay Group and Chief Executive Magazine*
- We were named the best company in India in Corporate Governance in *The Asset Magazine's* annual Corporate Governance Index 2008
- We won Sears Holding Corporation's Partners in Progress award for the second consecutive year
- We received the 2007 Boeing Performance Excellence Award (BPEA) from The Boeing Company for a 12-month gold-level performance
- We entered the Balanced Scorecard Hall of Fame for Executing Strategy on the strength of our innovative strategy planning and execution capabilities
- We were honored with the Sharpening Brand and Competitive Differentiation Marketing Excellence Award from the Information Technology Services Marketing Association (ITSMA) for our success in shifting our perception from a provider of offshoring services to that of a partner that helps companies reshape their businesses in a flattening world

Customer and investor orientation

- We were listed on Forbes' Asian Fabulous 50 for the fourth consecutive year
- We won the first-ever RMMY award for Customer Relationship Management
- We won Eastman Chemical's Supplier Excellence award for the second consecutive year
- We were named Best Investor Relations by an Asia Pacific company in the U.S. Market at the *IR Magazine*, U.S. awards 2008
- We won awards for the Best Investor Relations Website and Company with Best Corporate Governance Practices in Investor Relations (IR) Global Rankings 2008 in APAC categories

Global recognition

- The Infosys Annual Report 2008 won the LACP Platinum award
- We were ranked 14th among the most respected companies in the world by Reputation Institute's Global Pulse 2008
- We were listed in the 2008 Global Outsourcing 100 of the International Association of Outsourcing Professionals (IAOP)
- An independent analyst has cited us as a leader in SAP implementation services, noting that our SAP practice is aligned along verticals to ensure that clients get the benefit of our deep vertical process expertise
- We were selected as a member of *The Global Dow*

Industry expertise

- We received *positive* ratings in Gartner's MarketScope for Remote Support Services and Remote Monitor Services reports
- We won two Banker Technology Awards for our exceptional work in wholesale and capital markets
- We won the Most Admired Knowledge Enterprises (MAKE) award 2008
- We, along with British Telecom were awarded the National Outsourcing Association (NOA) award for Innovative Outsourcing Project of the Year 2007
- We won the Hall of Fame award under the information technology communication and entertainment enterprises category instituted by the Institute of Chartered Accountants of India for excellence in financial reporting.

Social awareness

- We won Hitachi Data Systems' Diamond Award for Best Virtualization Strategy and Platinum award for Best Green Strategy for a Data Center
- We won the NASSCOM award for excellence in gender inclusivity at the NASSCOM IT Women Leadership Summit 2008 in Bangalore

9. Capital expenditure

During the year, we incurred capital expenditure aggregating Rs. 891 crore on physical infrastructure, (Rs. 1,180 crore during the previous year), Rs. 273 crore on technological infrastructure, (Rs. 189 crore in the previous year), Rs. 12 crore on procurement of intangible asset (nil during the previous year) and Rs. 1 crore on vehicles (Rs. 1 crore during the previous year). In all, Rs. 1,177 crore has been invested, as against Rs. 1,370 crore in the previous year.

As at March 31, 2009, in India, we had 226.43 lakh sq. ft. of space with 95,048 seats, and an additional 45.55 lakh sq. ft. under construction that would provide 20,756 seats.

10. Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. Liquidity in the Balance Sheet needs to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During fiscal 2009, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments, leaving a surplus of Rs. 2,600 crore. As at March 31, 2009, we had liquid assets of Rs. 10,289 crore as against Rs. 7,689 crore at the previous year-end.

These funds have been invested in deposits with banks and highly-rated financial institutions.

11. Increase in share capital

During the year, we issued 8,34,285 shares on the exercise of stock options under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 57,19,95,758 shares to 57,28,30,043 shares as at March 31, 2009.

12. Appropriations

Dividend

Our policy is to pay dividend upto 30% of the net profit after tax of the Company.

In October 2008, we paid an interim dividend of Rs. 10/- per share (200% on par value of Rs. 5/-). We recommend a final dividend of Rs. 13.50 per share (270% on par value of Rs. 5/- per share).

The total dividend amount is Rs. 1,345 crore, as against Rs. 1,902 crore including Rs. 1,144 crore of special dividend for the previous year. Dividend (including dividend tax) as a percentage of profit after tax is 27.0% as compared to 49.8% in the previous year (19.8% excluding the special dividend).

The register of members and share transfer books will remain closed from June 6, 2009 to June 20, 2009, both days inclusive. Our Annual General Meeting has been scheduled for June 20, 2009.

Transfer to reserves

We propose to transfer Rs. 582 crore (10% of the net profit for the year) to the general reserve. An amount of Rs. 10,305 crore is proposed to be retained in the Profit and Loss account.

13. Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and Credit Rating Information Services of India Limited (CRISIL). ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned CRISIL GVC Level 1 rating to us.

We have complied with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal year 2009, the compliance report is provided in the *Corporate governance* section of the Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the Management's discussion and analysis of the financial position of the Company is provided in this Annual Report and is incorporated here by reference.

We continue our practice of providing a report on our compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

During the year, we continued to fully comply with the U.S. Sarbanes-Oxley Act of 2002. Several aspects of the Act such as the Disclosure Committee Requirements, Whistleblower Policy, and Code of Conduct for senior officers and executives have already been instituted.

International Financial Reporting Standards (IFRS) is set to become the global accounting standard. As a Company, we want to be in the forefront on adopting the global accounting standard. During the year, we adopted the IFRS for our U.S. financial reporting and SEC filings. Consequent to this, we discontinued reporting financial statements as per U.S. GAAP effective the quarter and year ended March 31, 2009.

We are well prepared to adopt IFRS for reporting in India when it becomes mandatory in 2011.

During the year, we were selected as an original component member of *The Global Dow* – an index of the most innovative, vibrant and influential corporations from around the world – chosen by journalists and the Editor in Chief at Dow Jones. *The Global Dow* is a new worldwide stock index made up of 150 leading blue-chip stocks.

14. Particulars under Section 212 of the Companies Act

As per Section 212 of the Companies Act, 1956, we are required to attach the Directors' report, Balance Sheet, and Profit and Loss account of our subsidiaries. We had applied to the Government of India for an exemption from such an attachment as we present the audited consolidated financial statements in the Annual Report. The Government of India has granted us exemption from complying with Section 212. Accordingly, the Annual Report does not contain the financial statements of these subsidiaries. We will make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our investors. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

15. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are set out in the annexure to this report.

16. Particulars of employees

As required under the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure to this report. The Department of Company Affairs has amended the Companies (Particulars of Employees) Rules, 1975 to the effect that particulars of employees of companies engaged in the information technology sector posted and working outside India, not being directors or their relatives, drawing more than Rs. 24 lakh per financial year or Rs. 2 lakh per month, as the case may be, need not be included in the statement. Accordingly, the statement included in this report does not contain the particulars of such employees who are posted and working outside India.

17. Directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in conformance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; and guidelines issued by the Securities and Exchange Board of India on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes on accounts. The estimates and judgments related to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, to safeguard the assets of the Company and to prevent and detecting fraud and other irregularities.

18. Directors

As per Article 122 of the Articles of Association, Deepak M. Satwalekar, Dr. Omkar Goswami, Rama Bijapurkar, David L. Boyles and Prof. Jeffrey S. Lehman retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, seek re-appointment.

19. Auditors

The auditors, M/s. B S R & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

20. Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

21. Human resource management

Employees are vital to the Company. We have created a favorable work environment that encourages innovation and meritocracy. We have also set up a scalable recruitment and human resources management process, which enables us to attract and retain high caliber employees. We added 12,361 (net) and 21,196 (gross) employees, taking the total strength to 85,851 (net) up from 73,490 at the end of the previous year. Our attrition rate stands at 11.1% compared to 13.4% for the previous year. Attrition, excluding involuntary separations, stood at 9.1% compared to 12.1% in the previous year. Over the last year, we received 4,88,674 applications from prospective employees and we continue to remain an employer of choice in the industry.

We compete in a dynamic and evolving industry in which value and differentiation are defined at each turn by the Company's most precious asset: its human capital. During the year, we launched a transformational program which was envisioned after a business strategy review to enhance the capabilities of our employees around the globe : iRACE – Infosys Role and Career Enhancement. The iRACE program delivers a comprehensive enterprise career architecture which aligns talent management activities with client priorities, business needs and employee aspirations. It is a platform that clearly defines roles, competencies and proficiency requirements while linking career movement to performance and business focus. iRACE involved a detailed diagnostic which consisted of an analysis of feedback from clients and employees, inputs from industry benchmark studies and our internal business strategy.

Our model of recruiting the best and brightest talent from top academic institutions around the world and providing intense training has contributed greatly to differentiating Infosys in the marketplace. iRACE will strengthen this further, and equip employees with the knowledge and experience needed to deliver greater value for our clients; who in turn will benefit from increased operating efficiencies and enhanced delivery capabilities. We believe that continuing to invest in the skills and career development of our employees is a primary driver of client value. We are excited about the influence iRACE will have on our future success as we know that a talented, motivated and engaged workforce is our best resource in delivering winning solutions for our clients and value for our shareholders.

22. Sustainability initiatives

We believe that growth and progress can only be measured in terms of the legacy we leave behind for those who follow. Our focus is to provide technology, services and solutions that enhance the sustainability of our clients. Our constant endeavor is to transcribe our core values into our work, ensuring transparent stakeholder engagement at all levels. The goals we set ensured the involvement of clients, employees, vendors and other stakeholders. Imbibing their inputs, we have reached out to various rungs of society, generating long-term impact in several fields.

We are responsible for the services and products we offer to our clients and our steady Customer Satisfaction (CSAT) scores over an increasing customer base, vouch for this.

Our business offerings continue to provide sustainable solutions for our customers, crafting a paradigm within which we operate at the highest levels of efficiency.

Our objective last year was to create awareness among employees with specific regard to sustainability. We have accomplished this through our sustainability training module, which defines and implements training to generate awareness on the subject. Through this policy we are changing perceptions, thus raising the standard and ensuring higher accountability and productivity.

Our aim is to build a community that is self-sustaining, comprising of individuals who are strong and well-equipped. We allow every employee to exercise their rights and create awareness about human rights. Our efforts to create a framework and develop related training modules are in progress.

Enabling employees

Employee education : We are committed to empower our employees with career oriented and personal skills. The Education and Research (E&R) department continues to enable employees with technical skills. The Project Management Center of Excellence (PMCoE) helps employees enhance project management competencies and have trained over 2,934 managers and more than 28,120 employees were awarded technical certifications this fiscal year. The Business Analysts Center of Excellence (BACoE) was launched this year to provide a development and knowledge framework for business professionals. Our Enterprise Solutions (ES) Academy continues to provide world-class academic certifications on technical and domain related subjects and has trained 29,667 employees since its initiation. The Infosys Leadership Institute (ILI) offered nearly 3,43,000 person days of learning last year and, in collaboration with the Diversity office, has also launched a special mentoring program for women employees, which currently has 1,000 beneficiaries enrolled.

Employee engagement : We continue to engage our employees through various initiatives. We have developed measurement tools to capture satisfaction scores, with regard to health-related activities conducted over the year. Our Occupational Health and Safety Committee (OH&S) at each development center continues to oversee local health and safety issues and provides necessary recommendations. Through our Health Assessment and Lifestyle Enrichment (HALE) initiative, over 15,000 employees have been assisted. This year, we launched a quarterly health newsletter, Healthbytes, to spread awareness on general health, nutrition and fitness. Our employees have appreciated our efforts to provide holistic development and care. We value their contribution and participation immensely.

Diversity and inclusivity : We constantly seek to create awareness regarding diversity and inclusivity with the specific aim to enhance awareness among our employees. Our inclusivity initiatives have formed a solid base that encourages participation at all levels. Affinity networks such as Infosys Women's Inclusivity Network (IWIN), Out@Infy and Family Matters continue to help propagate inclusivity. We have launched Infyability, an accessible web portal that provides our employees with disability, a platform to come together, fostering interaction and dialog. It also educates all employees on sensitivity and inclusivity aspects of disability. Our diversity dashboards, inclusivity index and 360 degree feedback mechanism continue to create a support system for employees. The inclusivity survey captures the impact of various initiatives and awareness endeavors, thus giving us the scope to improve ourselves and build capability and accountability.

Environment

As we remain committed to the health and safety of our employees, we are also unswerving in our efforts to reduce our environmental impact. We are well on the way to achieve our goal in becoming a green IT company. We now monitor all our energy consumption, and have reduced our per capita utilization by 5%. We have also identified methods through which we can be more energy efficient. We now design all our new buildings to be in compliance with the IGBC-

LEED Gold rating (minimum). We are also calculating our carbon footprint and have consciously reduced carbon emissions by 5%. During the year, InGreen, our patent-pending carbon footprint calculator was launched. InGreen measures an individual's contribution to carbon emissions and generates the carbon credits required to offset the damage caused.

Water is a commodity that is alarmingly scarce and requires immediate conservation. We have taken positive steps to ensure that water is utilized efficiently and recycled. We have not let up our efforts to create awareness in the community regarding this issue. We are also constantly promoting biodiversity practices. Our efforts in this direction have borne reasonable results. We have initiated a practice to plant a tree for every new employee, which is being followed implicitly. We have also developed a broad, all-inclusive plan to support biodiversity.

Social consciousness

Our investment in improving local communities through sustainable initiatives is rooted in the vision of a better tomorrow, a world where every human being is given equal opportunities and the right to participate in progress. We have partnered with various stakeholders to create multiple support systems for corporate governance, education, infrastructure and inclusive growth in the community. Our educational initiatives like Campus Connect, Project Genesis and Industry Academia Partnership (IAP) continue to equip and train academic institutions and students to meet industry standards. During the year, 16,306 students from 486 colleges were trained through Campus Connect. Project Genesis benefited 23,009 students, while IAP benefitted 837. Our objective has been to track the impact of our community upliftment programs and we have now defined and implemented metrics to measure this. We are now able to gauge the results of our initiatives, thus giving us opportunities for improvement.

Our goal to raise the aspirations of students and establish the IT industry as a preferred career has found its voice in Spark. The aim of the program is to generate awareness about the IT industry among students, nurture talent and develop hidden potential. Through this initiative, we exceeded our targets and have impacted 35,000 students in a single year alone. The Spark program evinced a keen interest among Infoscions. They took time out and volunteered to make this program a huge success. The spirit of employee volunteerism was thus established and a platform was provided for community empathy. For more details, refer to the *Sustainability Report* available on our website www. infosys.com.

23. Infosys Science Foundation

We have set up "Infosys Science Foundation", a not-for-profit trust to promote research in sciences in India. Under the aegis of the Foundation, we will honor outstanding contributions and achievements by Indians across various sciences. The annual award for each category is Rs. 50 lakh.

The Infosys Science Foundation was funded by a corpus of Rs. 21.50 crore contributed by our executive board members and founders with an annual grant from the Company.

The Infosys India Prize categories include :

- Physical Sciences – Physics and Chemistry
- Mathematical Sciences – Mathematics and Statistics
- Engineering Sciences – All branches of Engineering
- Life Sciences – Biology and Medicine
- Social Sciences and Economics – Economics, History, Sociology, Political Sciences and other Social Sciences

The jury for each area will consist of eminent international personalities selected by the trustees of the Foundation.

24. Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 Plan) and the 1999 Stock Option Plan (the 1999 Plan) are given in the table :

	1998 Plan	1999 Plan
Total grants authorized by the plan (no.)	1,17,60,000 ADS	5,28,00,000 shares
Pricing formula on date of grant	Not less than 90% of fair market value	Fair market value
Variation in terms	NA	NA
Ratio of ADS to equity shares	1 ADS = 1 equity share	NA
Options granted during the year (no.)	–	–
Weighted average price per option granted (Rs.)	NA	NA
Options vested as at March 31, 2009 (no.)	9,16,759	8,51,301
Options exercised during the year (no.)	4,55,586	3,78,699
Total number of shares arising as a result of exercise of options	4,55,586	3,78,699
Money raised on exercise of options (Rs. crore)	41	23
Options forfeited and lapsed during the year (no.)	1,58,102	1,90,188
Total number of options in force at the end of the year (no.)	9,16,759	9,25,806
Grant to senior management	–	–
Employees receiving 5% or more of the total number of options granted during the year	–	–
Employees granted options equal to or exceeding 1% of the issued capital	–	–
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20	Rs. 101.48	Rs. 101.48

The Securities and Exchange Board of India (SEBI) has issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

We have the 1998 Stock Option Plan and 1999 Stock Option Plan, where the options are issued to the employees at an exercise price not less than the fair market value. If the compensation cost on account of stock options granted after June 30, 2003 (as required by the amendment effective June 30, 2003) under 1998 and 1999 Plans was computed using the fair value method, our compensation cost would have been higher by Rs. 7 crore and Rs. 13 crore and our profit would hence be less by Rs. 7 crore and Rs. 13 crore for fiscal 2009 and fiscal 2008 respectively. The impact on EPS for fiscal 2009 and 2008 would be Rs. 0.13 and Rs. 0.24 respectively. During fiscal 2009 and 2008, stock options under the 1998 Plan and 1999 Plan have not been granted, hence the weighted average fair values of grant during these years are nil.

All stock options under the 1998 and 1999 Employees Stock Options Plan were granted at the prevalent market price on the date of grant. Accordingly, we have calculated the compensation cost arising on account of stock options granted using the intrinsic value method. Hence, the disclosure in terms of Clause 12.1(n) of the Securities and Exchange Board of India (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, is not applicable.

	2009		2008	
	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price
1998 Plan				
Outstanding at the beginning of the year	15,30,447	813	20,84,124	900
Forfeited	(1,58,102)	1,785	(53,212)	2,050
Exercised	(4,55,586)	890	(5,00,465)	775
Outstanding at the end of the year	9,16,759	904	15,30,447	813
Vested at the end of the year	9,16,759	904	15,30,447	813
1999 Plan				
Outstanding at the beginning of the year	14,94,693	1,163	18,97,840	1,121
Forfeited	(1,90,188)	1,814	(1,17,716)	1,167
Exercised	(3,78,699)	620	(2,85,431)	634
Outstanding at the end of the year	9,25,806	1,248	14,94,693	1,163
Vested at the end of the year	8,51,301	1,177	10,89,041	593

25. Green initiative

We have started a sustainability initiative with the aim of being carbon neutral and minimize our impact on the environment. Sustainability practices are being implemented and tracked diligently to ensure that we comply with the goals we have set for ourselves.

Each year we send the printed copies of our annual and quarterly reports to our shareholders. In doing so, we consume around 600 tons of paper. To reduce the consumption of paper and its impact on the environment, we have leveraged technology in communicating with our shareholders. We adopted the practice of sending the quarterly reports through email to around 2,00,000 shareholders who had updated their email address with the depository participant.

Taking this forward, starting fiscal 2010, we intend to send the printed copy of the Annual Report to our shareholders containing details that are statutorily required. We believe this approach will help us reduce paper consumption by approximately 120 tons. As always, the complete Annual Report with all other details will be made available on our website www.infosys.com.

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Software Technology Parks – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Jaipur, Mangalore, Mysore, Pune, and Thiruvananthapuram and the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state governments, and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2009

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

Building infrastructure

Building infrastructure is the largest consumer of energy, so one of the major steps towards sustainability at Infosys has been the implementation of the aggressive plan laid out last year to design all new buildings as green buildings. High-performance buildings offer tremendous opportunities to enhance economic performance, gain competitive advantage, improve human well-being and productivity, and reduce humanity's environmental impact. Accordingly, all the buildings under construction at Infosys are following green building principles and have been optimized for energy performance and occupant comfort.

We have built a strong team of in-house and external consultants. The team has spent considerable time in R&D of building technologies and developing the best practice specification for future buildings at Infosys. The new projects in Mysore, Thiruvananthapuram, Chennai and Hyderabad, have been designed as per these specifications which will ensure a minimum gold rating as per IGBC-LEED framework.

IT infrastructure

We have a focused strategy to optimize energy consumption by IT and address other IT related sustainability aspects. Various tracks under the Green IT initiative are formulated with a full life-cycle approach covering procurement to e-waste disposal. Energy efficiency has been included as one of our key architecting parameter along with performance, productivity, scalability, security and availability.

Our procurement policy includes sustainability as one of the metrics for evaluation of products. Deploying leading-edge technologies is at the core of our IT strategy to address our twin objectives of operational excellence and technology showcase. This, coupled with our technology refresh cycle to leverage performance improvements and energy efficiency of the latest systems, directly contributes to optimized energy consumption.

During this year, optimized power management configuration has been rolled out onto over 50,000 desktops in the generic network. Considering an average power consumption of 10W per hour by a desktop and a monitor in sleep mode, as against 110W per hour during normal operations, this configuration change has brought about an estimated 20% reduction in power demand by desktops. Further, consolidation of core infrastructure servers like Dynamic Host Configuration Protocol (DHCP) servers and file servers from around 250 to less than 100 has reduced power demand of these servers by around 80%.

Datacenters and server rooms hosting network equipment, servers and storage devices, consume large amount of energy in an IT landscape. We have standardized on an eco-friendly datacenter and server room design incorporating power and cooling best practices. Restructuring of existing datacenters and server rooms has been initiated. Review of rack design and placement based on thermodynamic simulation and study is in progress. Opportunities for further consolidation and virtualization of servers and other infrastructure in datacenters and server rooms are being explored. We are working to shift from the current model of dedicated computing infrastructure for projects to a shared, secure, virtualized environment.

In addition to energy consumption optimization, initiatives are taken up to reduce paper usage in printers. This includes enforcing configurations like duplex printing, replacing printed forms with e-forms and user awareness drive with notification based on usage. We have reduced the overall printouts by 25 to 30% per month.

We have recently upgraded our video, audio and web conferencing infrastructure in order to increase the capacity and introduce latest technologies like high definition video and audio. This augmentation has resulted in a three-fold increase in average number of video conferences from around 300 per month during April 2008 to current 1,000 conferences per month, leading to reduction in travel and hence the carbon footprint.

Research and Development (R&D)

Research and development of new solutions and services, designs, frameworks, processes and methodologies continue to be of top priority for us. The Intellectual Property (IP) created has led to enhanced quality, productivity and customer satisfaction. This year we started focusing on creating significant IP to help the Company's non-linear growth strategy.

Specific areas for R&D

SETLabs is organized into various labs based on the areas of technology focus :

- Software Engineering Lab focusing on delivering the next generation of software engineering
- Convergence Lab in conjunction with the Communications, Media and Entertainment Business Unit (BU) focusing on the convergence of services, networks and applications
- Center for Knowledge Driven Information Systems (C-KDIS) focusing on the areas of Text Analytics, Machine Learning, Symbolic and Quantitative approaches to Reasoning and Decision Making, and Task Oriented Knowledge Management Systems
- Distributed and High Performance Computing Lab focusing on virtualization, grid models for computing efficiencies and cloud computing
- Innovation Lab focusing on leveraging Information Communication and Technology (ICT) to innovate and co-create with our clients
- Security and Privacy Lab focusing on the application security needs in our customers' context.

The Maintenance Center of Excellence of SETLabs continues to leverage its platform based, knowledge centric, collaborative process to significantly differentiate our maintenance offering and help us win large deals. Two patent applications have been filed around the Mantra platform.

The High Performance and Grid Computing Lab has developed a product called Infosys Gradient in the real time data virtualization space. Infosys Gradient virtualizes distributed and heterogeneous data sources enabling real-time data integration. This is possible by leveraging existing enterprise infrastructure without any data replication or data movement. Additionally, the Infosys GridScape platform which embodies the vision of a next-generation data center is being leveraged by a leading data center services provider to create their next generation data center offering.

The Convergence Lab in SETLabs is conducting advanced research and development in the area of seamlessly blending three screens : TV, Mobile and Web / PC to provide an immersive user experience. It has developed a platform that enables application developers to write three-screen applications once instead of three times, for each of the screens, TV, Mobile and Web / PC, thereby eliminating duplication of effort and accelerating time to market. Several three-screen applications have been developed targeting Communication Service Providers. The Lab has also developed a mobile middleware platform called Infosys mConnect and an entire suite of solutions around it including a mobile banking product, a mobile local search solution, and a mobile ticketing and billing solution. The Convergence Lab is also representing us in Indo-U.K. Advanced Technology Consortium (IU-ATC) and leading the charter for several advanced wireless networking initiatives. IU-ATC representatives include leading academic institutions and industrial partners from India and the U.K.

The Innovation Lab works on systematically promoting and managing innovations within Infosys and helps position us as a "Partner in Innovation" for our clients.

The Center for Knowledge Driven Information Systems (C-KDIS) research lab of SETLabs has developed IP in sentiment analysis, optimization techniques (for example, demand driven scheduling), predictive analytics (for example, customer behavior prediction), knowledge extraction, knowledge assisted diagnostics, decision making and rule modeling and execution. The team has filed five patent applications and published 11 papers during the year. This research goes into strengthening the Holistic Information Management Infrastructure (HIMI) platform. The team is engaged with customers from the financial, automobile, telecom, retail and healthcare sectors.

The Security and Privacy Lab, in collaboration with our Banking and Capital Markets business unit, has developed TrustedADM, a secure development life cycle methodology, that is being used across Infosys to ensure that all applications designed, developed and maintained by us for our clients or internal or subsidiaries are secure. Additionally, this Lab has also created the Infosys MaskIT (Data Masking solution) which helps protect privacy of customer information while off-shoring application development and testing.

SETLabs has invested research and development efforts to show its commitment to sustainable innovation. The Convergence Lab in SETLabs has developed a wireless sensor networking platform called Infosys Elixir, around which a host of solutions are being developed to support a greener, smarter enterprise. SETLabs researchers have developed the Infosys Emission Management System which is based on Intergovernmental Panel for Climate Change (IPCC) guidelines. It helps organizations to track and manage their direct and indirect emissions from various activities, set reduction targets, forecast emissions based on trend, track and manage emission reduction measures and to report emissions.

The product, Infosys iProwe (iProwe), enables Web Accessibility Assessment and Remediation and was developed by the Web 2.0 research team. The Infosys developed Web 2.0 Matrix continues to benchmark global Web 2.0 initiatives to help customers develop a roadmap for Web 2.0 initiatives in their organizations.

Infosys InGreen, the carbon footprint calculator, calculates an individual's carbon footprint from household, commute and other activities. InGreen aims at creating awareness of an individual's impact on the environment and promotes cautious and judicious usage of natural resources. It is based on IPCC guidelines and methodologies.

Collaborations with academia

We continue to collaborate with leading national and international universities, product vendors and technology start-up companies to leverage synergies in solution offerings. These collaborations are leveraged towards the creation of platforms and solutions that enhance the GDM principles of automation, collaboration and assembly. We are associated with various universities globally including Purdue University, IIIT Hyderabad, IIIT Bangalore, University of Southern California and the University of Cambridge. We are a part of industry consortia including the IU-ATC in the United Kingdom and the Smart Services CRC in Australia.

Benefits

Our efforts in R&D have helped us offer new services to clients in the areas of Web 2.0, SaaS, Enterprise Architecture and IT Governance as well as to build solutions, tools, methodologies and frameworks in the areas of software engineering, high performance and grid computing, cloud computing, convergence and knowledge driven information systems. Based on the technology platforms developed by multiple research groups, we are creating client-focused business solutions. Our R&D efforts have helped us win large deals across industry verticals.

Future plan of action

We will collaborate with leading national and international universities, product vendors and technology start-up companies with increasing focus. These collaborations will be leveraged towards the creation of platforms and solutions that enhance the GDM principles of automation, collaboration and assembly. Our areas of research include software engineering, network and device convergence, mobility, grid computing, cloud computing, knowledge engineering, information management, and security and privacy.

Recognition of Infosys R&D

We continue to co-create with our clients and are working as their partners in innovation. British Telecom (BT) has signed a Memorandum of Understanding (MoU) with us to collaborate on research and innovation. BT Innovate and SETLabs, the companies' respective R&D divisions, worked in collaboration, utilizing their respective intellectual properties to jointly develop and take to market a product called Real-time Business Intelligence Plus (RTBI Plus).

Nomura Securities partnered with us to address performance and scalability issues in its Interest Rate Risk Analysis application. We implemented our High Performance Computing solutions and Grid Application Migration Framework to enhance the application's performance by 150 times by porting the application to a Grid environment, thus demonstrating the proof of concept. The solution improved the scalability of the application by supporting several hundreds of products as opposed to less than hundred earlier, enabling Nomura to easily introduce new products, more simulations and research for products involving complex calculations, thus removing a constraint to business growth.

Our thought leadership journal, *SETLabs Briefings*, won "Best of Show" and "Distinguished Technical Communication" Awards in the Technical Publications competition organized by the Society for Technical Communication (STC), India Chapter.

Expenditure on R&D

in Rs. crore

	2009	2008
Revenue expenditure	236	201
Capital expenditure	31	–
Total	267	201
R&D expenditure / total revenue	1.3%	1.3%

Foreign exchange earnings and outgo

Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans.

During the year, 98.7% of our revenues were derived from exports. We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists, who sell our services to large, international clients.

Foreign exchange earned and used

in Rs. crore

	2009	2008
Earnings	19,836	14,490
Outflow (including capital imports)	8,258	6,788
Net foreign exchange earnings (NFE)	11,578	7,702
NFE / Earnings	58.4%	53.2%

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2009

Annexure to the directors' report

b) Information as per Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules 1975, and forming part of the directors' report for the year ended March 31, 2009

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Abhay M. Kulkarni	VP, BCM	BE	42	21	Feb 26, 1990	72,44,110	TISCO, Graduate Trainee
Abhijit Sen	AVP, MFG	BE	42	20	Jan 14, 2002	47,52,965	Visa International, Department Head
Abhijit Vishwas Ghaskadbi	DM, PLES	BE	43	21	Dec 26, 1997	26,28,645	TELCO, Senior Engineer
Abhishek	AVP, ES	B.Tech	36	16	Jul 1, 1993	49,68,417	–
Abhishek Goyal	Business Manager, ES	B.Tech, PGD	35	12	Sep 11, 2000	28,26,560	Asian Paints (I) Ltd., Area Manager
Aditya Nath Jha	AVP, Corporate Marketing	B.Tech (H)	43	22	Nov 10, 2003	56,09,816	Big Leap, CEO
Ajayan Pillai	DM, RETL	B.Sc, MCA	38	15	Apr 2, 2001	28,42,898	IT Solutions (India) Pvt. Ltd., Accounts Manager – Delivery
Akhila Ramachandran Jha	Senior Manager, Quality	B.Sc, MCA	42	20	Dec 14, 2004	30,39,469	American Express (India) Pvt. Ltd., Director
Alok Uniyal	Principal Consultant, Quality	B.Tech, MBA	40	12	Aug 2, 2004	24,05,836	Mphasis BFL Ltd., Senior Consultant
Aman Kumar Singhal	Senior Manager, Quality	B.Tech	36	14	Jan 18, 1999	24,24,441	Tata Refractories, Assistant Manager
Amer Singh Thakur	Senior Principal – Consulting, Consulting Solutions	Diploma, AMIE, B.Sc, MBA	49	29	Feb 12, 2007	42,69,874	Airtel Enterprises Service Carrier, General Manager
Amit Gaonkar	Principal Architect, MFG	B.Tech, PGD	35	12	Aug 31, 1998	27,01,800	Tata Consultancy Services Ltd., Assistant System Analyst
Amit Kumar Bhadra	AVP, BCM	B.Sc, M.Sc	43	23	Jan 22, 1998	46,47,255	Unit Trust of India, Assistant General Manager
Amit Madhav Bakre	Principal Consultant, ES	BE, MMS	38	14	Jun 12, 2000	25,17,382	PricewaterhouseCoopers Ltd., Consultant
Amit Sahakundu	Senior Manager – Systems, CCD	BE, M.Tech	45	24	Feb 24, 1999	25,53,810	Air India, Deputy Manager – Systems
Amiteshwar Dayal Seth	DM, MFG	B.Sc (H), MS, PGD	38	13	Jun 24, 1996	26,57,739	–
Ammayappan Marimuthu	Unit Planning and Assurance Manager, RETL	BE	35	12	Jan 22, 2001	29,44,106	Sony India Ltd., System Engineer
Amol Barbare	GPM, Corporate	BE	33	13	Jul 15, 1996	26,96,279	–
Anand Govindarajan	Principal Architect, SaaS	BE, MS	35	14	May 19, 1997	24,81,995	Tata Consultancy Services Ltd., Assistant System Analyst
Anand J. Raghavan	AVP, PE	BE	37	15	Nov 27, 1995	41,30,049	Wipro Infotech, Customer Support Engineer
Anand Krishna	Group Manager – Go-to-Market, Corporate Marketing	BE, MBA	43	19	Jul 12, 2000	33,90,333	PricewaterhouseCoopers Ltd., Senior Manager – Transaction Services
Ananth Chandramouli	Principal Architect, India Business Unit	BE, M.Tech	36	13	Aug 26, 1996	29,13,625	Carborundum Universa, Trainee
Ananthashayana Nagashayana Shastry	Principal – Consulting, Consulting Solutions	BE, PGD	35	13	Oct 14, 2004	26,07,327	E. C. S. Ltd., Principal Consultant
Anbazhagan Manian	DM, IVS	BE, PGD	48	22	Feb 25, 2008	28,57,153	Ramco Systems, General Manager
Anil Kumar Gupta	DM, PE	BE	37	15	Mar16, 1995	24,11,151	ITI Ltd., Systems Software
Anil Kumar P. N.	DM, EUS	B.Tech, ME	37	14	Aug 5, 1996	29,95,745	Bajaj Auto Ltd., Engineer
Anil Kumar Thalakera	GPM, ES	B.Com, PGD, M.Com	39	16	Oct 8, 2007	27,17,822	HCL Technologies Ltd., Deputy General Manager
Anil Sarin	Product Manager, SaaS	B.Sc (H), M.Sc	50	27	Aug 23, 2007	38,74,707	IBM India Pvt. Ltd., Engineering Manager
Anindya Palit	AVP, PIE	B.Tech, PGD	43	20	Oct 20, 2003	32,01,551	Covansys Corporation, Director
Aniruddha Yashwant Mokashi	GPM, BCM	BE, M.Tech	36	13	Mar 5, 2001	24,72,039	American Express Tech., PL
Anoop Nambiar	Principal Architect, SETLabs	B.Tech	40	17	Apr 17, 2003	25,36,441	Venturi Technology Partners, Senior Consultant
Anuj Kumar	DVM, IHL	BE	36	15	Jan 6, 1997	32,51,168	Rourkela Steel Plant, Manager
Anuradha Amudalapalli	DM, IVS	B.Tech	39	17	Apr 2, 2007	33,07,260	Aricent, Director – Engineering
Anuradha Biswas	AVP, IVS	B.Sc	36	16	Sep 24, 2001	67,84,287	Aztec Software, Senior Manager – QA
Anurag Maheshwari	Recruitment Lead – India and APAC, HRD	BE, PGD	35	12	Dec 6, 2000	25,06,004	Nestle India Ltd., Personnel Executive
Anurag Vardhan Sinha	AVP, CME	BE	38	16	Oct 7, 1992	66,70,474	–
Arindam Das	DM, MFG	B.Tech, M.Tech	40	17	Mar 27, 2001	30,08,493	Tata Consultancy Services Ltd., Assistant Consultant
Arun Kumar H. R.	AVP, NMS	BE	36	14	Nov 7, 1994	29,08,126	–
Arun Kumar Mahapatra	DM, ES	BA, LLB, PGD	44	21	Sep 10, 2007	31,99,754	HCL Technologies Ltd., Deputy General Manager

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Arun Srinivas	DM, IVS	BE	35	13	Aug 19, 1996	24,15,413	–
Aruna Chittaranjan Newton	Principal Consultant, ILI	B.Com, MBA	42	19	Jan 3, 2000	25,48,934	Wipro Infotech, Manager – Training
Ashish Sharma	Principal Architect, BCM	B.Tech	37	16	Mar 26, 2007	27,53,633	Tata Consultancy Services Ltd., Senior Consultant
Ashok Gopinath	Principal Architect, BCM	B.Sc	35	16	Jun 3, 1996	26,41,436	Integra Micro Systems, Developer
Ashok K. Bangera	DM, RETL	BE	37	16	Sep 8, 1995	27,31,850	HAL, Engineer
Ashutosh Saxena	DM, IMS	B.Tech	38	17	Dec 8, 2003	25,94,469	P. C. S. Industries Ltd., Area Manager
Ashwathanarayana Shastry	AVP, MFG	BE, ME	41	17	Feb 24, 1992	44,46,742	–
Atul Agrawal	Senior Principal Consultant, EUS	B.Tech	38	18	Jun 2, 2003	24,21,449	Siemens Ltd., Manager
Atul Alase	DM, SGSS	BE	43	19	May 2, 2005	32,35,398	Target Case Technologies, Director
Atul Kumar	Principal Consultant, SI	BE	34	13	Feb 26, 2001	26,86,251	Tata Technologies India Ltd., Consultant
Avinash Chandrakar	DM, RETL	B.Tech	35	15	Jun 27, 1994	31,81,486	–
Avinash G. S.	DM, MFG	BE	36	13	Aug 26, 1996	27,17,914	–
Avinash Garg	GPM, IMS	BE, PGDOM, PGDFM	37	16	May 21, 2007	28,52,452	Computer Sciences Corporation India Pvt. Ltd., Senior Manager – GIS
Babu N. S.	DM, Finacle	B.Sc, M.Sc	36	15	Sep 4, 1995	30,63,050	Aapson Computers, Developer
Badri Narayanan J.	DM, NMS	BE	36	16	Jul 1, 1993	26,32,677	–
Balachandran R.	Product Manager, Finacle	BE, PGD	43	18	Aug 30, 2004	25,62,385	Polaris Software Lab Ltd., Principal Consultant
Balachandran T. R.	AVP, HRD	BA, MA	39	17	Oct 12, 2000	43,16,167	ICICI Personal Financial Services Ltd., Business Manager – South
Balaji Ramachandran	Principal Consultant, IHL	MBBS	43	18	Jul 26, 2007	28,08,773	Sentient Health Pvt. Ltd., Consultant
Balaji Sampath	Group Manager – Go-to-Market, SaaS	BE, MBA	38	14	Dec 23, 2004	34,03,235	Microsoft Corporation Pvt. Ltd., Business Manager
Balaji Srinivasa Rao Ghat	AVP, CCD	BE	39	17	Feb 7, 2000	34,06,606	Zen Computers, Networking Consultant
Balakrishna D. R.	AVP, EUS	BE	37	15	Feb 7, 1994	49,79,702	HCL-HP, Customer Engineer – Trainee
Balakrishnan Mayilarangam Sundararajan	DM, RETL	B.Sc, M.Sc	43	22	Oct 12, 2000	31,55,237	DSQ Software Ltd., Assistant Consultant
Balakrishnan V.	Chief Financial Officer	B.Sc, ACA, ACS, AICWA	44	22	Sep 2, 1991	2,35,86,740	Amco Batteries Ltd., Senior Accounts Executive
Balashankar	AVP, PE	BE	53	30	Dec 17, 1997	45,90,547	BEL, Manager and Dept. Head of R&D
Basudev Banerjee	Product Manager, Finacle	BA, MA, MBA	41	17	Apr 18, 2005	25,22,908	i-Flex Solutions Ltd., Consultant
Bhanu Prasad Narayana	GPM, IHL	B.Tech	36	16	Jan 27, 1998	26,40,857	L&T Ltd., Executive Engineer
Bharadwaj K. P.	DM, CME	BE	45	23	Dec 1, 1997	28,95,710	L&T Ltd., Executive
Bhaskar Babu K.	DM, MFG	BE	36	14	Nov 7, 1994	29,99,507	–
Bhaskar Chakravarty	AVP, Corporate Planning	B.Tech	36	14	Jun 26, 1995	38,80,933	–
Bhaskar Chicknanjundappa	AVP, EUS	BE, MS	42	16	Sep 2, 1998	60,77,913	Indus International, PL
Bhushan Gunwant Deshmukh	GPM, BCM	BE	34	13	Sep 25, 2000	24,06,332	Mphasis, Senior Software Engineer
Bhuvaneswari Sundaram	VP, BCM	B.Sc, MCA	44	21	Aug 28, 2000	64,05,802	Citibank, AVP
Binod H. R.	SVP and Head, India Business Unit	BE	46	23	Aug 2, 1993	1,17,86,869	MICO, Senior Engineer – Technical Sales
Binokumar P. C.	DM, CME	B.Tech	38	15	Dec 9, 1996	24,61,144	L&T Ltd., Assistant Engineer
Brundhabhan M. S.	DM, EUS	BE	38	17	Nov 27, 1995	27,26,311	L&T Ltd., Engineer – Marketing Services
Chandra Mohan Nandakumar	DM, BCM	BE	34	14	Mar 8, 2001	24,10,075	IIS Infotech Ltd., Assistant Consultant
Chandra Shekar Kakal	SVP and Head, ES	Diploma, BE, PGD, MBA	48	25	Mar 1, 1999	1,58,18,966	Ramco Systems, Product Manager
Chandrakanth Desai	AVP, CCD	B.Tech, M.Tech	53	32	Jan 17, 2000	59,62,357	Indian Air Force, Wing Commander
Chandraketu Jha	VP, Purchase	B.Com, CA	45	22	Jun 26, 2000	70,44,469	Global Business Dimensions, Head of Accounts & Finance
Chandramouli Kundagrami	Product Manager, Finacle	BE, MBA	40	16	Oct 22, 2007	24,93,115	i-Flex Solutions Ltd., Sr. Consultant
Charles Henry Hawkes	VP, Facilities	B.Sc	49	24	Nov 15, 1996	54,33,485	Trans Oceanic Travel, Manager
Chetan Dinesh Gaglani	DM, IMS	BE, MS	41	17	May 28, 2007	31,80,221	Unisys, Program Manager and Lead Architect
Chetan Kumar Gupta	DM, PE	BE	37	15	Mar 13, 1995	29,45,255	ITI Ltd., Assistant Executive Engineer
Dayasindhu N.	Principal Researcher, E&R	B.Sc, M.Sc, Ph.D	38	9	Nov 11, 2002	25,13,539	Tata Elxsi Ltd., Manager – Business Strategy
Deepak Bhalla	GPM, IS	B.Com, ACA	35	13	Jun 29, 1998	32,41,648	JK Corp. Ltd., Assistant Manager – Corporate Finance

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Deepak Gupta	DM, RETL	B.Tech	36	13	Aug 26, 1996	27,56,635	–
Deepak Kumar Pelluru	DM, ES	B.Tech, MBA	33	11	Nov 19, 2007	26,33,374	Wipro Technologies Ltd., Practice Head
Deepak N. Hoshing	AVP, Finacle	B.Tech	46	24	Oct 10, 1996	62,49,390	Unisys, Senior Systems Analyst
Deepak P. N.	Principal Architect, NMS	BE	41	19	Dec 18, 1995	29,00,859	Nuclear Power Corporation of India Ltd., Officer
Deepak Padaki	AVP, Finance	BE	38	17	Aug 10, 1992	44,08,777	–
Deepak Swamy	AVP, CME	B.Sc Engg, MBA	43	19	Jan 12, 2004	47,62,392	Tendium Inc., SVP
Devendranath Deverapalli Chowdary	Principal Consultant, ILI	Advanced Diploma, B.Sc, M.Sc.	54	30	Sep 1, 2005	24,31,101	Entrepreneur (self employed), Training Consultant
Dhanasekaran Kalimuthu	DM, IVS	BE	40	19	Nov 27, 1995	26,73,643	ITI Ltd., Assistant Manager
Dheeshjith V. G.	VP and Head, NMS	B.Sc, ME	45	22	Sep 14, 1987	82,17,409	–
Dhinakaran Rajagopal	DM, BCM	BE	38	17	Mar 20, 2000	24,40,160	Bharat Heavy Electricals Ltd., Systems Engineer
Dinesh Ganesan	DM, IHL	B.Sc, M.Sc, MBA	40	19	Dec 14, 1998	30,93,772	CMC Ltd., Manager – SI
Dinesh Krishnaswamy	Director and Head, CDG, IS and Quality & Productivity	B.Sc, M.Sc	54	36	Sep 1, 1981	91,06,753	Patni Computer Systems Ltd., Senior Software Engineer
Dinesh Mohan	Senior Principal Consultant, ES	BE, MBA	38	14	Aug 1, 2005	28,22,762	California Software Co. Ltd., VP
Dinesh Narayan	GPM, IS	BE, MS	40	16	Sep 10, 2007	31,93,323	United Airlines, Senior Manager
Dinesh R.	VP, RETL	BE	40	19	Oct 1, 1990	74,26,691	–
Dipankar Khasnabish	Group Lead, Corporate Planning	B.Tech, PGDM	41	16	Sep 6, 2004	25,45,923	Tate Elxsi Ltd., Corporate Manager
Dipayan Mitra	Senior Principal – Consulting, Consulting Solutions	B.Tech	40	18	Jun 27, 2006	31,52,460	Gail (India) Ltd., Senior Manager
Elamurugan V. S.	DM, RETL	BE	35	15	Dec 9, 1996	25,32,592	Thermax Ltd., Executive
Eshan Joshi	AVP, HRD	B.Tech, PGD	36	12	Sep 2, 1998	69,73,847	KLG Systel Ltd., Deputy Manager – HRD
Feroz Syed	DM, BCM	BE	39	17	Jul 15, 1996	26,05,774	Aptech Computer Education, Executive
Fijoe Joseph Mathew	DM, IVS	BE	37	16	Sep 20, 2007	28,77,105	IBM India Pvt. Ltd., Senior Delivery Program Manager
Ganapathi Bhat Balike	DM, RETL	B.Sc	37	17	Sep 8, 1995	26,11,425	L&T Ltd., Technical Assistant
Ganapathy Subramanian Venugopal	Group Lead, Corporate Planning	BE, PGDM	33	11	Mar 24, 2005	24,56,703	Royal Sundaram Alliance Insurance Co. Ltd., Manager, Planning and Strategy
Ganesan Arunachalam Kaushik	Senior Manager, Quality	BE (H), ME	50	27	Jul 1, 2005	31,15,711	Karna Softek India Pvt. Ltd., Project Director and CTO India
Ganesh Babu N.	Principal Consultant, SI	Diploma	41	20	Dec 9, 2002	27,52,525	Ramco Systems Ltd., Consultant – Call Center
Ganesh Gopalakrishnan	VP, IHL	BE (H), PGD	46	22	May 2, 1994	92,78,749	Asian Paints (I) Ltd., Systems Executive
Gautam Bandyopadhyay	Principal Consultant, Finacle	B.Tech, MBA	39	14	Feb 28, 2001	27,19,240	HDFC Bank, Senior Relationship Manager (Corporate Banking)
Gautam Khanna	DM, IHL	B.Tech, PGDM	35	12	Jun 8, 1998	27,48,148	Reliance India Ltd., Graduate Engineer Trainee
Geetha Das	AVP, IS	B.Tech, M.Tech	45	19	Sep 24, 2001	32,86,479	Trigyn Technologies Ltd., Practice Manager
Geetha G.	DM, PE	BE	43	22	Dec 1, 1995	30,90,376	ITI Ltd., Senior Engineer
Ghanashyam Wagle	AVP, NMS	BE	40	18	Jun 10, 1996	32,00,374	Godrej & Boyce Manufacturing Co. Ltd., Manager
Girish A. R.	AVP, RETL	BE, PGD	36	14	May 8, 1995	28,55,954	MICO, Trainee
Girish G. Vaidya	SVP and Head, ILI	BE, PGDM	58	34	Jan 22, 1999	91,62,785	ANZ Grindlays, Director and Head – Operations
Girish Vasant Vaidya	DM, NMS	Diploma, BE	45	21	Jul 16, 2007	31,63,309	Adea Solutions, Director – Delivery
Gomatam Srishail Chari	AVP, E&R	B.Tech	46	24	Nov 8, 2000	53,52,261	CBSI, Development Manager
Gopal Krishna Sharma	Practice Manager, Finacle	BE, M.Tech, Ph.D	45	15	Feb 23, 1996	25,89,187	Islamiah Institute, Lecturer – Civil Engineering
Gopal T. N.	AVP, Finacle	B.Sc	47	27	Sep 8, 1994	52,92,946	Marketing Business Services, Executive
Gopalakrishnan S.	CEO and Managing Director	B.Sc, M.Sc, M.Tech	54	30	Feb 1, 1981	91,78,814	Software Sourcing Company, Technical Group, VP
Gopikrishnan Gouri Ramachandran	DM, ES	B.Tech, PGD	37	14	Oct 3, 2000	30,22,094	Intelligroup Asia, Manager – Business Development
Gopikrishnan Konnanath	AVP, MFG	BE	38	15	Nov 7, 1994	38,03,214	BPL Systems & Projects Ltd., Trainee Engineer
Govindaprakasha C. H.	DM, RETL	BE	37	15	Feb 7, 1994	27,71,650	Tata Electronics, Trainee
Guru Anand K. C.	DM, PE	BE, MBA	50	26	Aug 8, 1997	24,99,347	Axes Technologies, Senior Software Design Engineer

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Guru Raja C.	Group Manager – UET, Finacle	B.Sc, CAIIB, M.Sc	48	26	Sep 29, 2000	24,26,640	Canara Bank, DBA Officer
Guru S. Sangameshwar	DM, MFG	BE, ME	38	15	Jun 26, 1995	28,74,034	Siemens Ltd., Executive
Guruprakash Pai Karkala	Unit Planning & Assurance Manager, IMS	BE	38	17	Sep 8, 1995	29,03,506	Kasturba Medical College, Biomedical Engineer
Guruprasad R. A.	DM, PIE	BE	40	19	Oct 5, 1998	28,52,252	Spectrum Infotech, Senior Design Engineer
Gururaj B. Deshpande	DM, BCM	BE	37	15	May 2, 1994	30,36,702	BPL Ltd., Trainee
Haragopal Mangipudi	VP and Head, Finacle	B.Sc, LLB, PGD	47	22	Dec 8, 1993	85,14,408	Canara Bank, Officer
Hareshkumar Mahadevrao Amre	Senior Manager, Quality	BE, PGD	38	16	Nov 1, 2004	29,62,662	GE, AVP, Resource Management
Harsha R. Herle	GPM, Finacle	BE	35	14	Apr 28, 1997	25,69,978	Kirloskar Electricals, Engineer
Hasit G. Trivedi	DM, NMS	BE	35	14	Apr 28, 1997	29,56,031	Global Tele Systems, Member – Strategic Planning
Hemalatha Murugesan	DM, IVS	Diploma, BE	38	13	Jun 7, 2004	26,51,815	Network Associates, Quality Assurance Manager
Hemant Kumar	DM, ES	BE, M.Tech	38	15	Feb 13, 1995	25,18,120	CSM Pvt. Ltd., Associate
Hemant Ramdas Patel	Principal Consultant, ES	BE, MBA	38	16	Nov 13, 2000	24,15,422	Clarkston Potomac, Consultant
Indira Krishnamurthi	GPM, NMS	B.Sc, MCA	37	14	Dec 1, 2000	25,85,778	Tata Consultancy Services Ltd., IT Analyst
Indira R.	DM, IVS	B.Sc, M.Sc	43	18	Dec 27, 1995	27,59,970	Lakshmi Motor Credit, Officer – Systems
Indranil Mukherjee	Practice Manager, ES	AMIE	38	14	Dec 4, 1995	31,38,767	Chipsoft Technologies, Customer Support Engineering
Ishwar C. Halalli	AVP, CME	BE, M.Tech	46	23	Jan 19, 1996	53,75,751	AT&T SSTL, Manager – Technical
Jagadish Babu Vishwanatham	DM, EUS	BE	35	14	Nov 7, 1994	25,61,149	–
Jamuna Ravi	VP, BCM	BE	46	24	Nov 19, 2001	73,97,222	Trigent Software Ltd., VP and Head – Operations
Janardan Wasudeo Pendharkar	Principal Consultant, IMS	BE	44	23	Jul 15, 2002	27,18,486	DCM Data Systems, Specialist
Jayakumar Padmanabhan Kochupappu	GPM, ES	B.Sc, MCA	39	16	Jan 7, 2008	27,21,840	Dell IT India, Senior Delivery Manager
Jayaram B. G.	AVP, E&R	B.Sc (H), M.Sc	56	32	Dec 10, 1999	47,07,223	Raffles Software, PM
Jayaraman Nair	AVP, CME	M.Sc Integrated	38	17	Jun 22, 1992	53,33,633	–
Jaymalya Palit	Head, Product Strategy & Management, Finacle	B.Tech (H)	37	14	Jun 26, 1995	26,93,488	–
Jitendra Sangharajka D.	AVP, IS	Diploma, BE	41	20	Sep 1, 1999	49,93,323	L&T Ltd., Executive, IS
John Premkumar R.	DM, MFG	BE	36	15	Dec 9, 1996	26,88,867	L&T(ECC), Electrical Engineer
Jyothi Shriranga Nayak	DM, IHL	BE	40	18	Feb 22, 1993	26,92,844	Dept. of Management Studies, IISc, Project Assistant
Kandhaswamy Natarajan Sivakumar	Principal, SaaS	BE	37	17	Feb 16, 2006	24,88,703	Cosmonet Solutions Pvt. Ltd., Managing Director
Kannan Vaikom Krishnan	GPM, ES	B.Sc, B.Tech	46	21	Feb 13, 2006	27,26,607	Tata Technologies Ltd., Program Manager
Kapil Saxena	DM, IVS	B.Sc, BE	38	16	Oct 1, 1996	24,36,691	Maersk India, Officer
Karthik Srinivasan	Principal Consultant, PE	BE	35	15	Sep 6, 1999	26,53,978	Siemens IS Ltd., Associate Consultant
Kathiresan T.	Principal Architect, CCD	BE	35	14	Sep 17, 1997	24,26,142	Indian Express, Assistant Engineer
Kaviraj Ashok Gunjal	Principal Consultant, IMS	Diploma, MDBA, BE	34	15	Oct 29, 2007	24,85,410	BMC India Pvt. Ltd., Team Manager – IT
Kiran M. Potdar	DM, ES	BCS, MCS	38	16	Feb 1, 1999	27,54,877	Kale Consultants Ltd., Systems Analyst
Kiran N. G.	GPM, SI	BE	42	20	Mar 21, 1992	24,29,651	Ashok Leyland Ltd., Industrial Engineer
Kirthi Laxman Kurthkoti	GPM, Finacle	BE	37	14	Apr 28, 1997	25,20,698	The New India Assurance Co. Ltd., Administrator
Koratagere Satyanarayana Venkatesha	Group Technical Consultant, PLES	BE, M.Tech, Ph.D	44	21	Apr 17, 2006	24,48,768	GE India Tech Centre Pvt. Ltd., Staff Engineer
Koushik R. N.	AVP, CCD	B.Sc	40	19	May 2, 1991	56,06,159	Frazer Techno Circuits Ltd., Marketing Executive
Krishnakant P. Gaonkar	DM, ES	BE	37	16	May 2, 1994	25,50,980	Spectra Industries, Developer
Krishnamoorthy Ananthasivam	VP, RETL	B.Tech, M.Sc Engg	48	26	Jan 13, 1986	79,42,291	Urban Transport Development Corporation, Research Assistant
Krishnan Ganapathy	DVM, SI	B.Tech	35	15	Jun 27, 1994	33,47,494	–
Krishnan Narayanan	Principal Architect, SETLabs	B.Tech, PGD	33	11	Dec 4, 2000	31,97,997	Right Angles.com India Ltd., CEO
Krishnan S.	VP, Finance	B.Com, ICWA, ACA	41	17	Sep 15, 1997	69,43,354	Bennett Coleman & Company Ltd., Senior Business Correspondent
Krishnan Subramanian	DM, NMS	B.Tech	36	14	Jun 26, 1995	31,45,572	–
Kshitij Kumar	DM, BCM	B.Tech	36	15	Jun 27, 1994	32,51,066	–
Kumar Kannemadugu	Group Test Manager, IVS	B.Sc, B.Tech	44	18	Mar 15, 2007	26,42,471	Patni Computer Systems, PM

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Lakshmanan G.	DM, E&R	BE, ME	42	20	Jan 2, 1995	33,78,156	L&T Ltd., Executive
Lakshmi Narasimha Rao Gunda	DM, CME	Diploma, B.Tech, M.Tech	39	14	Feb 13, 1995	31,16,436	–
Lalit Kumar Bansal	DM, CME	BE, M.Tech	38	15	Feb 1, 1999	24,78,264	Fujitsu Optel Ltd., Executive Engineer (System)
Latha A.	AVP, E&R	BE, ME	42	19	Sep 24, 1993	35,74,471	PSNA College of Engg., Associate Lecturer
Madhan Raj Jeyapragasam	Principal Architect, SI	BE, M.Tech	37	15	Apr 28, 2003	24,18,404	Ramco Systems, Senior Program Manager – Enterprise Solutions
Madhavan V. B.	DM, CME	BE, ME	38	16	Dec 14, 1998	29,48,587	Tata Consultancy Services Ltd., Consultant
Madhu Krishna Iyengar	DM, Finacle	BE	36	14	Oct 6, 2005	29,40,419	Accenture Services Pvt. Ltd., Manager
Madhurakavi Venkata Krishna Mohan	DM, ES	B.Tech, MBA	46	23	Apr 10, 2006	29,03,263	Hexaware Technologies Ltd., AVP
Mahalingeshwar S. Dhaded	DM, IHL	BE	38	16	Jun 19, 2000	29,47,271	Tata Consultancy Services Ltd., Asst. Consultant
Mahesh Dutt Kolar	Regional Manager, Finacle	BE, PGD	39	15	Jun 3, 1996	25,13,635	Wipro Fluid Power, Executive
Mahesh Kamath P.	DM, IHL	BE	40	18	May 8, 1995	31,65,307	Aptech Computer Education, Faculty
Mahesh R.	DM, Finacle	B.Sc, PGD	44	25	May 15, 2000	26,54,394	Canara Bank, Manager
Mala Chandrasekhar	General Manager, Finance	B.Com, ACA	36	11	Sep 6, 1999	29,03,666	Ford India Ltd., Financial Analyst
Manesh Sadasivan	Principal Architect, PE	B.Tech	32	11	Oct 13, 1997	25,30,394	–
Manish Israni	Principal Consultant, IMS	B.Sc	39	18	Jan 4, 2007	27,70,094	HCL Technologies Ltd., Deputy General Manager – Projects
Manish Kulkarni	Principal Consultant, IMS	Diploma, BE	40	17	Oct 1, 2007	27,47,226	Avaya India, Group Manager
Manish Kumar Mehta	DM, BCM	B.Tech	36	15	Jun 27, 1994	27,35,904	–
Manish Srivastava	Principal Architect, MTC	B.Tech	34	13	Jun 24, 1996	30,11,285	–
Manisha Sanjay Saboo	DM, IVS	BE, MMS	41	20	Feb 19, 2007	25,69,955	Cognizant, PM
Manjula M. K.	DM, LERN	B.Tech, MS	38	17	Apr 1, 1997	28,67,572	Kanbay Software, Consultant
Manoj Kumar Mishra	Principal Architect, SI	B.Tech	38	16	Jul 29, 2004	26,33,464	Global Sympphony Services, PM
Mayank Gupta	Principal Architect, SETLabs	BE, PGD	33	10	Dec 11, 2000	30,16,726	Asian Paints (I) Ltd., Area Manager
Meera Govind Rajeevan	AVP, Corporate Planning	B.Tech, PGD	41	18	Aug 7, 1995	61,66,613	Srishti Open Systems, Associate
Mekala Mahesh	DM, BCM	BE	40	19	Sep 16, 1998	25,46,113	Tata Consultancy Services Ltd., Systems Analysis
Milind Govind Kolhatkar	PLM, Finacle	B.Tech, PGD	39	17	Sep 5, 2001	26,89,462	Concio Technologies, Business Analyst and Practice Manager
Milind Vasantrao Pande	GPM, EUS	Diploma, B.E., M.Tech, Ph.d	42	21	Feb 6, 2006	26,86,805	Patni Computer Systems Ltd., Head – ITG, COE
Milind Vinod Dikshit	AVP, IMS	B.Tech, PGDBM	37	12	Apr 5, 2004	47,41,444	Bangalore Labs Pvt. Ltd., Director and Head – Global Delivery
Mitesh Indravadan Bhatt	DM, IMS	BE, PGD	45	24	Dec 2, 2004	24,90,147	Cable And Wireless, Head – Service Management
Mohammed Sayeeduddin	DM, CME	BE, MBA	41	20	Dec 4, 1995	27,59,375	ITL Ltd., Assistant
Mohan Kumar K. L.	PLM, Finacle	B.Sc, CAIIB	42	21	Nov 3, 1997	28,77,960	Vijaya Bank, Asst.Manager
Mohandas Pai T. V.	Director and Head – Administration, E&R, Finacle, HRD and ILI	B.Com, LLB, FCA	50	27	Oct 17, 1994	2,58,93,018	Prakash Leasing Ltd., Executive Director
Mohit Saxena	DM, EUS	B.Tech	34	14	Jun 26, 1995	27,94,593	–
Moodbidri Shankara Kotian	GPM, ES	BE	34	13	Aug 5, 1996	24,23,074	–
Mritunjay Kumar Singh	AVP, BCM	B.Tech	37	17	May 7, 2001	47,26,442	Systems, Solutions and Services Consulting Inc., Account Manager
Murali Shankar Ramakrishnan	GPM, MFG	BE (H)	33	12	Aug 25, 1997	24,12,649	Philips India Ltd, Trainee
Murali Vasudevan	Unit Planning & Assurance Manager, SI	MMS	41	20	Apr 1, 2003	26,61,113	Differentiated Software Solutions Pvt. Ltd., Director
Muralidhar Prabhakaran	Principal Architect, RETL	BE, MS	34	14	Mar 1, 2002	24,13,700	Electronic Data Systems Corpn., Information Specialist
Muralidharan Srinivasan	Principal Consultant, ES	BE, MS	37	17	May 5, 2005	25,50,697	Satyam Computer Services Ltd., Consultant
Muralikrishna K.	VP and Head, CCD	B.Sc	45	24	Dec 1, 1984	1,17,62,190	–
Musukota Raja Shekhar Reddy	Corporate HR Manager – Organizational Effectiveness, HRD	Diploma, BE	36	15	Sep 4, 2006	24,73,784	Core Objects India Pvt. Ltd., Director People Excellence
Muthusubramanian B.	Senior Principal – Consulting, Consulting Solutions	B.Com, BGL, ICWAI, ACS	43	23	May 3, 2000	27,69,834	Life Insurance Corporation of India Ltd., Administration Officer
Muthuvel Gajapathi	AVP, NMS	B.Sc, MCA	40	18	Aug 27, 1992	65,12,171	PSI – Bull, Systems Executive
Nabarun Roy	AVP, Corporate	B.Tech	37	15	Aug 29, 1994	30,45,186	–
Nagabhushana Samaga	DM, PE	BE	40	18	Jul 3, 1997	25,32,513	Axes Technologies, Software Engineer

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Nagaraj Nanjundaram	DM, RETL	BE, PGD	38	15	Oct 4, 2000	28,76,355	Tata Consultancy Services Ltd., Assistant Consultant
Nagaraj R. N.	Head – UET, Finacle	B.Sc, LLB, CAIIB, MA	54	33	Mar 6, 1995	28,96,721	State Bank of Hyderabad, Manager (Credit)
Nagaraj S.	AVP, SI	BE, ME	43	17	Mar 23, 1992	60,11,639	STUP Consultants, Design Engineer
Nagarajan Srinivasan	DVM, CME	BE	39	17	Feb 10, 1992	30,79,114	–
Nagendra R. Prasad	AVP, E&R	BE	52	29	May 2, 2005	40,92,401	Innosoft Consultants Pvt. Ltd., Director
Nageswara Rao V. Chilamkurthi	GPM, MFG	Diploma, B.Tech	41	17	Feb 12, 2007	24,84,494	Own Business, GPM
Nandan M. Nilekani	Co-Chairman of the Board of Directors	B.Tech	53	31	Jul 1, 1981	90,75,870	Patni Computer Systems Pvt. Ltd., Assistant PM
Nandita Mohan Gurjar	SVP and Group Head, HRD	BA, MA	48	19	Dec 3, 2007	79,11,769	Infosys BPO Ltd., PR, VP and Head of HRD
Narahari Govindaraju	DM, BCM	BE, ME	37	14	Dec 11, 2000	29,10,604	Tata Consulting Services, ITA
Narayan B.	DM, CME	B.Tech	39	17	Jul 5, 1993	28,75,605	BPL Systems & Proj., Assistant Engineer
Narayanan Venkataraman	DM, BCM	BE, MS	40	18	Jun 11, 2007	28,15,740	Changepond Technologies Ltd., Divisional Manager
Narendra Kumar Gogula	AVP, EUS	B.Tech	37	16	Jul 5, 1993	45,34,104	–
Narendra Murari Sonawane	GPM, IS	BE, PGDM	43	21	Apr 25, 1997	27,75,363	MSEB, General Engineering
Naresh Kumar K.	PLM, Finacle	BE	40	18	Dec 17, 1990	30,52,409	–
Naresh Nath Kumar Duddu	DM, IHL	B.Tech	36	15	Jun 27. 1994	31,15,509	–
Narsimha Rao Mannepalli	VP, IVS	BE, PGD	41	19	Jan 29, 2001	77,53,791	Ramco Systems, Project Director – e-Commerce Solutions
Naveen Bakshi	Principal Architect, SETLabs	BE	36	13	Jun 24, 1996	24,23,596	–
Naveen Kumar S.	Principal Architect, MTC	B.Tech, MS	38	15	Aug 13, 1997	25,53,542	Life Line Computers, Developer
Naveen Malhotra	Group Manager – Go-to-Market, Marketing	BE	38	17	Oct 8, 2007	27,09,164	Satyam Computer Services Ltd., Head – Multiple Business
Naveen Somarajan Jain	DM, India Business Unit	B.Tech	36	15	Jun 27, 1994	25,70,555	–
Navin Dhananjaya	Principal, PIE	BE	35	14	Sep 4, 2006	41,16,784	Manthan Systems, Director
Neelima Pradeep Rane	GPM, IHL	B.Sc, M.Sc	46	24	May 14, 2007	25,32,481	Patni Computer Systems Ltd., Senior Manager
Neeraj Arvind Joshi	DM, IHL	BE	35	14	Apr 28, 1997	28,64,103	Thermax Fuji Elec., Executive
Neeraj Sullhan	Senior Principal – Consulting, Consulting Solutions	BE, PGD	42	21	Dec 18, 2006	34,21,248	Bharti Airtel Ltd., General Manager
Newin Chelladurai Durai	GPM, ES	BE	36	15	Mar 3, 2008	26,27,923	Genpact India Ltd., AVP
Nikhil Balkrishna Datar	GPM, CME	BE, MBA	37	16	Dec 4, 2006	25,88,474	Amdocs Ltd., Development Manager
Niladri Prasad Mishra	General Manager – CAG, Finance	B.Com, CA	37	15	Apr 9, 1997	27,13,752	Fauna International, Manager
Nilanjan Chatterjee	Senior Principal Consultant, ES	BE	36	15	Jul 15, 2002	28,03,826	PricewaterhouseCoopers Ltd., Consultant
Niranjan V. S.	DVM, IVS	Diploma, BE	38	16	Feb 13, 1995	34,65,485	Siemens Ltd., Executive
Niranjan Y. B.	DM, PE	BE	36	15	Dec 27, 1995	24,10,682	Tata Telecom Ltd., General Engineering
Nishikant Nigam	AVP, IMS	B.Tech	35	14	Aug 28, 1995	42,43,504	–
Nithyanand Y.	DVM, IVS	BE	40	20	Feb 5, 1996	33,85,488	L&T Ltd., Executive
Nitin Tularam Mahajan	DM, CME	BE, PGD	43	22	Jan 25, 2001	25,84,770	Tata Infotech Ltd., Senior Manager – WAP Competency Centre
Padma Kumar	DM, CME	BE, ME	40	16	Dec 30, 2002	28,34,363	Bisys, Senior PM
Padma Ravikumar Gopalswami	GPM, CME	BE	35	15	Jan 5, 2001	26,93,280	Harita Infoserve Ltd., Assistant Manager
Pandiya Kumar Rajamony	GPM, IMS	BE	37	14	Jan 5, 2004	24,45,117	ANZ Information Technology, Associate PM
Pankaj Gupta	Principal Consultant, NMS	BDS, PGDCA, EGMP (IIM)	38	15	Mar 5, 2007	27,80,984	Cerner India, Engg. Manager
Paramesh Ramasamy	DM, IVS	BE	35	15	May 5, 2003	24,87,635	Alcatel Development Center Chennai Pvt. Ltd., Core Technical Manager
Parameswar Y.	VP and Head, PE	BE, M.Tech	53	30	Oct 14, 1996	83,08,835	C-Dot, Divisional Manager
Parthasarathy M. A.	AVP, SGS	Diploma, BE, PGD	59	37	Aug 30, 1999	58,44,154	IMR Global Ltd., Group Manager
Pinaki Ghosh	Principal Researcher, SETLabs	B.Sc, M.Sc, Ph.D	43	12	Mar 14, 2005	30,03,957	GE Medical Systems India Pvt. Ltd., IP Leader
Piyush Jain	DM, PE	BE	37	16	Jun 10, 1996	26,87,644	Square D S/W Ltd., Developer
Prabhakar Devdas Mallya	VP and Head, SA&A	B.Tech, M.Tech	54	32	Dec 15, 1986	53,53,676	IDS, AVP
Prabhat Kaul	Unit Planning & Assurance Manager, MFG	B.Tech, PGDM	38	16	Jun 12, 2006	27,19,536	ABB Ltd., AVP – Operations
Prabhat Kumar Das	DM, MFG	BE	36	15	Jun 28, 2004	27,58,085	SoftProjex Inc., Director – Projects

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Pradeep Jain	DM, BCM	BE	36	14	Aug 28, 1995	28,89,994	–
Pradeep Kumar M.	Principal Architect, SaaS	BE	36	15	Jan 16, 1995	27,09,706	Square A Systems, Consultant
Pradeep Thazhichayil Yesodharan	Principal – Consulting, Consulting Solutions	BE	37	15	Oct 16, 2006	24,71,355	Wipro Technologies Ltd., Principal Consultant
Pradeep Yadlapati	DM, IVS	BE	33	11	Oct 13, 1997	26,82,480	–
Pramod Prakash Panda	DM, IVS	B.Tech	35	13	Feb 9, 2004	33,15,546	Accenture Services Pvt. Ltd., Associate Manager
Pranav N. Rao	DM, ES	BE	39	18	Jul 1, 1993	27,98,814	Ashok Leyland Ltd., Executive Plant Engineer
Prasad Balakrishna Honnavalli	Principal Consultant, SI	BE	43	19	Aug 20, 2007	32,06,688	Sword Global India Pvt. Ltd., Technical Director
Prasad C.	Principal Consultant, Finacle	BE	36	14	Nov 27, 1995	25,69,685	Grasim Industries, Trainee
Prasad Subramanian C. S.	PLM, Finacle	B.Sc, M.Sc	38	17	Mar 1, 1994	32,28,225	CMC Ltd., Assistant IT Engineer
Prasanna S. R.	DM, SaaS	BE	36	14	Nov 7, 1994	33,37,376	–
Prasanna Vinayak Kelkar	Principal Consultant, ES	BE	40	18	Oct 11, 2007	26,27,663	Oracle Software India Ltd., Director Development
Prashant P. Pawar	GPM, NMS	Diploma, BE	34	13	Jul 15, 1996	26,28,626	Tata Unisys Ltd., Education Centre, Faculty
Praveen Bheemachar Maddi	Principal Architect, CCD	BE	37	14	Oct 12, 2000	25,85,254	Wipro Net, Senior Network Engineer
Praveen Kumar	PLM, Finacle	B.Tech	37	15	Feb 26, 1996	30,16,476	National Mineral Development Corp., Developer
Praveen Kumar K.	AVP, RETL	BE	39	17	Mar 21, 1992	54,04,720	Aruna Software Technology, Systems Software
Pravin Rao U. B.	SVP and Head, RETL and IMS	BE	47	24	Aug 4, 1986	1,40,21,238	IISc, Trainee
Pravin Vyanktesh Kulkarni	AVP, Finacle	BE, MBA	38	17	Jan 4, 2007	39,15,161	Wipro Technologies Ltd., General Manager
Pret Joseph	DM, CME	B.Tech, MBA	42	21	Apr 26, 1999	26,12,641	Integrated Computing Environments, Manager, Software Development
Prince Thomas	DM, ES	B.Tech	37	14	Dec 29, 1997	27,44,185	SAIL, Faculty
Puneet Gupta	Principal Researcher, SETLabs	BE	31	10	Mar 12, 2003	30,69,369	Bell Labs – Lucent Technologies, Senior Software Engineer
Purushotham Bhandarkar	Unit Planning and Assurance Manager, CME	BE	39	17	Feb 13, 1995	27,35,260	Kirloskar Electricals, General Engineering
Purushotham K.	Senior Manager – Systems, CCD	B.Sc, PGDCA	44	21	Mar 19, 1994	27,41,398	Indian Computer Academy, Computer Centre Coordinator
Radha Krishna Pisipati	Principal Researcher, SETLabs	B.Sc, M.Sc, M.Tech	41	18	Nov 5, 2007	24,95,089	Institute for Development and Research in Banking Technology – Associate Professor
Radhika Santhanakrishnan	PLM, Finacle	B.Sc, M.Sc	45	13	Jul 6, 1998	28,92,067	Tata Interactive System, Manager – Instructional Design
Raghavan S.	AVP, SaaS	BE	36	14	Nov 7, 1994	28,75,203	Complete Business Solution, Trainee
Raghavendra Sai Vissa	Practice Manager, ES	BE, M.Sc. Engg	46	21	Nov 25, 2002	32,20,127	Nutech Systems Inc., Principal SAP Consultant
Raghu Boddupally	DM, ES	BE, MS	34	14	Jan 20, 2003	25,67,152	Trivium India, Team Leader
Raghu Ram K. S.	DM, ES	BE	37	16	Jun 10, 1996	30,71,289	Humming Bird Automat, Manager
Raghunath K.	DM, Finacle	B.Com, LLB, CAIIB	55	32	Sep 16, 1999	26,71,487	Canara Bank, Manager
Raghupathi N. Cavale	VP, India Business Unit	BE, MS	47	24	Dec 13, 1999	64,14,963	PricewaterhouseCoopers Ltd., Principal Consultant
Raghuveer B. K.	AVP, PIE	BE	41	20	Apr 16, 1992	32,01,430	Ashok Leyland Ltd., Executive – Planning
Rajaram Venkataraman	DM, SETLabs	B.Sc, BE, MBA	45	23	Sep 20, 2004	33,11,941	Computer Horizons Corporation India, VP
Rajasabai A. D. C.	Senior Manager, Quality	B.Sc, M.Sc., M.Tech	44	21	Jan 29, 2007	24,99,696	Satyam Computer Services Ltd., Consultant
Rajasekaran K. S.	Principal Consultant, Finacle	B.Sc, PGDM, M.Sc	50	25	Nov 8, 1983	27,93,647	–
Rajasekhar Veeramachaneni	DM, IVS	BE	41	17	Jun 30, 2005	25,26,466	Softpro Systems Ltd., Global DM
Rajashekara V. Maiya	Product Manager, Finacle	B.Com, CA, M.Com	36	14	Sep 9, 1997	29,97,262	Vishnu Bharat & Co., Auditor
Rajeev Rajagopalan	DM, BCM	B.Tech	34	13	Jun 24, 1996	27,39,662	–
Rajeev Ranjan	Practice Manager, ES	B.Tech, MBA	36	13	Aug 16, 1999	32,44,679	Nexgen Information Solutions, Associate Consultant
Rajendra Awasthi	GPM, Finacle	BE (H), Advanced Diploma	43	18	Oct 29, 2007	26,31,421	Temenos USA Inc., Project Director
Rajendra D. Kokate	Principal Architect, NMS	BE	37	16	Oct 14, 1996	26,08,905	TELCO Ltd., Maintenance Engineer

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Rajendra Kumar K. L.	Solution Architect, Finacle	Diploma, B.Tech	39	20	Nov 10, 1994	27,81,890	DDE, Org Systems, Senior Customer Support Engineer
Rajesh Balakrishnan	Principal Architect, SETLabs	BE	38	17	Dec 29, 1994	27,33,958	Motorola, Software Engineer
Rajesh Kini M.	Senior Manager – CAG, Finance	B.Com, CA	35	11	Dec 9, 1997	24,86,307	–
Rajesh Rao A.	VP, ES	B.Tech, MS	40	17	Mar 21, 1992	62,33,199	–
Rajesh Subbarao	Senior Principal – Consulting, Consulting Solutions	PGD, M.Sc (Tech)	37	14	Mar 20, 2000	29,96,999	JM Morgan Stanley, Associate
Rajeswar Rao K.	AVP, BCM	B.Sc. Engg, MBA	43	21	Apr 3, 2000	31,13,382	IIS Infotech, Associate Consultant
Rajeswari Murali	Principal Consultant, ILI	BA, MBA	52	28	Aug 17, 2006	26,41,376	Pacific Partners India, Consultant
Rajib Das Sharma	Principal Architect, SI	B.Sc (H), MBM	40	16	Nov 20, 2006	24,72,285	Harris Conuty ITC, Lead Software Architect
Rajinder K. Gandotra	AVP, SI	AMIE	42	19	Dec 15, 1998	34,60,928	Microland Ltd., Consultant
Rajiv Bansal	VP, Finance	B.Com (H), ICWAI, CA	36	15	Oct 11, 1999	73,37,432	Tata Technologies (I) Ltd., Finance Manager
Rajiv Raghu	AVP, EUS	BE (H)	39	19	Jun 17, 1991	60,25,167	Continental Device, Trainee
Rajkumar R.	AVP, CCD	BE	34	13	Jul 20, 1998	29,29,800	Crompton Greaves Ltd., Network Engineer
Rajneesh Malviya	DM, IVS	B.Tech	38	15	Jun 27, 1994	28,36,218	–
Rakesh Kapur	Principal – Consulting, Consulting Solutions	B.Tech	39	16	Oct 29, 2007	25,42,453	Kodiak Networks, Senior Technical Manager
Rakesh Kumar Mishra	Senior Principal Consultant, ES	B.Tech	34	13	Jun 24, 1996	27,69,955	–
Rakesh R.	GPM, MFG	BE	39	17	Aug 10, 1995	24,40,864	Kirloskar Electric Co. Ltd., Engineer
Raktim Singh	DM, Finacle	B.Tech	35	14	Jun 26, 1995	25,49,730	–
Ram Kalyan Kumar Medury	DM, IHL	B.Sc, PGD	34	11	Jun 8, 1998	26,74,990	–
Ram Prasad Mamidi	Principal Consultant, SI	BE	39	18	Dec 24, 2007	31,76,161	Airtel, General Manager
Rama Murthy Prabhala	DM, IMS	BE, ME, MS	40	13	Dec 15, 2003	25,36,496	Forest Laboratories, Lead Unix Systems Administrator
Rama N. S.	VP, PE	BE	59	38	Mar 31, 1999	78,57,331	Satyam Computer Services, Consultant
Ramadas Kamath U.	SVP and Head, Administration, Commercial, Facilities, Infrastructure and Security	BBM, FCA	48	24	Jul 1, 1994	1,34,64,808	Manipal Printers and Publishers Ltd., Accountant
Ramakanta Mohapatra	DM, SI	B.Sc, LLB, MCA	39	15	Oct 29, 2007	29,19,455	Tata Consultancy Services Ltd., Senior Consultant
Ramakrishna K. P.	DM, EUS	BE	40	18	Dec 22, 1997	28,10,901	PCL Mindware, Fellow
Ramakrishnan K. R.	PLM, Finacle	B.Com, ACS, CAIIB	45	25	Jun 4, 1999	26,52,445	Canara Bank, Officer
Ramakrishnan M.	AVP, Quality	B.Sc, CAIIB	52	31	Sep 4, 1996	56,78,194	Canara Bank, Officer
Ramamurthy P.	Practice Manager, Finacle	BE, ME	41	18	Sep 4, 1992	29,46,554	National Infomatics, System Analyst
Ramana Venkata Udathu	AVP, Finacle	Advanced Diploma, BE, ME	44	23	May 3, 2000	27,75,632	Temenos Systems India Pvt. Ltd., Associate PM
Ramarathinam Sellaratnam	AVP, SI	B.Sc, B.Tech, MBA	48	25	Mar 20, 2002	35,15,434	Synova Inc., PM
Ramaseshan Suthamally Subramanian	GPM, CME	B.Sc, M.Sc	38	16	Jun 25, 2007	28,30,389	Siemens Public Communication Networks Pvt. Ltd., Senior Manager, Software Development
Rambabu Pallavalli	DM, CME	B.Tech	37	16	May 8, 1995	28,83,803	L&T Ltd., Trainee
Rambabu Sampangi Kaipa	DM, RETL	B.Sc, MCA	40	17	Oct 21, 1991	29,28,144	–
Ramesh Adiga	DVM, PE	BE, M.Tech	40	18	Mar 5, 1996	29,73,225	INSAT, MCF (ISRO), Engineer
Ramesh Amancharla	DM, BCM	B.Tech	35	13	Oct 14, 1996	28,93,035	SAIL, Trainee
Ramesh Babu S.	AVP, E&R	BE, M.Tech, Ph.D	40	13	Jul 23, 1997	38,07,819	Tata Consultancy Services Ltd., Trainee
Ramesh G.	GPM, IS	B.Sc, MCA	36	13	Jun 24, 1996	30,89,861	–
Ramesh J. Chougule	DM, ES	BE, PGD	36	12	May 15, 2000	24,96,942	SmithKline Beecham Pharmaceuticals (I) Pvt. Ltd., Manager
Ramesh Srinivasan	Principal – Consulting, Consulting Solutions	BE, MS, MBA	45	21	Apr 24, 2006	25,71,864	UGS Program Manager
Ramesh Thali	Group Test Manager, IVS	BE	39	17	Oct 15, 2007	26,10,510	Thomson Corporation, Senior Manager
Ramgopal Natarajan	DM, ES	BE	35	14	Jan 29, 2007	29,20,721	Wipro Technologies Ltd., DM
Ramkumar Krishnamurthy Dargha	Principal Consultant, SI	BE, M.Tech	38	13	Nov 12, 2007	27,28,988	Wipro Technologies Ltd., Technical Manager
Ranganath Dwarakanath Mavinakere	VP, Finance	BE, PGD, M.Tech	46	21	Dec 4, 2000	84,96,281	Surya Software Systems Pvt. Ltd., Director
Ranganath Kalyanasundaram	DM, Finacle	BE	35	12	May 6, 2002	24,88,672	Talisma Corp., Group Program Manager

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Ranju Philip A.	DM, PIE	B.Tech	39	17	Nov 7, 1994	27,19,639	TVS Electronics, Deputy Engineer
Ravi Kiran	AVP, SI	BE	45	22	Feb 15, 1996	58,63,815	ABB Ltd., Senior Engineer – Marketing
Ravi Kumar S.	VP, ES	BE, PGD	37	16	Nov 8, 2002	76,24,906	Sapient Corporation, Director
Ravi Prakash Gorthi	Principal Researcher, SETLabs	B.Tech, M.Tech, Ph.D	54	30	Feb 23, 2004	30,75,442	Component Insights Pvt. Ltd., VP (Intelligent Systems)
Ravi Ranjan Gorremuchu	GPM, EUS	B.Tech, M.Tech	39	17	Aug 6, 2007	26,47,833	Keane, General Manager
Ravichandran Annadurai	DM, IMS	BE	41	19	Mar 14, 2003	28,99,273	Wipro Ltd., Regional Manager
Ravindranath P. Hirolikar	Senior Manager – Information Security Assurance, SA&A	BE	36	14	Nov 5, 1997	30,84,028	Global Telecom Services Ltd., Network Engineer
Ravishankar Ganesan	Senior Manager, Quality	BE, PGD	42	21	Nov 4, 2004	24,81,146	GE Capital International Services, Senior Principal Consultant
Ravishankar Shetty	GPM, IHL	BE	33	12	Nov 18, 1996	26,45,761	–
Ravishankar Subramanyam Hossur	Principal Consultant, ES	BE, PGD	39	15	Aug 26, 2002	25,39,355	Siemens IS Ltd., Consultant
Renganathan V. R.	AVP, India Business Unit	BE	39	19	Jun 18, 1990	54,36,286	–
Richa Govil	AVP, Corporate Planning	BA, Ph.D	37	20	Jul 12, 2004	44,70,513	Bain & Co., Consultant
Richard Lobo	Corporate HR Manager – Employee Relations, HRD	BE, PGD	37	14	Dec 11, 2000	32,37,938	Godrej & Boyce Manufacturing Co. Ltd., Assistant Manager
Rohit P.	DM, PE	BE	36	14	Aug 28, 1995	27,83,591	L&T Ltd., Trainee
Roshan Kumar Subudhi	DVM, PLES	B.Tech, PGDM	37	13	Nov 30, 2006	33,92,376	Sierra Atlantic, VP Enterprise Applications
Rudreshwar Sen	Product Manager, PIE	B.Sc, M.Sc, M.Phil	41	18	Nov 8, 2007	35,95,192	Azul Systems, Deputy Director
Sachidanand Singh	DVM, CME	BE, M.Tech	40	16	Jul 19, 1999	30,97,722	Mahindra British Telecom Ltd., PL
Sachin Ashok Pandhare	GPM, ES	B.Tech	39	15	Sep 20, 2004	25,79,293	Polaris Software Lab Ltd., Project Director
Saket Singh	DM, MFG	BE	37	15	Dec 29, 1997	29,75,036	L&T Ltd., Mechanical Engineering
Sakthivel Venugopal	DM, IHL	B.Sc, MCA	42	20	Jun 6, 2005	29,62,180	Cognizant Technology Solutions, PM
Sambasiva Rao Maddali	Group Technical Consultant, PLES	BE, Ph.D	57	36	Feb 3, 2005	31,97,841	Tata Consultancy Services Ltd., Sub practice Head – Engineering Analysis
Sameer Goel	DM, BCM	B.Tech, PGD	37	16	Aug 5, 2002	31,37,419	Tata Consultancy Services Ltd., Associate Consultant
Samson David	VP, CME	BE	40	19	Mar 15, 1992	84,24,628	Voltas Ltd., Service Engineer
Samuel Mani Kallupurakal	Head, Legal	BA, LLB (H), LLM	34	9	Dec 30, 2002	36,24,961	Reliance Industries Ltd., Legal Advisor
Sandeep Kumar	Senior Principal Consultant, NMS	BE, PGD	38	14	Mar 28, 2000	31,13,747	Tata Consultancy Services Ltd., IT Analyst
Sandeep M. K.	AVP, SETLabs	BE, ME	40	18	Feb 1, 1992	29,33,356	IIT Madras, Associate
Sandeep S. Choudhari	DM, BCM	BE, MBA	39	16	Jan 27, 1998	29,14,440	Sprint RPG India, Executive
Sanjay Mohan	AVP, PIE	BE, MS	43	19	May 24, 2007	60,68,500	IBM India Pvt. Ltd, Sr. Manager
Sanjay Purohit	VP and Head, Corporate Planning	BE	42	19	Dec 27, 2000	83,37,102	Tata Quality Management Services, Senior Consultant
Sanjeev Kapoor	AVP, India Business Unit	B.Tech	39	17	Jun 22, 1992	57,25,485	–
Sanjeev V. R.	AVP, PE	BE, PGD	51	28	Feb 12, 1998	49,44,338	C-Dot, Divisional Manager
Sanjoy Paul	AVP, SETLabs	B.Tech (H), M.S, Ph.D, MBA	47	24	Nov 15, 2007	56,78,973	Creative Soft Inc., Founder
Sankar Venkata Konduru	DM, ES	B.Sc, MCA	35	12	Jun 5, 2000	28,31,050	Metamor Global Solutions Inc., Software Engineer
Santhosh A.	Principal Architect, SI	B.Tech	40	18	Jan 6, 1997	31,98,500	ITI Ltd., Manager
Saravana Prasad S.	Principal Architect, PIE	BE	33	12	Jun 30, 1997	25,49,727	–
Sarma K. V. R. S.	Group Manager, E&R	B.Tech, M.Tech	41	17	Dec 16, 1997	24,80,789	Bapatla Engineering College, Lecturer
Sateesh Seetharamiah	Senior Principal – Consulting, Consulting Solutions	BE, MS	40	15	Jan 10, 2005	32,33,158	CHEP., Director
Satheesha B. N.	AVP, E&R	BE	38	16	May 10, 1993	51,33,806	–
Sathish Kumar G.	PLM, Finacle	BE	36	14	Nov 7, 1994	24,95,291	–
Sathyanarayana Krishnamurthy	Principal Consultant, ES	BE, M.Tech	42	18	Apr 16, 2007	27,90,585	Enzen Global Solutions Pvt. Ltd., AVP
Satish Babu Matukumalli	Senior Manager, Quality	B.Sc, B.Ed, MCA	38	17	Jul 2, 2007	26,89,178	Hewlett Packard, Quality Program Manager
Satish Balkrishna Marulkar	GPM, BCM	B.Sc	44	23	Sep 12, 2005	24,64,184	KPIT Cummins Infosystems Ltd., Senior Manager
Satish G.	DM, BCM	BE	37	14	Feb 13, 1995	30,85,309	–
Satish Grampurohit	DM, BCM	BE	35	14	Aug 28, 1995	27,72,679	–
Satish H. C.	AVP, IHL	BE	37	15	May 2, 1994	63,67,354	–
Satish Swaminathan	Senior Principal – Consulting, Consulting Solutions	B.Com (H), MBM, ICWA	40	16	Mar 25, 2002	28,80,739	Refco – Sify Securities India Pvt. Ltd., AVP – Risk Management

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Satya Prakash Singh	DM, ES	B.Tech	38	15	Feb 13, 1995	27,57,237	SAIL, Trainee
Satyendra Kumar	SVP and Head, Quality	B.Sc (H), M.Sc	56	33	Sep 27, 2000	1,31,65,137	IMR Global, VP
Saurava Mishra	DM, IMS	BE	34	13	Jan 27, 1998	24,04,766	Tata Consultancy Services Ltd., PL
Savio Anthony Coutinho	Principal Architect, NMS	BE	37	16	Jan 27, 1998	26,58,341	Voltas Ltd., Engineer
Savio D'Souza	General Manager – Research, SETLabs	B.Sc, MCA	39	17	Jun 23, 1992	29,97,932	–
Selvie Deore	GPM, ES	B.Sc, MCM	42	20	Feb 2, 2004	24,57,310	Mahindra Consulting Ltd., Consultant
Senthil Kumar Nallasamy	DVM, ES	BE	37	17	Jun 25, 2001	34,18,938	Cosmonet Solutions Pvt. Ltd., Director
Senthil Rajan Alaguvel	Principal Consultant, SI	BE	36	16	Jul 9, 2001	29,15,912	Satyam Infoway Ltd., Associate Consultant
Seshadri Bhoovaraghan	DM, India Business Unit	BE	35	15	Dec 4, 2000	25,06,382	Sabre Inc., Senior Consultant
Shailesh Kumar Agrawal	AVP, Finance	M.Com, ACA, ACS, DBF	35	14	Jun 29, 1998	50,39,490	IFCI, Manager
Shaji Mathew	AVP, MFG	B.Tech	39	17	Jun 22, 1992	73,03,347	Mukand Ltd., Bombay
Shantanu Shantaram Apte	DM, IVS	BE, ME	41	18	Dec 11, 2000	24,54,048	Crompton Greaves Ltd., Senior Engineering Executive
Shashidhar B. Ramakrishnaiah	DM, BCM	BE	38	16	Feb 14, 2001	27,71,734	Mediaserv Information Architects Inc., Senior Solutions Consultant
Shashidhar Rajarao	DM, MFG	BE	36	15	Nov 7, 1994	25,04,611	Rhw Autoliv, Trainee
Sheela Shenoy	DM, Finacle	Diploma, B.Com, CAIIB	42	23	Jan 7, 2000	26,68,562	ICICI Ltd., Senior Officer
Shekar S. R.	Group Manager – UET, Finacle	B.Com, CAIIB	53	34	Jul 1, 1999	26,08,519	Infosys Technologies Ltd., Consultant
Shekhar S. Potnis	AVP, BCM	BE, MBA – OR, MBA – FM	41	17	Nov 1, 1996	58,31,784	Thermax Systems & Software, Executive
Shibulal S. D.	COO and Director	B.Sc, M.Sc, MS	54	33	Sep 1, 1981	87,30,896	Sun Microsystem, Senior IR Manager
Shishank Gupta	DM, IVS	BE	33	12	Jan 6, 1997	27,12,456	–
Shiv Shankar N.	AVP, NMS	B.Tech	47	27	Aug 4, 1999	76,33,395	PRT, Senior Manager
Shobha N. Rao	GPM, IHL	BE	33	12	Mar 24, 1997	26,78,337	–
Shobhit Agarwal K.	General Manager – Infrastructure, Facilities	B.Com, CA, CFA	36	14	Jul 31, 2000	28,82,264	Jardine Lloyd Thompson Insurance Consultants Ltd., Corporate Finance Manager and Company Secretary
Shrinivas Udatha	Practice Manager, ES	B.Tech, PGD	42	20	Nov 29, 1999	33,48,248	Tata Consultancy Services Ltd., IT Analyst
Shriram Subramanian	Senior Principal – Consulting, Consulting Solutions	BE, PGD, MS	39	12	Jul 29, 2002	26,55,724	Origin Risk Management, Manager
Shubha V.	AVP, IHL	BE	49	28	Aug 2, 2000	45,75,069	Bosch, Senior PM
Shyam Sundar V.	AVP, CCD	BE	41	20	Dec 19, 1994	45,44,701	Monotype India Ltd., Senior Customer Support Engineer
Siddharth Awasthi	Business Manager, India Business Unit	B.Tech	36	15	May 8, 1995	27,54,762	Integra Microsystems Pvt. Ltd., Software Engineer Trainee
Siddramesh V. Nara	GPM, BCM	BE	35	13	Aug 26, 1996	25,70,890	–
Sitangshu Supakar	GPM, BCM	BE, M.Tech	38	13	Jun 24, 1996	27,15,714	–
Sivakumar Ekambaram	DM, IHL	BE	39	19	Mar 29, 2002	31,05,395	Polaris Software Ltd., AVP
Sivashankar J.	VP and Head, IS	B.Tech, MMS	49	25	Jan 22, 1999	86,42,616	Anuvin Business Solutions, Director
Soma Sekhar Pamidi	Principal Architect, SI	BE	37	13	Feb 5, 2001	24,16,713	The Vysya Bank Ltd., Senior Officer (Systems)
Somakumar Kolathur	AVP, SI	B.Tech, M.Tech	40	16	Feb 15, 1993	28,36,746	–
Somasundaram N.	Senior Principal – Consulting, Consulting Solutions	B.Tech, PGD	47	24	Mar 28, 2005	24,24,980	GM India, General Manager
Somnath Baishya	Corporate HR Manager, Talent Planning and Global Entry Level Hiring & Campus Relations, HRD	B.Tech (H), PGD	35	12	Apr 19, 1999	31,09,043	TELCO, Senior Officer
Sougata Ray	GM, Research, SETLabs	BE, Ph.D	40	20	Mar 10, 2008	35,55,722	IIM, Professor
Soundararajan Sarangarajan	AVP, India Business Unit	Diploma, BE	46	22	Sep 7, 2000	32,53,305	Standard Chartered Bank, Service DM
Sreedhara Rama Warrier	Partner – Consulting, Consulting Solutions	B.Tech	43	21	Jul 10, 2000	50,59,108	The New India Assurance Co. Ltd., Admin Officer
Sreekumar Sreedharan	DM, ES	B.Tech, MBA	40	18	Jul 29, 2002	25,90,962	Satyam Computer Services Ltd., Senior Consultant
Sreenivasa R. Kashyap	DM, BCM	B.Sc	38	16	Dec 18, 1995	26,37,913	Integra Microsystems, Technical Writer
Sridhar Marri	VP and Head, CDG	B.Com, PGD	42	22	Aug 26, 1996	70,29,125	PCL, Mindware, PL
Sridhar Rao P.	GPM, ES	B.Tech	33	12	Jun 30, 1997	25,35,345	–
Sridhar Srinivasan Chari	GPM, PLES	BE, M.Tech	40	17	Apr 17, 2000	26,05,582	NIIT Ltd., Group Consultant EDC

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Sridhara N. R.	Head, Audits and Assessments, Quality	B.Sc, M.Sc	52	25	Jan 1, 1984	26,34,972	Bangalore Telephones (BSNL), Technician.
Srikantan Moorthy	VP and Head, E&R	BE	46	24	Dec 7, 2000	90,59,014	Inventa Corporation, General Manager
Srikanth Kumbashi Upadhyaya	DM, PLES	BE	43	20	Dec 11, 2000	24,02,126	Triveni Engineering Industries Ltd., Manager – Development
Srinath Batni	Director and Head, Delivery Excellence	BE, ME	54	31	Jun 15, 1992	1,86,93,890	PSI Bull (I) Ltd., Senior Manager – Marketing Technical Support
Srinidhi K. V.	Group Manager – UET, Finacle	BBM	44	24	May 21, 1998	24,44,878	State Bank of Mysore, Assistant Manager
Srinivas Gabbita	Group Manager – UET, Finacle	B.Sc	46	24	Nov 4, 1996	25,74,212	State Bank of Hyderabad, Programmer and Computer Operator
Srinivas Kamadi	DM, ES	BE	36	13	Nov 29, 2002	27,30,599	Mascot Systems Ltd., PM (Lead Consultant)
Srinivas Padmanabhuni	Principal Researcher, SETLabs	B.Tech, M.Tech, Ph.D	39	10	Apr 22, 2002	34,21,780	Firewhite Inc., Software Architect
Srinivas Prabhala	DM, BCM	BE, MS – Industrial Engineering, MS – Computer Science	40	18	Dec 18, 2006	33,23,385	Deloitte, VP
Srinivasa Gopal Sugavanam	GPM, ES	BE, MMS	36	13	Jan 15, 2002	27,40,258	Atos Origin India Pvt. Ltd., Consultant Grade IV
Srinivasa Rao Patnala	DM, PLES	B.Tech, ME	42	19	Jul 16, 1998	30,45,333	DRDL, Scientist
Srinivasan Govindan	DM, BCM	BE	41	18	Nov 12, 1998	27,61,268	ITC, Systems Administrator
Srinivasan Padmanabhan	DM, BCM	BE	41	18	Jul 4, 2005	27,75,175	Powersoft Consulting Pvt. Ltd., Technical Director
Srinivasan Raghavan	AVP, NMS	BE	50	29	Jun 23, 2000	61,35,546	Tata Infotech Ltd., Group Manager
Sriram Natarajan	DM, RETL	B.Tech	35	14	Jun 26, 1995	29,91,175	–
Sriram Ranganathan	GPM, EUS	BE	37	14	Dec 9, 1996	26,59,302	MICO, Superintendent
Sriranga Ramanuj Acharya K. N.	University Head, PLES	BE, M.Tech	44	23	Feb 27, 2006	29,30,440	Honeywell Technology Solutions Lab Pvt. Ltd., Learning Lead
Stephen Sanjay Desmond Emmanuel	DM, IVS	BE	34	14	Sep 3, 2007	27,93,019	The Vanguard Group, IT Manager
Subhash B. Dhar	SVP and Head, CME	BE, PGDM	42	20	Feb 24, 1997	1,26,79,149	Ravi Database Consultants (P) Ltd., VP – Marketing
Subhash Chandra Rastogi	AVP, ES	B.Tech, M.Tech, Ph.D	60	35	Dec 19, 2005	56,72,412	Satyam Computer Services Ltd., AVP
Subrahmanya S. V.	VP, E&R	BE, M.Tech	47	21	Oct 8, 1996	59,18,695	Ashok Leyland Information Technology Ltd., Assistant PM
Subrahmanyam Goparaju	VP and Head, SETLabs	BE	42	21	Jun 15, 1988	88,41,028	–
Subrata Kar	DM, ES	B.Sc	45	22	Nov 21, 2005	32,80,087	Hexware Technologies Ltd., AVP
Subraya B. M.	AVP, E&R	M.Sc, PGD, Ph.D	54	30	Dec 1, 2000	56,46,683	Infosys Technologies Ltd., Consultant – E&R
Suchithra Ramachandra Prabhu	AVP, IS	BE	38	16	Mar 15, 2007	42,19,283	IBM Global Service, General Manager
Sudheer H. R.	PLM, Finacle	BE	35	15	Feb 29, 1996	30,46,456	TELCO Ltd., Trainee
Sudhir Balakrishnan Nair	AVP, IMS	BE	39	18	Jul 29, 2002	40,80,308	HCL Comnet Ltd., Founder Member and Regional Manager
Sudir Babu N. P.	DM, Finacle	B.Sc, PGD	42	22	Feb 21, 1995	24,67,246	First Computer, Corporate Manager – Operations
Suman Kumar Kanth	Group Test Manager, IVS	B.Sc. Engg, MBA, PGD	37	16	Jul 23, 2007	27,83,424	Quark Media House India Pvt. Ltd., Director, QA
Suman Sasmal	VP, EUS	BE, PGD	45	22	Dec 12, 2001	64,11,542	RS Software India Ltd., VP
Sumit Virmani	Head – Marketing, Finacle	B.Com, MBA	34	13	May 6, 2004	28,73,517	Polaris Software Lab Ltd., AVP Marketing
Sundar K. S.	GM, E&R	BE, MS, M.Tech	40	16	Aug 26, 1998	24,10,258	SIT, Lecturer
Sundaram Ganapathy	DM, SI	M.Sc, MBA, ME	37	13	Jan 13, 2005	25,90,681	Deloitte Consulting, Sr. Consultant
Sundaresh Shankaran	DM, PLES	BE	39	18	Mar 9, 1998	29,67,817	L&T Ltd.
Sundaresh Shenoey	DM, MTC	B.Tech, M.Tech	45	22	Aug 30, 2004	31,24,297	Accenture Services Pvt. Ltd., Senior Manager
Sunil Jose	AVP, PE	B.Tech	40	18	Jun 8, 1994	30,70,522	Motor Indus. S/W Services Pvt. Ltd., Supervisor
Sunil Prabhu B.	GPM, India Business Unit	BE	40	18	Mar 21, 1992	26,53,621	Agro Pvt. Ltd., Systems Software
Sunil Senan	AVP, ES	BE	36	14	Jan 8, 2001	35,49,182	Tata Consultancy Services Ltd., IT Analyst
Surendra S.	DM, EUS	Diploma, BE	40	18	May 8, 1996	26,76,880	BHEL, Engineer
Suresh J. K.	AVP, E&R	B.Tech, MS, Ph.D	49	26	Jul 27, 1998	61,60,804	ADA, Deputy Project Director

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Suresh Kamath K.	General Manager – Infrastructure, Facilities	B.Com	47	21	Nov 26, 1987	27,10,026	Sukrutha Agencies, Accounts Assistant
Suresh Kumar Meda	DM, BCM	BE, PGD	36	13	Jun 28, 2000	27,22,031	Deutsche Software India Ltd., Asst. Systems Analyst
Suresh N. R.	PLM, Finacle	BE, MS	35	13	Nov 27, 1995	24,14,471	–
Suresh Prahlad Bharadwaj	Senior Principal – Consulting, Consulting Solutions	BE, MS	47	23	Dec 6, 2004	33,67,836	Symmetrix Consulting Pvt.Ltd., Director
Suresh Raghuraman	DM, CME	B.Sc, MCA	46	22	Apr 23, 2001	30,03,770	Complete Business Solutions Inc., Senior Technical Manager
Suresh Rajagopalan	Member – Engagement Management, Finacle	B.Sc, MCA	41	19	May 14, 2007	27,74,536	First Gulf Bank, SVP– IT
Suresh Rao	DM, PE	BE	41	18	Jun 25, 1997	27,46,114	Alcatel Modi Network Systems Ltd., Senior Engineer – Testing
Surya Prakash K.	VP, MFG	BE	40	19	Jul 23, 1990	83,79,869	–
Suryanarayanan M. S.	DM, IVS	B.Sc, MCA	36	13	Aug 2, 1999	27,63,232	Aviation Software Development Consultancy (I) Ltd., Systems Engineer
Suryaprakash Viswanath Kareenahalli	DVM, RETL	BE, PGD	43	20	Oct 15, 2007	34,01,963	Wipro Technologies Ltd., General Manager
Sushanth Michael Tharappan	AVP, HRD	B.Sc, MBA	34	12	Apr 3, 2000	51,95,858	Life Skills India Training Pvt. Ltd., Manager
Sushil Kumar	GPM, NMS	BE, PGD	34	14	Jun 26, 1995	25,73,441	–
Suvro Banerjee	DM, MFG	BE, MS	44	21	Oct 15, 1998	27,10,889	TCG Software Services Pvt. Ltd., Managing Consultant
Swaminathan R.	DM, IMS	BE	38	17	Jun 22, 1992	27,11,180	–
Tapan Chandra Munshi	DM, Finacle	BE, ME	43	18	Dec 1, 1993	28,26,238	Uptron India Ltd., Executive Officer
Tapas Mishra	DM, IHL	B.Sc, MCA	37	15	Feb 11, 2002	27,23,727	Tata Consultancy Services Ltd., Assistant Consultant
Tarang S. Puranik	AVP, ES	BE	37	16	May 14, 1999	32,53,652	Tata Consultancy Services Ltd., IT Analyst
Tarunpreet Singh Ahluwalia	DM, CME	B.Tech	39	17	Jun 26, 2000	25,66,770	Punjab Communications Ltd., Deputy Manager
Thirugnana Sambandam Gurunathan	Group Test Manager, IVS	BE	37	17	May 14, 2007	27,50,891	IBM Global Service, Program Manager
Thirumala Arohi	DM, BCM	B.Tech	36	14	Aug 25, 1997	26,10,015	K.T.P.S, General Engineering
Thirumaleshwara Bhat D.	Head – Testing, Finacle	B.Sc, CAIIB, M.Sc	54	32	Aug 2, 1999	28,32,819	Infosys Technologies Ltd., Consultant
Thiruvengadathan Ramjee	Business Manager, BCM	BE, MS	44	20	Aug 6, 2007	25,22,584	UBS Financial Services Inc., Director
Thothathri Visvanathan	AVP, RETL	BE	46	23	Jul 6, 2000	65,97,167	CSAI, Senior Consultant
Tomy Thomas	DM, PE	B.Sc, B.Tech, M.Tech	49	22	Jul 5, 2000	25,13,680	ISL Ltd., Senior Additional. Manager
Tushar Kirti Sachdev	Principal Architect, SI	BE	36	13	Nov 6, 2000	27,05,412	Mastek Ltd., Project Analyst
Uday Bhaskarwar	VP, India Business Unit	B.Tech	38	17	Jun 22, 1992	54,16,861	–
Umashankar Malapaka	DM, NMS	BE, PGDBM	35	12	Apr 27, 1998	24,31,534	O. M. C. Computers Ltd., Developer
Umasree Govindarajan	GPM, IHL	B.Sc, M.Sc	38	17	Mar 6, 2006	25,73,465	Hexaware Technologies Ltd., Senior Consultant
Usha Prabhakara Shastry	DM, Finacle	B.Sc, M.Sc	41	19	Dec 5, 2001	26,16,869	Sonata Software Ltd., PM
Utham Chengappa K. G.	Senior Legal Counsel, Finance	BA, LLB (H)	32	10	Nov 3, 2003	27,60,922	Krishnamurthy & Co., Senior Associate
Vaidyanathan Gurumurthy	DM, MFG	BE	39	18	Jun 24, 1999	25,73,410	NIIT Ltd., Group Consultant
Vaijayanti A. Patharkar	DM, BCM	Diploma, B.Sc, MCM	41	18	Jul 1, 1996	26,81,122	Patni Computer Services, Developer
Valmeekanathan Subramanian	VP and Head, PLES	BE (H)	44	24	Dec 12, 2005	1,03,58,698	Freelance Consulting, Independent
Varsha Bharat Verma	DM, RETL	B.Sc	43	23	Sep 28, 2001	28,01,998	Infosys Technologies Ltd., Consultant
Vasudev Kamath	DM, MFG	B.Tech	35	13	Feb 5, 1996	29,95,827	–
Vasudevan V. R.	DM, Corporate	B.Tech	41	19	Jul 23, 1990	26,40,271	–
Venkat Narayan S.	Principal Architect, SI	BE	36	15	Jun 27, 1994	30,85,051	–
Venkata Ramana Reddy Gunna	Group Lead, Corporate Planning	B.Tech, MBA	40	16	Sep 5, 2005	26,72,467	Reliance Infocom, Lead Financial and Business Analyst
Venkata Ramesh Kumar Pisupati	Principal Consultant, ES	BA, MCA	40	14	Feb 11, 2008	24,31,911	Genpact India, AVP
Venkata Seshu Gulibhi	DVM, MFG	B.Sc, M.Tech, M.Sc	41	17	Feb 21, 1994	32,89,718	UB Info. & Consulting Services, Executive
Venkata Subramaniyam V. V.	General Manager – CAG, Finance	B.Com	45	25	Jul 8, 1998	25,60,259	S. N. Finance Ltd., Manager
Venkatachalam P. K.	DM, BCM	BE	37	16	Aug 23, 1993	29,90,896	–
Venkataramanan T. S.	VP, Finacle	BE	44	23	Nov 29, 1993	65,42,163	TELCO Ltd., Senior Systems Officer

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Venkatesh Chandrasekaran Vilapakam	DM, IVS	B.Sc, ME	41	17	Jun 2, 2003	33,24,351	Inautix Tech., AVP
Venkatesh Gadiyar H.	General Manager, Finance	B.Com, ACA	41	17	Jan 20, 1997	29,29,870	Manipal Printer & Publishers Ltd., Accounts Officer
Venkatraman G.	DM, PE	BE	36	15	Jun 29, 1994	26,78,825	–
Venkatramana Gosavi	AVP, Finacle	BE, MBA	45	20	Apr 3, 2002	46,26,201	Ramco Systems, Country Manager – India & Middle East
Venugopal Subbarao	Principal Architect, SETLabs	BE	37	15	Jul 21, 2000	24,00,692	BFL Software Ltd., PL
Vibhuti Kumar Dubey	Practice Manager, ES	BE, PGD	44	20	Apr 1, 2002	33,05,061	HCL Group, Business Development Manager
Vidya Shankar M.	Principal Architect – Products, Finacle	BE	41	19	Apr 21, 1997	29,09,520	Merit Systems Pvt. Ltd., Consultant
Vidyabhushana Hande	GPM, PLES	BE, ME	41	17	Dec 3, 2001	25,30,362	Wavelet Technologies Pvt. Ltd., Director (R&D)
Vijay Mishra	Senior Principal Consultant, ES	BE, PGDM	36	13	Jun 8, 1998	25,21,491	The Tata Engineering & Locomotive Co. Ltd., Engineer
Vijaya Raghavan T. R.	Product Manager, Finacle	B.Sc, CAIIB, M.Sc, PGD	55	32	Sep 1, 1999	25,98,096	Vysya Bank, Senior Manager
Vijayaraghavan T. S.	Group Manager – Go-to-Market, Corporate Marketing	BE, PGD	37	12	May 13, 1998	26,01,938	Infosys Technologies Ltd., Developer
Vijayasimha A. J.	DVM, BCM	BE	35	13	Feb 26, 1996	32,91,032	–
Vikram Meghal	Principal Architect, PE	BE	35	14	Oct 13, 1997	27,35,855	Siemens, Executive
Vinay Rao	AVP, Corporate Planning	B.Tech	42	20	Aug 2, 1993	26,71,929	Contech (I) Pvt. Ltd, Developer
Vinayak Pai V.	VP, Finance	B.Com, CA	38	17	Apr 3, 1995	71,31,469	Sajawat Industries Ltd., Chief Accountant
Vinayak Prabhakar Hegde	DM, IVS	BE	36	16	Mar 5, 2007	31,79,844	Wipro Technologies Ltd., Delivery Manager
Vinayak Vishnu Chiplunkar	DM, IHL	M.Sc., MCM	48	26	May 14, 2007	30,56,081	Patni Computer Systems Ltd., Senior Manager
Vinod Jain	GPM, BCM	B.Tech	38	17	Sep 3, 2007	25,71,260	Infogain India Pvt. Ltd., Practice Head (Retail)
Vinoop Aradhya	DM, PIE	BE	34	13	Mar 27, 2008	27,35,300	Misys Software Solutions, Senior PM
Virendra Paliwal	GPM, SETLabs	Diploma, BE, PGD	39	16	Aug 28, 1997	24,03,766	Ramco Systems, Production Incharge
Vishwanath G. N.	DM, MFG	BE, M.Tech	43	20	Dec 29, 1997	27,92,181	C-Dot, General Engineering
Vishwanath Madhugiri	General Manager – Research, SETLabs	B.Sc, M.Sc, MBA	45	21	Mar 17, 2008	31,86,439	The University of Birmingham, Head of Business and Member
Visvanathan Lakshmi Narayan	DM, CME	B.Sc, MBA, MS	42	21	Jan 13, 2005	29,36,052	Hexaware Technologies Ltd., AVP
Visveswara Gupta K.	AVP, EUS	BE	40	17	Apr 4, 1992	43,29,129	–
Viswanatha Gopal K. S.	DM, CME	BE (H), ICWA	42	22	Dec 26, 2002	26,04,654	Ramco Systems Ltd., Senior PM
Visweswar B. K.	DM, BCM	BE	36	14	Jun 26, 1995	26,95,323	–
Vivek	Senior Principal – Consulting, Consulting Solutions	B.Tech	40	18	Jul 1, 1991	29,55,502	–
Vivekanand P. Kochikar	AVP, E&R	B.Tech, M.Tech, Ph.D	45	18	May 2, 1994	39,62,301	HMT Ltd., Engineer (CIM)
Yegnaswamy Yegnanarayanan	DM, EUS	BE	35	13	Sep 3, 2001	27,17,642	Hexaware Technologies Ltd., Consultant and Systems Analyst
Yogesh Kumar Bhatt	AVP, E&R	B.Arch, PGD, Ph.D	41	14	Jul 22, 1998	25,25,220	Nirma Institute of Management, Professor

Employed for part of the year with an average salary above Rs. 2 lakh per month

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Adhip Nath Pal Chaudhuri	Principal Consultant, ES	BE, PGD	40	14	Dec 24, 2001	14,54,031	ICICI Venture Fund Management Company Ltd., AVP
Aditya Nidamarthy	Senior Principal – Consulting, Consulting Solutions	B.Tech	45	21	Jan 29, 2007	20,82,800	Lucent Technologies, Technical Director
Ajit Kumar Sarangi	DM, BCM	BE, MBM	43	20	Feb 20, 1998	15,09,160	Union Pacific Rail, PL
Akash Srivastava	GPM, SGS	B.Tech	37	14	Aug 14, 2006	9,75,643	Satyam Computers Services, Senior Consultant
Amar Pratap Rama Murthy	Principal Architect, India Business Unit	B.Sc, M.Sc	36	14	Oct 6, 2008	12,90,412	Collabera, Principal Architect
Amit Pandey	Senior Technical Architect, PLES	B.Tech	33	11	Feb 23, 1998	3,51,075	Grindwell Norton Ltd., General Engineering
Amitabha Das	Principal Researcher, SETLabs	B.Tech, Ph.D	45	19	Feb 26, 2009	2,57,861	Nanyang Technological University, Associate Professor
Amruta Kumar Mohanty	GPM, Corporate	B.Sc (H), MCA	41	17	Aug 24, 1998	3,48,188	James Martin & Co., Consultant

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Amul Atri	Product Manager, PIE	B.Sc (H), M.Sc	50	26	Aug 7, 2008	23,01,091	Spectra Linear India, Managing Director
Anindita Sarkar	GPM, BCM	B.Sc, MCA	40	14	May 8, 1995	2,13,046	Centre For Railway, Systems Administrator
Anirban Chakrabarti	Principal Researcher, SETLabs	BE, Ph.D	35	8	Feb 9, 2004	12,00,515	TCG Software, Software Engineer
Anjan Ghosh	Principal Researcher, SETLabs	B.Sc (H), M.Sc (H)	35	12	Nov 17, 2008	10,60,280	NIIT Ltd., Delivery Manager, Managed Services
Anurana Saluja	AVP, SA&A	B.Sc	41	21	April 10, 2008	31,41,313	NSS MSC SDN Bhd, Head Operations
Arun Ramu	VP and Head, IVS	B.Tech	48	26	Aug 28, 2000	77,35,993	Trigent Software, General Manager
Arup Goswami	Principal Consultant, CME	B.Sc	49	23	Dec 1, 2008	8,27,328	Connectiva Systems Pvt. Ltd., Director, Client Services
Arup Ratan Ray	DM, PLES	BE, M.Sc (Tech), Ph.D.	50	23	Dec 29, 2008	6,84,035	Robert Bosch Engineering & Business Solutions Ltd., Deputy General Manager
Atul Soneja	DM, MFG	B.Tech (H)	36	13	Jun 26, 1995	15,67,444	–
Aveejeet Palit	Principal Solutions Manager, SI	BE, M.Sc	42	19	Dec 31, 1996	22,68,299	CBSI, Developer
Balaji R.	DM, PLES	Diploma, BE	39	19	Feb 2, 1998	30,71,321	IISc, Associate
Balasubramanian Kuppuswamy	Principal – Consulting, Consulting Solutions	B.Tech	41	18	Mar 4, 2002	3,04,966	Reliance Petroleum Ltd., Deputy General Manager
Basab Bandyopadhyay	Principal Consultant, IMS	B.Tech, MBA	40	18	Aug 4, 2008	16,29,637	PricewaterhouseCoopers Ltd., Principal Consultant
Bhuvanapriya K.	GPM, EUS	BE	35	13	Apr 30, 2007	10,20,700	IBM India Ltd., Program Manager
Birinder Soin	Senior Principal – Consulting, Consulting Solutions	BE, MBA	38	13	Dec 9, 2002	15,41,199	Apnaloan.Com, Marketing Manager
Dhruba Bagchi	GPM, MFG	B.Tech, PGD	38	15	Apr 2, 2001	2,68,177	HCL Perot Systems, Associate
Dhruva Nagaraj Kadaba	DM, BCM	BE(H), M.Sc (H)	36	12	Mar 3, 2008	9,76,821	IGate Global Solutions Ltd., Delivery Manager
Dorpo Narayan Chaudhuri	Principal, SGS	BCS	40	15	Nov 3, 2005	9,83,846	IBM Global Services India Ltd., Senior Development Manager
Geetha Kannan	VP, HRD	B.Com, MBA	45	20	Apr 1, 1993	43,14,482	NIIT Coimbatore, Business Manager
Gorur Krishnaiyengar Raviprakash	Group Technical Consultant, PLES	BE, MS, Ph.D	46	24	Jan 5, 2009	6,31,352	Jacobs, Engineering Specialist
Gowri Subramanian Ramani	AVP, Quality	B.Sc, M.Sc	49	27	Aug 14, 2008	22,66,504	NXP Semiconductors India Pvt. Ltd., Director
Hanumanta Krishtappa Dasar	Group Test Manager, IVS	Diploma, BE, MBA	40	17	Mar 5, 2007	18,21,142	Honeywell Technology Solutions Lab Pvt. Ltd., Engineer Fellow
Harish Srinivas Gudi	DM, RETL	BE	37	13	Jan 6, 1997	21,86,193	HPCL, Production Incharge
Harpal Singh Parmar	Principal – Consulting, Consulting Solutions	BE, MS, MBA	40	13	Nov 25, 2004	12,58,059	Crisil Ltd., Consultant
Hemanth D.	Senior Technical Architect, BCM	BE	33	11	Aug 25, 1997	7,27,099	–
Jayanta Adhikary	DM, SI	B.Tech	40	20	Jun 23, 2008	15,14,182	Tata Consultancy Services Ltd., Senior Consultant
John Mathew	Product Manager, SETLabs	B.Tech, M.Tech	44	21	Sep 22, 2008	15,08,336	Hewlett Packard, Senior Product Manager
Kaushik Ray	AVP, HRD	BE, PGD	37	13	Sep 11, 2000	21,11,706	GE Capital Services India Ltd., Manager
Kavita Manoj Kulkarni	AVP, HRD	B.Com, LLB (Gen), MPM	40	18	Sep 1, 2008	26,75,627	WNS., SVP, HR
Kishen Moncompu Ananthasivan Kumar	AVP, Finacle	BE	41	16	Jul 7, 2008	28,75,022	Wipro Infotech, Vertical Head – BFSI
Krishna Rao M. V. V. G.	Senior Consultant, ES	BE	33	10	Jun 5, 2000	2,65,766	Nordic Infosoft Pvt. Ltd., Software Engineer
Krishnaswamy S.	DM, SGS	BE	40	16	May 2, 1994	7,17,314	Malnad College of Engg., Lecturer
Lokendra Shastri	General Manager – Research, SETLabs	BE (H), MS, Ph.D	52	29	Sep 8, 2008	17,57,605	International Computer Science Institute, Senior Research Scientist
Madhu Gopinathan	Principal Architect, PIE	B.Tech, MS	38	11	Jan 5, 2009	7,57,666	IBM India, Senior Software Engineer
Manas Chakraborty	Senior Consultant, Enterprise Quality Solutions	B.Sc (H), M.Sc	40	15	May 24, 2004	15,95,486	Mphasis, Associate Manager
Manohar Moorthy	Principal Architect, SETLabs	B.Tech	39	16	Jun 22, 1992	9,07,145	–
Manoj Kumar Jaiswal	Principal Consultant, ILI	BA, MBA, M.Sc	45	16	Dec 11, 2002	10,32,867	NIS, Deputy General Manager
Matthew Frank Barney	Head – Leadership Development, ILI	Diploma, BS, MA, Ph.D	39	14	Jan 5, 2009	25,06,818	The Scientific Leader / Human Capital Growth, CEO
Mohana Krishna B. G.	Principal Architect, E&R	BE, M.Tech	48	25	Dec 22, 2008	6,97,878	Cognizant Technology Solutions, Principal Consultant
Mukesh Shesmal Jain	SPM, IHL	BE	33	11	Oct 8, 2001	2,12,258	Patni Computer Systems Ltd., Senior Software Engineer
Nadadur Rajagopalan Veeraraghavan	Senior Principal – Consulting, Consulting Solutions	BE	50	26	Sep 22, 2003	3,72,603	Life Insurance Corporation of India, Regional Manager

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Narendran Koduvattat	VP and Head, India Business Unit	B.Sc	43	21	Mar 8, 1993	29,68,623	PSI Data Systems Ltd., Senior Software Engineer
Navneet Taneja	Business Manager, India Business Unit	BE, MBA	37	14	Nov 10, 2008	10,40,988	Wipro Technologies Ltd., Head, Client Solutions
Nirmallya Mukherjee	Principal Architect, SI	BE	38	16	Jul 15, 2002	15,71,910	Ciber Inc., Technical Architect
Nithya Prabhakar	DM, MFG	B.Sc, M.Sc	45	21	Jan 5, 1998	22,72,789	EID Parry (I) Ltd., Senior Systems Executive
Pavan Kumar Venkata Cheruvu	Principal Consultant, SI	BE	41	19	Jul 17, 2008	17,66,293	Wipro Technologies Ltd., Delivery Manager
Pradeep Anantaswamy Rau	Fellow, ILI	B Tech, PGDM, DBA	58	35	Jul 7, 2008	44,48,725	–
Pranab Chakraborty	GPM, RETL	BE, M.Tech	39	14	Jan 17, 2001	6,44,830	Aquaint Technology Pvt. Ltd., PM
Praveen Kumar Sinha	DM, BCM	Diploma, B.Com	43	17	Dec 30, 2002	8,31,958	RS Software India Ltd., Business Manager
Praveen Viswas	Senior Principal Legal Counsel, Finance	BA, LLB (H)	34	10	Jan 8, 2003	23,57,440	Hewitt Associates, Consultant
Priti Jay Rao	SVP and Head, IMS	B.Sc, M.Sc	50	27	Jul 2, 1997	58,84,703	L&T Ltd., PM
Radhakrishna Huthinagadde Subbaiah	Principal Architect, India Business Unit	BE	41	17	Sep 29, 2008	14,67,299	Bahwan IT, Senior Manager
Raghunath Basavanahalli	Senior Principal, EUS	B.Sc., Engg	42	20	Mar 9, 2001	3,14,717	HCL Technologies America Inc., Account Manager
Rajat Pan	Group Leader – Process Deployment, Quality	BE	38	15	May 14, 2001	2,12,142	Tata Engineering, Assistant Manager
Rajendra Prasad P. V.	Solutions and Alliances Manager, Finacle	B.Sc, PGD	37	17	May 30, 1996	23,53,936	SRG Systems (P) Ltd., Assistant Manager – Marketing
Rajesh Choudhary	Manager – CSG, Quality	BE, M.Tech	44	19	Feb 16, 2006	4,06,948	Tata Consultancy Services, Associate Consultant
Rajesh Krishnaswamy	SPM, PLES	BE	35	13	Feb 4, 2002	18,39,082	Viseton Asia Pacific, Inc., Engineer (Project Lead)
Rajesh Narayan Rajan	Principal Consultant, SI	B.Com, CA, MBA	38	14	Jun 9, 2008	20,13,819	Infosys BPO Ltd., Principal Consultant
Rama Mohan Venkata Kadayinti	AVP, Quality	BE, M.Tech	39	16	Oct 6, 2008	25,15,137	Infosys BPO Ltd., Head – Business Transformation & Risk Management
Ramanarayanan S.	DM, MFG	B.Sc, M.Sc	48	25	Jun 5, 2002	27,64,557	Eclaton eBusiness Development Unit, CTO
Ramesh Balakrishnan Nair	DM, SI	BE	39	18	May 5, 2008	23,65,899	Satyam Computer Services Ltd., Principal Consultant
Ramesh Chandra Revuru	GPM, ES	BE, MBA	36	13	Oct 23, 2006	12,49,361	Computer Associates, Senior Manager
Rangan Sen	Principal Architect, PIE	B.Sc, ME	38	11	Sep 15, 2008	13,42,946	Wipro Technologies Ltd., Senior Architect
Rangan Varadan	AVP, Senior Principal – Consulting, Consulting Solutions	B.Com, CWA	43	19	May 13, 1999	16,81,073	Lehigh University, Assistant Professor
Ravi Vasudeva	Principal Consultant, ES	BE, PGD	39	15	Jul 20, 1998	14,46,374	Hindustan Lever Ltd., Manager
Ravindra Karanam	DM, NMS	BE, ICWA	40	18	Nov 7, 1994	5,67,044	Bajaj Auto Ltd., Manager
Rohan M. Parikh	Head – Green Initiatives, Facilities	BE, MS	41	17	Apr 8, 2008	31,15,409	Infosys BPO Ltd., Client Ops Head
Ruchali Ganesha Dodderi	DM, SI	BE	39	17	Jan 4, 2007	5,76,697	Intel Technology India Pvt. Ltd., SPM
Sailaja Chintalagiri	DM, ES	BE, M.Tech	45	22	Jan 22, 2001	32,10,609	Softpro Systems Pvt. Ltd., Senior Consultant
Samit Deb	AVP, HRD	B.Tech, PGD	37	13	Oct 16, 2008	16,39,177	Infosys BPO, AVP
Samuel Raj S. A.	SPM, IHL	B.Tech, M.Tech	44	20	Oct 27, 1997	7,55,775	MIT, Sr. Lecturer
Shammi Kapoor	DM, CME	B.Sc, Engg, PGD	47	17	Aug 13, 2007	4,57,822	Alcatel India Ltd., Senior Manager
Sharmistha Adhya	DM, HRD	B.Tech (H)	37	13	Jun 26, 1995	18,66,798	–
Shivram R.	PM, Quality	B.Tech	34	11	May 3, 2000	3,11,072	Capitol Industries, Junior Executive Quality Assurance
Shrikant Ashok Madghe	Principal Architect, SI	BE, MS	33	13	Apr 10, 2008	24,05,143	Syntel Ltd., Enterprise Architect
Shyamal Mittra	AVP, CME	B.Tech	39	16	Apr 21, 2008	32,70,253	Bharti Airtel Ltd., VP – IT
Sitaram M. L.	AVP, CCD	BE	53	29	Jan 24, 2000	25,41,451	Network Solutions Pvt. Ltd., General Manager, Facility Management Services
Somnath Ganguly	Principal Researcher, SETLabs	B.Sc, M.Sc, Ph.D	53	24	Jan 12, 2009	5,43,607	Honeywell, Team Lead IP – Analyst
Soundara Rajan Ramanujam	Group Technical Consultant, PLES	B.Tech, ME	54	30	Jul 16, 2007	9,72,030	Honeywell Technology Solutions Lab Pvt. Ltd., SPM
Sreedhar Reddy Anthappaguda	Test Manager, IVS	B.Tech, ME	40	13	Jan 15, 2002	3,89,937	HCL Technologies Ltd., MTS
Sreekumar Sukumaran	AVP, SETLabs	B.Tech, M.Tech	41	18	Apr 2, 2001	33,39,274	Wipro Technologies Ltd., Consultant
Srinivas Rao Appala	GPM, BCM	BE	41	17	Apr 28, 1997	3,11,154	Bharat Electronics, General Engineering

Employee Name	Title / Role, Unit	Qualification	Age	Experience (Years)	Joining date	Gross Remuneration (Rs.)	Previous Employment and Designation
Srinivas Uppaluri	VP and Head, Marketing	B.Sc, CA	47	24	Aug 21, 2002	46,17,567	Andersen Business Consulting, Director – Business Consulting
Srinivasan Subramaniam	Principal Architect, SI	BE	35	14	Sep 18, 2008	14,68,161	Dubai World, Enterprise Architecture
Srinivasulu Mallampooty	AVP, Corporate	BE	39	15	Oct 8, 2001	20,60,432	Majoris Systems Pvt. Ltd., PM
Sriram K.	Principal Consultant, SI	BE, PGD	45	23	Sep 29, 2008	14,75,168	HCL Infosystems Ltd., AVP
Sriram Ramachandran	Product Manager, SaaS	B.Tech, MBA	31	8	Jan 19, 2009	6,21,689	ibibo Pvt. Ltd., Senior Product Manager
Sudhindra S. Magadi	Principal Architect – Products, Finacle	BE	35	12	Jan 20, 2003	3,17,946	Birlasoft Inc., Technical Architect
Sudhir Albuquerque	VP, EUS	BE	40	18	Oct 1, 1990	49,30,857	–
Sumesan Kala	DM, RETL	B.Tech, M.Tech	38	15	Feb 7, 1994	12,24,094	
Suryanarayanan Sankaranarayanan	Product Manager, SETLabs	BE (H)	49	25	Sep 22, 2005	2,38,794	Global Automation Inc., Director Of Customer Solutions
Sushil Kumar Tiwari	Principal Consultant, ES	B.Sc Engg, PGD, MS	36	14	Oct 21, 2002	21,89,458	Deloitte Consulting, Sr. Consultant
Thenalapadi Subramanian Mohan	Principal Researcher, E&R	BE, ME, Ph.D	45	22	Jan 29, 2009	4,56,295	Eai-San Technologies, Principal Architect
Venkata Kalivaraprasad Jillepalli	Principal Consultant, ES	BE, PGD, MBA	36	14	Jan 19, 2009	5,26,479	Oracle, Technical Director
Vinay Viswanath Peshwa	DM, Corporate Planning	B.Tech	37	13	Jun 26, 1995	4,44,910	–
Vineet Sharadchandra Kondejkar	SPM, BCM	BE, MBA	36	11	Jun 21, 2004	2,04,878	Birlasoft Ltd., System Analyst
Vinod Chandrasekharan	Consultant, IMS	BE	41	17	Jan 20, 2003	2,05,627	ANZ IT, Technical Consultant
Vivek Gaur	GPM, BCM	B.Sc (H), MCA	40	17	Sep 17, 2001	25,46,997	Trisoft Systems Pvt. Ltd., PM
Walter Fui Houng Tan	Recruitment Lead – India & APAC, HRD	BE, PGD	35	10	Oct 17, 2002	20,79,331	Nicholas Piramal India Ltd., Assistant Manager

Notes : Remuneration includes basic salary, allowances, taxable value of perquisites, etc. The term remuneration has the meaning assigned to it in the Explanation to Section 198 of the Companies Act, 1956.

None of the employees are related to any director of the Company.

None of the employees own more than 2% of the outstanding shares of the Company as at March 31, 2009.

The nature of employment is contractual in all the above cases.

for and on behalf of the Board of Directors

Bangalore
April 15, 2009

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Units at Infosys	
BCM	Banking and Capital Markets
CCD	Computers and Communications Division
CDG	Communication Design Group
CME	Communications, Media and Entertainment
E&R	Education and Research
ES	Enterprise Solutions
EUS	Energy Utilities and Services
HRD	Human Resources Development
IHL	Insurance Healthcare & Life Sciences
ILI	Infosys Leadership Institute
IMS	Infrastructure Management Services
IS	Information Systems
IVS	Independent Validation Solutions
LERN	Learning Services
MFG	Manufacturing IBU
MTC	Microsoft Technology Center
NMS	New Markets and Services
PE	Product Engineering
PIE	Product Incubation Engineering
PLES	Product Lifecycle and Engineering Solutions
RETL	Retail, CPG, Logistics
SA&A	Security Audit and Architecture
SaaS	Software as a Service
SETLabs	Software Engineering and Technology Labs
SGS	Strategic Global Sourcing
SI	Systems Integration

Designations at Infosys	
AVP	Associate Vice President
CEO	Chief Executive Officer
COO	Chief Operating Officer
CTO	Chief Technical Officer
DM	Delivery Manager
DVM	Divisional Manager
GM	Group Manager
GPM	Group Project Manager
PL	Project Leader
PLM	Product Line Manager
PM	Project Manager
SPM	Senior Project Manager
SVP	Senior Vice President
VP	Vice President

Annexure to the directors' report

c) Auditors' certification on corporate governance

To the members of Infosys Technologies Limited,

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited (the Company), for the year ended at March 31, 2009, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

for B S R & Co.
Chartered Accountants

Supreet Sachdev
Partner
Membership no. : 205385

Bangalore
April 15, 2009

Statement pursuant to Section 212 of the Companies Act, 1956

in Rs. crore

Subsidiary	Infosys Technologies (Australia) Pty. Ltd.	Infosys Technologies (China) Co. Ltd.	Infosys Consulting, Inc.	Infosys Technologies S. de R. L. de C. V.	Infosys BPO Ltd.	Infosys BPO s.r.o.*	Infosys BPO (Poland) Sp.Z.o.o*	Infosys BPO (Thailand) Ltd.*	Mainstream Software Pty. Limited	Infosys Technologies (Sweden) AB*
Financial period ended	Mar 31, 2009	Dec 31, 2008	Mar 31, 2009	Dec 31, 2008	Mar 31, 2009	Mar 31, 2009	Mar 31, 2009	Mar 31, 2009	Mar 31, 2009	–
Holding company's interest as at March 31, 2009	100.00% in equity shares	100.00% in capital	100.00% in equity shares	100.00% in capital	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	100% in equity shares	–
Shares held by the holding company in the subsidiary	1,01,08,869 shares of A $ 0.11 par value, fully paid up	NA	4,50,00,000 shares of US $1.00 par value, fully paid up	NA	3,38,22,319 equity shares of Rs. 10 each fully paid up	NA	NA	NA	NA	–
Net aggregate profits / losses of the subsidiary for the current period so far as it concerns the members of the holding company										
a. Dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–
b. Not dealt with or provided for in the accounts of the holding company	Profit : 48	Loss : 11	Loss : 59	Loss : 8	Profit : 178	Profit : 22	Profit : 3	Loss : 2	Loss : 2	–
Net aggregate profits / losses for previous financial years of the subsidiary so far as it concerns the members of the holding company										
a. Dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–
b. Not dealt with or provided for in the accounts of the holding company	Profit : 190	Loss : 61	Loss : 232	Loss : 7	Profit : 425	Profit : 1	Profit : 1	Loss : 1	–	–

Notes : The above details are as at March 31, 2009.

**Infosys Technologies (Sweden) AB was incorporated on March 5, 2009. The Company is yet to be capitalized and has not yet commenced its operations.*

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Statement pursuant to Section 212 of the Companies Act, 1956

in Rs. crore

Subsidiary	Exchange rate as at March 31, 2009	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	Proposed dividend
							Long-term	Current	Total					
Infosys Technologies (Australia) Pty. Ltd	1 AUD = Rs. 35.03	4	262	–	266	266	12	–	12	549	68	20	48	–
Infosys Technologies (China) Co. Ltd.	1 RMB = Rs. 7.47	81	(94)	51	38	38	–	–	–	129	(11)	–	(11)	–
Infosys Consulting, Inc.	1 USD = Rs. 50.72	228	(331)	–	(103)	(103)	–	–	–	287	(59)	–	(59)	–
Infosys Technologies S. de R. L. de C. V.	1 MXN = Rs. 3.58	22	(14)	–	8	8	–	–	–	37	(6)	2	(8)	–
Infosys BPO Ltd.	INR	34	628	–	662	662	72	–	72	1,081	174	(4)	178	–
Infosys BPO s.r.o.*	1 CZK = Rs. 2.45	3	24	–	27	27	–	–	–	69	26	4	22	–
Infosys BPO (Poland) Sp.Z.o.o*	1 PLN = Rs. 14.32	4	43	9	56	56	–	–	–	126	4	1	3	–
Infosys BPO (Thailand) Ltd.*	1 THB= Rs. 1.43	9	(3)	1	7	7	–	–	–	22	(2)	–	(2)	–
Mainstream Software Pty. Limited**	1 AUD = Rs. 35.03	–	12	–	12	12	–	–	–	–	(2)	–	(2)	–
Infosys Technologies (Sweden) AB	1 SEK = Rs. 6.15	–	–	–	–	–	–	–	–	–	–	–	–	–

Notes : 1. *Information on subsidiaries is provided in compliance with the Central Government Approval vide 47/9/2009 - CL - III dated March 31, 2009. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India.*

2. *Infosys Technologies (Sweden) AB was incorporated on March 5, 2009. The Company is yet to be capitalized and has not yet commenced its operations.*
3. *On April 1, 2008, Infosys Technologies (Australia) Pty. Ltd acquired 100% of the equity shares of Mainstream Software Pty. Limited for a cash consideration of Rs. 12 crore.*
4. *During the year, the investments held by P-Financial Services Holding B.V. (wholly-owned subsidiary of Infosys BPO Limited) in its wholly-owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp.Z.o.o, and Infosys BPO (Thailand) Limited were transferred to Infosys BPO Limited, consequent to which P-Financial Services Holding B.V. was liquidated. Further, Infosys BPO Limited, merged its wholly-owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, vide a scheme of amalgamation sanctioned by the High Court of Karnataka and High Court of Madras.*

* *Wholly-owned subsidiary of Infosys BPO Limited.*

** *Wholly-owned subsidiary of Infosys Technologies (Australia) Pty. Limited.*

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Management's discussion and analysis

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (SEBI) and Generally Accepted Accounting Principles (GAAP) in India. Our Management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

A. Industry structure and developments

Changing economic and business conditions, rapid technological innovation, proliferation of the internet and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate.

Consumers of products and services are increasingly demanding accelerated delivery times and lower prices. To adequately address these needs, companies are focusing on their core competencies and are using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement and maintain advanced technology platforms and solutions to address business and client needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of IT systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms has created a growing need for specialists with experience in leveraging technology to help improve efficiency and security.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services. According to the Forrester Global IT Market Outlook : 2009 by Andrew. H. Bartels published in January 2009, purchases of IT goods and services by global businesses and governments will decline by 3% in 2009 and then rise by 9% in 2010.

1. Increasing trend towards offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important. Companies are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become critical in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. In addition, companies are also recognizing the benefits of offshore technology service providers in software research and development, and related support functions, and are outsourcing a greater portion of these activities. We believe the range of services delivered offshore is also increasing.

2. The India advantage

India is recognized as the premier destination for offshore technology services. According to a factsheet published by NASSCOM in February 2009, IT services (excluding business process outsourcing (BPO), product development and engineering services) exports from India are expected to cross US $26.9 billion in fiscal 2009 and BPO exports from India are expected to cross US $12.8 billion during the same period.

There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies.

High quality delivery : According to the Process Maturity Profile published by the Carnegie Mellon Software Engineering Institute in September 2008, of the 362 appraisals conducted in India, approximately 158 companies are certified at SEI-CMM Level 5 – higher than any other country in the world. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant cost benefits : The NASSCOM Strategic Review 2009 indicates that companies experience cost savings of around 60-70% by outsourcing their IT and BPO requirements to India as compared to their source locations, and suggests that the cost advantage offered by the Indian IT-BPO industry is sustainable over the long term.

Abundant skilled resources : India has a large and highly skilled English-speaking labor pool. According to the NASSCOM Strategic Review 2009, the total graduate out-turn in India in fiscal 2009 is estimated at 3.5 million, including a technical graduate out-turn of approximately 5,14,000.

The NASSCOM Strategic Review 2009 indicates that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITES sector and that India accounts for over 28% of the total suitable talent pool available to work in the IT-BPO sector across all the potential global sourcing low-cost locations.

The factors described above also make India the premier destination for other services such as IT-enabled services, which we refer to as business process management. According to a factsheet published by NASSCOM in February 2009, the Indian BPO services export market was US $10.9 billion in fiscal 2008 and is estimated to reach US $12.8 billion in fiscal 2009.

While these advantages apply to many companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to :

- Effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services
- Increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology services vendors are using
- Develop and maintain knowledge of a broad range of existing and emerging technologies
- Demonstrate significant domain knowledge to understand business processes and requirements
- Leverage in-house industry expertise to customize business solutions for clients
- Attract and retain high quality technology professionals
- Make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

3. Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a standalone project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a company's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and coordination costs, and as failing to fully leverage technology service providers' complete range of capabilities. To address these issues, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

4. Global Delivery Model (GDM)

Our Global Delivery Model (GDM) allows us to execute services where it is most cost effective and sell services where it is most profitable. The GDM enables us to derive maximum benefit from :

- Access to our large pool of highly skilled technology professionals
- 24-hour execution capabilities across multiple time zones
- The ability to accelerate delivery times of large projects by simultaneously processing project components
- Cost competitiveness across geographic regions
- Built-in redundancy to ensure uninterrupted services
- A knowledge management system that enables us to re-use solutions where appropriate.

In a typical offshore development project, we assign a team of technology professionals to visit a client's site to determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client's site to manage project coordination and address changes in requirements as the project progresses. Teams return to the client's site when necessary to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life of the project regardless of their geographical location.

For the past 18 years, we have successfully executed projects at our global development centers. We have 54 global development centers, of which 27 are located in India, 12 are in North America, 9 are in the Asia-Pacific region and 6 are in Europe. Our largest development centers are located in India.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects and adhere to multi-level testing plans. The project manager is responsible for tracking metrics, including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our GDM mitigates risks associated with providing offshore technology services to our clients. For our communications needs, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links inter-connecting our global development centers. Internationally, we rely on multiple links on submarine cable paths provided by various service providers to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients. Our business continuity center in Mauritius enables us to transfer the execution of a portion of our business activities rapidly from our Indian global development centers to Mauritius and is an example of our investment in redundant infrastructure.

5. Our end-to-end solutions

We provide comprehensive business solutions that leverage technology to help our clients gain market differentiation and / or competitive advantage. Our service offerings include business and technology consulting, custom application development, infrastructure maintenance services, maintenance and production support, package enabled consulting and implementation including enterprise solutions, product engineering solutions and product lifecycle management, systems integration, validation solutions and Software as a Service (SaaS) related solutions.

These offerings are provided to clients located in various geographies and across multiple industry verticals including banking and capital markets, insurance, communications, media and entertainment, energy, utilities, manufacturing, aerospace, pharmaceuticals and healthcare, and retail. We also provide a core banking software solution, Finacle™, for the banking industry and provide customization and implementation services around this solution.

We complement our industry expertise with specialized support for our clients. We also use our Software Engineering group and Technology Lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. We have a knowledge management system to enable us to leverage existing solutions across our Company, where appropriate, and have developed in-house tools for project management and software life-cycle support. We believe that these processes, methodologies, knowledge management systems and tools reduce the overall cost to the client and enhance the quality and speed of delivery.

Our engagements with clients generally include more than one of the solutions listed below. Revenues attributable to custom application development, maintenance and production support, product engineering, package enabled consulting and implementation and technology consulting services represented a majority of our total revenues in fiscal 2009.

B. Financial condition

A summary of our financial position as at March 31, 2009 and 2008 is as follows :

in Rs. crore

	2009	%	2008	%	Growth %
Sources of funds					
Shareholders' funds					
Share capital	286	1.6	286	2.1	–
Reserves and surplus	17,523	98.4	13,204	97.9	32.7
	17,809	100.0	13,490	100.0	32.0
Application of funds					
Fixed assets					
Original cost	5,986	33.6	4,508	33.4	32.8
Depreciation	(2,187)	(12.3)	(1,837)	(13.6)	19.1
Net book value	3,799	21.3	2,671	19.8	42.2
Capital work-in-progress	615	3.5	1,260	9.3	(51.2)
	4,414	24.8	3,931	29.1	12.3

Financial condition (contd.) :

in Rs. crore

	2009	%	2008	%	Growth %
Investments	1,005	5.6	964	7.2	4.3
Deferred tax assets	102	0.6	99	0.7	3.0
Current assets, loans and advances					
Sundry debtors	3,390	19.0	3,093	22.9	9.6
Cash and bank balances	9,039	50.8	6,429	47.7	40.6
Loans and advances	3,164	17.8	2,705	20.1	17.0
	15,593	87.6	12,227	90.7	27.5
Current liabilities	(1,507)	(8.5)	(1,334)	(9.9)	13.0
Provisions	(1,798)	(10.1)	(2,397)	(17.8)	(25.0)
	(3,305)	(18.6)	(3,731)	(27.7)	(11.4)
Net current assets	12,288	69.0	8,496	63.0	44.6
	17,809	100.0	13,490	100.0	32.0

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value Rs. 5/- each.

Our authorized share capital is Rs. 300 crore, divided into 60 crore equity shares of Rs. 5/- each. The issued, subscribed and paid up capital as at March 31, 2009 and March 31, 2008 was Rs. 286 crore.

During the year, employees exercised 4,55,586 equity shares issued under the 1998 Stock Option Plan and 3,78,699 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 8,34,285 and share capital increased by Rs. 0.42 crore. Details of options granted, outstanding and vested as at March 31, 2009 are provided in this Annual Report.

The details of the increase are provided in the table as follows :

Share capital	2009		2008	
	Equity shares (no.)	Rs. crore	Equity shares (no.)	Rs. crore
Beginning of the year	57,19,95,758	286	57,12,09,862	286
Add :				
Shares issued on exercise of ESOP				
The 1998 Plan	4,55,586	–	5,00,465	–
The 1999 Plan	3,78,699	–	2,85,431	–
Sub-total	8,34,285	–	7,85,896	–
End of the year	57,28,30,043	286	57,19,95,758	286

Our equity shares are currently listed in India on the NSE and BSE and the NASDAQ in the U.S. Our market capitalization as at March 31, 2009 was Rs. 75,837 crore, (previous year Rs. 82,362 crore) based on NSE price. The same was US $15.07 billion (previous year US $20.46 billion) based on NASDAQ price. As at March 31, 2009, the total number of shareholders on record was 4,96,907 and the total founder holding percentage was 16.49%.

2. Reserves and surplus

A summary of reserves and surplus is provided in the table as follows :

in Rs. crore

	2009	2008
a. Capital reserve	6	6
b. Share premium	2,925	2,851
c. General reserve	4,287	3,705
d. Profit and Loss account	10,305	6,642
Total	17,523	13,204

2.a Capital reserve

The balance as at March 31, 2009 amounted to Rs. 6 crore, same as in the previous year.

2.b Share premium

A statement of movement in the share premium account is as follows :

in Rs. crore

	2009	2008
Balance – beginning of the year	2,851	2,768
Add : Premium on exercise of ESOP	64	58
Income tax benefit arising from exercise of ESOP	10	25
Balance – end of the year	2,925	2,851

The addition to the share premium account of Rs. 64 crore during the year is on account of premium received on issue of 8,34,285 equity shares, on exercise of options under the 1998 and 1999 Stock Option Plans.

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employees Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2009, 8,34,285 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 3 crore has been paid by us and subsequently recovered from the employees. Consequently, there is no impact on the Profit and Loss account.

An amount of Rs. 10 crore (Rs. 25 crore in the previous year) was credited to the share premium account arising due to tax benefits in overseas jurisdiction of deductions earned on exercise of employees stock options, in excess of compensation charged to the Profit and Loss account.

2.c General reserves

A statement of movement in the general reserves is as follows :

in Rs. crore

	2009	2008
Balance – beginning of the year	3,705	3,258
Add : Transfer from Profit and Loss account	582	447
Balance – end of the year	4,287	3,705

An amount of Rs. 582 crore representing 10% of the profits for the year ended March 31, 2009 (previous year Rs. 447 crore) was transferred to the general reserves account from the Profit and Loss account.

2.d Profit and Loss account

The balance retained in the Profit and Loss account as at March 31, 2009 is Rs. 10,305 crore, after providing the interim and final dividend for the year of Rs. 572 crore and Rs. 773 crore and dividend tax of Rs. 228 crore thereon. The total amount of profits appropriated to dividend including dividend tax was Rs. 1,573 crore, as compared to Rs. 2,225 crore in the previous year.

2.e Shareholder funds

The total shareholder funds increased to Rs. 17,809 crore as at March 31, 2009 from Rs. 13,490 crore as of the previous year end.

The book value per share increased to Rs. 310.90 as at March 31, 2009 compared to Rs. 235.84 as of the previous year-end.

Application of funds

3. Fixed assets

A statement of movement in fixed assets is as follows :

in Rs. crore

	2009	2008	Growth%
Land : Freehold	172	131	31.3
Leasehold	101	98	3.1
Buildings	2,863	1,953	46.6
Plant and machinery	1,100	823	33.7
Computer equipment	1,076	961	12.0
Furniture and fixtures	658	539	22.1
Vehicles	4	3	33.3
Intangible asset	12	–	–
Gross block	5,986	4,508	32.8
Less : Accumulated depreciation	(2,187)	(1,837)	19.1
Net block	3,799	2,671	42.2
Add : Capital work-in-progress	615	1,260	(51.2)
Net fixed assets	4,414	3,931	12.3
Depreciation			
as % of revenues	3.4	3.5	
as % of average gross block*	13.9	13.7	
Accumulated depreciation			
as % of gross block*	38.3	42.9	

* *Excluding land*

The details of built-up area and seats are provided in the table as follows :

	2009	2008
Built-up area (sq. ft. in lakh)		
Completed	226.43	164.77
In progress	45.55	83.62
Seats (no.)		
Completed	95,048	77,754
In progress	20,756	26,881

3.a Capital expenditure

We incurred an amount of Rs. 1,177 crore (Rs. 1,370 crore in the previous year) as capital expenditure comprising additions to gross block of Rs. 1,822 crore offset by a decrease of Rs. 645 crore on account of decrease in capital work-in-progress. The entire capital expenditure was funded out of internal cash flows.

3.b Additions to gross block

During the year, we added Rs. 1,822 crore to our gross block comprising Rs. 273 crore for investment in computer equipment and the balance of Rs. 1,536 crore on infrastructure investment, Rs. 1 crore on vehicle and another Rs. 12 crore towards intangible asset acquisition.

We invested Rs. 44 crore to acquire 30 acres of land at Chennai, Mysore and Bangalore.

Due to several new development centers being operationalized, details of which are provided in the *Additional information* section of the Annual Report, the expenditure on buildings, computer equipment, plant and machinery, furniture and fixtures and vehicles increased by Rs. 910 crore, Rs. 273 crore, Rs. 370 crore, Rs. 212 crore and Rs. 1 crore respectively.

During the previous year, we added Rs. 1,067 crore to our gross block, including investment in computer equipment of Rs. 189 crore and the balance of Rs. 878 crore on infrastructure investment.

3.c Deductions to gross block

During the year, we deducted Rs. 344 crore (net book value of zero) from the gross block comprising Rs. 335 crore of retirement of assets, Rs. 7 crore on donation of computer systems and Rs. 2 crore on disposal of various assets. During the previous year, we retired / transferred various assets with a gross block of Rs. 448 crore.

3.d Capital expenditure commitments

We have a capital expenditure commitment of Rs. 344 crore, as at March 31, 2009 as compared to Rs. 600 crore as at March 31, 2008.

4. Investments

We make several strategic investments which are aimed at procuring business benefits for us. The details of investments as at March 31, 2009 and the movement in the investment account during the year is summarized in the table as follows :

in Rs. crore

Company	March 31, 2008	Additions	Redeemed	March 31, 2009	% of holding as at the year end
Subsidiaries					
Infosys BPO Limited	659	–	–	659	99.98
Infosys Technologies (China) Co. Limited	46	19	–	65	100.00
Infosys Technologies (Australia) Pty. Ltd.	66	–	–	66	100.00
Infosys Consulting, Inc.	171	22	–	193	100.00
Infosys Technologies S. de R. L. de C. V.	22	–	–	22	100.00
	964	41	–	1,005	
Others					
OnMobile Systems Inc., USA	9	–	–	9	
M-Commerce Ventures Pte. Ltd., Singapore	2		2	–	
Merasport Technologies Pvt. Ltd.*	–	2	–	2	
	11	2	2	11	
Less : Provision for investments	(11)	–	–	(11)	
Total	964	43	2	1,005	

* *During the year ended March 31, 2009, Infosys received 2,420 shares of Merasport Technologies Private Limited, valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year based on diminution other than temporary.*

The revenues, net profit and net worth information relating to our subsidiaries are provided as follows :

in Rs. crore

	Revenues			Net Profit / (Loss)				Net worth
	2009	2008	Growth (%)	2009	2008	Growth (%)	% of revenue for fiscal 2009	As at March 31, 2009
Infosys BPO Limited – Consolidated	1,298	937	38.5	201	153	31.4	15.4	689
Infosys Technologies (China) Co. Limited	129	77	67.8	(11)	(7)	(57.1)	(8.5)	(14)
Infosys Technologies (Australia) Pty. Ltd.	549	556	(1.3)	46	101	(54.4)	8.4	277
Infosys Consulting, Inc.	287	246	16.7	(59)	(51)	(15.7)	(20.6)	(102)
Infosys Technologies S. de R. L. de C. V.	37	3	1133.3	(8)	(7)	(14.3)	(21.6)	7
Total	2,300	1,819	26.4	169	189	(10.6)	7.3	857

Infosys Consulting, Infosys China and Infosys Mexico are in the investment phase and this has resulted in the reported losses. The information relating to related party transactions with subsidiaries is given in the *Schedules* section of the Annual Report.

The details of employees in each of the subsidiaries are provided in the table as follows :

No. of employees

	2009	2008
Infosys BPO Limited – Consolidated	17,080	16,295
Infosys Technologies (China) Co. Limited	1,053	699
Infosys Technologies (Australia) Pty. Ltd.	341	363
Infosys Consulting, Inc.	304	265
Infosys Technologies S. de R. L. de C. V.	221	75

Majority-owned subsidiary

4.a Infosys BPO Limited

We established Infosys BPO Limited as a majority-owned and controlled subsidiary on April 3, 2002, to provide business process management services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. The movement of investment in Infosys BPO is provided in the following table :

	2009		2008	
	Shares (no.)	Rs. crore	Shares (no.)	Rs. crore
Balance – beginning of the year	3,38,22,319	659	3,34,61,902	637
Shares purchased from IBPO employees	–	–	3,60,417	22
Balance – end of the year	3,38,22,319	659	3,38,22,319	659

Wholly-owned subsidiaries

4.b Infosys Technologies (China) Co. Limited

On October 10, 2003, we set up a wholly-owned subsidiary in the People's Republic of China named Infosys Technologies (China) Co. Limited. During the year, additional investment of US $4 million (Rs. 19 crore) was made in Infosys Technologies (China) Co. Limited.

4.c Infosys Technologies (Australia) Pty. Limited

On January 2, 2004, we acquired 100% of equity in Expert Information Services Pty. Limited, Australia, and renamed the company as Infosys Technologies (Australia) Pty. Limited. The consideration comprised a payment in cash of Rs. 66 crore on conclusion and an earnout on achieving financial conditions over a three-year period ending March 31, 2007. We paid Rs. 40 crore as earnout for the three year period ending March 31, 2007.

4.d Infosys Consulting, Inc.

On April 8, 2004, we set up a wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA, to add high-end consulting capabilities to our GDM. During the year, an additional investment of US $5 million (Rs. 22 crore) was made in Infosys Consulting, Inc., to fund its operational requirements. The subsidiary is still in the investment phase and is expected to break even in the near future.

4.e Infosys Technologies S. de R. L. de C. V., Mexico

During the year 2008, we incorporated Infosys Technologies S. de R. L. de C. V., a wholly-owned subsidiary in Mexico, to improve proximity to our North American clients. As at March 31, 2009, we had invested an aggregate of Mexican Pesos 60 million (Rs. 22 crore) in the subsidiary.

5. Deferred tax assets

We recorded net deferred tax assets of Rs. 102 crore as at March 31, 2009 (Rs. 99 crore as at March 31, 2008). Deferred tax assets represent timing differences in the financial and tax books arising from depreciation on assets and provision for sundry debtors.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

6. Sundry debtors

Sundry debtors amount to Rs. 3,390 crore (net of provision for doubtful debts amounting to Rs. 105 crore) as at March 31, 2009, compared to Rs. 3,093 crore (net of provision for doubtful debts amounting to Rs. 40 crore) as at March 31, 2008. These debtors are considered good and realizable. Debtors are at 16.7% of revenues for the year ended March 31, 2009, compared to 19.8% for the previous year, representing a Days Sales Outstanding (DSO) of 61 days and 72 days for the respective years.

Our largest client constituted 10.8% of sundry debtors as at March 31, 2009. The age profile of debtors is as follows :

in %

Days	2009	2008
0-30	58.5	58.3
31-60	32.8	29.1
61-90	4.7	3.9
Above 91	4.0	8.7
	100.0	100.0

Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer's ability to settle.

The movement in provisions for doubtful debts during the year is as follows :

in Rs. crore

	2009	2008
Opening balance	40	22
Add : Amount provided	74	42
Less : Amount written-off	9	24
Closing balance	105	40

Provision for bad and doubtful debts as a percentage of revenue is 0.37% in fiscal 2009 as against 0.27% in fiscal 2008.

The unbilled revenues as at March 31, 2009 and 2008 amounted to Rs. 738 crore and Rs. 472 crore respectively.

7. Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas.

in Rs. crore

	2009	2008
Cash balances	–	–
Bank balances in India		
Current accounts	25	60
Deposit accounts	8,234	5,772
Foreign currency accounts (EEFC)	74	181
Unclaimed dividend account	2	2
Bank balances outside India		
Current accounts	704	414
Total cash and bank balances	9,039	6,429
Deposits reported under loans and advances	1,250	1,260
Total cash and cash equivalents	10,289	7,689
Cash and equivalents / assets	57.8%	57.0%
Cash and equivalents / revenues	50.8%	49.1%

The deposit account represents deposits of maturity up to 365 days.

Our treasury policy calls for investing surpluses with highly-rated companies, banks and financial institutions for maturities up to 365 days, as also with liquid mutual funds with a limit on investments in individual entities.

8. Loans and advances

in Rs. crore

	2009	2008
Unsecured, considered good		
Loans to subsidiary	51	32
Advances		
Pre-paid expenses	27	27
Interest accrued but not due	1	186
Advance to Gratuity Fund Trust	–	12
For supply of goods and rendering of services	6	10
Withholding and other taxes receivable	149	13
Others	4	7
Sub-total	238	287
Unbilled revenues	738	472
Advance income tax	268	215
MAT credit entitlement	262	169
Loans and advances to employees	105	106
Electricity and other deposits	37	24
Rental deposits	13	11
Deposits with financial institutions and body corporate*	1,503	1,421
Total	3,164	2,705

* *An amount of Rs. 253 crore (Rs. 161 crore as at March 31, 2008) deposited with the Life Insurance Corporation of India to settle leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as "cash and cash equivalents".*

During the year, we disbursed an amount of Rs. 10 crore (US $2 million) as loan to our wholly owned subsidiary, Infosys Technologies (China) Co. Limited. Including a foreign exchange valuation impact of Rs. 9 crore, the total outstanding loan as at March 31, 2009 was Rs. 51 crore (US $10 million). The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary.

The details of advance income taxes are as follows :

in Rs. crore

	2009	2008
Domestic tax	267	132
Overseas tax	1	83
	268	215

We have calculated our tax liability after considering Minimum Alternate Tax (MAT). MAT can be set off against any future tax liability and Rs. 262 crore is shown under "Loans and advances" in the balance sheet as at March 31, 2009.

Our loan schemes provide for personal loans and salary advances which we provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle-level managers. The details of these loans are as follows :

in Rs. crore

	2009	2008
Salary advances	62	64
Soft loans	39	34
Housing loans	4	8
	105	106

The salary advances represent advances to employees, both in India and overseas, which are recoverable within 12 months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are toward buildings taken on lease by us for our software development centers and marketing offices in cities across the world.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits. The details of such deposits are as follows :

in Rs. crore

	2009	2008
HDFC Limited	1,250	1,000
GE Capital Services India	–	260
	1,250	1,260
Restricted deposits		
Life Insurance Corporation of India*	253	161
	1,503	1,421

* *For funding leave obligations of employees*

9. Current liabilities

in Rs. crore

	2009	2008
Sundry creditors		
For goods and services	35	36
For accrued salaries and benefits	383	375
For other liabilities		
Provision for expenses	381	239
Retention monies	53	52
Withholding and other taxes	206	206
Mark-to-market on options / forward contracts	98	116
Gratuity obligations – unamortized amount	29	33
Others	3	3
Sub-total	1,188	1,060

Current liabilities (contd.) :

in Rs. crore

	2009	2008
Advances received from clients	5	4
Unearned revenue	312	268
Unclaimed dividend	2	2
Total	1,507	1,334

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also our liability for leave encashment valued on an actuarial basis. The details are as follows :

in Rs. crore

	2009	2008
Accrued salaries payable	38	46
Accrued bonus and incentive payable	345	329
Total	383	375

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

The mark-to-market on options / forward contracts as at March 31, 2009 were Rs. 98 crore. The Central Government, vide notification dated March 31, 2009, has amended Accounting Standard AS 11 "The Effects of Changes in Foreign Exchange Rates", notified under the Companies (Accounting Standard) Rules, 2006. During the year ended March 31, 2008, the Company adopted Accounting Standard AS 30 "Financial instruments : Recognition and Measurement", pursuant to announcement made by Institute of Chartered Accountants of India (ICAI). The Company continues to follow AS 30 and consequently there is no change in its accounting policies. The details on outstanding options / forward contracts are provided in the notes to the financial statements.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the Profit and Loss account over 10 years, representing the average future service period of employees. An amount of Rs. 4 crore was amortized during the year. The unamortized balance as at March 31, 2009 was Rs. 29 crore.

Advances received from clients represent monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-timeframe contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in Rs. crore

	2009	2008
Proposed dividend	773	1,559
Tax on dividend	131	265
Income taxes	575	381
Unavailed Leave	244	149
Post-sales client support and warranties	75	43
Total	1,798	2,397

Proposed dividend represent the final dividend we recommended to our shareholders. Upon approval by our shareholders, this will be paid after the Annual General Meeting. Provision for tax on dividend denotes taxes payable on dividends declared for the year.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas. The details are as follows :

in Rs. crore

	2009	2008
Domestic tax	91	72
Overseas tax	484	309
Total	575	381

The provision for post-sales client support and warranties is toward likely expenses for providing post-sales client support on fixed-price contracts.

11. Net current assets

Net current assets as at March 31, 2009 were Rs. 12,288 crore, compared to Rs. 8,496 crore in the previous year. The current ratio was 4.72 as at March 31, 2009 as compared to 3.28 in the previous year.

12. Contingent liabilities

The statement of capital commitments and contingent liabilities as at March 31, 2009 and 2008 are as follows :

in Rs. crore

	2009	2008
Estimated amount of unexecuted capital contracts (net of advances and deposits)	344	600
Outstanding guarantees and counter guarantees	3	2
Claims against the Company, not acknowledged as debts	3	3
Forward contracts outstanding	1,487	2,148
Options contract outstanding	877	508
Lease obligations	230	140

C. Results of operations

Summary of financial results for the year ended March 31, 2009 and 2008 is as follows :

in Rs. crore

	2009	%	2008	%	Growth %
Income : Software services	19,416	95.8	15,051	96.2	29.0
Products	848	4.2	597	3.8	42.0
Total income	20,264	100.0	15,648	100.0	29.5
Software development Expenses	11,145	55.0	8,876	56.7	25.6
Gross profit	9,119	45.0	6,772	43.3	34.7
Selling and marketing Expenses	933	4.6	730	4.7	27.8
General and administration expenses	1,280	6.3	1,079	6.9	18.6
Operating profit (PBIDTA)	6,906	34.1	4,963	31.7	39.1
Interest	–	–	–	–	–
Depreciation	694	3.4	546	3.5	27.1
Operating profit after interest and depreciation	6,212	30.7	4,417	28.2	40.6
Other income, net	502	2.5	683	4.4	(26.5)
Profit before tax	6,714	33.1	5,100	32.6	31.6
Provision for tax*	895	4.4	630	4.0	42.1
Net profit after tax	5,819	28.7	4,470	28.6	30.2

* *Includes a net reversal of tax amounting to Rs. 108 crore and Rs. 121 crore for the year ended March 31, 2009 and March 31, 2008 respectively.*

Quarterly results of operations

Summary of quarterly results for the year ended March 31, 2009 is as follows :

in Rs. crore

	Q1	Q2	Q3	Q4
Income	4,516	5,066	5,429	5,253
Gross profit	1,905	2,316	2,514	2,384
Gross profit %	42.2	45.7	46.3	45.4
Operating profit (PBIDTA)	1,404	1,718	1,956	1,828
Net profit*	1,262	1,390	1,598	1,569
Net profit %	27.9	27.4	29.4	29.9

* *Net profit for Q1, Q3 and Q4 of fiscal 2009 includes a reversal of tax provisions amounting to Rs. 31 crore, Rs. 62 crore and Rs. 15 crore respectively.*

1. Income

The income for the year ended March 31, 2009 grew by 11.3% in US Dollar terms. However, income in Rupee terms grew by 29.5% on account of a 16.3% depreciation of the Rupee against the US Dollar during the year.

	2009	2008	% change
Income (US $ million)	4,356	3,912	11.3
Average US $ Rupee rate (Rs.)	46.52	40.00	16.3
Income (Rs. crore)	20,264	15,648	29.5

Income from software services and products is as follows :

in Rs. crore

	2009	%	2008	%	Growth %
Overseas	20,004	98.7	15,429	98.6	29.7
Domestic	260	1.3	219	1.4	18.7
Total	20,264	100.0	15,648	100.0	29.5

Our revenues are generated primarily on fixed-timeframe or time-and-material basis. Revenue from software services on fixed-price and fixed-timeframe contracts are recognized as per the proportionate-completion method. On time-and-material contracts, revenue is recognized as the related services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows :

in %

	2009	2008
Fixed price	37.6	33.0
Time-and-material	62.4	67.0
Total	100.0	100.0

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India.

The segmentation of revenues by location (including product revenue) is as follows :

in %

	2009	2008
Onsite	49.3	50.9
Offshore	50.7	49.1
Total	100.0	100.0

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. Therefore, any increase in the onsite effort impacts our margins. The details of effort mix for software services and products in person months are as follows :

in %

	2009	2008
Onsite	28.4	29.8
Offshore	71.6	70.2
Total	100.0	100.0

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes.

The details of the same are as follows :

	2009	2008
Income (in Rs. crore)		
Software services	19,416	15,051
Software products	848	597
Total	20,264	15,648
Person months		
Software services		
Onsite	1,79,329	1,63,665
Offshore	4,07,977	3,52,323
Billed-total	5,87,306	5,15,988
Software products	44,934	33,373
Non-billable	2,19,351	1,61,504
Training	62,019	63,606
Sub-total	9,13,610	7,74,471
Support	46,779	36,502
Total	960,389	8,10,973
Increase in billed person months		
Onsite	15,664	33,936
% change	9.6	26.2
Offshore	55,654	77,334
% change	15.8	28.2
Total	71,318	1,11,270
% change	13.8	27.5
Support / total (%)	4.9	4.5

1.a Software services

During the year, the volume of software services grew by 13.8% compared to 27.5% in the previous year. The onsite and offshore volume growth were 9.6% and 15.8% respectively during the year, compared to 26.2% and 28.2% in the previous year. In US Dollar terms, onsite per capita revenues decreased by 1.5% during the year, offshore per capita revenues decreased by 1.4%, and blended per capita revenues decreased by 2.6%. In constant currency terms, onsite per capita revenues increased by 2.0% offshore per capita revenues increased by 2.0% and blended per capita revenues increased by 0.8%. During the previous year, onsite per capita revenues increased by 4.3%, offshore per capita revenues increased by 7.2% and blended per capita revenues increased by 5.3% in US Dollar terms.

Details of geographical and business segmentation of revenues and client concentration are provided in the *Revenue segmentation* section of the Annual Report.

1.b Software products

The revenues from software products grew 42% compared to 11% in the previous year. Of the software products revenue, 75.7% came from exports, compared to 71.4% in the previous year.

2. Expenditure

2.a Software development expenses

in Rs. crore

	2009	%	2008	%	Growth %
Revenues	20,264	100.0	15,648	100.0	29.5
Software development expenses :					
Salaries and bonus	8,935	44.1	7,017	44.8	27.3
Technical sub-contractors	1,166	5.8	975	6.2	19.6
Overseas travel expenses	506	2.5	431	2.8	17.4
Cost of software packages	315	1.6	238	1.5	32.4
Post-sales customer support and warranties	39	0.2	46	0.3	(15.2)
Other expenses	128	0.6	114	0.7	12.3
Total	11,145	55.0	8,876	56.7	25.6

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 9,13,610 for the year ended March 31, 2009 from 7,74,471 person-months during the previous year, an increase of 18.0%. Of this, the onsite and offshore billed person-months (including software products) are 1,79,329 and 4,52,911 for the year ended March 31, 2009, as compared to 1,63,665 and 3,85,696 for the previous year. The non-billable and trainees person-months were 2,81,370 and 2,25,110 during the current and previous year respectively. The non-billable and trainees person-months were 30.8% and 29.1% of the total software professional person-months for the current and previous year respectively. We added 21,196 employees (gross) and 12,361 employees (net) during the year as compared to 22,671 employees (gross) and 13,659 employees (net) during the previous year.

The utilization rates of billable employees for the year ended March 31, 2009 are as follows :

in %

	2009	2008
Including trainees	69.2	70.9
Excluding trainees	74.2	77.3

We incurred software development expenses at 55.0% of revenues, compared to 56.7% during the previous year. The cost of sub-contractors includes Rs. 861 crore toward purchase of services from related parties, primarily subsidiaries in fiscal 2009, as against Rs. 773 crore in the previous fiscal. The details of such related party transactions are available in notes to accounts. The balance amount was utilized towards availing the services of external consultants to augment certain skill sets that are required in various projects. We continue to use these consultants on a need basis.

The overseas travel expenses, representing cost of travel abroad for software development, constituted approximately 2.5% and 2.8% respectively of total revenue for the years ended March 31, 2009 and 2008. Overseas travel expenses include visa charges of Rs. 116 crore (0.6% of revenues) for the year, compared to Rs. 133 crore (0.8% revenues) in the previous year.

Cost of software packages represent the cost of software packages and tools procured for our internal use for enhancing the quality of our services and also for meeting the needs of software development. It includes software procured from third parties for resale with our banking product. The cost of software packages was 1.6% and 1.5% respectively of the revenues for the year ending March 31, 2009 and 2008. Our accounting policy is to charge such purchases to the Profit and Loss accounts in the year of purchase.

A major part of our revenues is generated from offshore software development. This involves the large-scale use of technological connectivity in order to be online with clients. The communication expenses represent approximately 0.3% and 0.4% of revenues for the year ending March 31, 2009 and 2008 respectively.

The provision for post-sale customer support and warranties was Rs. 39 crore (0.2% of revenue) and Rs. 46 crore (0.3% of revenue) for the year ended March 31, 2009 and 2008, respectively.

Other expenses representing staff welfare, computer maintenance, consumables and rent have reduced to 0.6% of revenues during the year from 0.7% in the previous year.

2.b Gross profit

The gross profit during the year was Rs. 9,119 crore representing 45.0% of revenues compared to Rs. 6,772 crore representing 43.3% of revenues in the previous year.

2.c Selling and marketing expenses

We incurred selling and marketing expenses at 4.6% of our total revenues, compared to 4.7% during the previous year.

in Rs. crore

	2009	%	2008	%	Growth %
Revenues	20,264	100.0	15,648	100.0	29.5
Selling and marketing expenses :					
Salaries and bonus	682	3.4	506	3.2	34.8
Overseas travel expenses	92	0.5	86	0.5	7.0
Brand building and marketing expenses	77	0.4	70	0.4	10.0
Commission Charges	21	0.1	14	0.1	50.0
Professional Charges	21	0.1	18	0.1	16.7
Others	40	0.2	36	0.2	11.1
Total	933	4.6	730	4.7	27.8

Employee costs consist of salaries paid to sales and marketing employees and include bonus payments. The number of sales and marketing personnel increased from 543 as at March 31, 2008 to 747 as at March 31, 2009.

Brand building and marketing expenses include expenses incurred for participation in various seminars and exhibitions, both in India and overseas, various sales and marketing events organized by us, and other promotional expenses incurred on advertisement and sales. We added 156 new customers as compared to 170 during the previous year. Commission charges primarily consist of expenses incurred by Finacle™ with regard to agents' fees paid for sourcing business from international markets. It also includes commission paid for software service revenues derived from overseas markets. Professional charges primarily relate to payments made to public relations agencies, legal charges, translation charges and other changes.

2.d General and administration expenses

We incurred general and administration expenses amounting to 6.3% of our total revenues, compared to 6.9% during the previous year.

in Rs. crore

	2009	%	2008	%	Growth %
Revenues	20,264	100.0	15,648	100.0	29.5
General and administration expenses :					
Salaries and bonus	288	1.4	233	1.5	23.6

General and administration expenses (contd.) :

in Rs. crore

	2009	%	2008	%	Growth %
Professional charges	207	1.0	167	1.1	24.0
Telephone charges	139	0.7	117	0.7	18.8
Office maintenance	138	0.7	120	0.8	15.0
Power and fuel	125	0.6	106	0.7	17.9
Travel and conveyance	79	0.4	92	0.6	(14.1)
Repairs to building, plant and machinery	52	0.3	40	0.2	30.0
Rent	22	0.1	15	0.1	46.7
Provision for bad and doubtful debts and advances	75	0.4	42	0.3	78.6
Others	155	0.8	147	0.9	5.4
Total	1,280	6.3	1,079	6.9	18.6

Employee costs increased as the number of administration personnel increased from 2,691 as at March 31, 2008 to 3,427 as at March 31, 2009. Professional charges increased due to increased use of service providers. These charges include fees paid for availing services such as tax consultancy, IFRS audit, SOX consultancy, recruitment and training, and legal charges. Expenses on telephone charges, office maintenance, power and fuel, travel and conveyance, repairs to buildings, plant and machinery, and rent increased due to increased business activity. Other expenses (a grouping of many expenses) have increased to Rs. 155 crore (0.8% of revenue) for the year ended March 31, 2009 from Rs. 147 crore (0.9% of revenue) in the previous year.

3. Operating profits

We earned an operating profit (PBIDTA) of Rs. 6,906 crore, representing 34.1% of total revenues compared to Rs. 4,963 crore, representing 31.7% of total revenues, during the previous year.

4. Interest

No interest expense was incurred during the year ended March 31, 2009 and 2008 as we continued to be debt-free.

5. Depreciation

We provided Rs. 694 crore and Rs. 546 crore toward depreciation for the years ended March 31, 2009 and 2008, representing 3.4% and 3.5% of total revenues. The depreciation for the years ended March 31, 2009 and 2008 includes an amount of Rs. 71 crore and Rs. 16 crore, toward 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation as a percentage of average gross block (excluding land) is 13.9% and 13.7% for the year ending March 31, 2009 and 2008.

6. Other income, net

The details of other income for fiscal 2009 and 2008 are as follows :

in Rs. crore

	2009	2008
Interest – bank deposits and others	836	650
Dividends from mutual funds	2	4
Miscellaneous income	36	24
Exchange differences	(372)	5
Total	502	683

Our treasury policy allows us to invest in short-term instruments with maturity up to 365 days, of certain size with a limit on individual fund / bank. The increase in interest income during the year was on account of higher cash generation in the business and increase in average yield during the year.

The average yield on investible surplus calculated on monthly average is as follows :

in %

Average yield	2009	2008
Deposits*	10.0	9.5
Mutual funds	5.5	7.9
Total – Deposits and mutual funds	9.9	9.5

* *Subject to tax*

We use foreign exchange forward contracts and options to hedge our exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to us. We do not use the foreign exchange forward contracts or options for trading or speculation purposes.

Miscellaneous income of Rs. 36 crore for the year ended March 31, 2009 includes a net amount of Rs. 18 crore, consisting of Rs. 33 crore received from Axon Group Plc as inducement fees offset by Rs. 15 crore of expenses incurred towards the transaction.

The details of foreign exchange gain / (losses) are as follows :

in Rs. crore

	2009	2008
Transaction and translation losses	294	(98)
Option / forward contracts – gains / (losses)	(666)	103
Net	(372)	5

The composition of currency wise revenues for fiscal 2009 and 2008 is as follows :

Currency	2009 (%)	2008 (%)
US Dollar (US $)	72.3	70.7
UK Pound (GBP)	11.8	14.1
Euro (EUR)	6.9	5.7
Australian Dollar (AUD)	4.4	4.6
Others	4.6	4.9
Total	100.0	100.0

The average and period-end rates for various currencies are as follows :

	US $	GBP	EUR	AUD
Average rate*				
2009	46.54	78.43	65.54	36.24
2008	40.00	80.52	57.24	35.01
Depreciation / (appreciation) (%)	16.4	(2.6)	14.5	3.5
Period end rate				
2009	50.72	72.49	67.44	35.03
2008	40.02	79.46	63.25	36.55
Depreciation / (appreciation) (%)	26.7	(8.8)	6.6	(4.2)

* *Average of month-end rates.*

The average and period-end cross currency rates to US Dollars are as follows :

	GBP	EUR	AUD
Average rate			
2009	1.69	1.41	0.78
2008	2.01	1.43	0.88
Depreciation / (appreciation) (%)	(15.9)	(1.4)	(11.4)
Period end rate			
2009	1.43	1.33	0.69
2008	1.99	1.58	0.91
Depreciation / (appreciation) (%)	(28.1)	(15.8)	(24.2)

The details of outstanding option / forward contracts as at March 31, 2009 are as follows :

Derivatives	US $ (Mn)	Rs. crore	EUR (Mn)	Rs. crore	GBP (Mn)	Rs. crore
Forward contracts	245	1,243	20	135	15	109
Option contracts						
Range barrier	113	573	–	–	–	–
Seagull options	60	304	–	–	–	–
Total	418	2,120	20	135	15	109

7. Sensitivity to Rupee movement

Every 1% movement in the Rupee against the US Dollar has an impact of approximately 40 basis points on operating margins.

8. Provision for tax

We have provided for our tax liability both in India and overseas. Pursuant to the amendments in the Indian Income tax Act, 1961, we have calculated our tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. The profits attributable to operations under the Software Technology Park (STP) scheme, are exempted from income tax for a consecutive period of 10 years from the financial year in which the unit starts producing computer software, or March 31, 2009, whichever is earlier.

On April 29, 2008, the Finance Minister of India announced that the Government of India proposed to extend the availability of the 10 year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company's undertaking.

The details of the operationalization of various software development centers and the year up to which the deduction under the STP scheme is available, are provided here :

Software Technology Park	Year of commencement	Tax exemption Claimed from	Tax exemption Available up to
Bangalore, Electronics City	FY 1995	FY 1997	FY 2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Bangalore, Phase I, Electronics City	1999	1999	2008
Bangalore, Phase II, Electronics City	2000	2000	2009
Pune, Hinjawadi	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Mohali	2000	2000	2009
Chennai, Sholinganallur	2001	2001	2010
Bhubaneswar, Konark	2001	2001	2010
Mangalore, Mangala	2001	2001	2010
Thiruvananthapuram	2004	2004	2010

8.a Details about SEZs

During the financial year 2007-08, two more Special Economic Zones (SEZs) at Pune and Mangalore, with an approved area of about 77.82 acres and 309 acres respectively, commenced production. The SEZ units came into existence under the new Special Economic Zones Act, 2005 ("the SEZ Act").

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for further five years. Certain tax benefits are also available for a further five years, subject to the unit meeting defined conditions.

Other fiscal benefits, including indirect tax waivers, are being extended for setting up, operating and maintaining the unit.

For the current year, approximately 82% of our revenues came from STP operations, 11% of revenues came from SEZ operations and 7% of our revenues are subject to full tax in India. We pay taxes in various countries, in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows :

in Rs. crore

	2009	2008
Overseas tax	322	305
Domestic tax	669	514
Total	991	819
MAT credit	(93)	(169)
Deferred taxes	(3)	(20)
Total	895	630

Tax provision for the year ended March 31, 2009 and 2008 includes a net reversal of Rs. 108 crore and Rs. 121 crore respectively for liability no longer required for taxes payable in various overseas jurisdictions. The details of effective tax rates are provided in the table as follows :

in %

Effective tax rate	2009	2008
As reported	13.3	12.4
Excluding tax reversal	14.9	14.7

9. Net profit after tax

Our net profit grew by 30.2% to Rs. 5,819 crore for the year ended March 31, 2009 from Rs. 4,470 crore in the previous year. This represents 28.7% and 28.6% of total revenue for the year ended March 31, 2009 and 2008 respectively.

Excluding the tax reversals, the net profit after tax grew by 31.3% to Rs. 5,711 crore from Rs. 4,349 crore for the year ended March 31, 2009. This represents 28.2% and 27.8% of total revenue for the year ending March 31, 2009 and 2008 respectively.

10. Earnings Per Share (EPS)

Our basic EPS grew by 29.9% during the year to Rs. 101.65 per share from Rs. 78.24 per share in the previous year.

Excluding the tax reversals, the basic EPS grew by 31.1% to Rs. 99.76 per share from Rs. 76.12 per share for the year ending March 31, 2009 and 2008.

The outstanding shares used in computing basic EPS increased from 57,13,98,340 for the year ended March 31, 2008 to 57,24,90,211 for the year ended March 31, 2009, an increase of 0.2%.

11. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The income and operating income by industry and geographical segments are provided in this section.

11.a Industry segments

in Rs. crore

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Segmental revenues						
2009	7,020	3,876	3,450	2,699	3,219	20,264
2008	5,706	2,291	3,215	1,945	2,491	15,648
Growth %	23.0	69.2	7.3	38.8	29.2	29.5
Segmental operating income						
2009	2,374	1,296	1,198	929	1,109	6,906
2008	1,856	691	1,010	624	782	4,963
Growth %	27.9	87.6	18.6	48.9	41.8	39.1
Segmental operating profit (%)						
2009	33.8	33.4	34.7	34.4	34.5	34.1
2008	32.5	30.2	31.4	32.1	31.4	31.7

11.b Geographical segments

in Rs. crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2009	13,123	5,060	260	1,821	20,264
2008	9,873	4,207	219	1,349	15,648
Growth %	32.9	20.3	18.7	35.0	29.5
Segmental operating income					
2009	4,437	1,795	136	538	6,906
2008	3,099	1,489	117	258	4,963
Growth %	43.2	20.6	16.2	108.5	39.1
Segmental operating profit (%)					
2009	33.8	35.5	52.3	29.5	34.1
2008	31.4	35.4	53.4	19.1	31.7

12. Liquidity

Our growth has been financed largely through cash generated from operations, and to a lesser extent, from the proceeds of equity issues.

in Rs. crore

	2009	2008
Liquidity		
Cash and cash equivalents	10,289	7,689
Net increase in cash and cash equivalents	2,600	2,079
Current assets	15,593	12,227
Net current assets	12,288	8,496
Cash flows		
Operating	5,152	3,816
Investing	(195)	(978)
Financing	(2,430)	(777)
Capital expenditure	1,177	1,370
Investment in subsidiaries	41	127
Dividends including dividend tax	2,494	835

Our policy is to earn a minimum return of twice the cost of capital on average capital employed, and thrice the cost of capital on average invested capital. The current estimated cost of capital is 12.2%. At present, we earn 42.9% on average capital employed and 79.1% on average invested capital. We aim to maintain adequate cash balances to meet our strategic objectives while earning adequate returns.

Our treasury policy calls for investing only in highly rated banks, financial institutions and companies for maturities up to 365 days with a limit for individual entities and also liquid mutual funds.

Our current financial policy is to pay dividends up to 30% of net profits. Our payout ratios during the year ended March 31, 2009, 2008 and 2007 were 27.0%, 19.8% and 19.9% respectively.

13. Stock option plans

13.a 1998 Employee Stock Option Plan ("1998 Plan")

Pursuant to the resolutions approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999, we put in place an ADS-linked stock option plan termed as the "1998 Stock Option Plan". The compensation committee of the Board administers the 1998 Plan. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares of par value of Rs. 5/- each, representing 1,17,60,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the Board.

The details of the grants made and options forfeited and expired (adjusted for stock-split, as applicable) under the 1998 Plan are provided as follows :

Month of Grant	Options Forfeited and Expired	
	Employees (no.)	ADS (no.)
2008		
Apr	5	15,260
May	2	8,400
Jun	2	7,560
Jul	–	–
Aug	1	3,520
Sep	2	4,160
Oct	5	6,000
Nov	5	16,872
Dec	5	5,350
2009		
Jan	4	17,800
Feb	62	67,840
Mar	3	5,340

Note : No options were granted during fiscal 2009.

During the year, 4,55,586 options issued under the 1998 Plan were exercised, and the remaining ADS options unexercised and outstanding as at March 31, 2009 were 9,16,759 (equivalent to 9,16,759 equity shares). Vested ADSs as at March 31, 2009 were 9,16,759 (equivalent to 9,16,759 equity shares).

Details of the number of options granted and exercised under the 1998 Plan are as follows :

Fiscal	Granted		Exercised	
	Employees (no.)	Options (no.)	Employees (no.)	Options (no.)
1999	29	17,04,000	32	–
2000	58	11,77,200	5	95,200
2001	705	38,59,360	–	49,736
2002	476	36,34,000	–	2,23,864
2003	223	23,20,800	120	3,58,160
2004	39	3,83,600	309	10,35,480
2005	–	–	562	11,71,600
2006	–	–	531	13,71,404
2007	–	–	1,263	22,91,213
2008	–	–	234	5,00,465
2009	–	–	202	4,55,586
	1,530	1,30,78,960	3,056	75,52,708

13.b 1999 Employee Stock Option Plan ("1999 Plan")

The shareholders approved the 1999 Plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by the compensation committee of the Board. Under the 1999 Plan, options were issued to employees at an exercise price not less than the fair market value, that is the closing price of the Company's shares on the stock exchange where there is the highest trading volume on the date of grant and, if the shares are not traded on that day, the closing price on the next trading day.

Options under this plan may be granted to employees at less than the fair market value only if specifically approved by the members of the Company in a general meeting.

The details of the grants made and forfeited and expired (adjusted for stock-split, as applicable) under the 1999 Plan are provided as follows :

Month of Grant	Options Forfeited and Expired	
	Employees (no.)	IES (no.)
2008		
Apr	10	11,346
May	45	18,428
Jun	7	2,563
Jul	11	2,127
Aug	22	7,003
Sep	132	120,869
Oct	11	4,513
Nov	7	9,798
Dec	14	3,554
2009		
Jan	9	3,818
Feb	11	5,929
Mar	1	240

Note : No options were granted during the fiscal 2009.

During the year, 3,78,699 options issued under the 1999 Plan were exercised, and the remaining options unexercised and outstanding as at March 31, 2009 were 9,25,806. Vested options as at March 31, 2009 were 8,51,301.

Details of the number of options granted and exercised under the 1999 Plan are as follows :

Fiscal	Granted		Exercised	
	Employees (no.)	Options (no.)	Employees (no.)	Options (no.)
1999				
2000	1,124	81,16,000	22	–
2001	8,206	1,56,62,640	–	9,600
2002	5,862	1,64,04,000	–	240
2003	3,008	49,34,800	296	97,424
2004	595	15,42,400	2,651	21,48,344
2005	–	–	10,581	68,41,050
2006	–	–	16,269	85,97,458
2007	288	6,38,761	30,795	1,78,08,689
2008	–	–	710	2,85,431
2009	–	–	821	3,78,699
	19,083	4,72,98,601	61,324	3,57,88,236

The options movement under both the 1998 and 1999 Stock Option Plans as at March 31, 2009 are as follows :

	Options (no.)
Granted	–
Exercised	8,34,285
Forfeited	3,48,290
Outstanding	18,42,565
Vested	17,68,060

13.c Proforma Accounting for Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its options granted. Had the compensation cost been determined using the fair value approach, the Company's net income and basic and diluted earnings per share reported would have reduced to the proforma amounts as indicated in the following table :

	2009	2008
Net profit after tax		
As reported	5,819	4,470
Adjusted pro forma	5,812	4,457
Basic EPS		
As reported	101.65	78.24
Adjusted pro forma	101.52	78.00

The fair value of an option is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying share and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

14. Reconciliation of Indian and IFRS financial statements

There are differences between the IFRS and the Indian GAAP financial statements. The reconciliation of profits as per the Indian GAAP and IFRS financial statements is as follows :

in Rs. crore

	2009	2008
Indian GAAP – standalone	5,819	4,470
Net profits of subsidiary companies	169	189
Minority interest	–	–
Indian GAAP – consolidated	5,988	4,659
Amortization of intangibles	(6)	(29)
Share based compensation	(7)	(13)
IFRS net income	5,975	4,617
IFRS net income (USD million)	1,281	1,163

14.a Subsidiary companies

IFRS requires presentation of financial statements on a consolidated basis.

14.b Amortization of intangibles

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. The identified intangible customer contracts recognized consequent to the acquisition of 100% of the equity shares of P-Financial Services Holding B.V. by Infosys BPO, are being amortized over a period of seven years, being Management's estimate of the useful life of the respective assets.

14.c Share based compensation

IFRS 2 requires share-based compensation to be recorded in respect of share options granted after November 7, 2002 that remained unvested as at April 1, 2007. The share-based compensation recorded is based on the grant date fair value of the option over its vesting term. The fair value of a share option is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying share and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

15. Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements in this report.

16. Events occurring after the Balance Sheet date

There were no significant events occurring after the Balance Sheet date.

17. Ratio analysis

	2009	2008	2007
Ratios – financial performance			
Export revenue / total revenue (%)	98.72	98.60	98.40
Domestic revenue / total revenue (%)	1.28	1.40	1.60
Software development expenses / total revenue (%)	55.00	56.72	55.35
Gross profit / total revenue (%)	45.00	43.28	44.65
Selling and marketing expenses / total revenue (%)	4.60	4.67	5.47
General and administration expenses / total revenue (%)	6.32	6.90	7.05
SG&A expenses / total revenue (%)	10.92	11.57	12.52
Aggregate employee costs / total revenue (%)	49.20	49.89	48.02
Operating profit (PBIDTA) / total revenue (%)	34.08	31.72	32.13
Depreciation and amortization / total revenue (%)	3.42	3.49	3.57
Operating profit after depreciation and interest / total revenue (%)	30.66	28.23	28.56
Other income / total revenue (%)	2.48	4.36	2.85
Provision for investments / total revenue (%)	–	–	0.02
Profit before tax and exceptional items / total revenue (%)	33.13	32.59	31.40
Tax / total revenue (%)	4.42	4.03	2.68
Effective tax rate – Tax / PBT (%)	13.33	12.35	8.53
Effective tax rate excluding tax reversals – Tax / PBT (%)	14.94	14.73	11.55
PAT before exceptional items / total revenue (%)	28.72	28.57	28.72
PAT after exceptional items / total revenue (%)	28.72	28.57	28.77
PAT after exceptional items and excluding tax reversal / total revenue (%)	28.18	27.79	27.82
Ratios – Balance Sheet			
Debt-equity ratio	–	–	–
Current ratio	4.72	3.28	4.91
Days Sales Outstanding (DSO)	61	72	64
Cash and equivalents / total assets (%)[1]	57.78	57.00	50.26
Cash and equivalents / total revenue (%)[1]	50.78	49.14	42.66
Capital expenditure / total revenue (%)	5.81	8.76	10.97
Operating cash flows / total revenue (%)	25.42	24.39	24.85
Depreciation / average gross block (%)	13.23	13.00	13.95
Technology investment / total revenue (%)	2.70	2.57	3.36
Ratios – return			
PAT before exceptional items / average net worth (%)	37.18	36.26	41.83
ROCE (PBIT / average capital employed) (%)	42.90	41.38	45.73
Return on average invested capital (%)[1]	79.05	71.12	88.81
Capital output ratio	1.29	1.27	1.46
Invested capital output ratio[1]	3.04	2.76	3.29
Value added / total revenue (%)	83.68	85.97	80.71
Enterprise-value / total revenue (x)	3.23	4.76	8.34
Dividend / adjusted public offer price (%)[3]	3,166	1,785	1,549
Market price / adjusted public offer price (%)	1,78,800	1,94,008	2,71,987
Ratios – growth			
Overseas revenue (%)	29.65	19.28	45.97
Total revenue (%)	29.50	19.01	45.65
Operating profit (%)	39.15	17.47	41.35
Net profit (before exceptional items) (%)	30.18	18.35	56.01
Net profit (before exceptional items and excluding tax reversal) (%)	31.32	19.09	51.98
Net profit (after exceptional items) (%)	30.18	18.16	56.25
Basic EPS (before exceptional items) (%)	29.92	15.36	52.95
Basic EPS (before exceptional items and tax reversal) (%)	31.06	16.07	49.01
Basic EPS (after exceptional items) (%)	29.92	15.18	53.20
Ratios – per share			
Basic EPS (before exceptional items) (Rs.)	101.65	78.24	67.82
Basic EPS (before exceptional items and tax reversals) (Rs.)	99.76	76.12	65.58
Basic EPS (after exceptional items) (Rs.)	101.65	78.24	67.93
Basic cash EPS (before exceptional items) (Rs.)	113.77	87.80	76.24
Basic cash EPS (after exceptional items) (Rs.)	113.77	87.80	76.35
Price / earning, end of year[2]	13.02	18.40	29.76
Price / cash earnings, end of year[2]	11.64	16.40	26.48
PE / EPS growth[2]	0.44	1.20	0.56
Book value (Rs.)	310.90	235.84	195.41
Price / book value, end of year	4.26	6.11	10.33
Dividend per share[3]	23.50	13.25	11.50
Dividend (%)[3]	470	265	230
Dividend payout (%)[3]	27.03	19.83	19.85
Market capitalization / total revenue, end of year (x)	3.74	5.26	8.77

Notes : The ratio calculations are based on standalone Indian GAAP financial statements.

[1] Investments in liquid mutual funds have been considered as cash and cash equivalents for the purpose of above ratio analysis.

[2] Before exceptional items.

[3] Dividend ratios exclude Special Dividend for fiscal 2008.

Ratio analysis

Operating profit / total revenue (%)


32.13
31.72
34.08
2007
2008
2009

PAT / total revenue (%)
(after exceptional items and excluding tax reversal)


27.82
27.79
28.18
2007
2008
2009

ROCE (PBIT / average capital employed) (%)


45.73
41.38
42.90
2007
2008
2009

Cash and equivalents / total assets (%)


50.26
57.00
57.78
2007
2008
2009

Capital output ratio (x)


1.46
1.27
1.29
2007
2008
2009

Value added / total revenue (%)


80.71
85.97
83.68
2007
2008
2009

Basic EPS (Rs.)
(before exceptional items)


67.82
78.24
101.65
2007
2008
2009

Dividend per share (Rs.)
(excluding special dividend)


11.50
13.25
23.50
2007
2008
2009

Price / earning, end of year (x)


29.76
18.40
13.02
2007
2008
2009

D. Opportunities and threats

We believe our competitive strengths include :

Leadership in sophisticated solutions that enable clients to optimize the efficiency of their business : We bring together our expertise in consulting, IT services and BPO to create solutions that allow our clients to increase their customer loyalty through faster innovation and delivery, to restructure their cost base, and help them achieve greater success through shifting business cycles. Our expertise helps our clients improve their own efficiencies, create better value for their end customers and to become more competitive. Our suite of comprehensive, end-to-end technology-based solutions enables us to offer services through our broad network of relationships, increase our dialog with key decision makers within each client, and increase the points of sale for new clients. As a result, we believe we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses business and technology consulting, custom application development, infrastructure maintenance services, maintenance and production support, package-enabled consulting and implementation including enterprise solutions, product engineering solutions and product lifecycle management, systems integration, validation solutions and Software as a Service (SaaS) related solutions. Through Infosys BPO, we provide business process management services. Through our consulting group and software engineering and technology lab, we research, develop and engineer new solutions tailored for our clients and their respective industries. Through the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Proven Global Delivery Model : We have a highly evolved GDM which enables us to execute services where it is most cost effective and sell services where it is most profitable. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our GDM to effectively integrate onsite and offshore technology services. Our GDM provides clients with seamless, high quality solutions in reduced timeframes enabling our clients to achieve operating efficiencies. To address changing industry dynamics, we continue to refine our GDM. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes, and outsourcing these segments selectively on a modular basis to reduce risk and cost and increase operational flexibility. We believe that this approach and other ongoing refinements to our GDM help us retain our industry leaders position. The November 2008 Magic Quadrant for European Offshore Application Services and the Magic Quadrant for North American Offshore Application Services have positioned us in the leaders quadrant for offshore application services providers in Europe and North America.

Commitment to superior quality and process execution : We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. We have received the following certifications : SEI-CMMI Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000. In 2007, Infosys BPO was certified for eSCM level 4.0, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center.

Strong brand and long-standing client relationships : We have long-standing relationships with large multinational companies built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise helps us to solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

Status as an employer of choice : We believe we have among the best talent in the Indian technology services industry and we are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. Our diverse workforce includes employees of 76 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to scale : We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 54 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Canada, China, Japan, Mauritius, Mexico, Poland and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers. Between March 31, 2005 and March 31, 2009, our total number of employees grew from approximately 36,800 to approximately 1,04,900.

Innovation and leadership : We are a pioneer in the technology services industry. We were one of the first Indian companies to achieve a number of significant milestones which has enhanced our reputation in the marketplace. For example, we were one of the first companies to develop and deploy a global delivery model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our GDM. In addition, we were the first Indian company to list on the U.S. stock exchange. We were also the first Indian company to do a POWL in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ-100 Index. In 2008, we were selected as an original component member of *The Global Dow*, a world-wide stock index made up of 150 leading blue-chip stocks.

1. Our strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to :

Increase business from existing and new clients : Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about our GDM, taking on smaller projects to minimize client risk and demonstrating our execution capabilities. We also seek to increase our recurring business with clients by providing product engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. In order to further improve our business generation capabilities, we have established a Strategic Global Sourcing Group comprising senior professionals and seek to identify, secure and manage new, large, and long-term client engagements.

Expand our global presence : We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to further increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and in Latin America, through Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Continue to invest in infrastructure and employees : We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we intend to continue investing in recruiting, training and maintaining a challenging and rewarding work environment. During fiscal 2009, we received approximately 4,88,700 employment applications, tested approximately 77,600 applicants, interviewed approximately 46,600 applicants and made approximately 16,900 offers of employment. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore facility has the capacity to house 13,500 trainees, and is able to provide the facilities required for the training of approximately 40,000 employees annually.

Continue to enhance our solution set : We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings such as consulting, business process management, systems integration and infrastructure management, which have been and we expect will continue to be major contributors to our growth. We also established Infosys Consulting to add additional operational and business consulting capabilities to our GDM. We have also introduced SaaS as part of our technology solutions. Furthermore, Modular Global Sourcing, and other refinements to our Global Delivery Model enhance our ability to service our clients.

Continue to develop deep industry knowledge : We continue to build specialized industry expertise in the financial services, healthcare, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and we plan to provide our services to new industries in the future.

Enhance brand visibility : We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We also instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery for the recognition of young scientists and system developers whose contemporary innovations have an impact on the computing field. Additionally, in February 2009, the Infosys Science Foundation had instituted an annual award of Rs. 50 lakh per category to honor outstanding contributions and achievements by Indians across various sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new-business lead generation process and enhance our ability to attract talented personnel globally.

Pursue alliances and strategic acquisitions : We intend to continue to develop alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. For example, in January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

2. Competition

We operate in a highly competitive and rapidly changing market and compete with :

- Consulting firms such as Accenture Limited, Atos Origin, BearingPoint Inc., Cap Gemini S.A., and Deloitte Consulting LLP
- Divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation
- IT outsourcing firms such as Computer Sciences Corporation, Keane Inc., Logica Plc and Perot Systems Corporation
- Offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited
- Software firms such as Oracle Corporation and SAP A.G.
- Business process outsourcing firms such as Genpact Limited and WNS Global Services
- In-house IT departments of large corporations.

In the future, we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to :

- Effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable and cost-effective services
- Increase scale and breadth of service offerings to provide one-stop solutions
- Provide industry expertise to clients' business solutions
- Attract and retain high quality technology professionals
- Maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

E. Outlook, risks and concerns

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors.

The following lists our outlook, risks and concerns :

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline.
- We may not be able to sustain our previous profit margins or levels of profitability.
- The economic environment, pricing pressure and decreased utilization rates could negatively impact our revenues and operating results.
- Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic recession or factors that affect the economic health of the United States, Europe or these industries may affect our business.

- Any inability to manage our growth could disrupt our business and reduce our profitability.
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues.
- Our revenues are highly dependent upon a small number of clients, and loss of any one of our major clients could significantly impact our business.
- Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.
- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel.
- Our success depends in large part upon our Management team and key personnel and our ability to attract and retain them.
- Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within budget and on time may negatively affect our profitability.
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability.
- Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our increasing work with governmental agencies may expose us to additional risks.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
- Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our GDM, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup our investment costs to develop our software products.
- Our insiders who are significant shareholders may control the election of our Board and may have interests which conflict with those of our other shareholders.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides us or when our tax holidays expire or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters.
- Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.
- Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.
- Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India, which could impact our business and prospects.
- Our international expansion plans subject us to risks inherent in doing business internationally.
- The laws of India do not protect intellectual property rights and we may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.
- Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

For more details on risk factors, refer to our quarterly and annual filings with the Securities and Exchange Commission (SEC), USA.

F. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

G. Material developments in human resources / industrial relations front, including number of people employed

Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

1. Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

The key elements that define our culture include :

1.a Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, the United Kingdom, Australia and China. We

rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2009, we received approximately 4,88,700 applications, tested approximately 77,600 applicants, interviewed approximately 46,600 applicants and extended job offers to approximately 16,900 applicants. In fiscal 2009, we added approximately 12,400 new employees, net of attrition. These statistics do not include Infosys BPO and our wholly-owned subsidiaries, which together, recruited approximately 1,300 new hires, net of attrition, during fiscal 2009.

1.b Training and development

Our training, continuing education and career development programs are designed to ensure our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 19 weeks of integrated on-the-job training prior to being assigned to an Infosys business unit. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities.

As at March 31, 2009, we employed 476 full-time employees as faculty, including 186 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace and to further instill our culture through leadership training. We have also built an employee training facility in Mysore, India which is able to house 13,500 trainees at any one time and is able to provide training facilities for approximately 40,000 employees annually. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. In addition, we also have been working with several colleges across India through our Campus Connect program enabling their faculty to provide industry related training to students at the colleges.

1.c Compensation

Our technology professionals receive competitive salaries and benefits and are eligible to participate in our Stock Option Plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Risk management report

The following section discusses the various aspects of enterprise-wide risk management. Readers are cautioned that the risk related information outlined here is not exhaustive and is for information purpose only. The discussion may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the Company, and to refer to the discussions of risks in the Company's previous annual reports and the filings with the U.S. Securities and Exchange Commission.

A. Overview and approach to risk management

The Enterprise Risk Management (ERM) at Infosys encompasses practices related to identification, assessment, monitoring and mitigation of various risks to our business. Our ERM seeks to minimize risks that may affect the achievement of our business objectives and enhance stakeholder value. Further, our risk management practices seek to sustain and enhance long term competitive advantage of the Company.

Risk management is integral and fundamental to our business model, described as 'Predictable, Sustainable, Profitable and De-risked (PSPD)' model. We eschew excessive pursuit of short term and tactical opportunities and instead seek sustainable business opportunities generated by way of deep client relationships. The risk management practices at Infosys are oriented to leverage the risk reward parity to generate maximum rewards while keeping risks below a defined threshold level. Our core values and ethics provide the platform for our risk management practices.

B. Infosys Risk Management Framework

Our Risk Management Framework encompasses the following key components :

1. Risk management structure

Our risk management occurs across the enterprise at various levels; these levels also form the various lines of defense in our risk management.

The roles and responsibilities regarding risk management in the Company are summarized as follows :

Level	Roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Reviews the performance of Risk Management Committee (RMC) annually

Risk Management Committee (RMC)	• Comprises four independent directors :
	  • David L. Boyles, *Chairperson*
	  • Prof. Jeffrey S. Lehman
	  • Rama Bijapurkar
	  • Sridar A. Iyengar
	• Assisting the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks
	• Monitoring and approving the risk policies and associated practices of the Company
	• Reviewing and approving risk related disclosures

Risk Council (RC)	• Comprises the Chief Executive Officer (CEO), Chief Operating Officer (COO) and Chief Financial Officer (CFO) • Review of enterprise risks from time to time, initiates mitigation actions, identifies owners and reviews progress • Formulation and deployment of risk management policies • Deploy practices for identification, assessment, monitoring, mitigation and reporting of risks • Provide updates to RMC and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Comprises the network of risk managers from business units and our group companies and is led by the Chief Risk Officer (CRO) • Facilitate the execution of risk management practices in the enterprise as mandated, in the areas of risk identification, assessment, monitoring, mitigation and reporting • Deploy mechanisms to monitor compliance to policies • Provide periodic updates to Risk Council and quarterly updates to RMC on top risks and their mitigation • Work closely with owners of risk in deploying mitigation measures
Unit Heads	• Responsible for managing their functions as per company risk management philosophy • Manage risks at the unit level that may arise from time to time, in consultation with the Risk Council
The Infoscion	• Implementation of prescribed risk mitigation actions • Provide feedback on the efficacy of risk management and report risk events

2. Risk categories

The following broad categories of risks have been considered in our Risk Management Framework :

- Strategy : Emanating out of the choices and decisions we make to enhance long term competitive advantage of the Company and value to the stakeholders
- Industry : Relates to the inherent characteristics of our industry including competitive structure, nature of market and regulatory environment

- Counterparty : Risks arising from our association with entities for conducting business. These include clients, vendors, alliance partners and their respective industries.
- Resources : Risks arising from inappropriate sourcing or sub-optimal utilization of key organization resources such as talent, capital and infrastructure.
- Operations : Risks inherent to our business operations includes client acquisition, service delivery to clients, business support activities, physical and information security and natural calamities.
- Regulations and compliance : Risks due to inadequate compliance to regulations, contractual obligations and Intellectual Property (IP) violations leading to litigation and loss of reputation.

3. Key risk management practices

The key risk management practices include those relating to risk assessment, measurement, monitoring, reporting and integration with strategy and business planning :

- Risk assessment : Periodic assessment to identify significant risks for the Company and prioritizing the risks for action is carried out. Identification and prioritization of risks is based on risk survey, business environment scanning and focused discussions in RC and RMC. Risk survey of executives across units, functions and subsidiaries is conducted before the annual strategy exercise. Risk inventory and internal audit findings also provide pointers for risk identification.
- Risk measurement and monitoring : For top risks, dashboards are created that track external and internal indicators relevant for risks. The trend line assessment of top risks is by way of heat maps. Further, analysis of exposure and potential impact is carried out, mitigation plans are finalized and owners are identified.
- Risk reporting : Top risks report outlining the trend, exposure, potential impact and mitigation status is discussed in RC and RMC on a periodic basis. In addition, risk updates are provided to the Board. Entity level risks such as project risks and account level risks are reported to and discussed at appropriate levels of the organization.
- Integration with strategy and business planning : Identified risks are used as one of the key inputs for the development of strategy and business plan.


Risk Categories
Strategy
Industry
Counter party
Resources
Operations
Regulations & Compliance
Risk Governance Structure
Key Risk Management Processes
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Heads
The Infoscion
Risk Assessment
Risk Measurement & Monitoring
Risk Reporting & Disclosures
Integration with Strategy & Business Plan

C. Overview of risk environment and key risk management activities of the year

The business environment changed significantly during the year, primarily driven by global economic slowdown, its impact on our clients and the resultant impact on our business. Governments around the world intervened through various stimulus packages and bailout programs to mitigate the impact of the economic slowdown. Several of our clients participated in various government intervention programs. Further, global currencies from which we derive our revenues experienced high volatility. Physical security environment in India called for increased vigilance measures.

Such a business environment called for enhanced focus on management of financial risks such as credit risk, currency risk and liquidity risk. We deployed various measures to continuously monitor risks and take appropriate actions to mitigate the same. In addition, various steps were taken to identify, measure, monitor and mitigate risks as described below :

1. Top risk identification, tracking and review

- Annual risk survey across functions and subsidiaries to get input on key risks and prioritization. Subsequent discussions in RC and RMC for finalization of top risks
- Creation of individual dashboards to track top risks through a set of external and internal indicators and thereby indicate the trend line of top risks (heat map)
- Review of top risks in RC and RMC covering exposure, potential impact, trend line and mitigation action.

2. Account level and project level risk management

- Account level risk management framework is based on multiple dimensions for managing account level risks
- Deployment of project risk profiling model to predict and manage project risks.

3. Risk assessments and review

- Assessment of exposure to counterparties such as clients and vendors including credit evaluation
- Risk assessment of business and regulatory environment
- Review of risk management practices relating to physical security, information security and other operational risks
- Treasury process benchmarking study was carried out to identify key areas of improvement
- ERM benchmarking study was conducted to identify key areas of improvement.

CEO and CFO Certification

To

The Board of Directors
Infosys Technologies Limited
Bangalore

We, S. Gopalakrishnan, Chief Executive Officer and Managing Director, and V. Balakrishnan, Chief Financial Officer of Infosys Technologies Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet and Profit and Loss account (consolidated and standalone), and all the schedules and notes on accounts, as well as the Cash Flow statements, and the Directors' report.
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made.
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the Company's code of conduct.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a) Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP).
   c) Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed based on our most recent evaluation, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions) :
   a) There were no deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b) There were no significant changes in internal controls during the year covered by this report.
   c) All significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements.
   d) There were no instances of fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. In the event of any materially significant misstatements or omissions, we will return to the Company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors.
8. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to *whistleblowers* from unfair termination and other unfair or prejudicial employment practices.
9. We further declare that all Board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

Bangalore
April 15, 2009

S. Gopalakrishnan
Chief Executive Officer and Managing Director

V. Balakrishnan
Chief Financial Officer

Auditors' report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March 2009, the Profit and Loss account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditors' report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that :

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e) on the basis of written representations received from the directors, as at 31 March 2009 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2009 from being appointed as a director in terms of Section 274 (1)(g) of the Act and;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

  (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2009;

  (ii) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and

  (iii) in the case of the Cash Flow statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

Bangalore
15 April, 2009

Annexure to the auditors' report

The Annexure referred to in our report to the members of Infosys Technologies Limited ('the Company') for the year ended 31 March 2009. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering Information Technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year and the year-end balance of such loan amounted to Rs. 51,47,03,775.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loan granted to the body corporate listed in the register maintained under Section 301, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and is repayable on demand. Accordingly, paragraph 4 (iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There is no overdue amount of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, paragraph 4 (iii)(d) of the Order is not applicable.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4 (iii)(e) to 4 (iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.

(vii) In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209 (1)(d) of the Companies Act, 1956 for any of the services rendered by the Company. Accordingly, paragraph 4 (viii) of the Order is not applicable.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have generally been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

There were no dues on account of Cess under Section 441A of the Companies Act, 1956 since the aforesaid section has not yet been made effective by the Central Government of India.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2009 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Income tax, Sales tax, Wealth tax, Service tax and Cess which have not been deposited with the appropriate authorities on account of any dispute.

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4 (x) of the Order is not applicable.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year. Accordingly, paragraph 4 (xi) of the Order is not applicable.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4 (xii) of the Order is not applicable.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society. Accordingly, paragraph 4 (xiii) of the Order is not applicable.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4 (xiv) of the Order is not applicable.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4 (xv) of the Order is not applicable.

(xvi) The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4 (xvi) of the Order is not applicable.

(xvii) The Company has not raised any funds on short-term basis. Accordingly, paragraph 4 (xvii) of the Order is not applicable.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4 (xviii) of the Order is not applicable.

(xix) The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4 (xix) of the Order is not applicable.

(xx) The Company has not raised any money by public issues during the year. Accordingly, paragraph 4 (xx) of the Order is not applicable.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

Bangalore
15 April, 2009

Balance Sheet

As at March 31, *in Rs. crore*

	Schedule	2009	2008
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	286	286
Reserves and surplus	2	17,523	13,204
		17,809	13,490
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		5,986	4,508
Less : Accumulated depreciation		2,187	1,837
Net book value		3,799	2,671
Add : Capital work-in-progress		615	1,260
		4,414	3,931
INVESTMENTS	4	1,005	964
DEFERRED TAX ASSETS, NET	5	102	99
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	3,390	3,093
Cash and bank balances	7	9,039	6,429
Loans and advances	8	3,164	2,705
		15,593	12,227
LESS : CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	1,507	1,334
Provisions	10	1,798	2,397
NET CURRENT ASSETS		12,288	8,496
		17,809	13,490
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note : The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Profit and Loss account

For the year ended March 31, *in Rs. crore, except per share data*

	Schedule	2009	2008
Income from software services and products		20,264	15,648
Software development expenses	11	11,145	8,876
GROSS PROFIT		9,119	6,772
Selling and marketing expenses	12	933	730
General and administration expenses	13	1,280	1,079
		2,213	1,809
OPERATING PROFIT BEFORE DEPRECIATION		6,906	4,963
Depreciation and amortization		694	546
OPERATING PROFIT BEFORE TAX		6,212	4,417
Other income, net	14	502	683
NET PROFIT BEFORE TAX		6,714	5,100
Provision for taxation (Refer to note 23.2.12)	15	895	630
NET PROFIT AFTER TAX		5,819	4,470
Balance brought forward		6,642	4,844
Less : Residual dividend paid		1	–
Dividend tax on the above		–	–
		6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION		12,460	9,314
Dividend			
Interim		572	343
Final		773	415
Special dividend		–	1,144
Total dividend		1,345	1,902
Dividend tax		228	323
Amount transferred to general reserve		582	447
Balance in Profit and Loss account		10,305	6,642
		12,460	9,314
EARNINGS PER SHARE*			
Equity shares of par value Rs. 5/- each			
Basic		101.65	78.24
Diluted		101.48	77.98
Number of shares used in computing earnings per share			
Basic		57,24,90,211	57,13,98,340
Diluted		57,34,63,181	57,33,06,887
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Notes : The schedules referred to above are an integral part of the Profit and Loss account.
** Refer to note 23.2.20.*

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Cash Flow statement

For the year ended March 31, *in Rs. crore*

	Schedule	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax		6,714	5,100
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / loss on sale of fixed assets		–	–
Depreciation and amortization		694	546
Interest and dividend income		(838)	(654)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(73)	(18)
Changes in current assets and liabilities			
Sundry debtors		(297)	(801)
Loans and advances	16	(512)	(186)
Current liabilities and provisions	17	304	312
Income taxes paid	18	(840)	(483)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,152	3,816
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	19	(1,177)	(1,370)
Investments in subsidiaries		(41)	(127)
Investments in securities	20	–	–
Interest and dividend received	21	1,023	519
NET CASH USED IN INVESTING ACTIVITIES		(195)	(978)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		64	58
Dividends paid during the period including residual dividend		(2,132)	(714)
Dividend tax paid during the period		(362)	(121)
NET CASH USED IN FINANCING ACTIVITIES		(2,430)	(777)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		73	18
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		2,600	2,079
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		7,689	5,610
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,289	7,689
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note : The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Schedules to the Balance Sheet

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
1. SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value 60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, subscribed and paid up		
Equity shares, Rs. 5/- par value*	286	286
57,28,30,043 (57,19,95,758) equity shares fully paid up		
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]		
	286	286

Notes : Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-).
** For details on options with respect to equity shares, refer to note 23.2.11.*
For details on basic and diluted shares, refer to note 23.2.20.

2. RESERVES AND SURPLUS		
Capital reserve	6	6
Share premium account – Opening balance	2,851	2,768
Add : Receipts on exercise of employee stock options	64	58
Income tax benefit arising from exercise of stock options	10	25
	2,925	2,851
General reserve – Opening balance	3,705	3,258
Add : Transferred from Profit and Loss account	582	447
	4,287	3,705
Balance in Profit and Loss account	10,305	6,642
	17,523	13,204

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
4. INVESTMENTS*		
Trade (unquoted) – at cost		
Long-term investments		
Other investments	11	11
Less : Provision for investments	11	11
	–	–
Non-trade (unquoted)		
Long-term investments – at cost		
Subsidiaries		
Infosys BPO Limited**		
3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	65	46
Infosys Technologies (Australia) Pty. Limited		
1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
Infosys Consulting, Inc., USA		
4,50,00,000 (4,00,00,000) common stock of US $1.00 par value, fully paid	193	171
Infosys Technologies S. de R. L. De C. V., Mexico	22	22
	1,005	964
Aggregate amount of unquoted investments	1,005	964

** For details on investments, refer to note 23.2.16.*
*** Investments include 16,04,867 (17,37,092) options of Infosys BPO.*

5. DEFERRED TAX ASSETS / (LIABILITIES)		
Fixed assets	118	85
Sundry debtors	8	7
Other assets	13	7
Less : Deferred tax liability for branch profit tax	(37)	–
	102	99

3. FIXED ASSETS

in Rs. crore except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2008	Additions for the year	Deletions / Retirement during the year	As at March 31, 2009	As at April 1, 2008	For the year	Deductions / Retirement during the year	As at March 31, 2009	As at March 31, 2009	As at March 31, 2008
Land : Free-hold	131	41	–	172	–	–	–	–	172	131
Leasehold	98	3	–	101	–	–	–	–	101	98
Buildings*	1,953	910	–	2,863	377	155	–	532	2,331	1,576
Plant and machinery*#	823	370	93	1,100	397	183	93	487	613	426
Computer equipment*#	961	273	158	1,076	760	231	158	833	243	201
Furniture and fixtures*#	539	212	93	658	302	112	93	321	337	237
Vehicles	3	1	–	4	1	1	–	2	2	2
Intangible asset	–	12	–	12	–	12	–	12	–	–
	4,508	1,822	344	5,986	1,837	694	344	2,187	3,799	2,671
Previous year	3,889	1,067	448	4,508	1,739	546	448	1,837	2,671	

Notes : Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Cooperative Society Limited.
** Includes certain assets provided on operating lease to Infosys BPO Ltd., a subsidiary. For details, refer to note 23.2.6.*
 # During the year ended March 31, 2009 and March 31, 2008, certain assets which were old and not in use having a gross book value of Rs. 344 crore and Rs. 448 crore respectively (net book value nil) were retired.

Schedules to the Balance Sheet

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
6. SUNDRY DEBTORS*		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	39	20
Other debts		
Unsecured		
Considered good**	3,390	3,093
Considered doubtful	66	20
	3,495	3,133
Less : Provision for doubtful debts	105	40
	3,390	3,093
* *Includes dues from companies where our directors have interests.*	8	2
** *Includes dues from subsidiaries (Refer to note 23.2.7).*	5	8

As at March 31,	2009	2008
7. CASH AND BANK BALANCES		
Cash on hand	–	–
Balances with scheduled banks in Indian Rupees**		
In current accounts*	101	243
In deposit accounts	8,234	5,772
Balances with non-scheduled banks in foreign currencies**		
In current accounts	704	414
	9,039	6,429
* *Includes balance in unclaimed dividend account. For details, refer to note 23.2.25a.*	2	2

** *For details on balances in scheduled and non-scheduled banks, refer to note 23.2.13.*

As at March 31,	2009	2008
8. LOANS AND ADVANCES		
Unsecured, considered good		
Loans to subsidiary (Refer to note 23.2.7)	51	32
Advances		
Prepaid expenses	27	27
For supply of goods and rendering of services	6	10
Advance to gratuity fund trust	–	12
Interest accrued but not due	1	186
Withholding and other taxes receivable	149	13
Others	4	7
	238	287
Unbilled revenues	738	472
Advance income taxes	268	215
MAT credit entitlement (Refer to note 23.2.12)	262	169
Loans and advances to employees		
Housing and other loans	43	42
Salary advances	62	64
Electricity and other deposits	37	24
Rental deposits	13	11
Deposits with financial institution and body corporate (Refer to note 23.2.14)	1,503	1,421
	3,164	2,705
Unsecured, considered doubtful		
Loans and advances to employees	2	1
	3,166	2,706
Less : Provision for doubtful loans and advances to employees	2	1
	3,164	2,705

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
9. CURRENT LIABILITIES		
Sundry creditors		
Goods and services*	35	36
Accrued salaries and benefits		
Salaries	38	46
Bonus and incentives	345	329
For other liabilities		
Provision for expenses	381	239
Retention monies	53	52
Withholding and other taxes payable	206	206
Mark to market loss on forward and options contracts	98	116
Gratuity obligation – unamortized amount relating to plan amendment	29	33
Others	3	3
	1,188	1,060
Advances received from clients	5	4
Unearned revenue	312	268
Unclaimed dividend	2	2
	1,507	1,334
* *Includes dues to subsidiaries (Refer to note 23.2.7).*	21	7

As at March 31,	2009	2008
10. PROVISIONS		
Proposed dividend	773	1,559
Provision for		
Tax on dividend	131	265
Income taxes*	575	381
Unavailed leave	244	149
Post-sales client support and warranties**	75	43
	1,798	2,397

* *Refer to note 23.2.12.*
** *Refer to note 23.2.21.*

Schedules to the Profit and Loss account

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
11. SOFTWARE DEVELOPMENT EXPENSES		
Salaries and bonus including overseas staff expenses	8,583	6,805
Overseas group health insurance	140	42
Contribution to provident and other funds	212	170
Staff welfare	60	49
Technical sub-contractors – subsidiaries	861	773
Technical sub-contractors – others	305	202
Overseas travel expenses	390	298
Visa charges and others	116	133
Software packages		
For own use	274	213
For service delivery to clients	41	25
Communication expenses	56	55
Computer maintenance	23	24
Consumables	20	18
Rent	25	23
Provision for post-sales client support and warranties	39	46
	11,145	8,876
12. SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	675	503
Overseas group health insurance	5	1
Contribution to provident and other funds	2	2
Staff welfare	4	3
Overseas travel expenses	90	83
Visa charges and others	2	3
Traveling and conveyance	3	3
Commission and earnout charges	21	14
Brand building	62	55
Professional charges	21	18
Rent	13	12
Marketing expenses	15	15
Telephone charges	14	8
Communication expenses	2	2
Printing and stationery	1	1
Advertisements	2	4
Sales promotion expenses	1	3
	933	730
13. GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	275	223
Overseas group health insurance	–	(2)
Contribution to provident and other funds	13	12
Professional charges	207	167
Telephone charges	139	117
Power and fuel	125	106
Traveling and conveyance	79	92
Overseas travel expenses	13	14
Visa charges and others	3	1
Office maintenance	138	120
Guest house maintenance*	5	2

General and administration expenses (contd.) :

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
Insurance charges	18	20
Printing and stationery	9	13
Donations	21	20
Rent	22	15
Advertisements	4	6
Repairs to building	31	22
Repairs to plant and machinery	21	18
Rates and taxes	29	34
Professional membership and seminar participation fees	9	9
Postage and courier	8	9
Books and periodicals	3	4
Provision for bad and doubtful debts	74	42
Provision for doubtful loans and advances	1	–
Commission to non-whole-time directors	6	4
Freight charges	1	1
Bank charges and commission	2	1
Research grants	19	5
Auditor's remuneration		
Statutory audit fees	1	1
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Miscellaneous expenses	4	3
	1,280	1,079

* *For non-training purposes.*

For the year ended March 31,	2009	2008
14. OTHER INCOME, NET		
Interest received on deposits with banks and others*	836	650
Dividend received on investment in liquid mutual funds (non-trade unquoted)	2	4
Miscellaneous income, net**	36	24
Gains / (losses) on foreign currency	(372)	5
	502	683
* *Includes tax deducted at source*	179	86

** *Refer to note 23.2.6, note 23.2.15 and note 23.2.24.*

For the year ended March 31,	2009	2008
15. PROVISION FOR TAXATION		
Income taxes*	991	819
MAT credit entitlement	(93)	(169)
Deferred taxes	(3)	(20)
	895	630

* *Refer to note 23.2.12.*

Schedules to the Cash Flow statement

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
16. CHANGE IN LOANS AND ADVANCES		
As per the Balance Sheet*	3,164	2,705
Add : Gratuity obligation – unamortized amount relating to plan amendment (Refer to note 23.2.22)	(29)	(33)
Less : Deposits with financial institutions included in cash and cash equivalents**	(1,250)	(1,260)
Interest accrued but not due	(1)	(186)
MAT credit entitlement	(262)	(169)
Advance income taxes separately considered	(268)	(215)
	1,354	842
Less : Opening balance considered	(842)	(656)
	512	186

* *Includes loans to subsidiary and net of gratuity transitional liability.*
** *Excludes restricted deposits held with Life Insurance Corporation of India, of Rs. 253 crore (Rs. 161 crore) for funding leave liability.*

For the year ended March 31,	2009	2008
17. CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the Balance Sheet	3,305	3,731
Add / (Less) : Unclaimed dividend	(2)	(2)
Gratuity obligation – unamortized amount relating to plan amendment	(29)	(33)
Provisions separately considered in the Cash Flow statement		
Income taxes	(575)	(381)
Dividends	(773)	(1,559)
Dividend taxes	(131)	(265)
	1,795	1,491
Less : Opening balance considered	(1,491)	(1,179)
	304	312

For the year ended March 31,	2009	2008
18. INCOME TAXES PAID		
Charge as per the Profit and Loss account	895	630
Add / (Less) : Increase / (Decrease) in advance income taxes	53	(137)
Increase / (Decrease) in deferred taxes	3	20
Increase / (Decrease) in MAT credit entitlement	93	169
Income tax benefit arising from exercise of stock options	(10)	(25)
(Increase) / Decrease in income tax provision	(194)	(174)
	840	483

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
19. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per the Balance Sheet	1,822	1,067
Less : Opening Capital work-in-progress	(1,260)	(957)
Add : Closing Capital work-in-progress	615	1,260
	1,177	1,370

For the year ended March 31,	2009	2008
20. INVESTMENTS IN SECURITIES*		
As per the Balance Sheet	1,005	964
Less : Investment in subsidiaries	(41)	(125)
Opening balance considered	(964)	(839)
	–	–

* *For details on investment and redemptions, refer to note 23.2.16.*

For the year ended March 31,	2009	2008
21. INTEREST AND DIVIDEND RECEIVED		
Interest accrued but not due opening balance	186	51
Add : Interest and dividend income	838	654
Less : Interest accrued but not due closing balance	(1)	(186)
	1,023	519

For the year ended March 31,	2009	2008
22. CASH AND CASH EQUIVALENTS AT THE END		
As per the Balance Sheet	9,039	6,429
Add : Deposits with financial institutions (excluding interest accrued but not due)**	1,250	1,260
	10,289	7,689

** *Excludes restricted deposits held with Life Insurance Corporation of India, of Rs. 253 crore (Rs. 161 crore) for funding leave liability (Refer to note 23.2.25b).*

Schedules to the financial statements for the year ended March 31, 2009

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority-owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting Inc. ("Infosys Consulting"), Infosys Technologies S. de R. L. de C. V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB. ("Infosys Sweden") is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services that are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the

outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, "Employee Benefits". The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ("the Plan") which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust ("the Superannuation Trust"). The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, "Financial Instruments : Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently, hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those relating to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues, including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash Flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 23.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on certain specific expenses :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Salaries and bonus including overseas staff expenses*	9,533	7,531
Contribution to provident and other funds	227	184
Staff welfare		
Staff welfare	64	52
Overseas group health insurance#	145	41

Aggregate expenses (contd.) :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Overseas travel expenses	493	395
Visa charges and others	121	137
Travelling and conveyance	82	95
Technical sub-contractors – subsidiaries	861	773
Technical sub-contractors – others	305	202
Software packages		
For own use	274	213
For service delivery to clients	41	25
Professional charges	228	185
Telephone charges	153	125
Communication expenses	58	57
Power and fuel	125	106
Office maintenance	138	120
Guest house maintenance**	5	2
Commission and earnout charges	21	14
Brand building	62	55
Rent	60	50
Insurance charges	18	20
Computer maintenance	23	24
Printing and stationery	10	14
Consumables	20	18
Donations	21	20
Advertisements	6	10
Marketing expenses	15	15
Repairs to building	31	22
Repairs to plant and machinery	21	18
Rates and taxes	29	34
Professional membership and seminar participation fees	9	9
Postage and courier	8	9
Provision for post-sales client support and warranties	39	46
Books and periodicals	3	4
Provision for bad and doubtful debts	74	42
Provision for doubtful loans and advances	1	–
Commission to non-whole-time directors	6	4
Sales promotion expenses	1	3
Freight charges	1	1
Bank charges and commission	2	1
Auditor's remuneration		
Statutory audit fees	1	1
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Research grants	19	5
Miscellaneous expenses	4	3
	13,358	10,685
Fringe Benefit Tax (FBT) in India included in the above	25	17

* *During the year ended March 31, 2008, the Company paid an amount of Rs. 102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible overtime payment to certain employees.*

\# *The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.*

** *For non-training purposes.*

23.2.2. Capital commitments and contingent liabilities

in Rs. crore

Particulars	As at March 31,			
	2009		2008	
Estimated amount of unexecuted capital contracts (net of advances and deposits)		344		600
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		3		2
Claims against the Company, not acknowledged as debts* [Net of Amount Rs. 200 crore (Rs. 101 crore) paid to statutory authorities]		3		3
	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding				
In US $	$245	1,243	$521	2,085
In Euro	€20	135	€10	63
In GBP	£15	109	–	–
Options contracts outstanding				
Range barrier options in US $	$113	573	$100	400
Seagull options in US $	$60	304	–	–
Euro Accelerator in Euro	–	–	€12	76
Euro Forward extra	–	–	€5	32

* *Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 197 crore (Rs. 98 crore), including interest of Rs. 43 crore (Rs. 18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.*
The Company is contesting the demand and the Management including its tax advisors believe that its position will likely be upheld in the appellate process.
No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Rs. 1,136 crore (nil as at March 31, 2008).

23.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Capital goods	207	296
Software packages	8	8
	215	304

23.2.5. Activity in foreign currency

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Earnings in foreign currency (on receipts basis)		
Income from software services and products	19,812	14,468
Interest received from banks and others	24	22
Expenditure in foreign currency (on payments basis)		
Travel expenses (including visa charges)	480	400
Professional charges	124	74
Technical sub-contractors – subsidiaries	861	753
Other expenditure incurred overseas for software development	6,578	5,257
Net earnings in foreign currency (on receipts and payments basis)	11,793	8,006

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2009 and March 31, 2008 and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Lease rentals recognized during the period	60	50

in Rs. crore

Lease obligations	As at March 31,	
	2009	2008
Within one year of the Balance Sheet date	46	28
Due in a period between one year and five years	154	88
Due after five years	30	24
	230	140

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2009 and March 31, 2008 :

in Rs. crore

Particulars	Cost	Accumulated depreciation	Net book value
Building	59	17	42
	58	13	45
Plant and machinery	18	12	6
	22	13	9
Computer equipment	1	1	–
	2	2	–
Furniture and fixtures	3	2	1
	10	8	2
Total	81	32	49
	92	36	56

The aggregate depreciation charged on the above during the year ended March 31, 2009 amounted to Rs. 8 crore (Rs. 9 crore for the year ended March 31, 2008).

The Company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer to note 23.2.7). Lease rental commitments from Infosys BPO :

in Rs. crore

Lease rentals	As at March 31,	
	2009	2008
Within one year of the Balance Sheet date	–	4
Due in a period between one year and five years	–	–
Due after five years	–	–
	–	4

The rental income from Infosys BPO for the year ended March 31, 2009 amounted to Rs. 16 crore and Rs. 18 crore for the year ended March 31, 2008.

23.2.7. Related party transactions

List of related parties :

Name of subsidiaries	Country	Holding, as at March 31,	
		2009	2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden*	Sweden	–	–
Infosys BPO s.r.o**	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o**	Poland	99.98%	–
Infosys BPO (Thailand) Limited**	Thailand	99.98%	–
P-Financial Services Holding B.V. Netherlands***	Netherlands	–	99.98%
Mainstream Software Pty. Limited****	Australia	100%	–

* *On March 5, 2009 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Sweden) AB which is yet to be capitalized.*

** *Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o and Infosys BPO (Thailand) Limited are wholly-owned subsidiaries of Infosys BPO.*

*** *During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly-owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp.Z.o.o, and Infosys BPO (Thailand) Limited was transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly-owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008 vide a scheme of amalgamation sanctioned by the court.*

**** *Mainstream Software Pty. Limited is a wholly-owned subsidiary of Infosys Australia.*

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 23.2.6, for the year ended March 31, 2009 and 2008 are as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Capital transactions :		
Financing transactions		
Infosys BPO	–	22
Infosys Mexico	–	22
Infosys China	19	–
Infosys Consulting	22	81
Loans / Advances		
Infosys China	10	10

Related party transactions (contd.) :

in Rs. crore

Particulars	Year ended March 31, 2009	2008
Revenue transactions :		
Purchase of services		
Infosys Australia	471	482
Infosys China	81	54
Infosys Consulting	275	231
Infosys BPO	1	–
Infosys Mexico	33	3
Purchase of shared services including facilities and personnel		
Infosys BPO (Including subsidiaries)	32	11
Interest Income		
Infosys China	3	–
Sale of services		
Infosys Australia	10	4
Infosys China	2	–
Infosys Consulting	4	1
Infosys BPO (Including subsidiaries)	1	–
Sale of shared services including facilities and personnel		
Infosys BPO (Including subsidiaries)	53	44
Infosys Consulting	3	2

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2009 and year ended March 31, 2008 :

in Rs. crore

Particulars	As at March 31, 2009	2008
Loans and advances		
Infosys China	51	32
Debtors		
Infosys China	–	8
Infosys Australia	4	–
Infosys Mexico	1	–
Creditors		
Infosys China	4	7
Infosys Australia	16	–
Infosys BPO (Including subsidiaries)	1	–
Maximum balances of loans and advances		
Infosys BPO (Including subsidiaries)	–	2
Infosys Australia	35	31
Infosys China	51	32
Infosys Mexico	4	–
Infosys Consulting	26	16

During the year ended March 31, 2009, an amount of Rs. 20 crore (Rs. 20 crore for the year ended March 31, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2009, an amount of Rs. 15 crore (Rs. Nil for the year ended March 31, 2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

23.2.8. Transactions with key management personnel

Key Management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2009 and March 31, 2008 have been detailed in Schedule 23.3 since the amounts are less than a crore.

The aggregate managerial remuneration under the Section 198 of the Companies Act 1956, to the directors (including managing director) is :

in Rs. crore

Particulars	Year ended March 31, 2009	2008
Whole-time directors		
Salary	2	2
Contribution to provident and other funds	–	–
Perquisites and incentives	6	4
Total remuneration	8	6
Non-whole-time directors		
Commission	6	4
Sitting fees	–	–
Reimbursement of expenses	1	1
Total remuneration	7	5

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors :

in Rs. crore

Particulars	Year ended March 31, 2009	2008
Net profit after tax from ordinary activities	5,819	4,470
Add :		
Whole-time directors' remuneration	8	6
Directors' sitting fees	–	–
Commission to non-whole time directors	6	4
Provision for bad and doubtful debts	74	42
Provision for doubtful loans and advances	1	–
Provision on investments	–	–
Depreciation as per books of accounts	694	546
Provision for taxation	895	630
	7,497	5,698
Less :		
Depreciation as envisaged under Section 350 of the Companies Act*	694	546
Profit of a capital nature	–	–
Net profit on which commission is payable	6,803	5,152
Commission payable to non-whole-time directors :		
Maximum allowed as per the Companies Act, 1956 at 1%	68	52
Maximum approved by the shareholders at 1% (0.5%)	68	26
Commission approved by the Board	6	4

* *The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum prescribed by Schedule XIV.*

During the year ended March 31, 2009 and 2008, Infosys BPO has provided for commission of Rs. 0.12 crore and Rs. 0.12 crore respectively to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore

Particulars	Year ended March 31, 2009	2008
Capital	31	–
Revenue	236	201

23.2.10. Dues to micro and small enterprises

The Company has no dues to micro and small enterprises during the year ended March 31, 2009 and March 31, 2008 and as at March 31, 2009 and March 31, 2008.

23.2.11. Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to the employees under this plan.

Number of options granted, exercised and forfeited during	Year ended March 31,	
	2009	2008
Options outstanding, beginning of period	15,30,447	20,84,124
Less : Exercised	4,55,586	5,00,465
Forfeited	1,58,102	53,212
Options outstanding, end of period	9,16,759	15,30,447

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during	Year ended March 31,	
	2009	2008
Options outstanding, beginning of period	14,94,693	18,97,840
Less : Exercised	3,78,699	2,85,431
Forfeited	1,90,188	1,17,716
Options outstanding, end of period	9,25,806	14,94,693

The aggregate options considered for dilution are set out in note 23.2.20.

Proforma accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining the compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

in Rs. crore, except per share data

Particulars	Year ended March 31,	
	2009	2008
Net profit :		
As reported	5,819	4,470
Less : Stock-based employee compensation expense	7	13
Adjusted proforma	5,812	4,457
Basic Earnings per share as reported	101.65	78.24
Proforma basic earnings per share	101.52	78.00
Diluted earnings per share as reported	101.48	77.98
Proforma diluted earnings per share	101.35	77.74

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option Plan (ESOP). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2009, 4,55,586 and 3,78,699 equity shares were issued pursuant to the exercise of stock options by the employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 3 crore for the year ended March 31, 2009 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and Loss account.

23.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks (STPs). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in Special Economic Zones (SEZs). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the changes in the Indian Income Tax Act, the Company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly, a sum of Rs. 262 crore and Rs. 169 crore was carried forward and shown under Loans and Advances in the Balance Sheet as at March 31, 2009 and March 31, 2008 respectively.

The tax provision for the year ended March 31, 2009 includes a net reversal of Rs. 108 crore pertaining to earlier periods, comprising Rs. 323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a reversal of Rs. 121 crore relating to liabilities no longer required.

23.2.13. Cash and bank balances

Details of balances as on Balance Sheet dates with non-scheduled banks :

in Rs. crore

Balances with non-scheduled banks	As at March 31,	
	2009	2008
In Current accounts		
ABN Amro Bank, Taiwan	2	–
Bank of America, USA	574	272
Citibank NA, Australia	33	30
Citibank NA, Singapore	7	–
Citibank NA, Thailand	1	–
Citibank NA, Japan	2	2
Deutsche Bank, Belgium	6	5
Deutsche Bank, Germany	5	5
Deutsche Bank, Netherlands	1	3
Deutsche Bank, France	1	2
Deutsche Bank, Zurich, Switzerland	–	1
Deutsche Bank, U.K.	58	76
Deutsche Bank, Spain	1	2
HSBC Bank, U.K.	7	2
Nordbanken, Stockholm, Sweden	–	1
Royal Bank of Canada, Canada	5	12
Svenska Handelsbanken, Sweden	–	1
The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	1	–
	704	414

Details of balances as on Balance Sheet dates with scheduled banks :

in Rs. crore

Balances with scheduled banks in India	As at March 31,	
	2009	2008
In Current accounts		
Citibank – Unclaimed dividend account	1	1
Deustche Bank	11	39
Deustche Bank – EEFC account in Euro	26	23
Deustche Bank – EEFC account in Swiss Franc	3	10
Deustche Bank – EEFC account in United Kingdom Pound Sterling	–	17
Deustche Bank – EEFC account in US Dollar	11	127
ICICI Bank	14	20
ICICI Bank – EEFC account in US Dollar	34	5
ICICI bank – Unclaimed dividend account	1	1
	101	243
In Deposit accounts		
Andhra Bank	80	–
Axis Bank	–	250
Bank of Baroda	781	500
Bank of India	–	500
Bank of Maharashtra	493	362
Barclays Bank	140	280
Canara Bank	794	115
Corporation Bank	335	440
DBS Bank	25	–
HDFC Bank	–	450
HSBC Bank	258	250
ICICI Bank	510	1,000
IDBI Bank	500	475
ING Vysya Bank	25	–
Punjab National Bank	480	–
State Bank of Hyderabad	200	–
State Bank of India	2,083	1,000
State Bank of Mysore	500	–
Syndicate Bank	500	–
The Bank of Nova Scotia	350	150
Union Bank of India	85	–
Vijaya Bank	95	–
	8,234	5,772
Total cash and bank balances as per Balance Sheet	9,039	6,429

Details of maximum balances during the period with non-scheduled banks :

in Rs. crore

Maximum balance with non-scheduled banks during the period	Year ended March 31,	
	2009	2008
In current accounts		
ABN Amro Bank, Taipei, Taiwan	4	2
Bank of America, Palo Alto, USA	956	637
Citibank NA, Melbourne, Australia	192	126
Citibank NA, Singapore	24	–
Citibank NA, Tokyo, Japan	45	14
Citibank NA, Thailand	1	–
Deutsche Bank, Brussels, Belgium	33	38
Deutsche Bank, Frankfurt, Germany	52	20
Deutsche Bank, Amsterdam, Netherlands	41	3

Details of maximum balances during the period with non-scheduled banks (contd.) :

in Rs. crore

Maximum balance with non-scheduled banks during the period	Year ended March 31,	
	2009	2008
Deutsche Bank, Paris, France	9	5
Deutsche Bank, Spain	2	2
Deutsche Bank, Zurich, Switzerland	36	15
Deutsche Bank, Zurich, Switzerland US Dollar	31	–
Deutsche Bank, U.K.	350	311
HSBC Bank Plc., Croydon, U.K.	11	32
Nordbanken, Stockholm, Sweden	1	1
Royal Bank of Canada, Toronto, Canada	42	17
Svenska Handels Bank, Stockholm, Sweden	3	2
The Bank of Tokyo – Mitsubishi UFJ, Ltd., Japan	6	3
Morgan Stanley Bank, USA	3	9

23.2.14. Loans and advances

Advance mainly comprises prepaid travel and per-diem expenses, and advances to vendors.

Deposits with financial institutions and body corporate :

in Rs. crore

Particulars	As at March 31,	
	2009	2008
Deposits with financial institutions and body corporate :		
HDFC Limited	1,250	1,000
GE Capital Services India	–	260
Life Insurance Corporation of India (LIC)	253	161
	1,503	1,421

Maximum balance (including accrued interest) held as deposits with financial institutions and body corporate :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Deposits with financial institutions and body corporate :		
HDFC Limited*	1,250	1,031
GE Capital Services India	271	312
Life Insurance Corporation of India (LIC)	253	161

* *Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.*

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business (Refer to note 23.2.25.b).

23.2.15. Fixed assets

Profit / (Loss) on disposal of fixed assets during year ended March 31, 2009 and 2008 is less than Rs. 1 crore and accordingly disclosed in note 23.3.

Depreciation charged to the Profit and Loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Charged during the period	71	16

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate but sale deeds are yet to be executed as at March 31, 2009.

23.2.16. Details of investments

in Rs. crore

Particulars	As at March 31,	
	2009	2008
Long-term investments		
OnMobile Systems Inc., (formerly Onscan Inc.) USA		
53,85,251 (53,85,251) common stock at US $0.4348 each, fully paid, par value US $0.001 each*	9	9
M-Commerce Ventures Pte. Ltd, Singapore#		
Nil (100) ordinary shares of Singapore $1 each, fully paid, par value Singapore $1 each	–	–
Nil (563) redeemable preference shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock	–	2
Nil (337) redeemable preference shares of Singapore $1, fully paid, par value Singapore $1 each	–	–
Merasport Technologies Private Limited**		
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	–
	11	11
Less : Provision for investment	11	11
	–	–

* *During the year ended March 31, 2008 all of the Preferred Stock investments in OnMobile Systems Inc., U.S.A had been converted to Common Stock.*

\# *During the year ended March 31, 2009 investments in M-Commerce Ventures Pte. Ltd., Singapore were liquidated.*

** *During the year ended March 31, 2009, Infosys received 2,420 shares of Merasport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during this year based on dimunition other than temporary. This being non-cash transaction did not have any impact on the Cash Flow.*

Details of investments in and disposal of securities during the year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Investment in securities		
Subsidiaries	41	125
Long-term investments	2	–
Certificate of deposits	193	–
Liquid mutual funds	608	1,518
	844	1,643
Redemption / Disposal of investment in securities		
Long-term investments	–	–
Certificate of deposits*	200	–
Liquid mutual funds	608	1,518
	808	1,518
Net movement in investments	36	125

* *Represents redemption value inclusive of Rs. 7 crore interest.*

Investment purchased and sold during the year ended March 31, 2009 :

in Rs. crore

Name of the fund	Face Value Rs.	Units	Cost
Tata Floater Fund – Weekly Dividend Plan	10	15,11,93,892	153
Kotak Floater Long-term – Weekly Dividend Plan	10	17,55,74,233	177
Reliance Medium Term Fund – Weekly Dividend Plan	10	3,21,32,737	55
Birla Sunlife Short-term Fund Institutional Fortnightly Dividend Payout	10	10,58,80,534	107
ICICI Prudential Floating Rate Plan D – Weekly Dividend	10	11,58,84,116	116

Certificate of deposits purchased and sold during the year ended March 31, 2009 :

in Rs. crore

Particulars	Face Value Rs.	Units	Cost
ICICI Bank	1,00,000	10,000	97
Punjab National Bank	1,00,000	10,000	96

Particulars of investments made during the year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars of investee companies	Year ended March 31,	
	2009	2008
Infosys Consulting	22	81
Infosys Mexico	–	22
Infosys China	19	–
Infosys BPO	–	22
	41	125*

* *Excludes Rs. 2 crore due to option holders of Infosys BPO relating to option purchases paid during the year ended March 31, 2008.*

Investment in Infosys Mexico

On June 20, 2007 the Company incorporated a wholly-owned subsidiary, Infosys Technologies S. de R. L. de C. V. in Mexico (Infosys Mexico). As at March 31, 2009, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

During the year ended March 31, 2008, Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregate consideration of Rs. 22 crore consequent to the forward share purchase agreement entered with them in February 2007.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US $20 million (Rs. 81 crore) in its wholly-owned subsidiary Infosys Consulting Inc. During the year ended March 31, 2009, the Company made an additional investment of US $5 million (Rs. 22 crore). As at March 31, 2009, the Company has invested an aggregate of US $45 million (Rs. 193 crore) in the subsidiary.

Investment in Infosys China

During the year ended March 31, 2009 and year ended March 31, 2008, the Company disbursed an amount of US $2 million (Rs. 9 crore) and US $3 million (Rs. 10 crore) respectively as loan to its

wholly-owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of US $4 million (Rs. 19 crore) was made in Infosys China. As at March 31, 2009, the Company has invested US $14 million (Rs. 65 crore) as equity capital and US $10 million (Rs. 51 crore) as loan in the subsidiary.

23.2.17. Segment reporting

The Company's operations predominantly relate to provide end-to-end business solutions that leverage technology, thereby enabling clients to enhance business performance delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the rest of the world comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,020	3,876	3,450	2,699	3,219	20,264
	5,706	2,291	3,215	1,945	2,491	15,648
Identifiable operating expenses	3,008	1,675	1,445	1,140	1,359	8,627
	2,426	1,028	1,401	836	1,085	6,776
Allocated expenses	1,638	905	807	630	751	4,731
	1,424	572	804	485	624	3,909

Industry segments (contd.) :

in Rs. crore

Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Segmental operating income	2,374	1,296	1,198	929	1,109	6,906
	1,856	691	1,010	624	782	4,963
Unallocable expenses						694
						546
Operating income						6,212
						4,417
Other income (expense), net						502
						683
Net profit before taxes						6,714
						5,100
Income taxes						895
						630
Net profit after taxes						5,819
						4,470

Geographic segments

Year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	13,123	5,060	260	1,821	20,264
	9,873	4,207	219	1,349	15,648
Identifiable operating expenses	5,626	2,082	63	856	8,627
	4,308	1,668	46	754	6,776
Allocated expenses	3,060	1,183	61	427	4,731
	2,466	1,050	56	337	3,909
Segmental operating income	4,437	1,795	136	538	6,906
	3,099	1,489	117	258	4,963
Unallocable expenses					694
					546
Operating income					6,212
					4,417
Other income (expense), net					502
					683
Net profit before taxes					6,714
					5,100
Income taxes					895
					630
Net profit after taxes					5,819
					4,470

23.2.18. Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2009 the Company has provided for doubtful debts of Rs. 66 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Company pursues the recovery of the dues, in part or full.

23.2.19. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS (ADS holders) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depository bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted :

in Rs. crore

Particulars	Number of shares to which the dividends relate	Year ended March 31,	
		2009	2008
Interim dividend for fiscal 2009	10,97,63,357	110	–
Interim dividend for fiscal 2008	10,92,19,011	–	66
Final dividend for fiscal 2007	10,92,18,536	–	71
Final dividend for fiscal 2008	10,95,11,049	79	–
Special dividend for fiscal 2008	10,95,11,049	219	–

23.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,24,90,211	57,13,98,340
Add : Effect of dilutive issues of shares / stock options	9,72,970	19,08,547
Number of shares considered as weighted average shares and potential shares outstanding	57,34,63,181	57,33,06,887

23.2.21. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Balance at the beginning	43	21
Provision recognized	39	46
Provision utilized	(7)	(24)
Balance at the end	75	43

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.22. Gratuity Plan

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore

Particulars	As at March 31,		
	2009	2008	2007
Obligations at period beginning	217	221	180
Service cost	47	47	44
Interest cost	15	16	14
Actuarial (gain) / loss	–	(9)	–
Benefits paid	(23)	(21)	(17)
Amendment in benefit plans	–	(37)	–
Obligations at period end	256	217	221

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets (contd.) :

in Rs. crore

Particulars	As at March 31,		
	2009	2008	2007
Defined benefit obligation liability as at the Balance Sheet is wholly funded by the Company			
Change in plan assets	–	–	–
Plans assets at period beginning, at fair value	229	221	167
Expected return on plan assets	16	18	16
Actuarial gain	5	2	3
Contributions	29	9	52
Benefits paid	(23)	(21)	(17)
Plans assets at period end, at fair value	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets :			
Fair value of plan assets at the end of the period	256	229	221
Present value of the defined benefit obligations at the end of the period	256	217	221
Asset recognized in the Balance Sheet	–	12	–
Assumptions			
Interest rate	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	7.01%	7.92%	7.99%

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Gratuity cost for the period		
Service cost	47	47
Interest cost	15	16
Expected return on plan assets	(16)	(18)
Actuarial (gain) / loss	(5)	(11)
Plan amendment amortization	(4)	(4)
Net gratuity cost	37	30
Actual return on plan assets	21	20

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses, and general and administration expenses on the basis of number of employees.

Investment details of plan assets

100% of the plan assets are invested in debt instruments. The estimate of future salary increases, considered in actuarial valuation, takes account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the net Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2009 and March 31, 2008 amounted to Rs. 29 crore and Rs. 33 crore respectively and disclosed under Current Liabilities.

The Company expects to contribute approximately Rs. 40 crore to the gratuity trust during fiscal 2010.

23.2.23.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly, the Company is unable to exhibit the related information.

The Company contributed Rs. 137 crore and Rs. 110 crore during the year ended March 31, 2009 and 2008 respectively.

23.2.23.b Superannuation

The Company contributed Rs. 52 crore and Rs. 42 crore during the year ended March 31, 2009 and 2008 respectively.

23.2.24. Miscellaneous income

Miscellaneous income of Rs. 36 crore during the year ended March 31, 2009 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc. towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

23.2.25. Cash Flow statement

23.2.25.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2009 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

23.2.25.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2009 include an amount of Rs. 253 crore (Rs. 161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet items

in Rs. crore

Schedule	Description	As at March 31, 2009	As at March 31, 2008
Balance Sheet			
3.	Fixed assets		
	Depreciation and Amortization for the period		
	Vehicles	0.57	0.36
7.	Cash on hand	0.01	–
23.2.7.	Related party transactions		
	Debtors – Infosys BPO s.r.o.	0.02	–
	Debtors – Infosys China	0.16	8.00
	Debtors – Infosys Consulting	0.34	–
	Debtors – Infosys Thailand	0.01	–
	Creditors – Infosys Mexico	(0.04)	–
	Advances – Infosys Sweden	0.06	–
23.2.13.	Balances with scheduled banks		
	HDFC Bank – Unclaimed dividend account	0.46	–

Balance sheet items (contd.) :

in Rs. crore

Schedule	Description	As at March 31, 2009	As at March 31, 2008
	Deutsche Bank – EEFC account in United Kingdom Pound Sterling	0.05	16.99
	Balances with non-scheduled banks		
	ABN Amro Bank, Copenhagen, Denmark	0.06	0.01
	ABN Amro Bank, Taiwan	1.49	0.23
	Citibank NA, Singapore	7.17	0.02
	Citibank NA, Thailand	0.54	0.31
	Nordbanken, Sweden	0.05	0.89
	Svenska Handelsbanken, Sweden	–	1.23
	Deutsche Bank, Zurich, Switzerland	0.22	1.34
	Deutsche Bank, Zurich, Switzerland US Dollar	0.05	–

Profit and Loss items

in Rs. crore

Schedule	Description	Year ended March 31, 2009	Year ended March 31, 2008
Profit and Loss			
	Provision for investment	1.95	(0.36)
12.	Selling and marketing expenses		
	Printing and stationery	0.99	1.16
	Office maintenance	0.34	0.39
	Computer maintenance	–	0.02
	Software packages for own use	0.04	0.12
	Rates and taxes	0.01	0.02
	Sales promotion expenses	1.36	–
	Consumables	0.15	0.23
	Insurance charges	0.03	–
13.	General and administrative expenses		
	Provision for doubtful loans and advances	0.74	0.54
	Overseas group health insurance	0.48	(2.30)
	Visa charges others	2.72	0.59
	Auditor's remuneration :		
	Statutory audit fees	0.62	0.64
	Others	–	0.11
	Certification charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
	Freight charges	1.07	0.76
23.2.1.	Aggregate expenses		
	Provision for doubtful loans and advances	0.74	0.54
	Auditor's remuneration		
	Statutory audit fees	0.62	0.64
	Others	–	0.11
	Certification charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
	Freight charges	1.07	0.76

Profit and Loss items (contd.) :

in Rs. crore

Schedule	Description	Year ended March 31,	
		2009	2008
23.2.7.	Related party transactions		
	Revenue transactions		
	Interest income – Infosys China	2.68	0.96
23.2.15.	Profit on disposal of fixed assets, included in miscellaneous income	0.16	0.18
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	–	(0.01)
	Profit / (Loss) on disposal of fixed assets, net	0.16	0.17
23.2.13.	Maximum balances with non-scheduled banks		
	ABN Amro Bank, Copenhagen, Denmark	0.08	0.25
	Citibank NA, Singapore	23.95	0.08
	Citibank NA, Thailand	0.54	0.33

Cash Flow statement items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2009	2008
Cash Flow statement			
	Profit / Loss on sale of fixed assets	0.16	0.17
	Provisions for investments	1.95	(0.36)
	Proceeds on disposal of fixed assets	0.21	0.38

Transactions with key management personnel

The key management personnel comprise directors and members of the executive council.

The particulars of remuneration and other benefits paid to whole-time directors and members of the executive council during the year ended March 31, 2009 and 2008 :

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Co-Chairman				
Nandan M. Nilekani	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.30	0.07	0.55	0.92
	0.21	0.05	0.55	0.81
Chief Operating Officer and Director				
S. D. Shibulal	0.28	0.07	0.52	0.87
	0.20	0.05	0.53	0.78
Whole-time directors				
K. Dinesh	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
T. V. Mohandas Pai	0.36	0.09	2.14	2.59
	0.33	0.11	1.36	1.80

Transactions with key management personnel (contd.) :

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Srinath Batni	0.35	0.09	1.43	1.87
	0.31	0.08	0.88	1.27
Chief Financial Officer				
V. Balakrishnan	0.29	0.07	2.00	2.36
	0.26	0.08	0.29	0.63
Executive council members				
Ashok Vemuri	1.99	–	2.05	4.04
	1.57	–	1.24	2.81
Chandra Shekar Kakal	0.26	0.06	1.26	1.58
	0.23	0.06	0.49	0.78
B. G. Srinivas	1.82	–	2.85	4.67
	1.67	–	1.40	3.07
Subhash B. Dhar	0.23	0.06	0.98	1.27
	0.18	0.05	0.32	0.55

Particulars of remuneration and other benefits of non-executive / independent directors for the year ended March 31, 2009 and 2008 :

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time directors				
Deepak M. Satwalekar	0.68	–	0.02	0.70
	0.56	–	0.01	0.57
Prof. Marti G. Subrahmanyam	0.71	–	0.25	0.96
	0.47	–	0.12	0.59
Dr. Omkar Goswami	0.58	–	0.03	0.61
	0.44	–	0.01	0.45
Claude Smadja	0.67	–	0.26	0.93
	0.42	–	0.20	0.62
Rama Bijapurkar	0.56	–	0.01	0.57
	0.44	–	0.01	0.45
Sridar A. Iyengar	0.70	–	0.20	0.90
	0.46	–	0.09	0.55
David L. Boyles	0.69	–	0.21	0.90
	0.47	–	–	0.47
Prof. Jeffrey S. Lehman	0.63	–	0.22	0.85
	0.43	–	0.02	0.45
N. R. Narayana Murthy*	0.63	–	–	0.63
	0.50	–	–	0.50

* *Non-Executive Chairman of the Board and Chief Mentor.*

Balance Sheet abstract and the Company's general business profile

Amount in Rs. crore, except per share data

I. Registration details

CIN	L85110KA1992PLC013115		
Registration no.	13115	State code	08
Balance Sheet date	31 (Date) 03 (Month) 09 (Year)		

II. Capital raised during the year

Public issue	NIL	Rights issue	NIL
Bonus issue	NIL	Private placement	NIL
Preferential offer of shares under the Employee Stock Option Plan scheme*	64		

III. Position of mobilisation and deployment of funds

Total liabilities	17809	Total assets	17809

Sources of funds

Paid-up capital	286	Reserves and surplus	17523
Secured loans	NIL	Unsecured loans	NIL

Application of funds

Net fixed assets	4414	Investments	1005
Net current assets	12288	Deferred tax assets	102
Miscellaneous expenditure	NIL	Accumulated losses	NIL

IV. Performance of the Company

Income from software services and products	20264	Other Income	502
Total income	20766	Total expenditure	14052
Profit before tax	6714	Profit after tax	5819
Earning per share (Basic) (Rs.)	101.65	Earning per share (Diluted) (Rs.)	101.48
Dividend rate (%) (Equity share of par value Rs. 5/- each)	470		

V. Generic names of principal product / services of the Company

(as per monetary terms)

Item code no. (ITC Code)	85249009
Product description	COMPUTER SOFTWARE

* *Issue of shares arising on the exercise of options granted to employees under the Company's (no.) – 1998 Plan : 4,55,586; 1999 Plan : 3,78,699.*

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Consolidated financial statements

Auditors' report

To the Board of Directors of Infosys Technologies Limited on the consolidated financial statements of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and its subsidiaries (collectively referred to as the 'Infosys Group') as at 31 March, 2009, the consolidated Profit and Loss account of the Infosys Group and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March, 2009;

(b) in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the year ended on that date; and

(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

Bangalore
15 April, 2009

Consolidated Balance Sheet

As at March 31, *in Rs. crore*

	Schedule	2009	2008
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	286	286
Reserves and surplus	2	17,968	13,509
		18,254	13,795
MINORITY INTEREST		–	–
		18,254	13,795
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		7,093	5,439
Less : Accumulated depreciation and amortization		2,416	1,986
Net book value		4,677	3,453
Add : Capital work-in-progress		677	1,324
		5,354	4,777
INVESTMENTS	4	–	72
DEFERRED TAX ASSETS, NET	5	126	119
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	3,672	3,297
Cash and bank balances	7	9,695	6,950
Loans and advances	8	3,279	2,771
		16,646	13,018
LESS : CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	2,004	1,722
Provisions	10	1,868	2,469
NET CURRENT ASSETS		12,774	8,827
		18,254	13,795
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note : The schedules referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Consolidated Profit and Loss account

For the year ended March 31, *in Rs. crore, except per share data*

	Schedule	2009	2008
Income from software services, products and business process management		21,693	16,692
Software development and business process management expenses	11	11,765	9,207
GROSS PROFIT		9,928	7,485
Selling and marketing expenses	12	1,104	916
General and administration expenses	13	1,629	1,331
		2,733	2,247
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		7,195	5,238
Depreciation and amortization		761	598
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		6,434	4,640
Other income, net	14	473	704
NET PROFIT BEFORE TAX AND MINORITY INTEREST		6,907	5,344
Provision for taxation (Refer to note 24.2.8)	15	919	685
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		5,988	4,659
Minority interest		–	–
NET PROFIT AFTER TAX AND MINORITY INTEREST		5,988	4,659
Balance brought forward		6,828	4,941
Less : Residual dividend paid		1	–
Additional dividend tax		–	–
		6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION		12,815	9,600
Dividend			
Interim		572	343
Final		773	415
Special dividend		–	1,144
Total dividend		1,345	1,902
Dividend tax		228	323
Amount transferred to General reserve		682	547
Balance in Profit and Loss account		10,560	6,828
		12,815	9,600
EARNINGS PER SHARE*			
Equity shares of par value Rs. 5/- each			
Basic		104.60	81.53
Diluted		104.43	81.26
Number of shares used in computing earnings per share			
Basic		57,24,90,211	57,13,98,340
Diluted		57,34,63,181	57,33,06,887
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Notes : The schedules referred to above form an integral part of the consolidated Profit and Loss account.
** Refer to note 24.2.16.*

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Consolidated Cash Flow statement

For the year ended March 31, *in Rs. crore*

	Schedule	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax and minority interest		6,907	5,344
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / loss on sale of fixed assets		–	–
Depreciation and amortization		761	598
Interest and dividend income		(876)	(681)
Profit on sale of liquid mutual funds		–	–
Profit on sale of investments		–	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(76)	(19)
Effect of exchange differences on translation on subsidiaries		(29)	22
Changes in current assets and liabilities			
Sundry debtors	16	(375)	(830)
Loans and advances	17	(514)	(190)
Current liabilities and provisions	18	429	410
Income taxes paid	19	(902)	(549)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,325	4,105
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets and change in capital work-in-progress	20	(1,327)	(1,494)
Payment for purchase of business, net of cash acquired		(10)	(101)
Payment for acquisition of shared service center		(6)	–
Investments in / disposal of securities	21	72	(47)
Acquisition of minority interest in subsidiary		–	(24)
Proceeds from disposal of fixed assets		2	–
Interest and dividend received	23	1,056	546
NET CASH USED IN INVESTING ACTIVITIES		(213)	(1,120)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		64	58
Dividends paid during the period, including dividend tax		(2,494)	(835)
NET CASH USED IN FINANCING ACTIVITIES		(2,430)	(777)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		76	19
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,758	2,227
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		8,235	6,008
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	10,993	8,235
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note : The schedules referred to above form an integral part of the consolidated Cash Flow statement.

As per our report attached.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership no. : 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2009

Parvatheesam K.
Company Secretary

Schedules to the consolidated Balance Sheet

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
1. SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value 60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, subscribed and paid up		
Equity shares, Rs. 5/- par value*	286	286
57,28,30,043 (57,19,95,758) equity shares fully paid up		
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]		
	286	286

Notes : Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-).
** For details on options in respect of equity shares, refer to note 24.2.7. For details on basic and diluted shares, refer to note 24.2.16.*

As at March 31,	2009	2008
2. RESERVES AND SURPLUS		
Capital reserve	6	6
Foreign currency translation reserve	(7)	22
Share premium account – As at April 1,	2,851	2,768
Add : Receipts on exercise of employee stock options	64	58
Income Tax benefit arising from exercise of stock options	10	25
	2,925	2,851
General reserve – As at April 1,	3,802	3,255
Add : Transfer from Profit and Loss account	682	547
	4,484	3,802
Balance in Profit and Loss account	10,560	6,828
	17,968	13,509

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
4. INVESTMENTS		
Trade (unquoted) – at cost		
Long-term investments		
Other investments	12	12
Less : Provision made for investments	12	12
	–	–
Non-trade (unquoted) – at lower of cost and fair value		
Current investments		
Liquid mutual funds	–	72
	–	72
Aggregate amount of unquoted investments	–	72

As at March 31,	2009	2008
5. DEFERRED TAX ASSETS / (LIABILITIES)		
Fixed assets	128	91
Sundry debtors	8	7
Others	27	21
Less : Deferred Tax Liability for branch profit tax	(37)	–
	126	119

3. FIXED ASSETS

in Rs. crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2008	Additions / Adjustments	Deletions / Retirement / Adjustments	As at March 31, 2009	As at April 1, 2008	For the period	Deletions / Retirement / Adjustments	As at March 31, 2009	As at March 31, 2009	As at March 31, 2008
Goodwill	689	–*	–	689	–	–	–	–	689	689
Land : Free-hold	131	41	–	172	–	–	–	–	172	131
Leasehold	99	14	–	113	–	–	–	–	113	99
Buildings	1,958	955	–	2,913	378	157	–	535	2,378	1,580
Plant and machinery#	869	407	93	1,183	416	198	93	521	662	453
Computer equipment#	1,076	316	159	1,233	848	257	145	960	273	228
Furniture and fixtures#	581	232	93	720	327	125	93	359	361	254
Leasehold improvements	33	21	–	54	17	11	–	28	26	16
Vehicles	3	1	–	4	–	1	–	1	3	3
Intangible asset	–	12	–	12	–	12	–	12	–	–
	5,439	1,999	345	7,093	1,986	761	331	2,416	4,677	3,453
Previous year	4,642	1,245	448	5,439	1,836	598	448	1,986	3,453	

Notes : Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Cooperative Society Limited.
 # During the year ended March 31, 2009 and March 31, 2008, certain assets which were old and not in use having a gross book value of Rs. 344 crore and Rs. 448 crore respectively, (net book value nil) were retired.
** During the year ended March 31, 2009, goodwill arising on acquisition of a subsidiary was adjusted on final valuation of net assets.*

Schedules to the consolidated Balance Sheet

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
6. SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered good	–	–
Considered doubtful	40	21
Other debts		
Unsecured		
Considered good*	3,672	3,297
Considered doubtful	66	20
	3,778	3,338
Less : Provision for doubtful debts	106	41
	3,672	3,297
* *Includes dues from companies where directors are interested.*	8	2
7. CASH AND BANK BALANCES		
Cash on hand	–	–
Balances with scheduled banks**		
In current accounts*	124	277
In deposit accounts in Indian Rupees	8,551	5,913
Balances with non-scheduled banks in foreign currencies**		
In deposit accounts	232	153
In current accounts	788	607
	9,695	6,950
* *Includes balance in unclaimed dividend account (Refer to note 24.2.22.a).*	2	2

** *For details on balances in scheduled and non-scheduled banks, refer to note 24.2.20.*

As at March 31,	2009	2008
8. LOANS AND ADVANCES		
Unsecured, considered good		
Advances		
Prepaid expenses	35	33
For supply of goods and rendering of services	15	13
Advance to gratuity trust	1	12
Interest accrued and not due	6	186
Withholding and other taxes receivable	167	13
Others	8	21
	232	278
Unbilled revenues	750	482
Advance income taxes	274	218
MAT credit entitlement (Refer to note 24.2.8)	284	175
Loans and advances to employees		
Housing and other loans	43	42
Salary advances	74	73
Electricity and other deposits	37	32
Rental deposits	34	25
Deposits with financial institution and body corporate (Refer to note 24.2.9)	1,551	1,446
	3,279	2,771
Unsecured, considered doubtful		
Loans and advances to employees	3	1
	3,282	2,772
Less : Provision for doubtful loans and advances to employees	3	1
	3,279	2,771

in Rs. crore, except as otherwise stated

As at March 31,	2009	2008
9. CURRENT LIABILITIES		
Sundry creditors		
Goods and services	27	53
Accrued salaries and benefits		
Salaries	71	80
Bonus and incentives	472	413
For other liabilities		
Provision for expenses	666	450
Retention monies	55	53
Withholding and other taxes payable	218	218
Mark-to-market loss on forward and options contracts	114	118
Payable for acquisition of subsidiary	3	–
Gratuity obligation – unamortized amount	29	33
Others	11	10
	1,666	1,428
Advances received from clients	5	6
Unearned revenue	331	286
Unclaimed dividend (Refer to note 24.2.22.a)	2	2
Payable for acquisition by subsidiary	–	–
	2,004	1,722
10. PROVISIONS		
Proposed dividend	773	1,559
Provision for		
Tax on dividend	131	265
Income taxes*	581	402
Unavailed leave	291	190
Post-sales client support and warranties#	92	53
	1,868	2,469

* *Refer to note 24.2.8.*
# *Refer to note 24.2.17.*

Schedules to the consolidated Profit and Loss account

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
11. SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES		
Salaries and bonus including overseas staff expenses	9,650	7,632
Overseas group health insurance	142	19
Contribution to provident and other funds	245	192
Staff welfare	72	58
Overseas travel expenses	609	505
Traveling and conveyance	–	2
Technical sub-contractors	396	265
Software packages		
For own use	320	225
For service delivery to clients	41	26
Communication expenses	94	79
Rent	71	49
Computer maintenance	25	27
Consumables	22	21
Provision for post-sales client support and warranties	39	45
Miscellaneous expenses	39	62
	11,765	9,207
12. SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	819	606
Overseas group health insurance	6	1
Contribution to provident and other funds	3	4
Staff welfare	4	3
Overseas travel expenses	110	102
Traveling and conveyance	5	4
Brand building	62	56
Commission and earnout charges	11	64
Professional charges	22	21
Rent	16	15
Marketing expenses	20	19
Telephone charges	14	8
Printing and stationery	1	1
Advertisements	2	6
Sales promotion	2	3
Communication expenses	4	2
Miscellaneous expenses	3	1
	1,104	916

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
13. GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	444	352
Overseas group health insurance	3	(2)
Contribution to provident and other funds	17	12
Staff welfare	–	1
Overseas travel expenses	29	24
Traveling and conveyance	92	102
Telephone charges	160	133
Professional charges	237	189
Power and fuel	147	122
Office maintenance	168	136
Guesthouse maintenance	5	1
Insurance charges	26	26
Printing and stationery	12	18
Rates and taxes	34	36
Donations	21	20
Rent	27	22
Advertisements	4	7
Professional membership and seminar participation fees	10	9
Repairs to building	33	23
Repairs to plant and machinery	22	20
Postage and courier	11	11
Books and periodicals	3	4
Recruitment and training	6	3
Provision for bad and doubtful debts	75	43
Provision for doubtful loans and advances	1	–
Commission to non-whole-time directors	6	4
Auditor's remuneration		
Statutory audit fees	2	1
Bank charges and commission	3	1
Freight charges	1	1
Research grants	20	4
Miscellaneous expenses	10	8
	1,629	1,331
14. OTHER INCOME, NET		
Interest received on deposits with banks and others*	871	672
Dividend received on investment in liquid mutual funds (non-trade unquoted)	5	9
Miscellaneous income, net (Refer to note 24.2.10 and 24.2.21)	36	11
Gains / (losses) on foreign currency	(439)	12
	473	704
* *Includes tax deducted at source.*	184	89
15. PROVISION FOR TAXATION		
Income taxes*	1,035	884
MAT credit entitlement	(109)	(177)
Deferred taxes	(7)	(22)
	919	685

* *Refer to note 24.2.8.*

Schedules to the consolidated Cash Flow statement

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
16. CHANGE IN SUNDRY DEBTORS		
As per the Balance Sheet	3,672	3,297
Less : Opening balance considered	(3,297)	(2,436)
sundry debtors pertaining to acquired company	–	(31)
	375	830
17. CHANGE IN LOANS AND ADVANCES		
As per the Balance Sheet*	3,279	2,771
Add : Gratuity obligation – unamortized amount relating to plan amendment (Refer to note 24.2.18)	(29)	(33)
Less : Deposits with financial institutions, included in cash and cash equivalents**	(1,298)	(1,285)
MAT credit entitlement	(284)	(175)
Advance income taxes separately considered	(274)	(218)
Interest accrued and not due	(6)	(186)
	1,388	874
Less : Opening balance considered	(874)	(673)
Loans and advances pertaining to acquired company	–	(11)
	514	190

* Net of gratuity transitional liability.

** Excludes restricted deposits held with Life Insurance Corporation of India (LIC), of Rs. 253 crore (Rs. 161 crore) for funding leave liability.

For the year ended March 31,	2009	2008
18. CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the Balance Sheet	3,872	4,191
Add / (Less) : Unclaimed dividend	(2)	(2)
Gratuity obligation – unamortized amount relating to plan amendment	(29)	(33)
Payable for acquisition made by subsidiary	(3)	–
Payable for acquisition of shared service center	–	(6)
Provisions separately considered in the Cash Flow statement		
Income taxes	(581)	(402)
Dividends	(773)	(1,559)
Dividend tax	(131)	(265)
	2,353	1,924
Less : Opening balance considered	(1,924)	(1,488)
Current liabilities and provisions pertaining to acquired company	–	(26)
	429	410

in Rs. crore, except as otherwise stated

For the year ended March 31,	2009	2008
19. INCOME TAXES PAID		
Charge as per the Profit and Loss account	919	685
Add : Increase / (Decrease) in advance income taxes	56	(135)
Increase / (Decrease) in deferred taxes	7	27
Increase / (Decrease) in MAT credit entitlement	109	175
Less : Income tax benefit arising from exercise of stock options	(10)	(25)
(Increase) / Decrease in income tax provision	(179)	(178)
	902	549
20. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
Additions as per Balance Sheet*	1,974	1,135
Less : Opening Capital work-in-progress	(1,324)	(965)
Add : Closing Capital work-in-progress	677	1,324
	1,327	1,494

* Excludes goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company for the year ended March 31, 2008.
Excludes effect of exchange rate fluctuations of Rs. 25 crore, as at March 31, 2009.

For the year ended March 31,	2009	2008
21. INVESTMENTS IN / (DISPOSAL OF) SECURITIES*		
As per the Balance Sheet	–	72
Less : Profit on sale of liquid mutual funds	–	–
Less : Opening balance considered	(72)	(25)
	(72)	47

* For details on investments and redemptions, refer to note 24.2.11.

For the year ended March 31,	2009	2008
22. CASH AND CASH EQUIVALENTS AT THE END		
As per the Balance Sheet	9,695	6,950
Add : Deposits with financial institutions (excluding interest accrued and not due)*	1,298	1,285
	10,993	8,235

* Excludes restricted deposits held with Life Insurance Corporation of India, of Rs. 253 crore (Rs. 161 crore) for funding leave liability.

For the year ended March 31,	2009	2008
23. INTEREST AND DIVIDEND RECEIVED		
Interest accrued but not due opening balance	186	51
Add : Interest and dividend income	876	681
Less : Interest accrued but not due closing balance	(6)	(186)
	1,056	546

Schedules to the consolidated financial statements for the year ended March 31, 2009

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. de R. L. de C. V. ("Infosys Mexico") and Infosys Technologies (Sweden) AB ("Infosys Sweden") is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24. 1. Significant accounting policies

24.1.1. Basis of preparation of financial statements

The consolidated financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The consolidated financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, "Consolidated Financial Statements". The financial statements of Infosys – the parent Company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting and Infosys Sweden have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in previous years.

24.1.3. Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated

amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

24.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset.

Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7. Retirement benefits to employees

24.1.7.a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, "Employee Benefits". The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated Profit and Loss account in the period in which they arise.

24.1.7.b Superannuation

Certain employees of Infosys are also participants in the superannuation plan ("the Plan") which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

24.1.7.c Provident Fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has

an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.7.d Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus". When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10. Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, "Financial Instruments : Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance to the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, other than those related to unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15. Cash Flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in note 24.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million. The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1. Aggregate expenses

The aggregate amounts incurred on certain specific expenses :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Salaries and bonus including overseas staff expenses*	10,913	8,590
Overseas group health insurance#	151	18
Contribution to provident and other funds	265	208
Staff welfare	76	62
Overseas travel expenses	748	631
Traveling and conveyance	97	108
Technical sub-contractors	396	265
Software packages		
For own use	320	225
For service delivery to clients	41	26
Professional charges	259	210
Telephone charges	174	141
Communication expenses	98	81
Power and fuel	147	122
Office maintenance	168	136
Guesthouse maintenance**	5	1
Rent	114	86
Brand building	62	56
Commission and earnout charges	11	64
Insurance charges	26	26
Printing and stationery	13	19
Computer maintenance	25	27
Consumables	22	21
Rates and taxes	34	36

Aggregate expenses (contd.) :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Advertisements	6	13
Donations	21	20
Marketing expenses	20	19
Professional membership and seminar participation fees	10	9
Repairs to building	33	23
Repairs to plant and machinery	22	20
Postage and courier	11	11
Provision for post-sales client support and warranties	39	45
Books and periodicals	3	4
Recruitment and training	6	3
Provision for bad and doubtful debts	75	43
Provision for doubtful loans and advances	1	–
Commission to non-whole-time directors	6	4
Sales promotion expenses	2	3
Auditor's remuneration		
Statutory audit fees	2	1
Bank charges and commission	3	1
Freight charges	1	1
Research grants	20	4
Miscellaneous expenses	52	71
	14,498	11,454
Fringe Benefit Tax (FBT) in India amounting included in the above	28	21

* *During the year ended March 31, 2008, the Company paid an amount of Rs. 102 crore to the California Division of Labor Standards Enforcement (DLSE) towards settlement of possible overtime payment to certain employees.*

\# *The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year ended March 31, 2008, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore written back.*

** *For non-training purpose.*

24.2.2. Capital commitments and contingent liabilities

in Rs. crore

Particulars	As at March 31,			
	2009		2008	
Estimated amount of unexecuted capital contracts (net of advances and deposits)		372		664
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		17		7
Claims against the Company, not acknowledged as debts [Net of amount paid to statutory authorities of Rs. 200 crore (Rs. 101 crore)]*		4		3
	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding				
In US $	$278	1,407	$586	2,346
In Euro	€27	179	€15	93
In GBP	£21	149	£3	24

Capital commitments and contingent liabilities (contd.) :

in Rs. crore

Particulars	As at March 31,			
	2009		2008	
Options contracts outstanding				
Euro forward extra in Euro	–	–	€5	32
Range barrier options in US $	$113	573	$100	400
Euro accelerator	–	–	€12	76
Seagull options in US $	$60	304	–	–
Range barrier options in GBP	–	–	£8	60

* *Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 197 crore (Rs. 98 crore), including interest of Rs. 43 crore (Rs. 18 crore) upon completion of their tax review for fiscal 2004 and fiscal 2005. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2004 and fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore.*

The Company is contesting the demand and the Management including its tax advisors believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the year ended March 31, 2009 and 2008 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Lease rentals recognized during the period	114	86

in Rs. crore

Lease obligations	As at March 31,	
	2009	2008
Within one year of the Balance Sheet date	80	65
Due in a period between one year and five years	223	145
Due after five years	72	76

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relate to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

24.2.4. Related party transactions

During the year ended March 31, 2009, an amount of Rs. 20 crore (Rs. 20 crore for the year ended March 31, 2008) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2009, an amount of Rs. 15 crore (Rs. nil for the year ended March 31, 2008) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2009 and 2008 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6. Research and development expenditure

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Capital	31	-
Revenue	237	201

24.2.7. Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised and forfeited during the	Year ended March 31,	
	2009	2008
Options outstanding, beginning of period	15,30,447	20,84,124
Less : Exercised	4,55,586	5,00,465
Forfeited	1,58,102	53,212
Options outstanding, end of period	9,16,759	15,30,447

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,	
	2009	2008
Options outstanding, beginning of period	14,94,693	18,97,840
Less : Exercised	3,78,699	2,85,431
Forfeited	1,90,188	1,17,716
Options outstanding, end of period	9,25,806	14,94,693

The aggregate options considered for dilution are set out in note 24.2.16

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in September 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (FMV) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the Company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the year ended March 31, 2009 and 2008 :

Number of options granted, exercised and forfeited	Year ended March 31, 2009	2008
Options outstanding, beginning of period	–	2,200
Granted	–	–
Less : Exercised	–	–
Forfeited	–	(2,200)
Options outstanding, end of period	–	–

Proforma accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

in Rs. crore, except per share data

Particulars	Year ended March 31, 2009	2008
Net profit :		
As reported	5,988	4,659
Less : Stock-based employee compensation expense	7	13
Adjusted proforma	5,981	4,646
Basic earnings per share as reported	104.60	81.53
Proforma basic earnings per share	104.47	81.31
Diluted earnings per share as reported	104.43	81.26
Proforma diluted earnings per share	104.30	81.04

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option Plan (ESOP). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2009, 4,55,586 and 3,78,699 equity shares were issued pursuant to the exercise of stock options by employees under the 1998 and 1999 stock option plans, respectively. FBT on exercise of stock options of Rs. 3 crore for the year ended March 31, 2009 has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the Profit and Loss account.

24.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks (STPs). Income from STPs are tax exempt for the earlier of ten years commencing from the fiscal year in which the unit commences software development, or March 31, 2010.

Infosys also has operations in Special Economic Zone (SEZ). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the Company has calculated its tax liability after considering MAT. The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly, a sum of Rs. 284 crore and Rs. 175 crore is carried forward and disclosed under "Loans and Advances" in the Balance Sheet as at March 31, 2009 and March 31, 2008 respectively.

The tax provision for the year ended March 31, 2009, includes a net reversal of Rs. 108 crore pertaining to earlier periods, comprising Rs. 323 crore for provisions no longer required which is offset by a charge of Rs. 215 crore due to re-assessment of uncertain tax positions. The tax provision for the year ended March 31, 2008 includes a net reversal of Rs. 121 crore relating to liabilities no longer required.

24.2.9. Loans and advances

in Rs. crore

Particulars	As at March 31, 2009	2008
Deposits with financial institutions and body corporate :		
HDFC Limited*	1,298	1,000
GE Capital Services India Limited	–	285
Life Insurance Corporation of India	253	161
	1,551	1,446

* *Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.*

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business (Refer to note 24.2.22.b).

24.2.10. Fixed assets

Profit / Loss on disposal of fixed assets during the year ended March 31, 2009 and 2008 is less than Rs. 1 crore and accordingly disclosed in note 24.3.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2009.

24.2.11. Details of investments

Details of investments in and disposal of securities for the year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars	Year ended March 31, 2009	2008
Investment in securities		
Long-term investments#	2	–
Certificates of deposit	193	–
Liquid mutual funds	866	2,045
	1,061	2,045
Redemption / Disposal of investment in securities		
Certificates of deposit*	200	–
Liquid mutual funds	939	1,998
	1,139	1,998
Net movement in investment	(78)	47

* *Represents redemption value inclusive of Rs. 7 crore interest.*

\# *During the year ended March 31, 2009, Infosys received 2,420 shares of Merasport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during this year based on diminution other than temporary. This being a non-cash transaction did not have any impact on the Cash Flow.*

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	As at March 31, 2009	As at March 31, 2008
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden*	Sweden	–	–
Infosys BPO s.r.o.**	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o**	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited**	Thailand	99.98%	99.98%
Pan Financial Shared Services India Private Limited**	India	–	99.98%
P-Financial Services Holding B.V. Netherlands***	Netherlands	–	99.98%
Mainstream Software Pty. Limited****	Australia	100%	–

* *On March 5, 2009 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which is yet to be capitalized.*

** *Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o and Infosys BPO (Thailand) Limited are wholly-owned subsidiaries of Infosys BPO.*

*** *During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly-owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp.Z.o.o, and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly-owned subsidiary Pan-Financial Shared Services India Private Limited, retrospectively with effect from April 1, 2008, vide a scheme of amalgamation sanctioned by the court.*

**** *Mainstream Software Pty. Limited is a wholly-owned subsidiary of Infosys Australia.*

Investment in Infosys Mexico

On June 20, 2007 the Company incorporated a wholly-owned subsidiary, Infosys Technologies S. de R. L. de C. V. in Mexico (Infosys Mexico). As at March 31, 2009, the Company has invested an aggregate of Rs. 22 crore (Mexican Peso 60 million) in the subsidiary.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested Rs. 81 crore (US $20 million) in its wholly-owned subsidiary Infosys Consulting Inc. During the year ended March 31, 2009, the Company made an additional investment of Rs. 22 crore (US $5 million). As at March 31, 2009, the Company has invested an aggregate of Rs. 193 crore (US $45 million) in the subsidiary.

Investment in Infosys China

During the year ended March 31, 2009 and year ended March 31, 2008, the Company disbursed an amount of Rs. 9 crore (US $2 million) and Rs. 10 crore (US $3 million) as loan to its wholly-owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. Further, during the year ended March 31, 2009, an additional investment of Rs. 19 crore (US $4 million) was made in Infosys China. As at March 31, 2009, the Company has invested Rs. 65 crore (US $14 million) as equity capital and Rs. 51 crore (US $10 million) as loan in the subsidiary.

Infosys BPO

During the year ended March 31, 2008, Infosys completed the purchase of 3,60,417 shares of Infosys BPO from its employee shareholders by paying an aggregate consideration of Rs. 22 crore consequent to the forward share purchase agreement entered with them in February 2007. Further, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. for a consideration of Rs. 107 crore by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips). The transaction was accounted as a business combination which resulted in a Goodwill of Rs. 83 crore.

During the year ended March 31, 2009, the investments held by P-Financial Services Holding B.V. in its wholly-owned subsidiaries Pan-Financial Shared Services India Private Limited, Infosys BPO (Poland) Sp.Z.o.o, and Infosys BPO (Thailand) Limited were transferred to Infosys BPO, consequent to which P-Financial Services Holding B.V. was liquidated. During the quarter ended March 31, 2009, Infosys BPO merged its wholly-owned subsidiary Pan-Financial Shared Services India Private Limited, vide a scheme of amalgamation sanctioned by the court. As at March 31, 2009, Infosys holds 99.98% of the equity in Infosys BPO.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2009, the Group has provided for doubtful debts of Rs. 66 crore (Rs. 20 crore as at March 31, 2008) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars	Financial Services	Manu-facturing	Telecom	Retail	Others	Total
Revenues	7,358	4,289	3,906	2,728	3,412	21,693
	5,972	2,454	3,597	1,971	2,698	16,692
Identifiable operating expenses	3,042	1,830	1,431	1,120	1,347	8,770
	2,449	1,077	1,308	821	1,108	6,763
Allocated expenses	1,942	1,133	1,033	720	900	5,728
	1,679	690	1,011	553	758	4,691
Segmental operating income	2,374	1,326	1,442	888	1,165	7,195
	1,844	687	1,278	597	832	5,238
Unallocable expenses						761
						598
Operating income						6,434
						4,640
Other income / (expense), net						473
						704
Net profit before taxes						6,907
						5,344
Income taxes						919
						685
Net profit after taxes						5,988
						4,659

Geographic segments

Year ended March 31, 2009 and 2008 :

in Rs. crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	13,736	5,705	284	1,968	21,693
	10,349	4,683	219	1,441	16,692
Identifiable operating expenses	5,716	2,284	62	708	8,770
	4,371	1,809	45	538	6,763
Allocated expenses	3,624	1,507	76	521	5,728
	2,909	1,316	62	404	4,691
Segmental operating income	4,396	1,914	146	739	7,195
	3,069	1,558	112	499	5,238
Unallocable expenses					761
					598
Operating income					6,434
					4,640
Other income / (expense), net					473
					704
Net profit before taxes					6,907
					5,344

Geographic segments (contd.) :

in Rs. crore

Particulars	North America	Europe	India	Rest of the World	Total
Income taxes					919
					685
Net profit after taxes					5,988
					4,659

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS (ADS holders) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depository bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted :

in Rs. crore

Particulars	Number of shares to which the dividends relate	Year ended March 31,	
		2009	2008
Interim dividend for fiscal 2009	10,97,63,357	110	–
Interim dividend for fiscal 2008	10,92,19,011	–	66
Final dividend for fiscal 2007	10,92,18,536	–	71
Final dividend for fiscal 2008	10,95,11,049	79	–
Special dividend for fiscal 2008	10,95,11,049	219	–

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2009	2008
Number of shares considered as basic weighted average shares outstanding	57,24,90,211	57,13,98,340
Add : Effect of dilutive issues of shares / stock options	9,72,970	19,08,547
Number of shares considered as weighted average shares and potential shares outstanding	57,34,63,181	57,33,06,887

24.2.17. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Balance at the beginning	53	23
Provision recognized	39	45
Provision utilized	–	(15)
Balance at the end	92	53

Provision for post sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18. Gratuity Plan

Effective April 1, 2006 the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during the fiscal year ended March 31, 2007.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore

Particulars	As at March 31,		
	2009	2008	2007
Obligations at period beginning	224	225	183
Service cost	51	50	45
Interest cost	16	17	14
Actuarial loss / (gain)	1	(8)	(1)
Benefits paid	(25)	(23)	(16)
Amendment in benefit plan	–	(37)	–
Obligations at period end	267	224	225
Defined benefit obligation liability as at the Balance Sheet is wholly funded by the Company			
Change in plan assets			
Plans assets at period beginning, at fair value	236	225	170
Expected return on plan assets	17	18	16
Actuarial gain	5	2	3
Contributions	35	14	54
Benefits paid	(25)	(23)	(18)
Plans assets at period end, at fair value	268	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets :			
Fair value of plan assets at the end of the period	268	236	225
Present value of the defined benefit obligations at the end of the period	267	224	225
Asset recognized in the Balance Sheet	1	12	–
Assumptions			
Interest rate	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	7.01%	7.92%	7.99%

in Rs. crore

Particulars	Year ended March 31,	
	2009	2008
Gratuity cost for the period		
Service cost	51	50
Interest cost	16	16
Expected return on plan assets	(17)	(18)
Actuarial gain	(4)	(10)
Plan amendment amortization	(4)	(4)
Net gratuity cost	42	34
Actual return on plan assets	22	20

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

Investment details of plan assets

100% of the plan assets are invested in debt instruments. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the net Profit and Loss account over ten years representing the average future service period of the employees. The unamortized liability as at March 31, 2009 and March 31, 2008 amounted to Rs. 29 crore and Rs. 33 crore respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately Rs. 43 crore to the gratuity trusts during fiscal 2010.

24.2.19.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly, the Company is unable to exhibit the related information.

The Company contributed Rs. 153 crore and Rs. 122 crore during the year ended March 31, 2009 and 2008 respectively.

24.2.19.b Superannuation

The Company contributed Rs. 80 crore and Rs. 66 crore during the year ended March 31, 2009 and 2008 respectively.

24.2.20. Cash and bank balances

Details of balances as on Balance Sheet dates with scheduled banks :

in Rs. crore

Balances with scheduled banks in India	As at March 31,	
	2009	2008
In Current account		
Citibank – Unclaimed dividend account	1	1
Deustche Bank	13	42
Deustche Bank – EEFC account in Euro	27	31
Deustche Bank – EEFC account in Swiss Franc	3	10
Deustche Bank – EEFC account in United Kingdom Pound Sterling	–	18
Deustche Bank – EEFC account in US Dollar	12	129
HDFC Bank – Unclaimed dividend account	–	–
ICICI Bank	18	24
ICICI Bank – EEFC account in Euro	1	3
ICICI Bank – EEFC account in United Kingdom Pound Sterling	6	3
ICICI Bank – EEFC account in US Dollar	42	15
ICICI bank – Unclaimed dividend account	1	1
	124	277
In Deposit account		
Andhra Bank	80	–
Axis Bank	–	250
Bank of Baroda	829	500
Bank of India	–	500
Bank of Maharashtra	537	387
Barclays Bank	140	300
Canara Bank	794	115
Corporation Bank	343	440
DBS Bank	25	–

Cash and bank balances (contd.) :

in Rs. crore

Balances with scheduled banks in India	As at March 31,	
	2009	2008
HDFC Bank	–	450
HSBC Bank	283	250
ICICI Bank	560	1,025
IDBI Bank	550	500
ING Vysya Bank	53	20
Punjab National Bank	480	25
Standard Chartered Bank	38	–
State Bank of Hyderabad	200	–
State Bank of India	2,109	1,001
State Bank of Mysore	500	–
Syndicate Bank	500	–
The Bank of Nova Scotia	350	150
Union Bank of India	85	–
Vijaya Bank	95	–
	8,551	5,913

Details of balances as on Balance Sheet dates with non-scheduled banks :

in Rs. crore

Balances with non-scheduled banks	As at March 31,	
	2009	2008
In Current account		
ABN Amro Bank, China	6	7
ABN Amro Bank, China US Dollar	14	1
ABN Amro Bank, Taiwan	1	–
Bank of America, Mexico	2	9
Bank of America, USA	587	318
Citibank NA, Australia	33	32
Citibank NA, Czech Republic	–	3
Citibank NA, Czech Republic Euro account	3	1
Citibank NA, Czech Republic US Dollar	4	3
Citibank NA, Japan	2	2
Citibank NA, Singapore	7	–
Citibank NA, Thailand	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, France	1	2
Deutsche Bank, Germany	5	5
Deutsche Bank, Netherlands	1	3
Deustche Bank, Philippines	1	–
Deustche Bank, Philippines US Dollar	1	–
Deustche Bank, Poland	–	4
Deutsche Bank, Poland Euro account	–	10
Deutsche Bank, Spain	1	2
Deustche Bank, Thailand	2	6
Deutsche Bank, U.K.	58	76
Deutsche Bank, Switzerland	–	1
HSBC Bank, U.K.	8	2
ICICI Bank, U.K.	–	–
National Australia Bank Limited, Australia	30	101
National Australia Bank Limited, Australia US Dollar	7	–
Nordbanken, Sweden	–	1
Royal Bank of Canada, Canada	6	12
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	–
Svenska Handelsbanken, Sweden	–	1
	788	607

Details of balances as on Balance Sheet dates with non-scheduled banks (contd.) :

in Rs. crore

Balances with non-scheduled banks	As at March 31,	
	2009	2008
In Deposit accounts		
Citibank NA., Czech Republic	4	–
National Australia Bank Limited, Australia	228	153
	232	153
Total cash and bank balances as per Balance Sheet	9,695	6,950

24.2.21. Miscellaneous income

Miscellaneous income of Rs. 36 crore during the year ended March 31, 2009 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc. towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

24.2.22. Cash Flow statement

24.2.22.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2009 (Rs. 2 crore as at March 31, 2008) set aside for payment of dividends.

24.2.22.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2009 include an amount of Rs. 253 crore (Rs. 161 crore as at March 31, 2008) deposited with Life Insurance Corporation of India to settle employee benefit obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet items

in Rs. crore

Schedule	Description	As at March 31,	
		2009	2008
Balance Sheet			
3.	Fixed assets		
	Deductions / retirements		
	Leasehold improvements	0.04	–
	Vehicles	0.23	0.05
	Depreciation		
	Vehicles	–	0.55
	Depreciation on assets sold during the period		
	Vehicles	0.05	0.03
7.	Cash on hand	0.07	0.08
	Scheduled banks – Current accounts		
	Citibank NA.	0.12	0.32
	HDFC Bank – Unclaimed dividend account	0.46	–
	Deustche Bank – EEFC account in United Kingdom Pound Sterling	0.33	–
	State Bank of India	0.01	0.03

Balance Sheet items (contd.) :

in Rs. crore

Schedule	Description	As at March 31,	
		2009	2008
	Non-scheduled banks – Current account		
	ABN Amro Bank, Denmark	0.06	0.01
	ABN Amro Bank, Taiwan	–	0.23
	Banamex, Mexico	0.02	–
	Bank of Baroda, Mauritius	0.06	0.02
	China Merchants Bank, China	0.17	0.33
	Citibank NA., Czech Republic	0.29	–
	Citibank NA., Poland	0.01	–
	Citibank NA., Singapore	–	0.02
	Citibank NA., Thailand	–	0.31
	Deustche Bank, Philippines	–	0.25
	Deustche Bank, Poland	0.21	–
	Deustche Bank, Poland Euro account	0.12	–
	Deustche Bank, Philippines US Dollar	–	0.32
	Deutsche Bank, Zurich, Switzerland US Dollar	0.05	–
	Deutsche Bank, Zurich, Switzerland	0.22	–
	ICICI Bank, U.K.	0.09	0.27
	Nordbanken, Sweden	0.11	0.89
	PNC Bank, USA	0.03	0.02
	Shanghai Pudong Development Bank, China	0.01	0.09
	Svenska Handelsbanken, Sweden	–	1.23
	Morgan Stanley Bank, USA	–	–
8.	Unsecured, considered doubtful advance to gratuity trust	–	12.00
10.	Provision		
	gratuity payable	0.57	0.30

Profit and Loss items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2009	2008
Profit and Loss			
	Provision for investments	–	(0.36)
12.	Selling and marketing expenses		
	Office maintenance	0.40	0.42
	Consumables	0.17	0.28
	Software for own use	0.04	0.12
	Computer maintenance	–	0.03
	Insurance charges	0.33	0.20
	Repairs to plant and machinery	0.07	–
	Rates and taxes	0.01	0.03
13.	General and administrative expenses		
	Auditor's remuneration :		
	Statutory audit fees	–	1.27
	Out-of-pocket expenses	0.04	0.04
	Certification charges	0.05	0.11
	Others	–	0.11

Profit and Loss items (contd.) :

in Rs. crore

Schedule	Description	Year ended March 31,	
		2009	2008
24.2.1.	Aggregate expenses		
	Provision for doubtful loans and advances	1.49	0.56
	Auditor's remuneration :		
	Certification charges	0.05	0.11
	Out-of-pocket expenses	0.04	0.04
	Others	–	0.11
24.2.10.	Profit on disposal of fixed assets, included in miscellaneous income	0.38	0.21
	(Loss) on disposal of fixed assets, included in miscellaneous expenses	–	(0.01)
	Profit / (Loss) on disposal of fixed assets, net	0.38	0.20
	Minority interest	0.02	1.21
	Provision for investments	–	0.36

Cash Flow statement items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2009	2008
Cash Flow statement			
	Profit / Loss on sale of fixed assets	0.38	0.21
	Provisions for investments	–	(0.36)
	Proceeds on disposal of fixed assets	–	0.47

Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2009 and 2008 are as follows :

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman				
Nandan M. Nilekani	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.30	0.07	0.55	0.92
	0.21	0.05	0.55	0.81
Chief Operating Officer and Director				
S. D. Shibulal	0.28	0.07	0.52	0.87
	0.20	0.05	0.53	0.78
Whole-time directors				
K. Dinesh	0.30	0.07	0.54	0.91
	0.21	0.05	0.56	0.82
T. V. Mohandas Pai	0.36	0.09	2.14	2.59
	0.33	0.11	1.36	1.80
Srinath Batni	0.35	0.09	1.43	1.87
	0.31	0.08	0.88	1.27
Chief Financial Officer				
V. Balakrishnan	0.29	0.07	2.00	2.36
	0.26	0.08	0.29	0.63
Executive council members				
Ashok Vemuri	1.99	–	2.05	4.04
	1.57	–	1.24	2.81
Chandra Shekar Kakal	0.26	0.06	1.26	1.58
	0.23	0.06	0.49	0.78
B. G. Srinivas	1.82	–	2.85	4.67
	1.67	–	1.40	3.07
Subhash B. Dhar	0.23	0.06	0.98	1.27
	0.18	0.05	0.32	0.55

Particulars of remuneration and other benefits of non-executive / independent directors for the year ended March 31, 2009 and 2008 :

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time directors				
Deepak M. Satwalekar	0.68	–	0.02	0.70
	0.56	–	0.01	0.57
Prof. Marti G. Subrahmanyam	0.71	–	0.25	0.96
	0.47	–	0.12	0.59
Dr. Omkar Goswami	0.58	–	0.03	0.61
	0.44	–	0.01	0.45
Claude Smadja	0.67	–	0.26	0.93
	0.42	–	0.20	0.62
Rama Bijapurkar	0.56	–	0.01	0.57
	0.44	–	0.01	0.45
Sridar A. Iyengar	0.82	–	0.20	1.02
	0.55	–	0.09	0.64
David L. Boyles	0.69	–	0.21	0.90
	0.47	–	–	0.47
Prof. Jeffrey S. Lehman	0.63	–	0.22	0.85
	0.43	–	0.02	0.45
N. R. Narayana Murthy*	0.63	–	–	0.63
	0.50	–	–	0.50

* *Non-Executive Chairman of the Board and Chief Mentor.*

Corporate governance report

"Directors and managements must take upon themselves to improve accountability by setting a "tone at the top", honoring the responsibilities that arise from the trust placed in them by investors. All directors and managements should implement their own best practices for corporate governance that promote integrity, transparency and accountability."

Elisse B. Walter, Commissioner, U.S. Securities and Exchange Commission, remarks before the Practicing Law Institute, New York, February 18, 2009

Corporate governance is about commitment to values and ethical business conduct. It is a set of laws, regulations, processes and customs affecting the way a company is directed, administered, controlled or managed. This includes its corporate and other structures, culture, policies and the manner in which it deals with various stakeholders. Some of the important best practices of corporate governance framework are timely and accurate disclosure of information regarding the financial situation, performance, ownership and governance of the Company.

Corporate governance guidelines and best practices have evolved over a period of time. The Cadbury Report on the financial aspects of corporate governance, published in the United Kingdom in 1992, was a landmark. Over the past decade, various countries have issued recommendations for corporate governance. Compliance with these are generally not mandated by law, although codes that are linked to stock exchanges sometimes have mandatory provisions. The Sarbanes-Oxley Act of 2002 brought about sweeping changes in financial reporting.

In India, the Confederation of Indian Industry (CII) took the lead in framing a desirable code of corporate governance in April 1998. This was followed by the recommendations of the Kumar Mangalam Birla Committee on Corporate Governance. The recommendations of the Kumar Mangalam Birla Committee were incorporated as Clause 49 of the Listing Agreement.

Securities and Exchange Board of India (SEBI) instituted a committee under the chairmanship of N. R. Narayana Murthy which recommended enhancements in corporate governance. SEBI incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49 of the Listing Agreement. The revised Clause 49 has been made effective from January 1, 2006.

Following the recent financial upheaval, the National Association of Software and Service Companies (NASSCOM) is set to focus on good corporate governance and ethics among its member companies. NASSCOM has constituted a Corporate Governance and Ethics Committee headed by N. R. Narayana Murthy.

The objectives of the committee are to strengthen the existing appropriate code of ethics, values and corporate code of conduct for the industry; emphasizing existing regulations and practices on corporate governance and re-drafting and re-affirming appropriate code of ethics, values and corporate code of conduct for the industry. The committee will work with authorities, policy makers and regulators in the areas of corporate governance and transparency.

We believe that sound corporate governance is critical to enhance and retain investor trust. Accordingly, we always seek to ensure that we attain our performance rules with integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures always seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles :

- Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law
- Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose
- Make a clear distinction between personal conveniences and corporate resources
- Communicate externally, in a truthful manner, about how the Company is run internally
- Comply with the laws in all the countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- Management is the trustee of the shareholders' capital and not the owner.

The Board of Directors is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. We believe that an active, well-informed and independent Board is necessary to ensure highest standards of corporate governance.

The majority of our Board, 8 out of 15, are independent members. Further, we have audit, compensation, investor grievance, nominations, and risk management committees, which comprise only independent directors.

As a part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines, 2000, and the recommendations of The Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact policy. Further, a note on our compliance with the corporate governance guidelines of six countries in their national languages is presented in the *Corporate governance report – Australia, Canada, France, Germany, Japan and United Kingdom* section of the Annual Report.

Corporate governance ratings

CRISIL

CRISIL assigned us the "CRISIL GVC Level 1" rating. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned "CGR 1" rating to our corporate governance practices. The rating is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR 1 to CGR 6. We are the first Company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations and our track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on substance over form, besides our transparent approach to follow such practices.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility to various stakeholders. These guidelines ensure the Board will have the necessary authority and processes in place, to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines from time-to-time to effectively achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the Board functions of governance and management.

The Board consists of 15 members, six of whom are executive or whole-time directors, one is non-executive and eight are independent directors.

Four of the executive directors are our founders. The Board believes that the current size is appropriate, based on our present circumstances. The Board periodically evaluates the need for change in composition of its size.

Composition of the Board, and directorships held during fiscal 2009

Name of the director	Age	India listed companies*	All companies around the world**	Committee membership***	Chairperson of committees***
Founder and non-executive director					
N. R. Narayana Murthy	62	1	7	–	–
Founders and whole-time directors					
Nandan M. Nilekani	53	–	2	–	–
S. Gopalakrishnan	54	–	2	–	–
S. D. Shibulal	54	–	5	1	–
K. Dinesh	54	–	3	–	–
Whole-time directors					
T. V. Mohandas Pai	50	–	4	–	–
Srinath Batni	54	–	3	–	–
Independent directors					
Deepak M. Satwalekar	60	5	8	1	2
Prof. Marti G. Subrahmanyam	62	1	9	1	–
Dr. Omkar Goswami	52	6	10	7	2
Rama Bijapurkar	52	5	11	2	1
Claude Smadja	63	–	4	1	–
Sridar A. Iyengar	61	2	10	2	3
David L. Boyles	60	–	2	–	–
Prof. Jeffrey S. Lehman	53	–	1	–	–

Note : There are no inter-se relationships between our Board members.

* *Excluding directorship in Infosys Technologies Limited and its subsidiaries.*

** *Directorships in companies around the world (listed, unlisted and private limited companies) including Infosys Technologies Limited and its subsidiaries.*

*** *As required by Clause 49 of the Listing Agreement, the disclosure includes memberships / chairpersonship of audit committee and investor grievance committee in Indian public companies (listed and unlisted).*

Responsibilities of the Chairman, Co-Chairman, CEO and the COO

Our current policy is to have a Non-Executive Chairman and Chief Mentor – N. R. Narayana Murthy; a Co-Chairman – Nandan M. Nilekani; a Chief Executive Officer (CEO) and Managing Director – S. Gopalakrishnan; and a Chief Operating Officer (COO) and Director – S. D. Shibulal. There are clear demarcations of responsibility and authority among these officials :

- The Chairman and Chief Mentor is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought leaders to enhance our leadership position. In addition, he continues to interact with various institutions to highlight and help bring about the benefits of IT to every section of society. As Chairman of the Board, he is also responsible for all Board matters.
- The Co-Chairman of the Board focuses on key client relationships, deals with broader industry issues, provides global thought leadership, leads transformation initiatives, contributes to strategy and is a brand ambassador.
- The CEO and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan and acquisitions.
- The COO is responsible for all customer service operations. He is also responsible for technology, new initiatives and investments.

The Co-Chairman, CEO, COO, the other executive directors and the senior management make periodic presentations to the Board on their responsibilities, performance and targets.

Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person other than an officer or employee of the Company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We adopted a much stricter definition of independence than required by the NASDAQ listing rules and the Sarbanes-Oxley Act, U.S. The same is provided in the *Audit committee charter* section of the Annual Report.

Lead independent director

Deepak M. Satwalekar is the lead independent director. He represents and acts as spokesperson for the independent directors as a group, and is responsible for the following activities :

- Presiding over all executive sessions of the Board's independent directors
- Working closely with the Chairman, Co-Chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules
- Liaising between the Chairman, Co-Chairman, CEO and the independent directors on the Board
- Taking the lead role, along with the Chairman and Co-Chairman, in the Board evaluation process.

Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole as well as its individual members.

Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech software company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members are between 40 and 60 years of age, and are not related to any executive directors or independent directors. They are generally not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibility as our director.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee in turn makes recommendations to the Board on the induction of any new directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically makes recommendations to the shareholders about re-appointments as per statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term.

Non-executive / independent directors do not have a specified term, but retire by rotation as per law. The nominations committee of the Board recommends such appointments and re-appointments. However, the membership term is limited by the retirement age for members.

Retirement policy

Under this policy, the maximum age of retirement for executive directors is 60 years, which is the age of superannuation for our employees. Their continuation as members of the Board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the Board is 65 years.

Succession planning

The nominations committee constantly work with the Board to evolve succession planning for the positions of the Chairman, CEO, COO and CFO and also develop plans for interim succession for any of them, in case of an exigencies. The Board, if required, may review the succession plan more frequently.

Board compensation policy

The compensation committee determines and recommends to the Board, the compensation payable to the directors. All Board-level compensation is approved by the shareholders and separately disclosed in the financial statements. Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which is within the limit of 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the entire Board on an annual basis. The compensation paid to the independent directors and the method of calculation is disclosed separately in the financial statements.

Cash compensation paid to directors in fiscal 2009

in Rs. crore

Name of the director	Fixed salary				Bonus / Incentives	Commission	Total	Notice period (in months)
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary				
Founder and non-executive director								
N. R. Narayana Murthy	–	–	–	–	–	0. 63	0. 63	NA
Founders and whole-time directors								
Nandan M. Nilekani	0.30	0.10	0.07	0.47	0.44	–	0.91	6
S. Gopalakrishnan	0.30	0.11	0.07	0.48	0.44	–	0.92	6
S. D. Shibulal	0.28	0.09	0.07	0.44	0.43	–	0.87	6
K. Dinesh	0.30	0.10	0.07	0.47	0.44	–	0.91	6
Whole-time directors								
T. V. Mohandas Pai	0.36	0.14	0.09	0.59	2.00	–	2.59	6
Srinath Batni	0.35	0.12	0.09	0.56	1.31	–	1.87	6
Independent directors								
Deepak M. Satwalekar	–	–	–	–	–	0.68	0.68	NA
Prof. Marti G. Subrahmanyam	–	–	–	–	–	0.71	0.71	NA
Dr. Omkar Goswami	–	–	–	–	–	0.58	0.58	NA
Rama Bijapurkar	–	–	–	–	–	0.56	0.56	NA
Claude Smadja	–	–	–	–	–	0.67	0.67	NA
Sridar A. Iyengar	–	–	–	–	–	0.70	0.70	NA
David L. Boyles	–	–	–	–	–	0.69	0.69	NA
Prof. Jeffrey S. Lehman	–	–	–	–	–	0.63	0.63	NA

Notes : None of the above directors are eligible for any severance pay.
None of the above directors hold any stock options as at March 31, 2009.

Shares and options held by non-executive / independent directors as at March 31, 2009

	Equity shares (no.)	ADS (no.)
N. R. Narayana Murthy	31,79,672	–
Deepak M. Satwalekar	56,000	–
Prof. Marti G. Subrahmanyam	8,000	37,300
Dr. Omkar Goswami	12,300	–
Rama Bijapurkar	20,000	–
Claude Smadja	3,900	–
Sridar A. Iyengar	4,000	–
David L. Boyles	–	2,000
Prof. Jeffrey S. Lehman	–	–

Non-executive / independent directors' remuneration

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the Company nor a managing director may be paid remuneration by way of commission, if the Company, by special resolution, authorizes such payment. Members of the Company at the Annual General Meeting held on June 22, 2007, approved payment of remuneration by way of commission to non-executive directors, at a sum not exceeding 1% per annum of our net profits. We have paid Rs. 5.85 crore (US $11,54,165) as commission to our non-executive directors. The aggregate amount was arrived as per the following criteria :

	in Rs. crore	US $
Commission	0.38	75,000
Variable attendance fee*	0.03	5,000
Chairperson of the Board	0.13	25,000
Lead independent director	0.08	15,000
Chairperson – audit committee	0.10	20,000
Members – audit committee	0.05	10,000
Chairperson – other committees	0.03	5,000
Members – other committees	0.01	2,500

Note : (1 USD = Rs. 50.72)

* *Variable attendance fee shown is per Board meeting and is based on the attendance of the directors at the Board meeting(s).*

Independent directors based overseas and traveling to India to attend Board meetings will be eligible to receive an additional US $5,000 per meeting. This is based on the fact that these independent directors have to spend at least two additional days in travel while attending board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-executive directors of a company of similar size and adequately compensates for the time and contribution made by the non-executive directors.

Memberships in other boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the Board of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is benefiting society. Independent directors are not expected to serve on the Boards of competing companies. Other than this, there are no limitations on them, save those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are provided in the *Composition of the Board and Directorships table* in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Chairman of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes in consultation with the lead independent director, and distribute these in advance to the directors. Every Board member is free to suggest items for inclusion in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders' meeting. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. We effectively use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or when required, for transacting business. Six Board meetings were held during the year ended March 31, 2009. These were held on April 15, 2008; June 14, 2008 (coinciding with last year's Annual General Meeting of the shareholders); July 11, 2008; August 25, 2008; October 10, 2008 and January 13, 2009.

Board meetings and the attendance of directors during fiscal 2009

Name of the director	No. of meetings	
	Held	Attended
N. R. Narayana Murthy	6	6
Nandan M. Nilekani	6	4
S. Gopalakrishnan	6	6
Deepak M. Satwalekar	6	4
Prof. Marti G. Subrahmanyam	6	5
Sridar A. Iyengar	6	5
Dr. Omkar Goswami	6	5
Rama Bijapurkar	6	5
Claude Smadja	6	5
David L. Boyles	6	5
Prof. Jeffrey S. Lehman	6	4
K. Dinesh	6	6
S. D. Shibulal	6	6
T. V. Mohandas Pai	6	6
Srinath Batni	6	6

Note : All of the above directors, except Deepak M. Satwalekar, attended the Annual General Meeting held on June 14, 2008.

Availability of information to Board members

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At Board meetings, managers who can provide additional insights into the items being discussed are invited.

The information regularly supplied to the Board includes :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, risk management, and investor grievance committees as well as abstracts of circular resolutions passed. Also, the Board minutes of the subsidiary companies
- General notices of interest

- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of the CFO and Company Secretary
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and material effluent or pollution problems
- Any materially relevant default in financial obligations to and by us or substantial non-payment for goods sold by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies or collaboration agreements
- Transactions that involve substantial payment toward goodwill, brand equity or intellectual property
- Any significant development on the human resources aspect
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance of any regulatory, statutory or listing requirements, as well as shareholder services such as non-payment of dividend and delays in share transfer.

Discussion with independent directors

The Board's policy is to regularly have separate meetings with independent directors to update them on all business related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

In addition, our independent directors meet periodically in an executive session, that is without the Chairperson, any of the executive directors or the Management.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and directors, Management, subsidiary or relatives, except for those disclosed in the financial statements for the year ended March 31, 2009.

C. Board committees

Currently, the Board has five committees : audit committee, compensation committee, nominations committee, investor grievance committee and risk management committee. All committees consist entirely of independent directors.

The Board, in consultation with the nominations committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nominations committee.

The Chairperson of the Board, in consultation with the Company Secretary and the committee chairperson, determine the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee comprises four independent directors. They are :

- Deepak M. Satwalekar, Chairperson
- Prof. Marti G. Subrahmanyam
- Dr. Omkar Goswami
- Sridar A. Iyengar
- Rama Bijapurkar*
- David L. Boyles*

** Ceased to be members with effect from August 1, 2008*

In India, we are listed on The Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE). In the U.S., we are listed on the NASDAQ. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed company adopt an audit committee charter. This recommendation has also been adopted by NASDAQ.

In our meeting on May 27, 2000, our audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC. The charter is given as follows :

1.1 Audit committee charter

1. Primary objective : The primary objective of the audit committee (the committee) of Infosys Technologies Limited (the Company) is to monitor and provide effective supervision of the Management's financial reporting process with a view to ensure accurate, timely and proper disclosures, and transparency, integrity and quality of financial reporting.

   The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each.

2. Responsibilities :

2.1 Provide an open avenue of communication between the independent auditor, internal auditor and the Board.

2.2 Meet at least four times every year, or more frequently based on requirement. The audit committee may ask members of the Management or others to attend meetings and provide pertinent information as necessary.

2.3 Confirm and assure the independence of the independent auditor and objectivity of the internal auditor.

2.4 Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between Management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2.5 Review and pre-approve all related party transactions in the Company. For this purpose, the committee may designate a member who shall be responsible for pre-approving related party transactions.

2.6 Review with the independent auditor on the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts and the effective use of all audit resources.

2.7 Consider and review the following with the independent auditor and the Management :

- The adequacy of internal controls including computerized information system controls and security, and
- Related findings and recommendations of the independent auditor and internal auditor, together with the Management's responses.

2.8 Consider and, if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. For the purpose of this clause, "non-auditing services" shall mean any professional services provided to the Company by the independent auditor, other than those provided to the Company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to) :

- Bookkeeping or other services related to the accounting records of financial statements of the Company
- Financial information system design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions or human resources
- Broker or dealer, investment advisor, or investment banking services
- Legal services and expert services unrelated to the audit
- Any other service that the Board determines impermissible.

2.9 Review and discuss with the Management and the independent auditor, the annual audited financial statements and quarterly audited / unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", prior to filing the Company's Annual Report on Form 20-F and quarterly results on Form 6-K, respectively, with the SEC.

2.10 Direct the Company's independent auditor to review before filing with the SEC, the Company's interim financial statements included in quarterly reports on Form 6-K, using professional standards and procedures for conducting such reviews.

2.11 Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to the Management by the independent auditor.

2.12 Review before release, the unedited quarterly operating results in the Company's quarterly earnings release.

2.13 Oversee compliance with the requirements of the SEC and the Securities and Exchange Board of India (SEBI), as the case may be, for disclosure of auditors' services and audit committee members, member qualifications and activities.

2.14 Review, approve and monitor the code of ethics that the Company plans for its senior financial officers.

2.15 Review Management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act.

2.16 Review, in conjunction with the counsel, any legal matters that could have a significant impact on the Company's financial statements.

2.17 Oversee and review, at least annually, the Company's risk management policies, including its investment policies.

2.18 Review the Company's compliance with employee benefit plans.

2.19 Oversee and review the Company's policies regarding Information Technology and Management Information Systems.

2.20 If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

2.21 As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22 Review its own charter, structure, processes and membership requirements.

2.23 Provide a report in the Company's proxy statement in accordance with the rules and regulations of the SEC.

2.24 Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees, of concerns regarding questionable accounting or auditing matters.

2.25 Consider and review the following with the Management, internal auditor and the independent auditor :

- Significant findings during the year, including the status of previous audit recommendations
- Any difficulties encountered during audit work including any restrictions on the scope of activities or access to required information, and
- Any changes required in the planned scope of the internal audit plan.

2.26 Report periodically to the Board on significant results of the foregoing activities.

3. Composition : The committee shall consist solely of "independent" directors (as defined in (i) NASDAQ Rule 5605(a)(2) and (ii) the rules of the Securities and Exchange Commission) of the Company and shall comprise a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to Board responsibilities. At least one of the members shall be a "financial expert" as defined in Section 407 of the Sarbanes-Oxley Act. The members of the committee shall be elected by the Board and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the Board. In recognition of the time burden associated with the service and with a view to bring in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairperson, either by the entire Board or by the members themselves, by majority vote.

4. Relationship with independent and internal auditors :

4.1 The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor. These include :

- Reviewing the independent auditors' proposed audit scope, approach and independence
- Obtaining periodic formal written statements delineating all relationships between the auditors and the Company consistent with applicable regulatory requirements from the independent auditors and presenting this statement to the Board
- Actively engaging in dialog with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the entire Board take appropriate action to ensure their independence
- Encouraging the independent auditors to have open and frank discussions on their judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. This covers issues such as the clarity of the Company's financial disclosures, and degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates, and other significant decisions made by the Management in preparing the financial disclosure and audited by them

- Carrying out the attest function in conformity with U.S. Generally Accepted Auditing Standards (GAAS) to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in SAS 61, Communications with the Committee, as amended by SAS 90 Audit Committee Communication prior to the Company's filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgment and accounting estimates, significant new accounting policies, and disagreements with Management
- Reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable SEC requirements.

4.2 The internal auditors of the Company are in the best position to evaluate and report on the adequacy and effectiveness of internal controls. Keeping in view the need for the internal auditors' independence from the Management to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditors and appropriate recommendations made to the Board.

5. Disclosure requirements :

5.1 The committee charter should be published in the Annual Report once every three years and also whenever any significant amendment is made to the charter.

5.2 The committee shall disclose in the Company's Annual Report whether or not, with respect to the concerned fiscal year :

- The Management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied, and significant judgments affecting the Company's financial statements
- The independent auditors have discussed with the committee their judgments of the quality of those principles as applied and judgments referred to above under the circumstances
- The members of the committee have discussed among themselves, without the Management or the independent auditors being present, the information disclosed to the committee as described above
- The committee, in reliance on the review and discussions conducted with the Management and the independent auditors pursuant to the requirements above, believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects
- The committee has satisfied its responsibilities in compliance with its charter.

5.3 The committee shall secure compliance that the Board has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules :

- Composition of the committee and independence of committee members
- Disclosures relating to non-independent members
- Financial literacy and financial expertise of members
- Review of the committee charter.

5.4 The committee shall report to shareholders as required by the relevant rules of the SEC.

6. Meetings and reports :

6.1 The committee shall meet at least four times a year.

6.2 The committee will meet separately with the CEO and the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The audit committee will meet separately with the independent auditors and internal auditor of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the audit committee under this charter.

6.3 In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee's charter.

7. Delegation of authority : The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

8. Definitions :

8.1 Independent director

"Independent director" means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The following persons shall not be considered independent :

(A) A director who is, or at any time during the past three years was, employed by the Company;

(B) A director who accepted or who has a family member who accepted any compensation from the Company in excess of US $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following :
(i) compensation for board or board committee service;
(ii) compensation paid to a family member who is an employee (other than an executive officer) of the Company; or
(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C) A director who is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

(D) A director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or US $200,000, whichever is more, other than the following :
(i) Payments arising solely from investments in the Company's securities; or
(ii) Payments under non-discretionary charitable contribution matching programs.

(E) A director of the Company who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years, any of the executive officers of the Company serve on the compensation committee of such other entity; or

(F) A director who is, or has a family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

8.2 Financial expert

For purposes of this item, an "audit committee financial expert" is an individual with the following attributes :

(i) An understanding of GAAP and financial statements

(ii) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves

(iii) Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience in actively supervising one or more persons engaged in such activities

(iv) An understanding of internal control over financial reporting

(v) An understanding of audit committee functions.

The individual shall have acquired such attributes through :

(i) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions

(ii) Experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions

(iii) Experience in overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, or

(iv) Other relevant experience.

1. 2 Audit committee attendance during fiscal 2009

Four audit committee meetings were held during the year – on April 14, 2008; July 10, 2008; October 9, 2008 and January 12, 2009.

	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Dr. Omkar Goswami	4	4
Sridar A. Iyengar	4	4
Rama Bijapurkar*	2	2
David L. Boyles*	2	2

** Ceased to be members with effect from August 1, 2008.*

During the year, the audit committee held two conference calls on April 10, 2008 and July 4, 2008.

1. 3 Audit committee report for the year ended March 31, 2009

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors, the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with GAAP. The committee discussed with the auditors, in the absence of the Management (whenever necessary), the Company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No. 114 (SAS 114) – The Auditor's Communication With Those Charged With Governance and the Sarbanes-Oxley Act of 2002.

Relying on the review and discussions conducted with the Management and the independent auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with GAAP in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial and risk management policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – "Independence Discussions with Audit Committees", based on which the committee discussed the auditors' independence with both the Management and the auditors. After the review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors :

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2009, be accepted by the Board as a true and fair statement of the financial status of the Company

2. The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2009 be accepted by the Board as a true and fair statement of the financial status of the group, and

3. The financial statements prepared as per International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) for the year ended March 31, 2009, be accepted and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission.

The committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2010, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board, the appointment of KPMG, India, as independent auditors of the Company for the IFRS financial statements, for the financial year ending March 31, 2010.

The committee recommended the appointment of Singhvi, Dev and Unni as the internal auditors of the Company for the fiscal ending March 31, 2010, to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the *Financial statements prepared in accordance with IFRS* section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the Audit committee charter.

Sd/-

Bangalore
April 14, 2009

Deepak M. Satwalekar
Chairperson, Audit committee

2. Compensation committee

Our compensation committee comprises four independent directors. They are :

- Prof. Marti G. Subrahmanyam, Chairperson
- Prof. Jeffrey S. Lehman
- David L. Boyles*
- Claude Smadja*
- Deepak M. Satwalekar**
- Sridar A. Iyengar**

* *Appointed as a member with effect from August 1, 2008.*
** *Ceased to be a member with effect from August 1, 2008.*

Compensation committee charter

Purpose

The purpose of the compensation committee ("the committee") of the Board of Directors ("the Board") shall be to discharge the Board's responsibilities relating to compensation of the Company's executive directors and senior management. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and senior management.

Membership and organization

The compensation committee will be appointed by the Board and will serve at its discretion. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nominations committee.

Responsibilities and authority

Specific responsibilities of the committee include :

- The compensation committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.
- The committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time-to-time, also evaluate the usefulness of such performance parameters, and make necessary amendments.
- The committee is responsible for administering our stock option plans, including the review and grant of options to eligible employees under the plans.
- The committee may also make recommendations to the Board with respect to incentive compensation plans.
- The committee may form sub-committees and delegate authority to them when appropriate.
- The committee shall make regular reports to the Board.
- The committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.
- The committee shall annually review its own performance.
- The committee shall have the sole authority to retain and terminate the services of any compensation consultant to be used to assist in the evaluation of compensation for the CEO, executive directors or senior management, and shall have the sole authority to approve the consultant's fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Compensation committee attendance during fiscal 2009

Four compensation committee meetings were held during the year ended March 31, 2009. These were held on April 14, 2008; July 10, 2008; October 10, 2008 and January 13, 2009.

	No. of meetings	
	Held	Attended
Prof. Marti G. Subrahmanyam	4	4
Deepak M. Satwalekar*	2	2
Sridar A. Iyengar*	2	2
Prof. Jeffrey S. Lehman	4	3
David L. Boyles**	2	2
Claude Smadja**	2	2

* *Ceased to be a member with effect from August 1, 2008.*
** *Appointed as a member with effect from August 1, 2008.*

During the year, the compensation committee held four conference calls – on June 4, 2008; September 30, 2008; December 30, 2008 and February 23, 2009.

Compensation committee report for the year ended March 31, 2009

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of individual performance incentive to each of them. The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company. Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party, during the financial year.

Sd/-

Bangalore
April 14, 2009

Prof. Marti G. Subrahmanyam
Chairperson, Compensation committee

3. Nominations committee

Our nominations committee comprises three independent directors. They are :

- Prof. Jeffrey S. Lehman, Chairperson
- Deepak M. Satwalekar
- Dr. Omkar Goswami
- Claude Smadja*
- David L. Boyles*

* *Ceased to be a member with effect from August 1, 2008.*

Nominations committee charter

Purpose

The purpose of the nominations committee ("the committee") of the Board of Directors ("the Board") of Infosys Technologies Limited ("the Company") is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders.

Membership

The members of the committee will be appointed by and shall serve at the discretion of the Board. The committee shall consist exclusively of independent directors of the Board, and the minimum number for such a committee shall be three.

Unless the Board designates a chair, members of the committee may designate a chair by majority vote of the committee. A majority of the members of the committee will constitute a quorum for the transaction of business of the committee, or two members of the committee, whichever is less.

Authority and responsibilities

The committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board prescribes from time-to-time.

Specific responsibilities of the committee include :

Nomination of directors

Identifying, screening and reviewing candidates for executive director, non-executive director and independent director positions, consistent with qualifications and criteria approved by the Board (including evaluation of incumbent directors for potential re-nomination), and making recommendations to the Board on candidates for : (i) nomination for election or re-election by the shareholders; and (ii) any Board vacancies that are to be filled by the Board.

The nominations committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board of Directors. The committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for the nomination to the Board.

Consultative role

The nominations committee plays a consultative role for any appointment requiring Board approval, as stipulated by law or regulation, for top management positions such as CFO, Company Secretary and Head of HR (if the candidate for the position is not slated to be an executive director). It provides its advice and recommendations to the Board.

Director evaluation

The committee coordinates and oversees the annual self-evaluation of the performance of the Board and of individual directors in the governance of the Company.

Other responsibilities

- Reviewing and reassessing the adequacy of the committee's charter as required and recommending changes to the Board
- Reviewing the Company's corporate governance guidelines periodically and recommending amendments to the Board as necessary.

Specific powers

- The committee may conduct or authorize studies of matters within the committee's scope of responsibility with full access to all books, records, facilities and personnel of the Company
- The committee may, at the expense of the Company, retain advisors to assist it in connection with its functions, as it deems necessary or appropriate. The Company shall provide for appropriate funding, as determined by the committee, for payment of any advisors employed by the committee pursuant to this charter. The Company shall pay the ordinary administrative expenses of the committee that are necessary or appropriate for carrying out its duties.

Meetings

The committee shall meet at least twice a year, in conjunction with regular Board meetings. Additional meetings of the committee shall be held from time-to-time as determined by the needs of the Board or the committee. If the need arises, meetings may be held telephonically to address issues in between nomination committee meetings. In lieu of a meeting, upon decision from its chairman, the committee may also act by unanimous written consent.

Minutes

The committee will maintain written minutes of its meetings, including formal telephonic meetings, which will be filed with the minutes of the meetings of the Board, and will also comprise the record of any action taken by written consent.

Reports

The committee shall report to the entire Board at the regularly scheduled Board meetings on issues which it may determine are necessary or appropriate in the discharge of its duties.

Compensation

Members of the committee shall receive such fees, if any, for their services as committee members as may be determined by the Board.

Nominations committee attendance during fiscal 2009

The committee held three meetings during the year – on April 7, 2008; July 11, 2008 and January 12, 2009.

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	3	3
Deepak M. Satwalekar	3	3
Dr. Omkar Goswami	3	3
Claude Smadja*	2	2
David L. Boyles*	2	2

* *Ceased to be member with effect from August 1, 2008.*

Nominations committee report for the year ended March 31, 2009

During the year, the committee formalized the process for recruiting independent directors through a systematic method that is flexible and resilient to bring in competent and desirable talent as and when required. The committee recognized the specific areas of domain expertise that are deemed essential and would be beneficial to the Board's structure. Also, the committee discussed the retirement issue of the Board members as per the statutory requirements.

As one-third of the members have to retire every year based on their date of appointment, Prof. Jeffrey S. Lehman, Dr. Omkar Goswami, Deepak M. Satwalekar, David L. Boyles and Rama Bijapurkar will retire in the ensuing Annual General Meeting.

The committee noted that since all the members are retiring by rotation and seeking re-appointment this year, it would be inappropriate for the committee to make recommendations on their appointment. The committee recommended that the board of directors consider their performance and recommend their re-appointment to the shareholders.

The committee however, considered the performance of Rama Bijapurkar and David L. Boyles and recommended that the necessary resolutions for their re-election be considered by the shareholders.

During the year, the committee coordinated and oversaw the annual performance self-evaluation of the Board and of individual directors in the governance of the Company.

Sd/-

Bangalore
April 14, 2009

Prof. Jeffrey S. Lehman
Chairperson, Nominations committee

4. Investor grievance committee

Our investor grievance committee comprises three independent directors. They are :

- Rama Bijapurkar, Chairperson
- Dr. Omkar Goswami
- Claude Smadja
- Prof. Jeffrey S. Lehman*

* *Ceased to be a member with effect from August 1, 2008*

Parvatheesam K., Company Secretary, is the Compliance Officer.

Investor grievance committee attendance during fiscal 2009

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year – on April 7, 2008; July 11, 2008; October 9, 2008 and January 13, 2009.

	No. of meetings	
	Held	Attended
Rama Bijapurkar	4	4
Dr. Omkar Goswami	4	4
Claude Smadja	4	4
Prof. Jeffrey S. Lehman*	2	1

* *Ceased to be a member with effect from August 1, 2008.*

Investor grievance committee report for the year ended March 31, 2009

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

Details of complaints resolved during the financial year ended March 31, 2009 are as follows :

Nature of complaints	Received	Resolved	Closing
Dividend related	743	743	–

It has also noted the shareholding in dematerialized mode as on March 31, 2009 was 99.70%, as against 99.66% in the previous year.

Sd/-

Bangalore
April 14, 2009

Rama Bijapurkar
Chairperson, Investor Grievance committee

5. Risk management committee

Our risk management committee comprises four independent directors. They are :

- David L. Boyles, Chairperson
- Sridar A. Iyengar
- Rama Bijapurkar*
- Prof. Jeffrey S. Lehman*
- Prof. Marti G. Subrahmanyam**
- Claude Smadja**

* *Appointed as a member with effect from August 1, 2008.*
** *Ceased to be a member with effect from August 1, 2008.*

Risk management committee charter

Purpose

The purpose of the risk management committee of the Board of Directors ("the Board") of Infosys Technologies Limited ("the Company") shall be to assist the Board in fulfilling its corporate governance in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company. The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Committee membership and organization

The risk management committee shall be appointed by and will serve at the discretion of the Board. The risk management committee shall consist of no less than three members. The members of the risk management committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, and any other requirements in India.

The members of the risk management committee will be appointed by the Board on the recommendation of the nominations committee.

Meetings and quorum

The committee shall meet at least four times a year. Two members, being independent directors present, shall form the quorum for the meeting of the committee.

Committee responsibilities and authority

Specific responsibilities of the committee include :

- The risk management committee shall annually review and approve the Risk Management Policy and associated frameworks, processes and practices of the Company.
- The risk management committee shall ensure that the Company is taking appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.
- The risk management committee shall evaluate significant risk exposures of the Company and assess Management's actions to mitigate the exposures in a timely manner. This includes one-off initiatives, and ongoing activities such as business continuity planning and disaster recovery planning and testing.
- The risk management committee will coordinate its activities with the audit committee in instances where there is any overlap with audit activities. For example, internal or external audit issue relating to risk management policy or practice.
- The risk management committee may form and delegate authority to sub-committees when appropriate.
- The risk management committee shall make regular reports to the Board.

- The risk management committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.
- The Board shall review the performance of the risk management committee annually.
- The risk management committee shall have access to any internal information necessary to fulfill its oversight role. The risk management committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Risk management committee attendance during fiscal 2009

The committee held four meetings during the year – on April 4, 2008; July 10, 2008; October 9, 2008 and January 13, 2009.

	No. of meetings	
	Held	Attended
David L. Boyles	4	4
Sridar A. Iyengar	4	4
Rama Bijapurkar*	2	2
Prof. Jeffrey S. Lehman*	2	1
Prof. Marti G. Subrahmanyam**	2	2
Claude Smadja**	2	2

* *Appointed as a member with effect from August 1, 2008.*
** *Ceased as member with effect from August 1, 2008.*

Risk management committee report for the year ended March 31, 2009

The committee reviewed the Company's risk management activities on a quarterly basis. These included review of report on top risks including exposure, potential impact, trendline and mitigation plans. Further, as per a scheduled annual calendar, the committee reviewed risk management practices in the areas of physical security, information security, business continuity management, project and account level risk management. The committee also reviewed the findings of the benchmarking study of treasury and Enterprise Risk Management (ERM) practices and the results of the annual risk survey. The committee has also received and considered an assessment of its activities by the entire Board.

While acknowledging the highly unusual market circumstances currently faced by the Company, the committee believes that the Infosys Risk Framework along with risk assessment, monitoring and reporting practices are adequate to cover foreseeable material risks facing the Company and will strengthen the risk management practices across the Company. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore — David L. Boyles
April 14, 2009 — *Chairperson, Risk management committee*

D. Management review and responsibility

Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all executive Board members as well as members of the executive council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of vice president, excluding members of the Executive Council. The compensation committee of the Board administers the 1998 and the 1999 Stock Option Plans.

Board interaction with clients, employees, institutional investors, the government and the press

The Chairman, the Co-Chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media and various governments. The CEO and the COO manage all interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. More details are provided in the *Risk management report* section of the Annual Report.

Management's discussion and analysis

A detailed report on Management's discussion and analysis is provided in the *Management's discussion and analysis* section of the Annual Report.

E. Shareholders

Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, seek re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, Prof. Jeffrey S. Lehman, Deepak M. Satwalekar, Dr. Omkar Goswami, Rama Bijapurkar and David L. Boyles will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring directors. The detailed profiles of all these directors are provided in the *Annual General Meeting Notice* section of the Annual Report.

Communication to shareholders

Since June 1997, we have been sending to each shareholder, quarterly reports, which contain selective financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under IFRS, along with additional information. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on our website www.infosys.com. Earnings calls with analysts and investors are broadcast live on the website and their transcripts are published on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website. The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The video archives are also available on our website for reference.

Investor grievances and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company gives adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends and change of address shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the *Shareholder information* section of the Annual Report.

Share transactions in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no non-compliance with any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Postal ballots

For the year ended March 31, 2009, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an *Annexure to the directors' report* section in the Annual Report.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO / CFO certification is provided in the *CEO and CFO certification* section of the Annual Report.

Code of Conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Ethics for Principal Executives and Senior Financial Officers. This Code is applicable to all the members of the Board, the Executive Council and senior financial officers. This Code is in addition to the Company's Code of Business Conduct, applicable to all the employees of the Company.

A copy of the said Code of Ethics for Principal Executives and Senior Financial Officers and the Code of Business Conduct is available on our website www.infosys.com.

All the members of the Board and the Executive Council and senior financial officers have affirmed compliance to the Code of Ethics for Principal Executives and Senior Financial Officers and the Code of Business Conduct, as at March 31, 2009. A declaration to this effect signed by the CEO and Managing Director and the CFO is provided in the *CEO and CFO certification* section of the Annual Report.

General body meetings

Details of the last three Annual General Meetings and that of the extraordinary general meeting are given as follows :

Financial year ended	Date and Time	Venue	Special resolution passed
March 31, 2006	June 10, 2006 at 3 p.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	Alteration in the capital clause of Articles of Association to increase authorized capital
	November 7, 2006* at 9 a.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	Approval for sponsoring a secondary ADS offering
March 31, 2007	June 22, 2007 at 3 p.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	Payment of remuneration in the form of commission to directors who are neither in the whole-time employment of the Company nor a managing director
March 31, 2008	June 14, 2008 at 3 p.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	None

* *Extraordinary General Meeting.*

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause, and annex the certificate with the Directors' report, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an annexure to the Directors' report.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in the corporate governance report of the Annual Report. We comply with the following non-mandatory requirements :

The Board

Independent directors may have a tenure not exceeding, in the aggregate, a period of nine years on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided in the Annual Report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance including summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, company visits or on road shows.

We also leverage the internet in communicating with our investor base. We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefing in several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website www.infosys.com, within a week. We also send an extract of the quarterly reports to all our shareholders. Highlights of the results are also made available to mobile phone users in India through SMS and WAP. We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the SEC. We are participating in SEC's voluntary program for reporting financial information on EDGAR using XBRL and are one of the few companies in the world to adopt this standard. We adopted IFRS effective fiscal 2009 and hence discontinued reporting as per U.S. GAAP from this fiscal. The XBRL format for IFRS is not yet available and hence we were unable to furnish the same for fiscal 2009.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and

subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

We also facilitate directors' education. Each director is entitled for a training fee of US $5,000 per annum. Independent directors are allowed to attend educational programs in the areas of board / corporate governance.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each external Board member has to present before the entire Board on how they have performed / added value to the Company. Every Board member evaluates each external Board member on a scale of 1 to 10 based on the performance indicators.

Independent directors have three key roles, namely, governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include :

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities. This includes participation and attendance.

Whistle-blower policy

We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our code of conduct or ethics policy. It also provides for adequate safeguards against victimization of employees who avail of the mechanism, and also allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Naresh Chandra Committee

The Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. The trigger was instances of irregularities in the U.S. and certain instances in India involving auditors. In fact, the spontaneity with which the U.S. responded to the high-profile corporate scams by enacting the Sarbanes-Oxley Act in a very short time and taking strong measures to deter recurrences of such scams, prompted the Indian regulators and authorities to come out with almost similar recommendations. The Naresh Chandra Committee report contains five chapters. Chapters 2, 3 and 4 which deal with the auditor-company relationship, auditing the auditors' and independent directors' role, remuneration and training are relevant to us. Chapter 1 is an introductory section and Chapter 5 relates to regulatory changes. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed the Committee on Corporate Governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, member of the SEBI Board, to promote and raise the standards of corporate governance. The SEBI Board considered and adopted the recommendations of the committee in its meeting held on January 25, 2000. In accordance with the guidelines provided by SEBI, the market regulator, the stock exchanges had modified the listing requirements by incorporating in the Listing Agreement a new Clause 49, so that proper disclosure for corporate governance is made by companies in the following areas : the Board, audit committee, remuneration committee, Board procedure, management discussion and analysis, shareholder information, and corporate governance report in the annual report. We comply with these recommendations.

Revised Clause 49 of the listing agreement

SEBI, with a view to improve corporate governance standards in India, constituted the Committee on Corporate Governance under the chairmanship of N. R. Narayana Murthy. This move of SEBI signifies the regulator's anxiety to ensure that the governance practices are corrected and improved upon expeditiously. The terms of reference for the committee were to review the performance of corporate governance and to determine the role of companies in responding to rumors and other price-sensitive information circulating in the market, in order to enhance the transparency and integrity of the market.

The committee issued two sets of recommendations : the mandatory recommendations and the non-mandatory recommendations.

The mandatory recommendations focus on strengthening the responsibilities of audit committees, improving the quality of financial disclosures, including those pertaining to related party transactions and proceeds from initial public offerings, requiring corporate executive boards to assess and disclose business risks in the annual reports of companies, calling upon the Board to adopt a formal code of conduct, the position of nominee directors, and improved disclosures relating to compensation to non-executive directors and shareholders' approval of the same.

The non-mandatory recommendations pertain to moving to a regime providing for unqualified corporate financial statements, training of Board members and evaluation of non-executive directors' performance by a peer group comprising the entire Board of Directors, excluding the director being evaluated.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49.

Clause 49 as revised was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the Listing Agreement.

Euroshareholders Corporate Governance Guidelines 2000

"Euroshareholders" is the confederation of European shareholders associations, constituted with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Co-operation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based on the same principles, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with findings and recommendation of The Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability and transparency of these markets by addressing three key and much-debated areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – Part 1 : Executive Compensation, on September 17, 2002; Part 2 : Corporate Governance and Part 3 : Audit and Accounting were released on January 9, 2003. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 countries in the Organization for Economic Co-operation and Development (OECD) have recently approved a revised version of the OECD's Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets.

The revised Principles respond to a number of issues that have undermined the confidence of investors in company management in recent years. They call on governments to ensure genuinely effective regulatory frameworks and on companies themselves to be truly accountable. They advocate increased awareness among institutional investors and an effective role for shareholders in executive compensation. They also urge strengthened transparency and disclosure to counter conflicts of interest.

We substantially comply with these principles of corporate governance.

A detailed compliance report with the recommendations of various committees listed above is available on our website www.infosys.com.

United Nations Global Compact policy

Announced by the United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact policy calls on companies to embrace ten principles in the areas of human rights, labor standards and environment. The policy is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialog to identify and disseminate good practices based on universal principles. The ten principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, businesses should :

- Support and respect the protection of internationally proclaimed human rights : Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.
- Ensure that they are not complicit in human rights abuses : An effective human rights policy will help companies avoid being implicated in human rights violations.
- Uphold the freedom of association and the effective recognition of the right to collective bargaining : Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational dialog, which harness energy to focus on solutions, that result in benefits to the enterprise, its stakeholders, and the society at large.
- Support the elimination of all forms of forced and compulsory labor : Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop skills through the education of children for the labor markets of tomorrow.
- Support the effective abolition of child labor : Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.
- Eliminate discrimination with respect to employment and occupation : Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices ensure that the best-qualified person fills the job.
- Support a precautionary approach to environmental challenges : It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.
- Undertake initiatives to promote greater environmental responsibility : Given the increasingly central role of the private sector in global governance issues, the public is demanding that the business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.
- Encourage the development and diffusion of environment friendly technologies : Limit production processes and technology that do not use resources efficiently, generate residues and discharge effluents. Implementing environmentally sound technologies helps a company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the Company.
- Businesses should work against corruption in all its forms, including extortion and bribery : The adoption of the tenth principle commits UN Global Compact participants not only to avoid bribery, extortion and other forms of corruption, but also to develop policies and concrete programs to address corruption. Companies are challenged to join governments, UN agencies and civil society to realize a more transparent global economy.

On August 27, 2001, we adopted the United Nation Global Compact policy and became a partner with the United Nation in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the United Nation Global Compact policy.

Source : www.unglobalcompact.org

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, we made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporate.

In March 1999, we issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10/- each) at US $34 per ADS under the ADS Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US $294 million, US $1.1 billion and US $1.6 billion respectively.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

Note : In addition of shares, the Company split the stock in the ratio of 2 for 1 in fiscal 2000.

Dividend policy

The dividend policy is to distribute not more than 30% of the Profit After Tax (PAT) as dividend. This is applicable to standalone Indian GAAP.

Unclaimed dividend

Section 205 of the Companies Act, 1956, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned below, if unclaimed within a period of seven years, will be transferred to IEPF.

Year	Type of dividend	Dividend per share (Rs.)	Date of declaration	Due date for transfer	Amount (Rs.)*
2002	Final	12.50	Jun 8, 02	Jul 7, 09	10,76,535
2003	Interim	12.50	Oct 10, 02	Nov 9, 09	7,43,130
	Final	14.50	Jun 14, 03	Jul 13, 10	9,79,809
2004	Interim	14.50	Oct 10, 03	Nov 9, 10	8,86,095
	Final[1]	115.00	Jun 12, 04	Jul 11, 11	37,02,425
2005	Interim	5.00	Oct 12, 04	Nov 11, 11	7,27,305
	Final	6.50	Jun 11, 05	Jul 10, 12	8,58,241
2006	Interim	6.50	Oct 11, 05	Nov 10, 12	6,74,836
	Final[2]	38.50	Jun 10, 06	Jul 9, 13	25,59,942
2007	Interim	5.00	Oct 11, 06	Nov 10, 13	10,73,135
	Final	6.50	Jun 22, 07	Jul 21, 14	13,02,246
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	17,27,562
	Final[3]	27.25	Jun 14, 08	Jul 13, 15	45,66,250
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	33,09,912

** Amount unclaimed as at March 31, 2009.*
[1] Includes one-time special dividend of Rs. 100/- per share.
[2] Includes silver jubilee special dividend of Rs. 30/- per share.
[3] Includes special dividend of Rs. 20/- per share.

The Company is sending periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

in Rs.

Fiscal	Amount
2009	6,49,767
2008	8,16,489
2007	4,42,838

Investor services

Tentative calendar

Quarter ending	Earnings release	Quiet period
Jun 30, 2009	Jul 10, 2009	Jun 16 to Jul 12, 2009
Sep 30, 2009	Oct 9, 2009	Sep 16 to Oct 11, 2009
Dec 31, 2009	Jan 12, 2010	Dec 16, 2009 to Jan 14, 2010
Mar 31, 2010	Apr 13, 2010	Mar 16 to Apr 15, 2010

Annual General Meeting

Date and time	June 20, 2009, Saturday, 3 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure dates	June 6, 2009 to June 20, 2009 (both days inclusive)
Dividend payment date	On or after June 20, 2009 (within the statutory time limit of 30 days), subject to shareholders' approval

Investor awareness

At Infosys, maintaining the highest standards of corporate governance is not a matter of mere form, but of substance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website www.infosys.com. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, though in brief, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in electronic form and, through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As at March 31, 2009, 99.70% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of Rs. 44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants, the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as at March 31, 2009

Category	Number of		% to total equity
	shareholders	shares	
Demat mode			
NSDL	4,00,795	56,46,44,224	98.58
CDSL	95,464	64,38,371	1.12
Total	4,96,259	57,10,82,595	99.70
Physical mode	648	17,47,448	0.30
Grand total	4,96,907	57,28,30,043	100.00

To enable us to serve our investors better, we request shareholders whose shares are in physical mode to dematerialize shares and to update their bank accounts with the respective depository participants.

Secretarial Audit

A qualified practicing Company Secretary has carried out secretarial audit every quarter to reconcile the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. The audit confirms that the total issued / paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

Investor complaints

Nature of complaints	Received 2009	Received 2008	Attended 2009	Attended 2008
Dividend related	743	838	743	838

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated e-mail address for investor services

In terms of clause 47(f) of the Listing Agreement, the designated e-mail address for investor complaints is investors@infosys.com

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

Details of shareholders (non-founders) holding more than 1% of the equity as at March 31, 2009 are given as follows :

Name of the shareholder	No. of Shares	%
Life Insurance Corporation of India[1]	2,16,02,064	3.77
Oppenheimer Funds Inc.[2]	99,45,804	1.74
Government of Singapore[2]	90,36,117	1.58
Abu Dhabi Investment Authority[2]	63,51,745	1.11
Fidelity Management and Research Company[2]	58,00,000	1.01

[1] *Financial Institution*

[2] *Foreign Institutional Investor*

Distribution of shareholding as at March 31, 2009

Range of equity shares held	No. of share-holders	%	No. of shares	%
1	14,611	2.94	14,611	0.00
2-10	1,98,954	40.04	13,63,195	0.24
11-50	1,87,012	37.64	50,73,369	0.89
51-100	43,772	8.81	34,56,716	0.60
101-200	20,949	4.22	32,05,004	0.56
201-500	12,309	2.48	40,72,803	0.71
501-1,000	7,665	1.54	57,37,062	1.00
1,001-5,000	7,563	1.52	1,79,40,858	3.13
5,001-10,000	1,733	0.35	1,22,38,383	2.14
10,001 and above	2,338	0.46	41,01,40,412	71.60
Total	4,96,906	100.00	46,32,42,413	80.87
Equity shares underlining ADS	1	–	10,95,87,630	19.13
Total	4,96,907	100.00	57,28,30,043	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 1,671 as against 2,239 for the previous year.

Listing on stock exchanges

Codes	India NSE	India BSE	Global NASDAQ
Exchange	INFOSYSTCH	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.O
Bloomberg	NINFO IN	INFO IN	–

The listing fees for fiscal 2010 have been paid for all the above stock exchanges.

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ-100 Index. The following tables contain the monthly high and low quotations, as well as the volume of shares traded at The Bombay Stock Exchange, the National Stock Exchange of India and NASDAQ for the current year.

Shareholding patterns

Category	March 31, 2009 Shareholders (no.)	March 31, 2009 Voting strength (%)	March 31, 2009 Number of shares held	March 31, 2008 Shareholders (no.)	March 31, 2008 Voting strength (%)	March 31, 2008 Number of shares held
Founders holding						
Indian founders	19	16.49	9,44,84,978	19	16.52	9,44,95,978
Total founders holding (A)	19	16.49	9,44,84,978	19	16.52	9,44,95,978
Public shareholding						
Institutional investors						
Mutual funds	254	3.58	2,05,19,719	184	2.92	1,67,18,693
Banks, financial institutions and insurance companies	63	4.16	2,38,01,421	71	4.20	2,40,36,054
Foreign institutional investors	817	34.85	19,96,64,124	563	33.36	19,08,21,914
Others						
Private corporate bodies	3,520	3.51	2,00,85,568	4,066	2.86	1,63,48,351
Indian public	4,84,412	16.89	9,67,35,467	5,42,914	17.52	10,01,92,778
NRIs / OCBs / Foreign nationals	7,776	0.89	51,05,579	7,696	2.95	1,68,69,562
Trusts	45	0.50	28,45,557	48	0.50	28,55,406
Total public shareholding (B)	4,96,887	64.38	36,87,57,435	5,55,542	64.31	36,78,42,758
Equity shares underlying ADS (C)	1	19.13	10,95,87,630	1	19.17	10,96,57,022
Total (A + B + C)	4,96,907	100.00	57,28,30,043	5,55,562	100.00	57,19,95,758

Stock market data – Exchanges in India

	BSE			NSE			Total Volume
	High (Rs.)	Low (Rs.)	Volume (no.)	High (Rs.)	Low (Rs.)	Volume (no.)	(BSE and NSE) (no.)
2008							
Apr	1,753.75	1,421.35	98,83,443	1,753.10	1,421.90	4,55,05,838	5,53,89,281
May	1,957.55	1,747.20	76,82,216	1,962.80	1,748.75	4,13,18,609	4,90,00,825
Jun	1,992.85	1,707.60	60,42,527	1,993.55	1,705.45	3,54,97,074	4,15,39,601
Jul	1,821.10	1,538.90	1,07,80,597	1,821.90	1,539.45	4,67,42,306	5,75,22,903
Aug	1,748.50	1,603.70	61,44,667	1,749.10	1,603.90	2,93,69,597	3,55,14,264
Sep	1,789.55	1,391.95	69,90,394	1,789.00	1,393.30	4,29,00,099	4,98,90,493
Oct	1,453.90	1,202.55	69,54,024	1,449.30	1,202.75	4,59,98,292	5,29,52,316
Nov	1,378.50	1,127.25	64,95,433	1,378.60	1,121.85	3,40,47,229	4,05,42,662
Dec	1,233.30	1,101.10	60,32,375	1,231.20	1,102.30	3,58,91,614	4,19,23,989
2009							
Jan	1,309.65	1,130.95	83,45,563	1,310.15	1,132.10	4,43,58,262	5,27,03,825
Feb	1,309.85	1,177.65	41,94,483	1,312.10	1,173.95	2,89,82,264	3,31,76,747
Mar	1,380.65	1,182.80	41,98,059	1,379.15	1,181.95	3,13,02,880	3,55,00,939
Total	1,992.85*	1,101.10*	8,37,43,781	1,993.55*	1,102.30*	46,19,14,064	54,56,57,845
Volume traded / outstanding shares (%)	FY 2009		18			100	118
	FY 2008		16			84	100
	FY 2007		18			79	97

* *Represents yearly high and yearly low of equity shares.*

Note : The number of shares outstanding is 46,32,42,413. American Depository Shares (ADSs) have been excluded for the purpose of this calculation.

Stock market data – NASDAQ

	High		Low		Volume
	($)	(Rs.)	($)	(Rs.)	(no.)
2008					
Apr	43.90	1,778.39	35.81	1,450.66	8,81,79,044
May	49.11	2,085.21	42.83	1,818.56	6,32,14,700
Jun	49.37	2,124.88	42.61	1,833.93	6,70,09,896
Jul	43.99	1,873.09	37.02	1,576.31	7,75,11,515
Aug	42.42	1,864.36	39.58	1,739.54	5,32,50,223
Sep	41.11	1,930.94	29.35	1,378.57	8,52,02,705
Oct	32.40	1,602.50	23.91	1,182.59	9,08,61,537
Nov	29.92	1,498.39	21.11	1,057.19	6,11,59,095
Dec	25.89	1,261.10	22.89	1,114.97	5,13,50,468
2009					
Jan	28.04	1,370.60	25.15	1,229.33	6,34,58,976
Feb	29.34	1,500.15	23.68	1,210.76	5,56,06,761
Mar	27.99	1,419.65	22.78	1,155.40	6,24,37,161
Total	49.37*	2,124.88*	21.11*	1,057.19*	81,92,42,081

* *Represents yearly high and yearly low of ADSs .*

Note : 1 ADS = 1 equity share. U.S. Dollar has been converted into Indian Rupees at the monthly closing rates. The number of ADSs outstanding as at March 31, 2009 was 10,95,87,630. The percentage of volume traded to the total float was 747.57% as against 618% in the previous year.

Infosys share price versus the BSE Sensex


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100
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Infosys
Sensex
Apr 08
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Base 100 = April 1, 2008

ADS premium compared to price quoted on BSE


(Rs.)
(%)
2,500
2,000
1,500
1,000
500
0
Apr 08 May 08 Jun 08 Jul 08 Aug 08 Sep 08 Oct 08 Nov 08 Dec 08 Jan 09 Feb 09 Mar 09
ADR 1,778 2,085 2,125 1,873 1,864 1,931 1,603 1,498 1,261 1,371 1,500 1,420
Equity 1,754 1,958 1,993 1,821 1,749 1,789 1,454 1,379 1,233 1,310 1,310 1,381
Premium 1.41 6.52 6.63 2.85 6.61 7.91 10.22 8.70 2.25 4.65 14.53 2.82

Based on monthly high prices

Outstanding ADSs

Our ADSs as evidenced by American Depository Receipts (ADRs) are traded in the U.S. on the NASDAQ Global Select Market under the ticker symbol "INFY". Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on NASDAQ from March 11, 1999, when they were issued by the Depository Deutsche Bank Trust Company Americas (the Depository), pursuant to the Deposit Agreement. As at March 31, 2009, there were 80,546 record holders of ADRs evidencing 10,95,87,630 ADSs (1 ADS = 1 equity share).

Investor contacts

For queries relating to financial statements

V. Balakrishnan
Chief Financial Officer
Tel. : 91 80 2852 0440, Fax : 91 80 2852 0754
E-mail : balakv@infosys.com

For queries relating to shares / dividend / compliance

Parvatheesam K.
Company Secretary and Compliance Officer
Tel. : 91 80 4116 7750, Fax : 91 80 2852 0754
E-mail : parvatheesam_k@infosys.com

Investor correspondence in India

Shekar Narayanan
Senior Manager – Investor Relations
Tel. : 91 80 4116 7744, Fax : 91 80 2852 0754
E-mail : shekarn@infosys.com

Investor correspondence in the United States

Sandeep Mahindroo
Senior Manager – Investor Relations
Tel. : 1 646 254 3133, Fax : 1 646 254 3101
E-mail : sandeep_mahindroo@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plot No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur
Hyderabad 500 081, India
Tel. : 91 40 2343 1595, Fax : 91 40 2342 0814
E-mail : shobha@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
MS# NYC60-2727
New York, NY 10005, USA
Tel. : 1 212 250 1905, Fax : 1 212 797 0327

India

Deutsche Bank A. G.
Trust & Securities Services
222, Dr. D. N. Road, Kodak Houses
First Floor, Fort, Mumbai 400 001, India
Tel. : 91 22 6658 4380 – 89, Fax : 91 22 2207 9614

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel. : 91 22 5667 2030 / 2026, Fax : 91 22 5667 2740 / 2779

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex,
Bandra (East),
Mumbai 400 051
Tel : 91 22 2644 9000 / 4045 9000
Fax : 91 22 2644 9016 – 20 / 4045 9016 – 20

National Stock Exchange of India Limited
Exchange Plaza, Bandra-Kurla Complex
Bandra East
Mumbai 400 051
Tel. : 91 22 2659 8236, Fax : 91 22 2659 8237

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Tel. : 91 22 2272 1233, Fax : 91 22 2272 2061

Outside India

The NASDAQ Stock Market
9600 Blackwell Road
Rockville, MD 20850
Tel. : 1 301 978 8500, Fax : 1 301 978 8510

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th Floor
Kamala Mills Compound
Senapathi Bapat Marg, Lower Parel
Mumbai 400 013
Tel. : 91 22 2499 4200, Fax : 91 22 2497 2993 / 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort
Mumbai 400 023
Tel. : 91 22 2272 3333, Fax : 91 22 2272 3199 / 2272 2072

Share price chart


2,00,100
1,75,100
1,50,100
1,25,100
1,00,100
75,100
50,100
25,100
100
Relative Index
Jun
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1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Mar
2009
Infosys
BSE Index

Notes : Adjusted for bonus issues and stock split.
Base 100 = June 1993.
Historical stock price performance should not be considered indicative of potential future stock price performance.

Additional information

Employee strength and revenue growth since 1996

Fiscal	Employees	Growth %	IFRS (US $ million)***				Indian GAAP – Consolidated (Rs. crore)			
			Revenues	Growth %	Net income**	Growth %	Income	Growth %	PAT**	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	*13	60	258	85	60	79
1999	3,766	45	121	77	*30	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	419	55	7,130	47	1,846	48
2006	52,715	43	2,152	35	555	32	9,521	34	2,458	33
2007	72,241	37	3,090	44	850	53	13,893	46	3,850	57
2008	91,187	26	4,176	35	1,155	36	16,692	20	4,659	21
2009	1,04,850	15	4,663	12	1,281	11	21,693	30	5,988	29
5-year CAGR	33		34		37		35		37	

* *Excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998, respectively.*

** *Before exceptional items and includes net reversal of tax provisions amounting to Rs. 108 crore (US $23 million), Rs. 121 crore (US $30 million) and Rs. 125 crore (US $29 million) for the fiscal 2009, 2008 and 2007 respectively.*

*** *The data for the year 2007 and prior years is as per U.S. GAAP.*

Employee strength of the Infosys Group

	2009		2008	
Functional classification				
Software professionals	97,349	92.9%	85,013	93.2%
Sales and support	7,501	7.1%	6,174	6.8%
	1,04,850	100.0%	91,187	100.0%
Gender				
Male	69,830	66.6%	61,589	67.5%
Female	35,020	33.4%	29,598	32.5%
	1,04,850	100.0%	91,187	100.0%
Age profile				
20-25	55,344	52.8%	50,902	55.8%
26-30	33,065	31.5%	27,476	30.1%
31-40	14,900	14.2%	11,598	12.7%
41-50	1,277	1.2%	981	1.1%
51-60	250	0.3%	219	0.3%
60 and above	14	–	11	–
	1,04,850	100.0%	91,187	100.0%

Software development centers of Infosys Group

We have 54 global development centers of which 27 are in India – eight in Bangalore, four in Chennai, three in Pune and Mangalore each, two each in Bhubaneswar, Chandigarh, and one each in New Delhi, Hyderabad, Jaipur, Mysore and Thiruvananthapuram. We have a global development center in Toronto, Canada. In addition, we have ten proximity development centers in the United States – Boston, Charlotte, Chicago, Fremont, Houston, New Jersey, Phoenix, Plano, Hartford and Bentonville; three in China and four in the United Kingdom; two in Australia; and one each in Czech Republic, Japan (Tokyo), Mauritius, Poland, Philippines, Thailand and Mexico.

Infosys BPO Limited, Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico and Infosys Sweden are our wholly-owned subsidiaries.

Marketing offices of Infosys Group

We have 55 marketing offices around the world of which 51 are located outside India – 17 in the United States, four in Australia, three in Germany, two each in Switzerland, Canada, UAE and France and one each in Belgium, China, Czech Republic, Denmark, Finland, Hong Kong, Italy, Ireland, Japan, Norway, Spain, Sweden, The Netherlands, U.K., Mauritius, Poland, Thailand, Mexico and the Philippines. Addresses of offices are provided in the *Global presence* section of the Annual Report.

American Depository Share (ADS)

About ADSs

An American Depository Share (ADS) is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-U.S. company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depository bank in the United States to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

Difference between an ADS and a GDR

ADSs and Global Depository Receipts (GDRs) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside the United States, typically in London.

Voting rights of ADS holders

In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depository bank to exercise the vote with respect to the equity shares representing the ADSs held by them.

Entitlement to cash dividends

Whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depository bank, net of the depository's fees and expenses.

Disclosure policy

We have a written disclosure policy, which covers interaction with external constituents such as analysts, fund managers and the media.

Select historical data

in Rs. crore, except per share data, other information and ratios

	1982	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Financial performance											
Income	0.12	882	1,901	2,604	3,623	4,761	6,860	9,028	13,149	15,648	20,264
Operating profit (PBIDTA)	0.04	347	765	1,038	1,272	1,584	2,325	2,989	4,225	4,963	6,906
Interest	–	–	–	–	–	–	–	–	–	–	–
Depreciation	–	53	113	161	189	231	268	409	469	546	694
Provision for taxation	–	40	73	135	201	227	325	303	352	630	895
Profit after tax**	0.04	286	623	808	958	1,243	1,859	2,421	3,777	4,470	5,819
Dividend	–	30	66	132	179	196	310	412	649	758	1,345
One-time / Special dividend	–	–	–	–	–	668	–	830	–	1,144	–
Margins (%)											
Operating profit margin	33.3	39.3	40.2	39.9	35.1	33.3	33.9	33.1	32.1	31.7	34.1
Net profit margin**	33.3	32.4	32.8	31.0	26.4	26.1	27.1	26.8	28.7	28.6	28.7
Return on average net worth**	96.9	40.6	56.1	46.6	38.8	40.7	43.8	39.9	41.9	36.3	37.2
Return on average capital employed	96.9	46.3	62.6	54.4	46.9	48.1	51.4	44.9	45.7	41.4	42.9
Per share data (Rs.)*											
Basic EPS**	–	5.41	11.78	15.27	18.09	23.43	34.63	44.34	67.82	78.24	101.65
Dividend	–	0.56	1.25	2.50	3.38	3.69	5.75	7.50	11.50	13.25	23.50
One-time / Special dividend	–	–	–	–	–	12.50	–	15.00	–	20.00	–
Book value	–	15.75	26.26	39.29	53.98	61.03	96.87	125.15	195.41	235.84	310.90
Financial position											
Share capital	–	33	33	33	33	33	135	138	286	286	286
Reserves and surplus	0.04	800	1,357	2,047	2,828	3,220	5,107	6,759	10,876	13,204	17,523
Net worth	0.04	833	1,390	2,080	2,861	3,253	5,242	6,897	11,162	13,490	17,809
Debt	–	–	–	–	–	–	–	–	–	–	–
Gross block	–	284	631	961	1,273	1,570	2,183	2,837	3,889	4,508	5,986
Capital expenditure	–	160	463	323	219	430	794	1,048	1,443	1,370	1,177
Cash and cash equivalents	0.02	508	578	1,027	1,639	1,839	1,683	3,779	5,610	7,689	10,289
Investment in liquid mutual funds	–	–	–	–	–	930	1,168	684	–	–	–
Net current assets	0.06	612	798	1,293	2,018	1,220	2,384	3,832	7,137	8,496	12,288
Total assets	0.04	833	1,390	2,080	2,861	3,253	5,242	6,897	11,162	13,490	17,809
Shareholding related											
Number of shareholders	7	46,314	89,643	88,650	77,010	66,945	1,58,725	1,95,956	4,88,869	5,55,562	4,96,907
Market capitalization – period end	NA	59,338	26,926	24,654	26,847	32,909	61,073	82,154	1,15,307	82,362	75,837
Public shareholding (%)***	–	67.55	67.69	68.08	68.32	65.56	70.20	66.55	64.35	64.31	64.38
Credit rating											
Standard and Poor's							BBB	BBB	BBB	BBB+	BBB+
Dun and Bradstreet						5A1	5A1	5A1	5A1	5A1	5A1
Corporate governance rating											
CRISIL – (GVC)						Level 1	Level 1	Level 1	Level 1	Level 1	Level 1
ICRA						CGR 1	CGR 1	CGR 1	CGR 1	CGR 1	CGR 1

Notes : The above figures are based on Indian GAAP (standalone).

* *Calculated on a per share basis, adjusted for bonus issues in previous years.*

** *Excluding extraordinary activities / exceptional items. Fiscal 2007, 2008 and 2009 include a tax reversal of Rs. 125 crore, Rs. 121 crore and Rs. 108 crore, respectively.*

*** *Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt holders).*

Revenue segmentation

Geographic segmentation

in %

	2009	2008	2007	2006	2005
North America	63.2	62.0	63.3	64.8	65.2
Europe	26.4	28.1	26.4	24.5	22.3
India	1.3	1.3	1.6	1.7	1.9
Rest of the World	9.1	8.6	8.7	9.0	10.6
Total	100.0	100.0	100.0	100.0	100.0

Industry segmentation

in %

	2009	2008	2007	2006	2005
Manufacturing	19.7	14.7	13.5	13.9	14.4
Banking, financial services and insurance	33.9	35.7	37.4	36.0	34.6
Banking and financial services	26.7	28.5	30.2	28.5	25.2
Insurance	7.2	7.2	7.2	7.5	9.4
Telecom	18.1	21.6	19.3	16.5	18.5
Retail	12.6	11.8	10.0	10.1	9.8
Energy and utilities	5.7	5.2	5.3	4.7	3.2
Transportation	2.3	2.5	2.4	5.1	7.6
Others	7.7	8.5	12.1	13.7	11.9
Total	100.0	100.0	100.0	100.0	100.0

Project type

in %

	2009	2008	2007	2006	2005
Fixed price	35.4	31.0	26.7	28.1	30.0
Time and material	64.6	69.0	73.3	71.9	70.0
Total	100.0	100.0	100.0	100.0	100.0

Service offering

in %

	2009	2008	2007	2006	2005
Services					
Application development and maintenance	42.4	45.4	48.0	51.5	56.3
Application development	20.5	21.7	23.1	24.9	29.4
Application maintenance	21.9	23.7	24.9	26.6	26.9
Business process management	6.0	5.7	4.7	4.0	2.7
Consulting services and package implementation	24.9	23.8	21.1	19.7	18.8
Infrastructure management	6.3	4.9	4.4	3.6	3.0
Product engineering services	2.2	1.6	1.6	1.8	2.0
System integration	3.6	2.8	2.3	1.7	1.6
Testing services	6.8	7.5	6.9	5.9	5.8
Others	3.9	4.7	7.1	8.0	6.8
Total services	96.1	96.4	96.1	96.2	97.0
Product revenues	3.9	3.6	3.9	3.8	3.0
Total	100.0	100.0	100.0	100.0	100.0

Geographic Segmentation – 2009


1.3
9.1
26.4
63.2
North America
Europe
India
Rest of the World

Industry Segmentation – 2009


2.3
7.7
5.7
19.7
12.6
18.1
33.9
Manufacturing
Banking, financial services and insurance
Telecom
Retail
Energy and utilities
Transportation
Others

Note : The above figures are based on consolidated financial statements.

Statutory obligations

Software Technology Park (STP) scheme

We have set up Software Technology Parks (STPs), which are 100% export-oriented units, for the development of software at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mangalore, Mysore, Pune and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of three years. Beginning April 2003, the export obligation is restricted to net foreign exchange earnings for that particular financial year on duty-free import of capital goods, or duty-free purchase of goods subject to excise. All STP units started after March 2003 are subject to the new guidelines on calculation of export obligation as stated above. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government, which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by us, on a global basis, for all its STP units together, is given as follows :

in Rs. crore

Fiscal	Export obligation	Export obligation fulfilled	Excess / (shortfall)	Cumulative excess / (shortfall)
1994	3	8	5	5
1995	8	16	8	13
1996	28	48	20	33
1997	40	69	29	62
1998	74	142	68	130
1999	125	306	181	311
2000	107	493	386	697
2001	360	1,010	650	1,347
2002	462	1,360	898	2,245
2003	547	1,611	1,064	3,309
2004	1,688	2,710	1,022	4,331
2005	315	3,439	3,124	7,455
2006	451	5,585	5,134	12,589
2007	764	6,732	5,968	18,557
2008	771	7,606	6,835	25,392
2009	679	11,355	10,676	36,068

* *The cumulative balance of export obligation was adjusted during the year.*

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by us since 1993, amounts to Rs. 685 crore.

We have fulfilled our export obligations on a global basis for all our operations under the Software Technology Park scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future. The export obligation in fiscal 2004 was higher on account of setting off cumulative export obligations for and including 2004 in the same year.

Special Economic Zone (SEZ) scheme

Our first Special Economic Zone (SEZ) unit, became operational at Mahindra World City (a private multi-product Special Economic Zone), Chennai, in the financial year 2005-06, with an approved area of about 75.06 acres. We established our second SEZ unit at Chandigarh (Rajiv Gandhi Chandigarh Technology Park), with an approved area of about 30.22 acres, in the financial year 2006-07. During the financial year 2007-08, we established SEZs at Pune and Mangalore with an approved area of about 77.82 acres and 309 acres respectively. The SEZ Unit came into existence under the new Special Economic Zones Act, 2005 ("the SEZ Act").

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for further five years. Certain tax benefits are also available for further five years, subject to the unit meeting defined conditions. Other fiscal benefits including indirect tax waivers are being extended for setting up, operating and maintaining the unit.

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These currently include : (i) deduction of export profit from the operation of software development facilities designated as Software Technology Parks (the STP tax deduction) and (ii) deduction of export profits from units in Special Economic Zones.

The period for which STP tax deduction is available to each STP is restricted to 10 consecutive years, starting from the financial year when the unit started producing computer software or March 31, 2009, whichever is earlier. On April 29, 2008, the Finance Minister of India announced the Government of India's proposal to extend the availability of the 10-year tax holiday by a period of one more year, such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of production by the undertaking, although such an extension is not yet effective.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park scheme and for Special Economic Zones is valid, are presented in the *Management's discussion and analysis* section of the Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate, well below the statutory rates, for us. There is no assurance that the Government of India will continue to provide these incentives.

The government may reduce or eliminate the tax exemptions provided to Indian exporters at any time in the future. This may result in our export profits being fully taxed, and may adversely affect the post-tax profits in the future. On a full tax-paid basis, without any duty concessions on equipment, hardware and software, our post-tax profits for the relevant years are estimated as follows :

in Rs. crore, except per share data

	2009	2008	2007
Profit before tax and exceptional items	6,907	5,344	4,247
Less : Additional depreciation on duty waived for certain assets	90	84	76
Reduction in other income	68	58	38
Adjusted profit before tax	6,749	5,202	4,133
Less : Income tax on the above on full tax basis	2,142	1,838	1,451
Restated profit after tax	4,607	3,364	2,682
Restated basic EPS (Rs.)	80.47	58.87	48.17

Note : The figures above are based on consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. We have provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Human resources valuation

A fundamental dichotomy in accounting practices is between human and non-human capital. As a standard practice, non-human capital is considered as assets and reported in the financial statements, whereas human capital is mostly ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

We have used the Lev & Schwartz model to compute the value of human resources. The evaluation is based on the present value of future earnings of employees and on the following assumptions :

a) Employee compensation includes all direct and indirect benefits earned both in India and overseas

b) The incremental earnings based on group / age have been considered

c) The future earnings have been discounted at the cost of capital of 12.18% (previous year – 13.32%).

in Rs. crore, unless stated otherwise

	2009	2008
Employees (no.)		
Software professionals	97,349	85,013
Support	7,501	6,174
Total	1,04,850	91,187
Value of human resources		
Software professionals	95,600	92,331
Support	6,533	6,490
Total	102,133	98,821
Total income	21,693	16,692
Total employee cost	11,405	8,878
Value-added	19,073	14,820
Net profits excluding exceptional items	5,988	4,659
Ratios		
Value of human resources per employee	0.97	1.08
Total income / human resources value (ratio)	0.21	0.17
Employee cost / human resources value (%)	11.2	9.0
Value-added / human resources value (ratio)	0.19	0.15
Return on human resources value (%)	5.9	4.7

Value-added statement

in Rs. crore

	2009	%	2008	%	Growth %
Value-added					
Income	21,693		16,692		30.0
Less : Operating expenses excluding personnel costs					
Software development and business process management expenses	1,656		1,306		
Selling and marketing expenses	272		302		
General and administration expenses	1,165		968		
	3,093		2,576		
Value-added from operations	18,600		14,116		31.8
Other income (including exceptional items)	473		704		
Total value-added	19,073		14,820		28.7
Distribution of value-added					
Human resources					
Salaries and bonus	11,405	59.8	8,878	59.9	28.5
Providers of capital					
Dividend	1,345	7.1	1,902	12.8	(29.3)
Minority interest	–	–	–	–	–
Interest on debt	–	–	–	–	–
	1,345	7.1	1,902	12.8	(29.3)
Taxes					
Corporate income taxes	919	4.8	685	4.6	34.2
Dividend tax	228	1.2	323	2.2	(29.4)
	1,147	6.0	1,008	6.8	13.8
Income retained in business					
Depreciation	761	4.0	598	4.0	27.3
Retained in business	4,415	23.1	2,434	16.5	81.4
	5,176	27.1	3,032	20.5	70.7
Total	19,073	100.0	14,820	100.0	28.7

Notes : The figures above are based on the consolidated Indian GAAP financial statements.
Dividends for fiscal 2008 include special dividend of Rs. 1,144 crore.
Income taxes for fiscal 2009 and 2008 include net tax reversals of Rs. 108 crore and Rs. 121 crore respectively.

Brand valuation

The strength of the invisible

From time-to-time, we have used various models for evaluating assets of the Balance Sheet to bring certain advances in financial reporting to the notice of our shareholders. The aim of such modeling is to lead the debate on the Balance Sheet of the next millennium. These models are still the subject of debate among researchers and using such models and data in projecting the future is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

A Balance Sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a high-tech company.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value in highly branded companies, and brought brand valuation to the fore. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trustmark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, servicing, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a period.

The third annual BRANDZ™ Top 100 Most Powerful Brands ranking published in cooperation with the Financial Times was announced in April 2009 by Millward Brown. According to the report, Google topped the ranking with a brand value of US $100 billion. The market capitalization of Google at that time was US $84 billion. Thus, 119% of market capitalization represented its brand value.
(Source : www.nasdaq.com)

Methodology

The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model.

We have adapted the generic brand-earnings-multiple model (given in the article 'Valuation of Trademarks and Brand Names' by Michael Birkin in the book, Brand Valuation, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, "Infosys". The methodology followed for valuing the brand is given as follows :

- Determine brand profits by eliminating the non-brand profits from the total profits
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes
- Determine the brand-strength or brand-earnings multiple.

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. We have internally evaluated these factors on a scale of 1 to 100, based on the information available within.

Brand valuation

in Rs. crore

	2009	2008	2007
Profit before interest and tax	6,907	5,344	4,245
Less : Non-brand income	426	634	335
Adjusted profit before tax	6,481	4,710	3,910
Inflation factor	1.000	1.092	1.192
Present value of brand profits	6,481	5,142	4,660
Weightage factor	3	2	1
Weighted average profits	5,731	–	–
Remuneration of capital	801	–	–
Brand-related profits	4,930	–	–
Tax	1,676	–	–
Brand earnings	3,254	–	–
Brand multiple	9.94	–	–
Brand value	32,345	–	–

Assumptions :

- The figures above are based on consolidated Indian GAAP financial statements
- Brand revenue is total revenue excluding other income after adjusting for cost of earning such income, since this is an exercise to determine our brand value as a company and not for any of our products or services
- Inflation is assumed at 8.4% per annum, 5% of the average capital employed is used for purposes other than promotion of the brand and tax rate is at 33.99%
- The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information).

in Rs. crore

	2009	2008	2007
Brand value	32,345	31,863	31,617
Market capitalization	75,837	82,362	1,15,307
Brand value as a percentage of market capitalization	42.7%	38.7%	27.4%
Brand value / revenue (x)	1.49	1.91	2.28

Economic Value-Added (EVA®) statement

Economic Value-Added is the surplus generated by an entity after meeting an equitable charge towards providers of capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value, and companies which earn lower returns than cost of capital are deemed harmful for shareholder value.

in Rs. crore, except as otherwise stated

	2009	2008	2007	2006	2005
Cost of capital					
Return on risk free investment (%)	7.00	8.00	8.00	7.50	6.80
Market premium (%)	7.00	7.00	7.00	7.00	7.00
Beta variant	0.74	0.76	0.99	0.78	0.98
Cost of equity (%)	12.18	13.32	14.97	12.96	13.63
Average debt / total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	12.18	13.32	14.97	12.96	13.63
Average capital employed	16,025	12,527	9,147	6,177	4,331
Economic Value-Added (EVA®)					
Operating profits	6,434	4,640	3,877	2,654	2,048
Less : Tax	919	685	386	313	326
Cost of capital	1,952	1,669	1,369	801	590
Economic Value-Added	3,563	2,286	2,122	1,540	1,132
Enterprise value					
Market value of equity	75,837	82,362	1,15,307	82,154	61,073
Add : Debt	–	–	–	–	–
Less : Cash and cash equivalents	10,993	8,307	6,033	4,709	2,998
Enterprise value	64,844	74,055	1,09,274	77,445	58,075
Return ratios					
PAT / average capital employed (%)	37.4	37.2	42.2	40.1	42.6
EVA® / average capital employed (%)	22.2	18.2	23.2	24.9	26.1
Enterprise value / average capital employed (x)	4.0	5.9	11.9	12.5	13.4
Growth (%)					
Operating profits	38.7	19.7	46.1	29.6	50.9
Average capital employed	27.9	37.0	48.1	42.6	38.6
EVA®	55.9	7.7	37.8	36.0	64.3
Market value of equity	(7.9)	(28.6)	40.4	34.5	85.6
Enterprise value	(12.4)	(32.2)	41.1	33.4	93.4

Notes : Cost of equity = return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India.
Figures above are based on consolidated Indian GAAP financial statements.
Cash and cash equivalents includes investments in liquid mutual funds.


3,600
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
50%
40%
30%
20%
10%
0%
2005
2006
2007
2008
2009
EVA (in Rs. crore)
1,132
1,540
2,122
2,286
3,563
PAT as a % of avg capital employed
42.6
40.1
42.2
37.2
37.4

Balance sheet including intangible assets

As at March 31,

in Rs. crore

	2009	2008
SOURCES OF FUNDS		
Shareholders' funds		
Share capital	286	286
Reserves and surplus		
Capital reserves – intangible assets	1,34,478	1,30,684
Other reserves	17,968	13,509
	1,52,446	1,44,193
Minority interest	–	–
	1,52,732	1,44,479
APPLICATIONS OF FUNDS		
Fixed assets		
At cost	7,093	5,439
Less : Accumulated depreciation	2,416	1,986
Net block	4,677	3,453
Add : Capital work-in-progress	677	1,324
	5,354	4,777
Intangible assets		
Brand value	32,345	31,863
Human resources	1,02,133	98,821
	1,34,478	1,30,684
Investments	–	72
Deferred tax assets	126	119
Current assets, loans and advances		
Sundry debtors	3,672	3,297
Cash and bank balances	9,695	6,950
Loans and advances	3,279	2,771
	16,646	13,018
Less : Current liabilities and provisions		
Current liabilities	2,004	1,722
Provisions	1,868	2,469
Net current assets	12,774	8,827
	1,52,732	1,44,479

Notes : The figures above are based on consolidated Indian GAAP financial statements.
This Balance Sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.

Intangible assets score sheet

We caution investors that this data is provided only as additional information to them. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.

From the 1840s to the early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate Balance Sheet. The managements of companies valued these resources and linked all their performance goals and matrices to these assets – Return on Investment and capital turnover ratio. The market capitalization of companies also followed the value of tangible assets shown in the Balance Sheet with the difference seldom being above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. In short, intangible assets are the key drivers of market value in this new economy.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adaptation, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marquee clients.

Intangible assets

The intangible assets of a company can be classified into four major categories : human resources, intellectual property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills of the employees of an organization.

Intellectual property assets

Intellectual Property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies and communication systems.

External assets

External assets are market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the Company) and brand value.

The score sheet

We published models for valuing two of our most important intangible assets – human resources and the "Infosys" brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled, *The New Organizational Wealth*, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

Clients

The growth in revenue is 12% this year, compared to 35% in the previous year (in US $). Our most valuable intangible asset is our client base. Marquee clients or image-enhancing clients contributed 44% of revenues during the year. They gave stability to our revenues and also reduced our marketing costs.

The high percentage (97.6%) of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of our clients. The largest client contributed 6.9% to our revenue, compared to 9.1% during the previous year. The top 5 and 10 clients contributed around 18.0% and 27.7% to our revenue respectively, compared to 20.9% and 31.4% respectively, during the previous year. Our strategy is to increase our client base and, thereby, reduce the risk of depending on a few large clients. During the year, we added 156 new clients compared to 170 in the previous year. We derived revenue from customers located in 67 countries against 58 countries in the previous year. Sales per client grew by around 3.7% from US $7.76 million in the previous year to US $8.05 million this year. Days Sales Outstanding (DSO) was 62 days this year compared to 72 days in the previous year.

Organization

During the current year, we invested around 3.33% of the value-added (2.93% of revenues) on technology infrastructure, and around 1.41% of the value-added (1.24% of revenues) on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 29.6 years, as against the previous year's average age of 29.4 years. The sales per support staff, as well as the proportion of support staff to the total organizational staff, have improved over the previous year.

People

We are in a people-oriented business. We added 28,231 employees this year on gross basis (net – 13,663) from 33,177 (net – 18,946) in the previous year. We added 5,796 laterals this year against 8,523 in the previous year. The education index of employees has gone up substantially to 2,72,644 from 2,51,970. This reflects the quality of our employees. Our employee strength comprises people from 76 nationalities. The average age of employees as at March 31, 2009 was 26, the same as in the previous year. Attrition was 11.1% for this year compared to 13.4% in the previous year (excluding subsidiaries).

Notes

- Marquee or image-enhancing clients are those who enhance the company's market-worthiness, typically, Global 1,000 clients. They are often reference clients for us
- Sales per client is calculated by dividing total revenue by the total number of clients
- Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year too
- Value-added statement is the revenue less payment to all outside resources. The statement is provided in the *Value-added statement* section of the Annual Report.
- Technology investment includes all investments in hardware and software, while total investment in the organization is the investment in our fixed assets
- The average proportion of support staff is the average number of support staff to average total staff strength
- Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)
- The education index is shown as at the year end, with primary education calculated as 1, secondary education as 2 and tertiary education as 3.

Intangible assets score sheet

External structure – our clients

	2009	2008
Growth / renewal		
Revenue growth (%)		
In US Dollar terms	12	35
In Rupee terms	30	20
Exports / total revenue (%)	99	99
Clients		
Total	579	538
Added during the year	156	170
Marque clients		
Total	99	113
Added during the year	7	24
Revenue contribution (%)	44	46
Revenue derived – Number of countries	67	58
Efficiency		
Sales / Client		
US $ million	8.05	7.76
Rs. crore	37.47	31.03
Sales and marketing expenses / revenue (%)	5.09	5.49
DSO (days)	62	72
Provision for debts / revenue (%)	0.35	0.26
Stability		
Repeat business (%)	97.6	97.0
No. of clients accounting > 5% of revenue	1	1
Client concentration		
Top client (%)	6.9	9.1
Top five clients (%)	18.0	20.9
Top ten clients (%)	27.7	31.4
Client distribution		
1 million dollar +	327	310
5 million dollar +	151	141
10 million dollar +	101	89
20 million dollar +	59	47
30 million dollar +	39	32
40 million dollar +	30	22
50 million dollar +	20	18
60 million dollar +	16	13
70 million dollar +	12	12
80 million dollar +	10	10
90 million dollar +	7	6
100 million dollar +	4	6
200 million dollar +	1	1
300 million dollar +	1	1

Internal structure – our organization

	2009	2008
Growth / renewal		
R&D		
R&D / total revenue (%)	1.24	1.20
R&D / value-added (%)	1.41	1.36
Technology investment		
Investment / revenue (%)	2.93	2.67
Investment / value-added (%)	3.33	3.00
Total investment		
Total investment / total revenue (%)	6.12	8.95
Total investment / value-added (%)	6.96	10.08
Efficiency		
Sales per support staff		
US $ million	0.94	1.08
Rs. crore	4.35	4.32
General and admin expenses / revenue (%)	7.51	7.97
Average proportion of support staff (%)	5.04	4.71
Stability		
Average age of support staff (years)	29.6	29.4

Competence – our people

	2009	2008
Growth / renewal		
Total employees	1,04,850	91,187
Added during the year		
Gross	28,231	33,177
Net	13,663	18,946
Laterals added	5,796	8,523
Staff education index	2,72,644	2,51,970
Employees – Number of nationalities	76	70
Gender classification (%)		
Male	66.6	67.5
Female	33.4	32.5
Number of non-Indian national employees	4,698	3,678
Efficiency		
Value-added / employee (Rs. crore)		
Software professionals	0.20	0.19
Total employees	0.19	0.18
Value-added / employee ($ million)		
Software professionals	0.04	0.05
Total employees	0.04	0.05
Stability		
Average age of employees (years)	26	26
Attrition – excluding subsidiaries (%)	11.1	13.4
Attrition – excluding involuntary separation (%)	9.1	12.1

Note : The above figures are based on consolidated financial statements.

Value Reporting™

At Infosys, we have always believed that information asymmetry between the Management and shareholders should be minimized. Accordingly, we have always been at the forefront in practicing progressive and transparent disclosures. We were the first in India to adopt the U.S. Generally Accepted Accounting Principles (U.S. GAAP). Further, we were the first foreign private issuer in India to file primary financial statements with Securities Exchange Commission (SEC) in accordance with the International Financial Reporting Standards (IFRS), as issued by International Accounting Standards Board. Thereafter, we rapidly progressed to additional disclosures that give deeper insights to the way we run our business and into our value creation. We continue to provide additional information even though it is not mandated by law because we believe that it will enable investors to make more informed choices about our performance.

The book, The Value Reporting Revolution : Moving Beyond the Earnings Game, authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated to accounting firm PricewaterhouseCoopers, (published by John Wiley & Sons, Inc., USA, ©2001), acknowledged the need to go beyond GAAP in providing information to shareholders. In their book, Building Public Trust : The Future of Corporate Reporting (published by John Wiley & Sons, Inc., USA, ©2002 PricewaterhouseCoopers), our business model and reporting were referred in detail.

We believe the following Value Reporting™ paradigm applies to us :

The Value Reporting™ paradigm


Infosys Group
Creation
• Create sustainable customer value through our service and solution offerings
• Grow with industry benchmark profitability
Preservation
• Exercise judicious control over activities to ensure quality of earnings
• De-risk growth to ensure safeguard of our value base
Realization
• Seek to realize shareholder expectations through benchmark investor communications
• Seek to meet or exceed our communicated goals
Infosys Investors
Better Managed Business

We identified the need to provide a range of non-financial parameters early in our existence – before our Indian public offering in 1993.

The Corporate Reporting™ framework


Market Overview
• Competitive environment
• Regulatory environment
• Macro environment
Strategy & Structure
• Goals and objectives
• Governance
• Risk framework
• Organizational design
Managing for value
• Financial assets
• Physical assets
• Customers
• People
• Innovation
• Brands & intellectual assets
• Supply chain
Performance
• Economic
• Operating
• Environmental, social and ethical
• Segmental

To reduce information asymmetry, we make the following disclosures in addition to the mandated Indian and IFRS financial statements and supplementary data as required by the relevant statutes :

- Brand valuation
- Balance Sheet including intangible assets
- Economic Value-Added (EVA®) statement
- Intangible asset scorecard
- Risk management report
- Human resource accounting and value-added statement

These reports are integral to the Annual Report.

By adopting similar internal measures to evaluate business performance, our employees are adjudged based on metrics that are additional to the financials. This balances financial and non-financial performance across all levels of the organization. Accordingly, we seek to align the measures by which stakeholders measure our performance with what results in employee rewards.

In addition to the Annual Report, a Sustainability Report measuring compliance against the Global Reporting Initiatives (GRI) is also being published since fiscal 2008.

In fiscal 2005, we adopted and furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC) for the first time. We are the fourth Company worldwide to adopt XBRL.

In the coming years, we will continue in our commitment to furnish additional qualitative information to help our shareholders better understand the management of our business.

Management structure



Co-Chairman
Nandan M. Nilekani
Chief Executive Officer & Managing Director
Gopalakrishnan S.
Chief Operating Officer & Director
Shibulal S. D.
Director & Head – Delivery Excellence
Srinath Batni
Director & Head – CDG, IS and Quality & Productivity
Dinesh K.
Director & Head – Finacle, Admin, HRD, ILI, E&R
Mohandas Pai T. V.
Chief Financial Officer
Balakrishnan V. (SVP)
Banking & Capital Markets (BCM)
Strategic Global Sourcing
Ashok Vemuri (SVP & Member of EC)
Enterprise Solutions (ES)
Chandra Shekar Kakal (SVP & Member of EC)
Manufacturing (MFG)
Product Engineering (PE)
Product Lifecycle and Engineering Solutions (PLES)
Srinivas B. G. (SVP & Member of EC)
Communications, Media & Entertainment (CME)
Global Sales, Alliances & Marketing
Subhash Dhar (SVP & Member of EC)
Independent Validation Solutions (IVS)
Amitabh Chaudhry
Consulting Solutions (CS)
Stephen Pratt (CEO & Managing Director, IC)
India Business Unit (IND)
Binod H. R. (SVP)
Insurance, Healthcare & Life Sciences (IHL)
Eric Paternoster (SVP)
Energy, Utilities & Services (EUS)
Systems Integration (SI)
Prasad Thrikutam (SVP)
Retail, Consumer Packaged Goods & Logistics (RETL)
Infrastructure Management Services (IMS)
Pravin Rao U. B. (SVP)
New Markets & Services (NMS)
Dheeshjith V. G. (VP)
Security Audit & Architecture
Mallya P. D. (VP)
SETLabs & Microsoft Technology Centre
Subramanyam G. V. (VP)
Computers & Communications Division
Muralikrishna K. (VP)
Quality & Productivity
Satyendra Kumar (SVP)
Information Systems
Sivashankar J. (VP)
Communication Design Group
Sridhar Marri (VP)
Finacle
Haragopal M. (VP)
Administration, Commercial Facilities, Infrastructure & Security
Ramadas Kamath U. (SVP)
Human Resources Development
Nandita Gurjar (SVP)
Infosys Leadership Institute
Girish G. Vaidya (SVP)
Education & Research
Srikantan Moorthy (VP)
Chief Risk Officer
Ranganath D. M. (VP)
Company Secretary
Parvatheesam Kanchinadham
Head – Legal
Samuel Mani Kallupurakal
Corporate Planning & Business Assurance
Sanjay Purohit (VP)

Legend

EC : Executive Council
HBU : Horizontal Business Unit
IBU : Integrated Business Unit
IC : Infosys Consulting, Inc.
SETLabs : Software Engineering and Technology Labs
IS : Information Systems
CDG : Communication Design Group
ILI : Infosys Leadership Institute
E&R : Education and Research

Designations

CEO : Chief Executive Officer
COO : Chief Operating Officer
CFO : Chief Financial Officer
SVP : Senior Vice President
AVP : Associate Vice President
VP : Vice President

As at April 1, 2009

Infosys Foundation

The Infosys Foundation was formed in 1996 and comprises a dedicated team who work to support and enrich the underprivileged sections of society. Focusing on specific areas of need, the Foundation is ensuring necessary aid to institutions and developmental agencies involved in improving the lives of those in need and thus enabling them to reach their full potential.

The Foundation is successfully creating opportunities and working towards a more equitable society through programs that make healthcare accessible, spread education, sponsor the arts and rehabilitate underprivileged communities especially in rural and underdeveloped regions of India.

The Foundation is involved in four key areas :

- Social rehabilitation and rural upliftment
- Learning and education
- Healthcare
- Arts and culture

Highlights of some of the projects undertaken by the Foundation this year are :

Learning and education

Education is a critical factor for development of individuals and society and helps pave the way to enhance lives. The following are some of the initiatives and programs that were implemented by the Foundation in the area of learning and education :

- Sponsored libraries and reading rooms in schools and youth centers in rural Karnataka by donating Kannada and English magazines and technical books to help the poor and needy students broaden their knowledge
- Sponsored the construction and provided support in setting up a high-tech computer lab at Gulbarga University, Karnataka
- Sponsored several teacher training programs that helped the teachers develop innovative teaching methods. The program also helped in making them create and design experiments and projects to make learning fun and engaging for their students. Technology trends, modern teaching methodologies and aids were also discussed during this program.

Healthcare

Access to healthcare and medicines is a massive challenge in developing countries like India. This fiscal year, the Foundation supported the following healthcare initiatives and programs :

- Initiated and completed the construction of the Sankara Eye Hospital to provide aid to people from economically challenged backgrounds
- Provided equipment, medicines and financial help to government hospitals, reputed missionary hospitals and medical centers in Tamil Nadu, Jammu & Kashmir, Maharashtra, Bihar, Kerala and Karnataka where economically needy patients were offered free medicines and healthcare

Arts and culture

Traditional art and culture are fast disappearing due to globalization and economic development. The Foundation identifies, nurtures and promotes rare and vanishing folk arts for future generations to enjoy. The Foundation maintained the support through various sponsorships and events for the following activities :

- Sponsored Kogga Kamath's Yakshagana puppet show, a traditional form of puppetry from Karnataka. Support was provided to conduct shows in all districts in Karnataka and in Singapore to popularize this folk art form
- Sponsored Surabhi, a traditional drama troupe from Andhra Pradesh with the aim to revive folk theater
- Donated funds to the Hasta Shilpa Trust in Manipal, Karnataka, to maintain rare and unique Tanjore paintings
- Sponsored performances by the Samarthanam dance troupe. The troupe comprises visually and physically challenged people who have mastered traditional dance forms
- Sponsored music programs conducted by the students of Kalkeri Sangeetha Vidyalaya, Dharward, Karnataka to promote traditional folk music
- Partnered with Adima, an organization in Kolar district in Karnataka, where rural artists are trained in the local arts and culture. The Foundation has supported their cultural activities and has provided aid to 60 child artists this year.

Social rehabilitation and rural upliftment

The Foundation collaborates with institutions and developmental organizations to address social inequity and rural upliftment. The Foundation was engaged in the following activities during the year :

- Partnered with Sathi (an NGO) and helped in rehabilitating street children in Delhi, Patna and Kanpur
- Trained destitute women from Maharashtra through BAIF, a self-help group, to earn their livelihood by starting small businesses
- Sponsored Jnanavikasa, a program that trains rural women in hygiene, health, nutrition, infant care, literacy and vocational skills. The Foundation believes that women are at the forefront of transforming society by bringing about change at the grassroots.
- Sponsored the rehabilitation of Devadasis, a socially vulnerable section of women, and their children, in Raichur, Karnataka. Through this program, the women were provided vocational training to help them lead dignified and sustainable livelihoods.
- Sponsored the rehabilitation of tribal communities from Orissa by training them in vocations such as agriculture, horticulture, sericulture, floriculture, apiculture, fishery sciences, dairy farming, poultry, maintaining farm machinery, welding and carpentry
- Sponsored rehabilitation programs for those affected by the Orissa floods in September 2008

Grants by Infosys to the Foundation

The grants made during the last three years are given as follows :

in Rs. crore

	Grants
2009	20.00
2008	20.00
2007	19.00

Report on environment, health and safety

Infosys aims to be recognized by all stakeholders, including customers, employees, vendors, shareholders and community at large, as a world-class company that is committed to high standards of environmental management. We believe in providing our employees, consultants and contractors with a safe and healthy environment, free of occupational injuries and illnesses.

OZONE – The Health, Safety and Environmental Management System (HSEMS) at Infosys

Our Health, Safety and Environment (HSE) policy covering employees, contractual employees and visitors, states that :

"Infosys as a corporate citizen is committed to demonstrating a high standard of environmental protection, sharing of best practices and provision of a safe and healthy workplace."

To achieve this, we shall work toward :

- Conservation of resources
- Prevention of pollution
- Adherence to all applicable legislations
- Eliminating accidents, occupational illnesses and injuries at work.

We will work with various stakeholders towards continual improvement of our environmental, health and safety management system.

We shall meet mandated health and safety requirements as a minimum and strive to go beyond regulatory limitations to become a leader in environment, health and safety management.

All our development centers in India are ISO 140001: 2004 and OHSAS 18001: 2007 certified.

OZONE initiatives in the year 2008-09 included :

- Awareness : Creating awareness about OZONE initiatives among all employees including contractual staff
- Energy : We have reduced per capita energy consumption by more than 10% by implementing initiatives like switching off chillers and air handling units after office hours, increasing UPS load and thereby eliminating extra UPS.
- Water : We are working towards establishing water neutral campuses at some of our new development centers. Although there was no significant reduction in per capita consumption, we are continuing our efforts to reduce the usage of fresh water.
- Paper : Paper consumption has been reduced significantly through various initiatives like duplex printing and the implementation of awareness campaigns like zero print weeks among others
- Carbon emissions : Our goal and commitment is to become carbon neutral by 2011. Several energy reduction programs have been initiated. Campaigns and initiatives promoting the use of mass transportation and car-pooling amongst employees are two such examples. Employees are encouraged to use teleconferencing and video conferencing to avoid long distance travel and thus minimize their impact on the environment.
- Waste management : The OZONE initiative has resulted in an effective and environment-friendly system to manage and dispose all waste. Waste management process has been established to identify, segregate at source and dispose all waste in compliance with legislations wherever applicable.

We consider climate change challenges very seriously and have set up a dedicated Green Team that is working toward sustainable development. All our future buildings will comply with a minimum of Gold rating as per the IGBC LEED's rating system that defines the standards and measures for sustainable buildings. Our approach is to use an integrated design process to ensure that the architectural elements and engineering systems work together effectively. This would help in reducing our dependency on mechanical systems and enable the application of passive and active solar design principles in our buildings.

Health and Safety

Safety is every employee's responsibility and concern. Employees are expected to report workplace hazards and incidents to the concerned officials and contribute to find and implementing solutions.

Wellness at Infosys

The health clubs at all our campuses have seen a steady rise in attendance during the year. 14,784 employees became members of the Infosys health clubs during the year and have made extensive use of the world-class facilities provided. Professionals conduct regular sessions on aerobics and yoga at all the health clubs.

Physiotherapists have been appointed at many of the health clubs across our development centers to consult and treat ergonomic related complaints of our employees. Frequent awareness sessions on ergonomics are also conducted.

Health Assessment and Lifestyle Enrichment (HALE)

HALE is a comprehensive physical and psychological health initiative, customized to an IT environment and constantly innovating to cater to the needs of our employees. HALE offerings include :

- An interactive portal and online quiz programs that provide a wealth of knowledge on health and lifestyle topics
- A comprehensive health and wellness plan comprising preventive healthcare options for employees and families, health checks, talks, consultations and fitness related interventions
- HALE Health Week comprising the annual master health check-ups, focused health checks and stress relief programs
- Workshops and talks by experts on first-aid, trauma handling and CPR to help our employees in case of emergencies
- A hotline help and the HALE tool that provide timely, expert help to employees and their families on issues related to relationships, stress, depression and personal issues
- An annual safety week focusing on road, personal and home safety for creating awareness and to make Infoscions realize the need to adopt safety practices and procedures.

Risk assessment, disaster recovery and business continuity

Risk management is a continuous process and is the foundation of our HSE philosophy. We work to identify the hazards and assess the risks associated with our activities. Suitable action is taken to manage the risks and prevent or reduce the impact of potential accidents.

We have a Disaster Recovery and Business Continuity Plan (DR & BCP) which operates under the banner of the "Phoenix" initiative. Periodic drills and exercises test this plan, and through it, the preparedness of the Company in handling all potential disasters, including liaising with external organizations. High Speed Diesel (HSD) spillage, breakdown of the Sewage Treatment Plant, fire, terrorist attacks and so on are some of the assumptions for such mock drills. Careful observations are made and analyzed during and after these mock drills. Lessons learnt from previous incidents and exercises are used to update plans and training programs. For more details, refer to the *Sustainability Report* available on our website www. infosys.com.

Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

The International Financial Reporting Standards (IFRS) have gained significant momentum across the globe. Many countries have adopted IFRS and some of them, including India, are in the process of adopting the same. The U.S. Securities and Exchange Commission (SEC) permits Foreign Private Issuers to file financial statements in accordance with IFRS without any reconciliation with U.S. GAAP. We have fully adopted IFRS as issued by International Accounting Standards Board (IASB) for our filings with SEC. We have adopted IFRS from the year ended March 31, 2009 including all the interim filings in the year of transition. Extracts from the audited IFRS financial statements have been presented in the *Extract of audited IFRS financial statements* section of the Annual report. Audited IFRS statements are available in our Annual Report on Form 20F, filed with SEC for the year ended March 31, 2009. The details are also available on our website www.infosys.com.

Australia, France, Germany and the United Kingdom have adopted the International Financial Reporting Standards (IFRS). We are presenting extracts of the unaudited consolidated financial statements for these countries presented in substantial compliance with IFRS in their respective local currencies. Canada is in the process of adopting IFRS in full with effect from the year 2011. Canadian GAAP financial statements have been presented on the same basis as earlier years. Financial information presented in Japanese GAAP in this Annual Report has been translated from our audited IFRS financial statements. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The unaudited consolidated Balance Sheets and Income Statements, excluding notes to the financial statements, have been presented by converting the various financial parameters, reported in our Income Statement, into the respective currencies of the above countries. In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, these countries and IFRS.

Corporate governance report – Australia, Canada, France, Germany, Japan and United Kingdom

Australia

ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council (The Council) was formed on August 15, 2002 to develop and deliver an industry-wide, support framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The Council published its first edition "Principles of Good Corporate Governance and Best Practice Recommendations" in March 2003. The Council undertook an extensive review of the first edition and issued a revised corporate governance principles and recommendations (second edition Corporate Governance Guidelines) in August 2007. The corporate governance principles and recommendations of the council are not mandatory, but Australian listed entities must disclose those principles that are not in compliance and the reasons for non-compliance.

The council proposed eight core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following :

1. Recommendation 2.2 – The Chair should be an independent director : The current policy of the Company is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the board functions of governance and management. The Board consists of 15 members, 6 of them are executive or full-time directors, 1 is non-executive and 8 are independent directors. N. R. Narayana Murthy, who is the non-executive member of the Board, is our Chairman and Chief Mentor.
2. Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements : We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The financial information provided in this section is unaudited. Financial information presented in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements presented in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the "Audited Indian GAAP financial statements" section and the "Corporate governance report" of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data.

3. Recommendation 7.3 – Declaration in relation to the listed entity's financial statements by Chief Executive Officer (CEO) and Chief Financial Officer (CFO) provided in accordance with section 295A of the Corporation Act : We are not listed on the Australian Stock Exchange and hence this recommendation is not applicable to the Company. However, our CEO and CFO provide necessary certifications with respect to the Company's financial statements and internal controls. The certification is provided in compliance with the Indian and U.S. regulatory requirements.

Canada

Corporate governance : A guide to good disclosure, issued by Toronto Stock Exchange

In December 2003, The Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines. These guidelines were updated in January 2006.

We substantially comply with all recommendations.

France

La gouvernance d'entreprise des sociétés cotées – Décembre 2008

Les principes de la gouvernance d'entreprise des sociétés cotées tirent leur origine des rapports VIENOT de juillet 1995 et juillet 1999, des rapports BOUTON de septembre 2002, janvier 2007 et octobre 2008 sur les recommandations concernant la rémunération des dirigeants des sociétés cotées. Cet ensemble de recommandations fut préparé par les groupes de travail de l'Association Française des Entreprises Privées (AFEP) et le Mouvement des Entreprises de France (MEDEF). Cette « consolidation » des travaux menés par des présidents de grandes sociétés françaises constitue une réponse à la communication de la Commission Européenne sur la gouvernance d'entreprise et le droit des sociétés, qui préconise que chaque Etat membre désigne un code de référence auquel les sociétés devront se conformer ou expliquer en quoi leurs pratiques diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre société se conforme strictement à ces recommandations, à l'exception des points ci-dessous :

7.1 La représentation des salariés et des salariés actionnaires – La politique actuelle de la société est d'avoir 15 membres au conseil. Dans ce conseil, 8 sont des directeurs indépendants, 1 un directeur non-cadre et 6 des directeurs cadres. Les 6 directeurs cadres sont des employés de la société et sont donc liés par un contrat de travail.

14.2.1. Revue des comptes par un comité d'audit – La société a un comité d'audit qui comprend 4 directeurs indépendants. Tous les membres du comité sont des financiers et un membre est l'expert financier. Le comité se réunit au moins une fois chaque trimestre (un jour avant la réunion du conseil d'administration) pour revoir et examiner les états financiers.

17. Déontologie pour les directeurs – La législation locale des entreprises ne demande pas que les directeurs détiennent personnellement des actions de la société. Cependant, la plupart des directeurs, excepté un, détiennent personnellement des parts de la société.

Germany

Deutscher Corporate Governance Kodex, in der Fassung vom 6. Juni 2008

Der Deutsche Corporate Governance Kodex beinhaltet ein Regelwerk für den Vorstand und den Aufsichtsrat von in Deutschland börsennotierten Unternehmen. Diese Regeln dienen der Verbesserung der Transparenz und dem Verständnis des deutschen Corporate Governance Systems. Der Kodex soll bei internationalen und nationalen Investoren, Kunden, Mitarbeitern und der Öffentlichkeit das Vertrauen in den Vorstand und den Aufsichtsrat börsennotierter Unternehmen fördern.

Dieser Kodex gibt Empfehlungen. Die Gesellschaft beachtet die Empfehlungen der Regierungskommission, mit folgenden Abweichungen :

1. Empfehlung 3, 4 und 5 – Das duale System der Unternehmensorgane: Das Unternehmen hat ein einstufiges Verwaltungsorgan welches sowohl mit unternehmerischen Befugnissen als auch der Befugnis zur Überwachung ausgestattet ist. Zurzeit besteht das Organ aus 15 unabhängigen Direktoren davon 6 leitende, 1 nicht-leitenden und 8 unabhängige Angestellte. Das Unternehmensorgan ist ausschließlich mit unabhängigen Direktoren besetzt.

Japan

日本

日本でコーポレート・ガバナンスについて議論されてきた問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については金融商品取引法および開示に関する内閣府令等）が対処している。金融商品取引法および関係内閣府令は、インフォシス・テクノロジー・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

United Kingdom

The combined code on corporate governance supersedes and replaces the combined code issued in 2003. It follows a review by the Financial Reporting Council of the implementation of the code in 2005 and subsequent consultation on possible amendments to the code. This new Code is applicable for reporting years beginning on or after November 1, 2006.

We substantially comply with all recommendations of the combined code except for the following :

1. Code A.3.1 – Board balance and independence : The independent directors annually affirm their independence as per the definition of the Indian and U.S. listing rules. The Board of Directors also annually determine the independence of these directors. The local listing rules also prescribe a maximum tenure of nine years for an independent director to serve on a company's board. The rule was effective January 2006. None of our independent directors have served for more than nine years from the date of the rule becoming effective.
2. Code B.1.4 – Remuneration policy : The Company has a policy to allow its executive directors to serve on the board of two other business entities with the prior consent of the Chairperson of the Board of Directors. Remuneration earned by virtue of such board membership is retained by the directors concerned.
3. Code D.1 – Dialog with institutional investors : Our communication policy addresses the needs of all our investors. We use various forums to communicate with our investors and share long-term, short-term plans and our corporate strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.
4. D.1.1 and D.1.2 : The CEO, COO, CFO, Members of Executive Council and the Investor Relations team meet investors on a regular basis to understand their views / perspectives. The Company also has a practice of conducting analyst meets both in India and overseas. Views obtained from investors / analysts during the course of such meetings are communicated to the Board of Directors at the ensuing board meeting.

Financial information presented in substantial compliance with Australian Accounting Standards Board (AASB)

Consolidated Balance Sheet as at March 31,

Australian Dollar (AUD) in million, except share data

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	3,138	2,254
Available-for-sale financial assets	–	20
Trade receivables	1,048	902
Unbilled revenue	214	131
Prepayments and other assets	117	117
Total current assets	4,517	3,424
Non-current assets		
Property, plant and equipment	1,332	1,119
Goodwill	195	191
Intangible assets	10	12
Deferred tax assets	127	81
Income tax assets	79	60
Other non-current assets	76	49
Total non-current assets	1,819	1,512
Total assets	6,336	4,936
Liabilities		
Current liabilities		
Trade payables	7	13
Derivative financial instruments	32	32
Current income tax liabilities	167	111
Client deposits	1	1
Unearned revenue	94	78
Employee benefits	30	24
Provisions	26	14
Other current liabilities	420	328
Total current liabilities	777	601
Non-current liabilities		
Deferred tax liabilities	10	1
Employee benefits	69	46
Total non-current liabilities	79	47
Total liabilities	856	648
Net assets	5,480	4,288
Equity		
Share capital – 600,000,000 equity shares authorized, issued and outstanding 572,830,043 and 571,995,758 as at March 31, 2009 and March 31, 2008, respectively (including share premium)	1,052	796
Retained earnings	5,239	3,171
Other components of equity	(811)	321
Total equity	5,480	4,288

Consolidated Income Statement for the year ended March 31,

AUD in million, except share data

	2009	2008
Revenues	5,988	4,771
Cost of sales	3,466	2,803
Gross profit	2,522	1,968
Operating expenses		
Selling and marketing expenses	307	263
Administrative expenses	451	382
Total operating expenses	758	645
Operating profit	1,764	1,323
Other income / (expense)	(110)	5
Finance income	240	195
Profit before income taxes	1,894	1,523
Income tax expense	249	195
Profit for the period	1,645	1,328
Attributable to :		
Minority interest	–	–
Equity holders	1,645	1,328
Profit for the period	1,645	1,328
Earnings per share (AUD)		
Basic	2.89	2.34
Diluted	2.88	2.33
Weighted average number of shares used in computing earnings per equity share		
Basic	569,656,611	568,564,740
Diluted	570,629,581	570,473,287

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*

2. *Exchange rates (1 AUD =)*

in Rs.

	2009	2008
Average rate	36.24	35.01
Period end rate	35.03	36.55

Financial information presented in substantial compliance with GAAP requirements of Canada

Consolidated Balance Sheet as at March 31,

Canadian Dollar (CAD) in million, except share data

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	2,712	2,115
Investments in liquid mutual fund units	–	18
Trade accounts receivable	906	847
Unbilled revenue	185	123
Prepaid expenses and other current assets	101	110
Total current assets	3,904	3,213
Property, plant and equipment	1,151	1,050
Goodwill	169	179
Intangible assets, net	9	11
Deferred tax assets	110	76
Advance income taxes	68	57
Other assets	65	46
Total assets	5,476	4,632
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	6	12
Income taxes payable	144	104
Client deposits	1	1
Unearned revenue	81	73
Other current liabilities	662	843
Total current liabilities	894	1,033
Non-current liabilities		
Deferred income tax liabilities	9	1
Other non-current liabilities	60	43
Parent company stockholders' equity		
Common stock, INR Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding – 572,830,043 and 571,995,758 as at March 31, 2009 and 2008 respectively	73	73
Additional paid-in capital	841	673
Accumulated other comprehensive income	(179)	110
Retained earnings	3,778	2,699
Total parent company stockholders' equity	4,513	3,555
Minority interests	–	–
Total equity	4,513	3,555
Total liabilities and stockholders' equity	5,476	4,632

Consolidated statement of earnings and retained earnings

CAD in million, except share data

	2009	2008
Sales	5,250	4,277
Cost of sales	3,039	2,512
Gross margin	2,211	1,765
Expenses		
Selling, general and administration expenses	664	578
Income from operations	1,547	1,187
Provision for investments	–	–
Interest and other income	114	179
Gain on sale of long term investment	–	–
Earnings before income taxes	1,661	1,366
Provision for income taxes	219	175
Net earnings before minority interests	1,442	1,191
Minority interests	–	–
Net earnings after minority interests	1,442	1,191
Cash dividend declared	363	574
	1,079	617
Retained earnings, beginning of the year	2,699	2,082
Retained earnings, end of the year	3,778	2,699
Earnings per share (CAD)		
Net earnings		
Basic	2.53	2.09
Fully diluted	2.53	2.09
Weighted average number of shares		
Basic	569,656,611	568,564,740
Fully diluted	570,629,581	570,473,287

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated other comprehensive income.*

2. *Exchange rates (1 CAD =)*

in Rs.

	2009	2008
Average rate	41.34	39.06
Period end rate	40.53	38.95

Etats financiers préparés en conformité avec les normes International Financial Reporting Standards (IFRS) – France

Bilan consolidé au 31 Mars,

en million d'Euros, sauf résultat par action

	2009	2008
ACTIF		
Actif circulant		
Disponibilités	1,630	1,302
Valeurs mobilières de placement	–	11
Clients	545	521
Factures à établir	111	76
Charges constatées d'avance et autres actifs circulants	61	68
Total actif circulant	2,347	1,978
Actif non-circulant		
Installations techniques, matériels et outillages industriels	692	647
Fonds de commerce	102	110
Immobilisations incorporelles	5	7
Impôt différé actif	66	47
Impôt sur les sociétés actif	41	35
Autre actif non-circulant	38	28
Total actif non-circulant	944	874
Total actif	3,291	2,852
PASSIF ET CAPITAUX PROPRES		
Passif circulant		
Fournisseurs	4	8
Instruments financiers dérivés	17	18
Impôt sur les bénéfices passif	86	64
Acomptes clients	1	1
Produits constatés d'avance	49	45
Avantages des salariés obligatoires	16	14
Provisions	14	8
Autre passif circulant	218	190
Total passif circulant	405	348
Passif non-circulant		
Impôt différé passif	5	1
Avantages des salariés obligatoires	36	27
Total passif	446	376
Capitaux propres		
Capital – Rs. 5/- par valeur 600,000,000 actions autorisées, émises et comprises 572,830,043 et 571,995,758 jusqu'au 31 Mars 2009 et 31 Mars 2008, respectivement	48	48
Prime d'émission	505	414
Report à nouveau	2,721	1,832
Autres capitaux propres	(429)	182
Total capitaux propres	2,845	2,476
Total passif et capitaux propres	3,291	2,852

Compte de résultat consolidé

en million d'Euros, sauf résultat par action

	2009	2008
Produits	3,311	2,918
Coût des ventes	1,917	1,714
Résultat brut	1,394	1,204
Charges d'exploitation :		
Cout des ventes et de marketing	170	161
Charges administratives	249	233
Total des charges d'exploitation	419	394
Résultat d'exploitation	975	810
Autres produits / (charges)	(61)	3
Produits financiers	133	119
Résultat avant impôts	1,047	932
Impôts sur les bénéfices	138	119
Résultat net	909	813
Attribué à :		
Intérêts minoritaires	–	–
Part groupe	909	813
Résultat net	909	813
Résultat par action (Euro)		
Base	1.60	1.43
Dilué	1.59	1.43
Nombre moyen pondéré d'actions		
Base	569,656,611	568,564,740
Dilué	570,629,581	570,473,287

Notes :

1. *La devise fonctionnelle de la société est la roupie indienne. Ces états financiers ont été présentés en traduisant les produits et les charges avec un taux moyen pendant l'année ; l'actif circulant, le passif circulant, les installations techniques, matériels et outillages industriels, les emprunts à long terme, avec un taux à la fin de l'année; et toutes les augmentations des capitaux propres, avec un taux moyen pour l'année. La différence obtenue avec la conversion est comptabilisée dans les autres capitaux propres.*

2. *Taux de change (1 EURO=)*

en Rs.

	2009	2008
Taux moyen	65.54	57.24
Taux à la fin de l'année	67.44	63.25

Der Abschluss wurde im wesentlichen in Übereinstimmung mit International Financial Reporting Standards (IFRS) aufgestellt – Deutschland

Konsolidierte Bilanz zum 31. März,

in Mio. Euro, außer Angaben für Aktien und je Aktie

	2009	2008
Aktiva		
Kurzfristige Vermögenswerte		
Zahlungsmittel und Zahlungsmitteläquivalente	1,630	1,302
Kurzfristige Geldanlagen	–	11
Forderungen aus Lieferungen und Leistungen	545	521
Noch nicht abgerechnete Fertigungsaufträge	111	76
Vorauszahlungen und sonstiges Vermögenswerte	61	68
Summe kurzfristige Vermögenswerte	2,347	1,978
Langfristige Vermögenswerte		
Sachanlagen	692	647
Geschäfts – und Firmenwert	102	110
Immaterielle Vermögenswerte	5	7
Latente Steuern	66	47
Ertragsteuerforderungen	41	35
Sonstige langfristige Vermögenswerte	38	28
Summe langfristige Vermögenswerte	944	874
Summe Aktiva	3,291	2,852
Kurzfristige Schulden		
Verbindlichkeiten aus Lieferungen und Leistungen	4	8
Derivative Finanzinstrumente	17	18
Ertragsteuerverbindlichkeiten	86	64
Erhaltene Anzahlungen	1	1
Verbindlichkeiten aus Fertigungsaufträgen	49	45
Verbindlichkeiten aus Sozialleistungsverpflichtungen	16	14
Rückstellungen	14	8
Sonstige Verbindlichkeiten	218	190
Summe kurzfristige Schulden	405	348
Langfristige Schulden		
Passive latente Steuern	5	1
Verbindlichkeiten aus Sozialleistungsverpflichtungen	36	27
Summe langfristige Schulden	446	376
Eigenkapital		
Gezeichnetes Kapital – 600.000.000 Aktien im Nennwert von 5,00 Rs. sind genehmigt, zum 31. März 2009 572.830.043 (i.Vj. 571.995.758) ausgegeben und im Umlauf befindlich	48	48
Aufgeld	505	414
Gewinnvortrag	2,721	1,832
Sonstige Teile des Eigenkapitals	(429)	182
Summe Eigenkapital	2,845	2,476
Summe Passiva	3,291	2,852

Konsolidierte Gewinn– und Verlustrechnung

in Mio. Euro, außer Angaben für Aktien und je Aktie

	2009	2008
Umsatzerlöse	3,311	2,918
Umsatzkosten	1,917	1,714
Bruttoergebnis vom Umsatz	1,394	1,204
Betriebsaufwand		
Vertriebskosten	170	161
Allgemeine Verwaltungskosten	249	233
Summe operative Aufwendungen	419	394
Betriebsergebnis	975	810
Sonstige betriebliche Erträge / (Aufwendungen)	(61)	3
Finanzergebnis	133	119
Ergebnis vor Steuern und Minderheiten	1,047	932
Steuern vom Einkommen und Ertrag	138	119
Periodenergebnis	909	813
Zuordnung zu :		
Minderheitenanteile	–	–
Anteile der Anteilseigner von Infosys Technologies Ltd.	909	813
Periodenergebnis	909	813
Ergebnis je Aktie (Euro)		
Unverwässert	1.60	1.43
Verwässert	1.59	1.43
Gewichtete durchschnittliche Anzahl an Aktien für die Berechnung des Ergebnisses je Aktie		
Unverwässert	569,656,611	568,564,740
Verwässert	570,629,581	570,473,287

Anmerkungen :

1. *Die funktionale Währung der Gesellschaft ist die indische Rupie. Für die Erstellung dieses Abschlusses wurden Aufwendungen und Erlöse während des Jahres zum Durchschnittskurs umgerechnet; Umlaufvermögen, kurzfristige Verbindlichkeiten, Anlagevermögen und langfristige Darlehen zum Stichtagskurs am Wirtschafsjahresende; Wertsteigerungen des Gesellschaftskapitals mit dem Durchschnittskurs. Der aufgrund der Währungsumrechnung entstehende Unterschiedsbetrag wird unter dem Posten "Sonstiges Eigenkapital" ausgewiesen.*

2. *Verwendete Umrechnungskurse (1 Euro =)*

	2009	2008
Durchschnittskurs	65.54	57.24
Stichtagskurs	67.44	63.25

Financial information presented in substantial compliance with International Financial Reporting Standards (IFRS) – Japan

インフォシス・テクノロジーズ・リミテッドおよび子会社
連結貸借対照表　3月31日現在

（単位：百万円（１株当たりデータを除く。））

	2009 3月31日 現在	2008 3月31日 現在
資産		
流動資産		
現金および現金同等物	212,864	202,157
売却可能金融資産	–	1,768
売上債権	71,119	80,942
未収収益	14,538	11,788
前払費用およびその他の資産	7,957	10,511
流動資産合計	306,478	307,166
非流動資産		
有形固定資産	90,372	100,391
のれん	13,261	17,092
無形固定資産	688	1,081
繰延税金資産	8,644	7,269
法人税資産	5,304	5,403
その他非流動資産	5,108	4,420
非流動資産合計	123,377	135,656
資産合計	429,855	442,822
負債および資本		
流動負債		
仕入債務	491	1,179
デリバティブ金融商品	2,161	2,849
未払法人税	11,296	9,921
顧客預り金	98	98
繰延収益	6,385	6,974
従業員給付債務	2,063	2,161
引当金	1,768	1,277
その他流動負債	28,487	29,469
流動負債合計	52,749	53,928
非流動負債		
繰延税金負債	688	98
従業員給付債務	4,715	4,126
負債合計	58,152	58,152
資本		
普通株式　1株の額面金額　16円		
授権株式数　600,000,000株		
発行済株式数		
2009年3月31日現在 572,830,043株		
2008年3月31日現在 571,995,758株	6,287	6,287
資本剰余金	66,011	64,341
利益剰余金	355,396	284,474
その他の資本の構成物	(55,991)	29,568
資本合計	371,703	384,670
負債および資本合計	429,855	442,822

インフォシス・テクノロジーズ・リミテッドおよび子会社
連結損益計算書　3月31日終了年度

（単位：百万円（１株当たりデータを除く。））

	2009	2008
収益	458,046	410,208
売上原価	265,122	240,958
売上総利益	192,924	169,250
営業費用：		
販売費およびマーケティング費	23,477	22,593
一般管理費	34,479	32,809
営業費用合計	57,956	55,402
営業利益	134,968	113,848
その他の収益／（費用）	(8,448)	393
金融収益	18,369	16,797
税引前利益	144,889	131,038
法人税費用	19,056	16,797
当期純利益	125,833	114,241
以下に帰属する：		
少数株主	–	–
親会社（当社）株主	125,833	114,241
当期純利益	125,833	114,241
1株当たり当期純利益		
基本的（単位：円）	221	200
希薄化後（単位：円）	221	200
1株当たり当期純利益の算定に使用した加重平均発行済株式数		
基本的	569,656,611	568,564,740
希薄化後	570,629,581	570,473,287

注：上記財務情報中の円金額は、2009年3月31日に株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である１米ドル＝98.23円により米ドル金額から円金額に換算されている。

Financial information presented in substantial compliance with International Financial Reporting Standards (IFRS) – United Kingdom

Consolidated Balance Sheet as at March 31,

United Kingdom Pound Sterling (GBP) in million except share data

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	1,516	1,037
Available-for-sale financial assets	–	9
Trade receivables	507	415
Unbilled revenue	104	60
Prepayments and other assets	57	54
Total current assets	2,184	1,575
Non-current assets		
Property, plant and equipment	644	515
Goodwill	94	88
Intangible assets	5	6
Deferred income tax assets	62	37
Income tax assets	38	28
Other non-current assets	35	23
Total non-current assets	878	697
Total assets	3,062	2,272
Liabilities and equity		
Current liabilities		
Trade payables	3	6
Derivative financial instruments	15	15
Current income tax liabilities	80	51
Client deposits	1	1
Unearned revenue	45	36
Employee benefit obligations	15	11
Provisions	13	7
Other current liabilities	203	151
Total current liabilities	375	278
Non-current liabilities		
Deferred income tax liabilities	5	1
Employee benefit obligations	34	21
Total liabilities	414	300
Equity		
Share capital – Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding 572,830,043 and 571,995,758 as at March 31, 2009 and March 31, 2008, respectively	33	33
Share premium	470	330
Retained earnings	2,531	1,459
Other components of equity	(386)	150
Total equity	2,648	1,972
Total liabilities and equity	3,062	2,272

Consolidated Income Statement for the year ended March 31,

GBP in million except share data

	2009	2008
Revenues	2,767	2,075
Cost of sales	1,602	1,219
Gross profit	1,165	856
Operating expenses :		
Selling and marketing expenses	142	114
Administrative expenses	208	166
Total operating expenses	350	280
Operating profit	815	576
Other income / (expense)	(51)	2
Finance income	111	85
Profit before income taxes	875	663
Income tax expense	115	85
Net profit	760	578
Attributable to :		
Minority interest	–	–
Equity holders	760	578
Net profit	760	578
Earnings per equity share (GBP)		
Basic	1.33	1.02
Diluted	1.33	1.01
Weighted average equity shares used in computing earnings per equity share		
Basic	569,656,611	568,564,740
Diluted	570,629,581	570,473,287

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*

2. *Exchange rates (1 GBP=)*

in Rs.

	2009	2008
Average rate	78.43	80.52
Period end rate	72.49	79.46

Extract of audited IFRS financial statements

We have fully adopted IFRS as issued by International Accounting Standards Board (IASB) for our filings with SEC. The financial statements filed with SEC for fiscal 2009 is our first annual financial statement in full compliance with IFRS. We have filed all our interim financial reports of fiscal 2009 with SEC in compliance with IFRS. For details, visit www.infosys.com.

During the previous year, NASDAQ modified its rules relating to dispatch of annual reports to ADR holders. Under the amended rules, a company can host the annual report on its website, in lieu of physical distribution. We have decided to adopt this rule and accordingly have made the annual report and the filing with the U.S. Securities and Exchange Commission (SEC) in the Form 20-F available on our website www.infosys.com. However, a physical copy will be made available to shareholders on request.

Consequent to this, we are not circulating the Form 20-F filing with SEC to our shareholders in India, but the same would be made available to the shareholders on request. However, the extract of the audited Balance Sheet and Income Statement as per IFRS is provided here under :

Consolidated Balance Sheet as at March 31,

United States Dollar (US $) in million, except share data

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	2,167	2,058
Available-for-sale financial assets	–	18
Trade receivables	724	824
Unbilled revenue	148	120
Prepayments and other assets	81	107
Total current assets	3,120	3,127
Non-current assets		
Property, plant and equipment	920	1,022
Goodwill	135	174
Intangible assets	7	11
Deferred income tax assets	88	74
Income tax assets	54	55
Other non-current assets	52	45
Total non-current assets	1,256	1,381
Total assets	4,376	4,508
Liabilities and equity		
Current liabilities		
Trade payables	5	12
Derivative financial instruments	22	29
Current income tax liabilities	115	101
Client deposits	1	1
Unearned revenue	65	71
Employee benefit obligations	21	22
Provisions	18	13
Other current liabilities	290	300
Total current liabilities	537	549
Non-current liabilities		
Deferred income tax liabilities	7	1
Employee benefit obligations	48	42
Total liabilities	592	592
Equity		
Share capital – Rs. 5/- ($0.16) par value 600,000,000 equity shares authorized, issued and outstanding 572,830,043 and 571,995,758 as at March 31, 2009 and March 31, 2008, respectively	64	64

Consolidated Balance Sheet as at March 31, (contd.)

United States Dollar (US $) in million, except share data

	2009	2008
Share premium	672	655
Retained earnings	3,618	2,896
Other components of equity	(570)	301
Total equity	3,784	3,916
Total liabilities and equity	4,376	4,508

Consolidated Income Statement for the year ended March 31,

US $ in million, except share data

	2009	2008
Revenues	4,663	4,176
Cost of sales	2,699	2,453
Gross profit	1,964	1,723
Operating expenses :		
Selling and marketing expenses	239	230
Administrative expenses	351	334
Total operating expenses	590	564
Operating profit	1,374	1,159
Other income / (expense)	(86)	4
Finance income	187	171
Profit before income taxes	1,475	1,334
Income tax expense	194	171
Net profit	1,281	1,163
Attributable to :		
Minority interest	–	–
Equity holders	1,281	1,163
Net profit	1,281	1,163
Earnings per equity share		
Basic ($)	2.25	2.04
Diluted ($)	2.25	2.04
Weighted average equity shares used in computing earnings per equity share		
Basic	569,656,611	568,564,740
Diluted	570,629,581	570,473,287

Notes :

1. *The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under other components of equity.*

2. *Exchange rates (1 US $ =)*

in Rs.

	2009	2008
Average rate	46.54	40.00
Period end rate	50.72	40.02

Global presence

Asia Pacific

Hong Kong
2 Exchange Square
8/F 8 Connaught Place
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

United Arab Emirates
Dubai
Burjuman Tower, 18th Floor
P. O. Box 121828, Dubai
Tel. : 971 4509 6839
Fax : 971 4509 6797

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel. : 971 6557 1068
Fax : 971 6557 3768

Europe

Belgium
Regus Park Atrium
11, Rue des Colonies /
Kolonienstraat
B 1000 Brussels
Tel. : 32 2 517 62 30
Fax : 32 2 517 67 00

Czech Republic
Regus Business Center
Prague Stock Exchange
Rybna Street 682 / 14
110 05 Prague 1
Czech Republic
Tel. : 420 222 191 387
Fax : 420 222 191 700

Denmark
Regus Copenhagen
Larsbjoernsstraede 3
1454 Copenhagen
Tel. : 45 33 3772 94
Fax : 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel. : 358 925 166 239
Fax : 358 925 166 100

France
Paris
12 Avenue de l'Arche
Faubourg de l'Arche
92419 Courbevoie Cedex
Paris
Tel. : 33 1 46 91 84 56
Fax : 33 1 46 91 88 45

Toulouse
7, Avenue Didier Daurat
1st Floor, Blagnac
31700 Toulouse
Tel. : 33 5 34 50 92 77
Fax : 33 5 34 50 91 90

Germany
Frankfurt
Topas 1
Mergenthaleralle 77
65760 Eschborn / Frankfurt
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Stuttgart
Liebknechtstrasse 33
D 70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
SAP Partner Port Office
Altrottstr. 3, 69190 Walldorf
Tel. : 49 6227 73 4350
Fax : 49 6227 73 4359

Ireland
Regus Prembroke House
30 Pembroke Street Upper
Dublin 2, Ireland
Tel. : 353 1 234 2470
Fax : 353 1 234 2575

Italy
Via Torino 2
20123 Milano
Tel. : 39 02 7254 6456
Fax : 39 02 7254 6400

Norway
Regus Business Centre
Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel. : 47 22 99 60 42
Fax : 47 22 99 60 10

Spain
Calle Ribera del Loira 46
(Regus)
28042, Madrid
Tel. : 34 91 503 0644
Fax : 34 91 503 0530

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland
Geneva
G Block, 1st Floor
ICC Route de Pré-Bois 20
1215 Geneva
Tel. : 41 22 710 7980
Fax : 41 22 710 7989

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

The Netherlands
World Trade Center
H-Tower, 23rd Floor
Zuidplein 190
1077 XV Amsterdam
Tel. : 31 20 796 5500
Fax : 31 20 796 5501

United Kingdom
Aberdeen
Regus Center
1, Berry Street
Aberdeen AB25 1HF
Tel. : 44 1224 843754
Fax : 44 1224 841301

London
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Milton Keynes
MWB Business Exchange
Centres, Exchange House
494 Midsummer Boulevard
Central Milton Keynes
MK9 2EA
Tel. : 44 190 825 5500
Fax : 44 190 825 5700

Swindon
Part First Floor
Wakefield House
Aspect Park, Pipers Way
Swindon SN 31RE
Tel. : 44 179 352 8766
Fax : 44 179 352 3714

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Infosys – Center Point
Offshore Development Center
Plot No. 26A
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K 310, 1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591
Fax : 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor
Wing A, No. 39 (P)
No. 41 (P) and No. 42 (P)
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chandigarh
Ground Floor, Block A and B
DLF Building, Plot No. 2
Rajiv Gandhi Chandigarh
Technology Park
Kishangarh, Mani Majra
Chandigarh 160 101
Tel. : 91 17 2502 1100
Fax : 91 17 2504 6222

Plot No. 1 Rajiv Gandhi
Technology Park Kishangarh
Chandigarh 160 101
Tel. : 91 17 2503 8000
Fax : 91 17 2506 0860

Chennai
138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530
Fax : 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603 002
Tel. : 91 44 4741 1111
Fax : 91 44 4741 5151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally
Rangareddy (Dist.)
Hyderabad 500 032
Tel. : 91 40 6642 0000
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485 / 88
Fax : 91 824 245 1504

IT and ITeS SEZ
Kamblapadav
Kurnad Post, Pajeet Village
Bantwal Taluk 574 153
Dakshina Kannada District
Tel. : 91 824 228 4492
Fax : 91 824 228 4491

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal
Electronics City
Mysore 570 018
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 270 0888
Fax : 91 471 270 0889

North America

Canada
Calgary
Suite 2600
SunLife Plaza West
144-4th Avenue SW
Calgary, AB T2P 3N4
Tel. : 1 403 269 1344
Fax : 1 403 716 3637

Toronto
5140 Yonge Street
Suite 1400 Toronto
Ontario, M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

United States
Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel. : 1 770 799 1860
Fax : 1 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue
WA 98008
Tel. : 1 425 256 6200
Fax : 1 425 256 6201

Bentonville
2101 SE 25th Street
Suite 175, Bentonville
AR 72712
Tel. : 479 271 4600
Fax : 479 271 4601

Bridgewater
400 Crossing Boulevard
Suite 101, Bridgewater
NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Charlotte
13777 Ballantyne Corporate PL
Suite 250, Charlotte
NC 28277
Tel. : 1 704 972 0320
Fax : 1 704 972 0311

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Global presence

North America (contd.)

Hartford
95 Glastonbury Blvd
Glastonbury, CT 06033
Tel. : 1 860 494 4139
Fax : 1 860 494 4140

Houston
14800 St. Mary's Lane
Suite 160, Houston
TX 77079
Tel. : 1 281 493 8698
Fax : 1 281 493 8601

Lake Forest
One Spectrum Pointe
Suite 350, Lake Forest
CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle
IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Minneapolis
80 South, 8th Street
Suite 900
Minneapolis, MN 55402
Tel. : 1 612 349 5258
Fax : 1 510 248 2022

New York
630 Fifth Avenue
Suite 1600, Rockefeller Center
New York, NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200, Phoenix
AZ 85029
Tel. : 1 480 655 3598
Fax : 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano
TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston
VA 20190
Tel. : 1 703 234 3798
Fax : 1 703 234 3701

Southfield
3000 Town Center
Suite 2850
Southfield, MI 48075
Tel. : 1 248 603 4397
Fax : 1 248 208 3315

Subsidiaries of Infosys Technologies Limited

Infosys Technologies (Australia) Pty. Limited

Brisbane
Level 12, 259 Queen Street
Brisbane QLD 4000
Tel. : 61 7 3231 9800
Fax : 61 7 3231 9899

Melbourne
Level 4 and 5, 818
Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Perth
Level 18, 152-158 St Georges
Terrace, Perth WA 6000
Tel. : 61 8 9288 1750
Fax : 61 8 9288 1753

Sydney
Level 43, 77 Pacific Highway
P. O. Box 1885
North Sydney NSW 2060
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

Infosys Technologies (China) Co. Ltd.

Hangzhou
18F Huarong Times Mansion
3880 Jiangnan Avenue
Binjiang District
Tel. : 86571 28992690
Fax : 86571 28992690

Shanghai
Bldg. No. 24 and 25
Shanghai Pudong
Software Park
498 Guoshoujing Road
Pudong New Area
Shanghai 201203
Tel. : 86 21 5027 1588
Fax : 86 21 5080 2927

Bldg. 18, Capital of Leaders
1387 Zhang Dong Road
Zhang Jiang Hi-Technology
Park
Pudong New Area
Shanghai 201203
Tel. : 86 21 6105 5500
Fax : 86 21 6105 5501

Infosys Technologies S. de R L. de CV.

Mexico
Av. Acueducto #2610
4piso Col.
Del Paseo Residencial
Monterrey, N. L. C. P. 64920
Tel. : 52 1 8112538400
Fax : 52 81 1253 8401

Infosys Consulting Inc.

North America
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

United Kingdom
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Infosys Technologies (Sweden) AB

Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Infosys BPO Limited

Australia - Melbourne
Level 5, 818, Bourke Street
Docklands VIC 3008
P.O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Canada - Toronto
5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

Czech Republic - Brno
Holandka 9,63900, Brno
Tel. : 420 542 212406
Fax : 420 543 236349

India - Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

Salarpuria Infozone
Wing A, No. 39 (P)
41 (P) and 42 (P)
Electronic City, Hosur Road
Bangalore 560100
Tel. : 91 80 4067 0035
Fax : 91 80 4067 0034

27, SJR Towers
Bannerghatta Road
J. P. Nagar, III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

India - Chennai
Temple Steps 6th and 7th Floor
No. 184, Annasalai Saidapet
Chennai 600 015
Tel. : 91 44 6600 7000
Fax : 91 44 6600 7005

India - Gurgaon
The Presidency, 351/2
Mehrauli Gurgaon Road
Gurgaon 122 001
Tel. : 91124 4267 747
Fax : 91124 3922 103

7th floor Tower A, B and C
Building No. 6
DLF Cyber City
Developer Limited
Special Economic Zone
Sector 24 and 25 DLF PH-3
Gurgaon, Haryana
Tel. : 0124-4583700
Fax : 0124-4583701

India - Jaipur
Plot No. E-142-143
Sitapura Industrial Area
Jaipur 302022
Tel. : 91141 2771 325
Fax : 91141 2771 325

IT-A-001
Mahindra World City
Special Economic Zone
Village Kalwara
Tahsil Sanganer
Jaipur 302029
Tel. : 0141-3956000
Fax : 0141-3956100

India - Pune
Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900
Fax : 91 20 2293 4540

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 4540

Plot No. 24 / 3,
Rajiv Gandhi Infotech Park
Phase II, Village Mann
Taluka Mulshi
Pune 411 057
Tel. : 91 20 40232001
Fax : 91 20 39815352

United Kingdom
14th Floor
10 Upper Bank Street
Canary Wharf
London E14 5NP
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

United States - Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

Subsidiaries of Infosys BPO

Philippines
3rd Floor, Trade Hall Metro
Market, Bonifacio Global City
Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel. : 632 856 3319
Fax : 632 856 3320

Infosys BPO Poland Sp. Z o.o.

Al. Piłsudskiego 22 90-051
Lodz, Poland
Tel. : 48 42 291 8000
Fax : 48 42 291 8081

UL. Gdanska 47
90-729 Lodz, Poland
Tel. : 48 42 291 8205
Fax : 48 42 291 80 73

Infosys BPO (Thailand) Ltd.

No.1768, 26th Floor
Thai Summit Tower
New Petchaburi Road
Bangkapi Huaykwang
Bangkok 10310
Tel. : 662 614 3444
Fax : 662 614 3333

Creative concept and design by Communication Design Group, Infosys.